Form 10-K, Exhibit 13
period 1994-06-30
INTERNATIONAL ALUMINUM CORP
filed 1994-09-26
CIK 51103

INTERNATIONAL

  ALUMINUM

 CORPORATION










                                 1994

                               ANNUAL

                               REPORT

COMPANY PROFILE


INTERNATIONAL ALUMINUM CORPORATION is an integrated manufacturer and supplier of a broad line of quality aluminum, wood, vinyl and glass products. The
Company is headquartered in Monterey Park, California and has approximately
1,900 employees. Operations are conducted through fourteen domestic subsidiaries and one foreign subsidiary.

COMMERCIAL PRODUCTS - Curtain walls, window walls, storefront framing, commercial windows, entrance doors and frames, interior doors and frames and interior glazing systems.

RESIDENTIAL PRODUCTS - Aluminum, wood, vinyl and composite products including sliding windows, single hung windows, double hung windows, casement windows, garden windows, bay and bow windows, special configuration windows, louvre windows, storm sash, patio doors, wardrobe mirror doors, tub enclosures and showers.

ALUMINUM EXTRUSIONS - Mill finish, anodized, painted and fabricated extrusions.

GLASS PRODUCTS - Distinctive lines of glass furniture, modular display systems, tempering, etching and fabrication of flat glass.













TABLE OF CONTENTS


Financial Highlights
         1
Letter to Shareholders
         2
Selected Financial Data
         4
Management's Discussion and Analysis of Financial
  Condition and Results of Operations
         4
Consolidated Financial Statements
         6
Notes to Consolidated Financial Statements
        10
Quarterly Stock Information
        14
Report of Independent Accountants
        15
Corporate Information
        16
List of Subsidiaries
        17

FINANCIAL HIGHLIGHTS
Fiscal Years Ended June 30, 1994, 1993 and 1992



1994             1993             1992
Net sales
$174,773,000     $152,195,000     $158,323,000

Income from operations                                         $
11,128,000     $  4,148,000     $    860,000

Net income                                                     $
8,795,000     $  3,602,000     $    876,000



Per Share Data:

   Net income
$2.08            $ .85            $ .21

   Dividends
$1.00            $1.00            $1.00

/TABLE

TO OUR SHAREHOLDERS


As fiscal 1994 unfolded we experienced progressive improvement in most of our markets. Construction activity of all types accelerated throughout much of the United States as the year progressed with the only significant exception being here in California. While we received some minimal local benefit from reconstruction activity related to the January earthquake, the quake's greatest effect was to add to California's already major economic woes and further dampen the State's already lagging emergence from the recession.
Since historically roughly 45 percent of our revenues have been derived from construction related activities in California, the slow recovery here has somewhat dampened our overall rebound from the market stagnation of the past several years. Notwithstanding the above, we are generally satisfied with the progress made during the past year. On a revenue increase of 15 percent, we were able to more than double net income from operations to $1.74 per share. While this is still far short of that recorded in 1989 and 1990, we feel it represents acceptable achievement and supports the moves which we have made to adapt to vastly different market conditions.

The resurgence of our Commercial Products Group contributed significantly to our improved profitability. Not only did this Group generate dramatically improved earnings but the increased volume of aluminum extrusions channeled through it helped both of our extrusion plants to return to a profitable position. The conversion of our eastern United States Aluminum facilities into warehouse service centers has further proven to have been the right move. We are currently in the process of opening a satellite storefront warehouse facility in Houston which follows the one opened in mid-year in
Denver. We are planning to establish additional outlets in the East and
Southeast in the months to come.

Our aluminum extrusion and finishing plants in California and Texas both achieved remarkable turnarounds. They are extremely dependent on heavy sustained volume due to the large fixed costs with which they are burdened.
Improved intercompany purchases combined with major increases in outside volume at both plants was the primary reason for this Group's improved results. Also as a result of the extrusion industry throughout the United
States operating at close to full capacity and with extended lead times, we have found it possible to partially restore eroded margins.

The lack of recovery of our Residential Products Group has been a disappointment. This Group is heavily dependent on the California building market which, while up slightly, still badly lags the rest of the Country.
Conversely, Arizona is experiencing a true building boom and our plant in
Phoenix is doing extremely well. As previously announced, we will be breaking ground there shortly on a new 100,000 square foot plant to enable us to better serve this expanding market.

Ragland Manufacturing, our interior door frame and wall system subsidiary headquartered in Houston, continued to do well. During the year Ragland,
Mitsubishi Kasei and Lasco Systems of Dallas co-developed an advanced "clean room" product line which shows good promise for use in the electronic component and pharmaceutical industries.

Results from both International California Glass and
International Carolina
Glass showed marked improvement. These glass fabricating companies are redirecting their marketing efforts more in the direction of the relatively stable display industry and away from dependence on the somewhat trendy heavy glass furniture business. Our venture into the retail factory outlet mall business in South Carolina was less than a resounding success and has been dropped.

Eland-Brandt in Amsterdam had another poor year. Construction activity in
Europe remains extremely soft and Eland-Brandt's ability to downsize and reduce its labor cost is constrained by government regulations. Finally, after eight months of negotiations, it has been given authorization to lay off approximately ten percent of its workforce. In March we sold our metal distribution company in Tijuana, Mexico to our resident manager. We have an ongoing supply agreement with the new management. As a result, our sales volume into that market should be essentially unaffected.

Financially the Company remains in good shape. Working capital at yearend stood at $63.4 million while total shareholders' equity increased to $103.4 million. At June 30 our current ratio was 4.2 to 1 and our long term debt had declined to $1.1 million. Early in the year the mandatory adoption of
Financial Accounting Standards No. 109 resulted in a one-time tax benefit of
$1,430,000 or $.34 per share.

Our major task in the coming year will be to attempt to return our California residential operations to their former levels of income contribution. To this end, new product development and redirected marketing efforts are currently under way. While in the past year we made some progress in the direction of non-construction diversification, it will be our intent to continue this search in the year to come in order to reduce our heavy dependency on cyclical construction markets.



Cornelius C. Vanderstar                                 John P.
Cunningham
Chairman                                                President

September 2, 1994

SELECTED FINANCIAL DATA

     Year Ended June 30             1994            1993
 1992            1991            1990
Sales and Earnings -
  Building products
    Commercial                  $ 66,843,000    $ 60,340,000    $
62,179,000    $ 73,552,000    $ 93,133,000
    Residential                   52,081,000      49,308,000
52,696,000      55,749,000      70,769,000
    Extrusions                    38,616,000      28,585,000
28,963,000      30,397,000      32,420,000
                                 157,540,000     138,233,000
143,838,000     159,698,000     196,322,000
  Glass products                  17,233,000      13,962,000
14,485,000      14,657,000      15,831,000
Total net sales                 $174,773,000    $152,195,000
$158,323,000    $174,355,000    $212,153,000

Income before
  accounting change             $  7,365,000    $  3,602,000    $
  876,000    $  6,243,000    $ 15,772,000
Accounting change                  1,430,000

Net income                      $  8,795,000    $  3,602,000    $
  876,000    $  6,243,000    $ 15,772,000

Per common share:
  Income before
    accounting change                  $1.74           $ .85
    $ .21           $1.46           $3.52
  Accounting change                      .34

  Net income                           $2.08           $ .85
    $ .21           $1.46           $3.52

  Dividends declared                   $1.00           $1.00
    $1.00           $1.00           $1.00


Financial Data at Year End -
  Working capital               $ 63,452,000    $ 61,447,000    $
61,044,000    $ 61,655,000    $ 63,507,000
  Total assets                   129,030,000     123,938,000
122,286,000     129,377,000     134,701,000
  Long-term debt                   1,103,000       1,665,000
2,226,000       2,787,000       3,355,000
  Shareholders' equity           103,435,000      98,947,000
99,427,000     102,188,000     105,039,000


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations
1994 vs. 1993
Fiscal year 1994 net sales increased by $22,578,000 or 14.8% from the fiscal year 1993 level. This increase is comprised of a $24,165,000 increase in domestic sales which was offset by a $1,587,000 decrease in foreign sales.
The domestic sales increase reflects improvements posted by each of the
Company's domestic product groups. The most significant domestic increases were posted by the Aluminum Extrusion Group and the Commercial Products Group which reflect the upswing in activity in the manufacturing and commercial construction segments of the economy.

Gross profit was 29.2% of sales in 1994 as compared with 27.9% in 1993, primarily reflecting the production cost efficiencies in the Aluminum
Extrusion and Commercial Products lines resulting from significantly increased volume. This increase was offset by increases in production costs at the two
California residential products companies necessitated by the introduction of a new line of more energy efficient products required to meet stringent energy standards mandated by the California Energy Commission.

Selling, general and administrative expenses were 22.8% of sales in 1994 as compared with 25.2% in 1993. Expenses in the current year have risen by
$1,548,000 primarily due to additional distribution costs associated with the increased volumes of business.

The decrease in investment income relates to significant decreases in the market values of interest rate sensitive securities during the year.

1993 vs. 1992
Net sales for fiscal 1993 decreased by $6,128,000 or 3.9% from net sales of fiscal 1992. This decrease consists of a $3,582,000 decrease in domestic sales and a $2,546,000 decrease in foreign sales. The overall sales decrease reflects the continued stagnant economies of the United States and Western
Europe. The prolonged domestic recession has stifled the demand for residential and commercial construction and has created an oversupply of buildings across the United States.

Cost of sales decreased to 72.1% of sales in 1993 as compared with 74.9% in
1992.  This decrease is primarily related to two factors.  The
Aluminum
Extrusion Group decreased costs of production through operating efficiencies attained from enhanced production procedures. The Commercial Products Group decreased their costs of sales through a restructuring of the eastern plants into warehouse service centers supplied by the Texas plant.

Selling, general and administrative expenses in 1993 were $504,000 below those of 1992. This decrease is primarily related with decreased selling costs due to reduced expenditures for advertising.

The increase in investment income directly relates to significantly increased rates of return on the Company's investable funds.

Liquidity and Capital Resources
Working capital at June 30, 1994 was $63,452,000, an increase of
$2,005,000
or 3.3% over the June 30, 1993 level and an increase of $2,408,000 or 3.9%
over the June 30, 1992 level. The ratio of current assets to current liabilities was 4.2 at the end of 1994 compared to 4.6 at the end of 1993 and
5.2 at the end of 1992. Thus, the Company continues to be in excellent position to meet its short-term requirements. Funds in excess of current operating requirements are invested in marketable securities and short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately
$4,559,000 in 1994, $3,479,000 in 1993 and $2,240,000 in 1992
were financed
through internal cash flow. The Company's projected capital expenditures for fiscal 1995 include $3,000,000 for scheduled expansion of production capacity in addition to the normal annual expenditures for replacement items.
The Company anticipates financing these expenditures through internal cash flow.

The Company had $10,000,000 in available credit at the end of 1994 under a short-term borrowing arrangement witha bank.

CONSOLIDATED BALANCE SHEETS
June 30, 1994 and 1993


Assets
           1994                  1993
Current assets:
  Cash
       $  5,973,000          $  4,847,000
  Short-term investments
          9,727,000            14,407,000
  Accounts receivable, less reserve of
    $815,000 in 1994 and $673,000 in 1993
         34,715,000            29,620,000
  Unbilled receivables
          1,055,000             1,441,000
  Inventories
         28,741,000            25,942,000
  Prepaid expenses
          1,580,000             1,529,000
  Future income tax benefits
          1,326,000               827,000
       Total current assets
         83,117,000            78,613,000




Property, plant and equipment, at cost:
  Land
          7,252,000             6,925,000
  Buildings and improvements
         27,915,000            27,766,000
  Machinery and equipment
         52,754,000            49,878,000

         87,921,000            84,569,000
  Less - Accumulated depreciation
         48,133,000            44,528,000

         39,788,000            40,041,000






Other assets:
  Costs in excess of net assets of purchased businesses
          4,972,000             5,105,000
  Other
          1,153,000               179,000

          6,125,000             5,284,000

       $129,030,000          $123,938,000


See accompanying notes to consolidated financial statements.
/TABLE

CONSOLIDATED BALANCE SHEETS
June 30, 1994 and 1993


Liabilities and Shareholders' Equity
           1994                  1993
Current liabilities:
  Accounts payable
       $  8,449,000          $  7,860,000
  Accrued liabilities
          8,877,000             8,720,000
  Current portion of long-term debt
            562,000               422,000
  Income taxes payable
          1,777,000               164,000
       Total current liabilities
         19,665,000            17,166,000

Long-term debt
          1,103,000             1,665,000

Other liabilities:
  Deferred income taxes
          4,466,000             5,827,000
  Other
            361,000               333,000

          4,827,000             6,160,000

Commitments (Note 7)


Shareholders' equity:
  Capital Stock -
    Preferred, $10.00 par value -
      Authorized - 500,000 shares
      Outstanding - none
    Common, $1.00 par value -
      Authorized - 10,000,000 shares
      Outstanding - 4,230,780 shares in 1994
         and 4,220,463 shares in 1993
          4,704,000             4,694,000
  Paid-in capital
          3,359,000             3,230,000
  Retained earnings, including cumulative
    translation adjustment of $2,228,000
    in 1994 and $2,446,000 in 1993
         95,372,000            91,023,000

        103,435,000            98,947,000

       $129,030,000          $123,938,000

/TABLE

CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 1994, 1993 and 1992



1994             1993             1992
Net sales
$174,773,000     $152,195,000     $158,323,000
Cost of sales
123,725,000      109,675,000      118,587,000
   Gross profit
51,048,000       42,520,000       39,736,000
Selling, general and administrative expenses
39,920,000       38,372,000       38,876,000
   Income from operations
11,128,000        4,148,000          860,000
Investment income
479,000        1,428,000          771,000
Interest expense
(102,000)        (134,000)        (225,000)
   Income before income taxes and cumulative effect of
      accounting change
11,505,000        5,442,000        1,406,000
Provision for income taxes
4,140,000        1,840,000          530,000
   Income before cumulative effect of accounting change
7,365,000        3,602,000          876,000
Cumulative effect of accounting change for income taxes
1,430,000
Net income                                                    $
8,795,000     $  3,602,000     $    876,000

Earnings per common share:
   Income before cumulative effect of accounting change
  $1.74             $.85             $.21
   Cumulative effect of accounting change
    .34
   Net income
  $2.08             $.85             $.21
/TABLE

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended June 30, 1994, 1993 and 1992


                                             Common Stock
                                         Number
 Paid-in       Retained
                                        of Shares      Amount
 Capital       Earnings          Total
Balance, June 30, 1991                  4,204,939    $4,678,000
$3,092,000    $94,418,000    $102,188,000
   Exercise of stock options               13,484        14,000
   115,000                        129,000
   Translation adjustment
                  448,000         448,000
   Cash dividends
               (4,214,000)     (4,214,000)
   Net income
                  876,000         876,000
Balance, June 30, 1992                  4,218,423     4,692,000
 3,207,000     91,528,000      99,427,000
   Exercise of stock options                2,040         2,000
    23,000                         25,000
   Translation adjustment
                  113,000         113,000
   Cash dividends
               (4,220,000)     (4,220,000)
   Net income
                3,602,000       3,602,000
Balance, June 30, 1993                  4,220,463     4,694,000
 3,230,000     91,023,000      98,947,000
   Exercise of stock options               10,317        10,000
   129,000                        139,000
   Translation adjustment
                 (218,000)       (218,000)
   Cash dividends
               (4,228,000)     (4,228,000)
   Net income
                8,795,000       8,795,000
Balance, June 30, 1994                  4,230,780    $4,704,000
$3,359,000    $95,372,000    $103,435,000


See accompanying notes to consolidated financial statements.
/TABLE

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 1994, 1993 and 1992



1994              1993              1992
Cash flows from operating activities:
   Net income                                                $
8,795,000       $ 3,602,000       $   876,000
   Adjustments for noncash transactions:
     Depreciation and amortization
4,696,000         4,607,000         4,790,000
     Change in deferred income taxes
(699,000)          (94,000)         (110,000)
     Change in accounting for income taxes
(1,430,000)
   Changes in assets and liabilities:
     Receivables
(4,883,000)          743,000         1,376,000
     Inventories
(2,846,000)       (1,552,000)        5,086,000
     Prepaid expenses and other
(1,020,000)           40,000           586,000
     Accounts payable
646,000         1,842,000        (3,435,000)
     Accrued liabilities and other
221,000         1,265,000          (666,000)
     Income taxes payable
1,871,000          (293,000)          441,000
     Net cash provided by operating activities
5,351,000        10,160,000         8,944,000

Cash flows from investing activities:
   Capital expenditures
(4,559,000)       (3,479,000)       (2,240,000)
   Proceeds from sales of capital assets
170,000           317,000           412,000
     Net cash used in investing activities
(4,389,000)       (3,162,000)       (1,828,000)

Cash flows from financing activities:
   Repayment of long-term debt
(422,000)         (700,000)         (707,000)
   Exercise of stock options
139,000            25,000           129,000
   Dividends paid to shareholders
(4,228,000)       (4,220,000)       (4,214,000)
     Net cash used in financing activities
(4,511,000)       (4,895,000)       (4,792,000)

Effect of exchange rate changes on cash
(5,000)         (100,000)          (50,000)
Net change in cash and short-term investments
(3,554,000)        2,003,000         2,274,000
Cash and short-term investments at beginning of year
19,254,000        17,251,000        14,977,000
Cash and short-term investments at end of year
$15,700,000       $19,254,000       $17,251,000


See accompanying notes to consolidated financial statements.
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Significant accounting policies and procedures -

(a)  Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its domestic and foreign subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.
To expedite reporting, the Company follows the practice of consolidating its foreign subsidiary using a year ending one month prior to the June 30th year end of its domestic subsidiaries.

(b)  Short-term Investments

Short-term investments include preferred stocks, certificates of deposit and money market funds.

During fiscal year 1993, the Company adopted Statement of Financial
Accounting Standards No. 115 - Accounting For Certain Investments in Debt and
Equity Securities. The preferred stocks are classified as "Trading
Securities"; consequently, unrealized holding gains/losses are being currently recognized. Investment income includes unrealized holding losses of
$581,000 in 1994 and unrealized holding gains of $487,000 in 1993.

(c)  Long-term contracts

Certain sales of the Company's Netherlands subsidiary, Eland-Brandt, B.V., are made under contracts covering extended periods of time. These contracts are accounted for by the percentage-of-completion method on the basis of total costs of shipments compared to total estimated costs. Costs and estimated earnings in excess of billings on uncompleted contracts are classified as
"Unbilled receivables". It is anticipated that all such receivables will be collected within one year.

(d)  Inventories

Inventories, stated at the lower of cost (first-in, first-out) or market, are summarized as follows:

                                                      1994
   1993
Raw materials                                     $21,415,000
$18,424,000
Work in process                                     2,332,000
 3,374,000
Finished goods                                      4,994,000
 4,144,000
                                                  $28,741,000
$25,942,000

(e)  Depreciation and amortization policies

Depreciation and amortization are provided over the estimated useful lives of the assets or the remaining terms of the leases, whichever is shorter, using the straight-line method for financial reporting purpose accelerated methods for tax purposes.

The excess of the purchase price over the underlying book value of the companies acquired is classified as "Costs in excess of net assets of purchased businesses." The related amounts of $6,095,000 are generally being amortized using the straight-line method over periods of up to forty years. Accumulated amortization totalled $1,123,000 at June 30, 1994 and $990,000 at June 30, 1993.

Note 2.  Earnings per common share -

Earnings per common share have been computed based upon the weighted average number of shares outstanding; 4,226,733 shares in 1994, 4,219,401 shares in
1993 and 4,211,372 shares in 1992.


Note 3.  Statement of Cash Flows -

All short-term investments qualify as cash equivalents.

Cash payments for interest were $81,000 in 1994, $168,000 in 1993 and
$246,000 in 1992. Cash payments for income taxes were $2,957,000 in 1994,
$2,214,000 in 1993 and $196,000 in 1992.


Note 4.  Short-term debt and line of credit -

The Company has a loan agreement with a domestic bank providing for a
$10,000,000 unsecured short-term line of credit at 55 basis points below the bank's prevailing prime interest rate (6.70 percent at June 30, 1994). There was no amount outstanding under the agreement at June 30, 1994.


Note 5.  Accrued Liabilities -

Components of accrued liabilities at June 30, 1994 and 1993 are:

                                                       1994
   1993
Wages and compensated absences                      $4,666,000
$3,770,000
Taxes, other than income taxes                       1,411,000
 1,211,000
Insurance                                              752,000
 1,928,000
Dividends                                            1,058,000
 1,055,000
Other                                                  990,000
   756,000
                                                    $8,877,000
$8,720,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 6.  Long-term debt -

Long-term debt consists primarily of an Industrial Development
Revenue Bond
that financed the development of two plant facilities in Rock
Hill, South
Carolina. The bond is secured by first mortgage liens on the two properties.
Interest payments, at 73% of the floating prime rate, and principal installments of $138,000 are paid quarterly.

Future payments due on the long-term debt total $562,000 for 1995, $562,000 for 1996 and $541,000 for 1997.


Note 7.  Commitments -

The Company is committed under lease agreements expiring at various dates to
1998. Certain of the leases have renewal options for periods ranging from two to ten years and others provide for rent revisions at various dates. Under the leases the Company is obligated to pay property taxes, insurance and maintenance. All facility leases are classified as operating leases.

Real property rental expense for the three years ended June 30, 1994 was
$645,000 in 1994, $606,000 in 1993 and $555,000 in 1992.  Real
property
rental commitments for the next three fiscal years are $574,000 in 1995,
$291,000 in 1996 and $108,000 in 1997.


Note 8.  Stock options -

At June 30, 1994 there were 572,676 common shares reserved and available for issuance to certain executive and managerial employees under the Company's
Stock Option Plans. All options outstanding under the plans are immediately exercisable and expire in fiscal year 1998.

At June 30, 1994 there were 72,676 incentive stock options outstanding.
Payment upon exercise may be either cash or the delivery of Company common stock of equivalent value. Shares surrendered by optionees
(2,133 shares in
1994 and 900 in 1993) are immediately retired.

The transactions for shares under options for the two years ended
June 30, 1994 were:

                                                    Option price
  Number of
                                                      per share
    shares
Outstanding, June 30, 1992                             $15.38
    88,066
   Exercised                                            15.38
   ( 2,940)
Outstanding, June 30, 1993                              15.38
    85,126
   Exercised                                            15.38
   (12,450)
Outstanding, June 30, 1994                             $15.38
    72,676

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income taxes -

In July 1993, the Company adopted Statement of Financial
Accounting Standards
No. 109 (FAS 109), Accounting for Income Taxes. The adoption of FAS 109 changed the Company's method of accounting for income taxes deferral method to an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities. As of July 1, 1993, the Company recorded a tax benefit of $1,430,000 or $.34 per share, which represents the net decrease to the deferred tax liability as of that date. This amount has been reflected in current year net income as the cumulative effect of a change in accounting principle.

The components of income before United States and foreign income taxes are:

   1994           1993           1992
Domestic
$12,210,000     $6,624,000     $1,084,000
Foreign
  (705,000)    (1,182,000)       322,000

$11,505,000     $5,442,000     $1,406,000

The provision for income taxes is comprised of the following:

   1994           1993           1992
Current -
   Federal
$ 4,142,000     $1,978,000     $  428,000
   State
   770,000        333,000         79,000
   Foreign
   (73,000)      (377,000)       133,000

 4,839,000      1,934,000        640,000
Deferred -
   Federal
  (588,000)       (70,000)       (77,000)
   State
   (73,000)        20,000        (31,000)
   Foreign
   (38,000)       (44,000)        (2,000)

  (699,000)       (94,000)      (110,000)

$ 4,140,000     $1,840,000     $  530,000

A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:


   1994           1993           1992
Taxes on book income at statutory rate
$ 3,912,000     $1,850,000     $  478,000
Increases (decreases) resulting from:
   State income taxes, net of Federal income tax benefit
   460,000        233,000         32,000
   Dividend exclusion
  (195,000)      (134,000)        (7,000)
   Foreign tax credit carryforward
  (157,000)      (129,000)
   Other
   120,000         20,000         27,000
Provision for income taxes
$ 4,140,000     $1,840,000     $  530,000
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and
financial statement purposes.  The tax effects of the significant temporary differences which comprise the
deferred tax assets and liabilities at June 30, 1994 are as
follows:
Accounts receivable
                              $  316,000
Inventory
                                 309,000
Accrued liabilities
                                 623,000
Other
                                  78,000
   Net deferred tax asset
                              $1,326,000

Property, plant and equipment
                              $4,389,000
Other
                                  77,000
   Net deferred tax liability
                              $4,466,000

No provision for U.S. taxes has been made for undistributed earnings of foreign subsidiaries since it is expected that the major portion of such earnings will continue to be reinvested for an indefinite period of time.

Note 10.  Segment and geographical information -

The Company is a vertically integrated manufacturer of building products with international operations in The Netherlands.
Sales, net income and identifiable assets for domestic and foreign operations for the last three years are as follows:

1994             1993             1992
Sales:
  United States
$163,238,000     $139,073,000     $142,655,000
  Foreign
11,535,000       13,122,000       15,668,000

$174,773,000     $152,195,000     $158,323,000

Net income:
  United States                                                $
9,390,000     $  4,360,000     $    684,000
  Foreign
(595,000)        (758,000)         192,000
                                                               $
8,795,000     $  3,602,000     $    876,000

Identifiable assets:
  United States
$121,127,000     $114,799,000     $112,200,000
  Foreign
7,903,000        9,139,000       10,086,000

$129,030,000     $123,938,000     $122,286,000

The Company's equity investment in its consolidated foreign subsidiary was $5,254,000 at June 30, 1994.
/TABLE

Note 11.  Unaudited quarterly financial information -

Quarterly financial information for the fiscal years ended June
30, 1994 and 1993 is summarized as follows:
                                   First          Second
Third          Fourth           Fiscal
                                  Quarter         Quarter
Quarter         Quarter           Year
1994
Net sales                       $42,132,000     $44,539,000
$40,426,000     $47,676,000     $174,773,000
Cost of sales                    30,853,000      32,281,000
27,857,000      32,734,000      123,725,000
Net income                        2,629,000       1,526,000
1,528,000       3,112,000        8,795,000
Earnings per share                      .62             .36
     .36             .74             2.08

1993
Net sales                       $40,706,000     $38,189,000
$33,642,000     $39,658,000     $152,195,000
Cost of sales                    29,374,000      27,650,000
24,537,000      28,114,000      109,675,000
Net income (loss)                 1,234,000         896,000
(126,000)      1,598,000        3,602,000
Earnings (loss) per share               .29             .21
    (.03)            .38              .85

During the first quarter of fiscal 1994, the Company adopted
Statement of
Financial Accounting Standards No. 109 - Accounting for Income
Taxes which
increased net income by $1,430,000 or $.34 per share.

During the third quarter of fiscal 1994, the Company sold its International
Aluminum, S. de R.L. de C.V.subsidiary. This operation, which was located in
Tijuana, Mexico, was sold for its approximate net book carrying value.





QUARTERLY STOCK INFORMATION

                                                 1994
                       1993
                                     High         Low
Dividend          High         Low       Dividend
First Quarter                       $24 1/2     $22 1/8       $
.25          $20 3/8     $18 3/8       $ .25
Second Quarter                       24 3/8      21 5/8
.25           21 1/2      19 1/8         .25
Third Quarter                        28          23 5/8
.25           24          20 5/8         .25
Fourth Quarter                       26 3/4      23 7/8
.25           23 7/8      23 1/4         .25
Year                                $28         $21 5/8
$1.00          $24         $18 3/8       $1.00
/TABLE

       REPORT OF INDEPENDENT ACCOUNTANTS






         P
       PRICE WATERHOUSE LLP
         W






       To the Board of Directors and Shareholders of International Aluminum Corporation


       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at
       June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended
June 30, 1994,
       in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

       As discussed in Note 9 to the consolidated financial statements, the
       Company changed its method of accounting for income taxes during the year ended June 30, 1994.


       PRICE WATERHOUSE

       400 South Hope Street
       Los Angeles, CA 90071-2889
       August 17, 1994

CORPORATE INFORMATION

DIRECTORS                                  OFFICERS

Cornelius C. Vanderstar                    John P. Cunningham
Chairman of the Board                      President

John P. Cunningham                         Hugh E. Curran
                                           Vice President - Sales
Hugh E. Curran
                                           David C. Treinen
David C. Treinen                           Vice President -
Finance; Secretary

Joel F. McIntyre                           Ronald L. Rudy
Partner in the Law Firm of                 Vice President -
Manufacturing
McIntyre & Lubeck
                                           Mitchell K. Fogelman
Alexander van de Pol                       Asst. Vice President -
Finance;
Retired President and                      Controller
Chairman of the Board of
Commonwealth Metals-Pacific                Michael S. Snodgrass
                                           Asst. Vice President -
Personnel &
Donald J. Willfong                         Industrial Relations
Executive Vice President of
Sutro & Co.                                Roland A. Young
                                           Treasurer; Assistant
Secretary






STOCK TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer
2 Broadway
New York, N.Y.  10004
(212) 509-4000


                                            ANNUAL SHAREHOLDERS
MEETING
STOCK EXCHANGE LISTINGS                     2 p.m., Thursday,
October 27, 1994
New York Stock Exchange                     International
Extrusion Corporation
Pacific Stock Exchange                      1000 Meridian Avenue
Trading Symbol - IAL                        Alhambra, California
91803

SUBSIDIARIES BY PRODUCT GROUP
COMMERCIAL -                                        RESIDENTIAL -
United States Aluminum Corporation                  International
Window Corporation
   Vernon, California                                  South
Gate, California

United States Aluminum Corporation-Illinois         International
Window-Northern California
   Bedford Park, Illinois                              Hayward,
California

United States Aluminum Corporation-Texas            International
Window-Arizona, Inc.
   Waxahachie, Texas                                   Phoenix,
Arizona
   Denver, Colorado
                                                    Maestro
Products, Inc.
United States Aluminum Corporation-Carolina            Riverside,
California
   Rock Hill, South Carolina
                                                    Eland-Brandt,
B.V.
United States Aluminum Corporation-Northeast           Amsterdam,
The Netherlands
   Bridgeport, New Jersey

Ragland Manufacturing Company, Inc.
   Houston, Texas
   Dallas, Texas
   Waxahachie, Texas


ALUMINUM EXTRUSIONS -                               GLASS -

International Extrusion Corporation                 International
California Glass Corporation
   Alhambra, California                                South
Gate, California

International Extrusion Corporation-Texas           International
Carolina Glass Corporation
   Waxahachie, Texas                                   Rock Hill,
South Carolina









767 Monterey Pass Road
Monterey Park, California 91754
(213) 264-1670