Form 10-K, Exhibit 13
period 1995-06-30
INTERNATIONAL ALUMINUM CORP
filed 1995-09-21
CIK 51103

1995

                                                           ANNUAL

                                                           REPORT










































INTERNATIONAL  ALUMINUM  CORPORATION

COMPANY PROFILE


INTERNATIONAL ALUMINUM CORPORATION is an integrated manufacturer and supplier of a broad line of quality aluminum, wood, vinyl and glass products. The Company is headquartered in Monterey Park, California and has approximately 1,900 employees. Operations are conducted through fourteen domestic subsidiaries and one international subsidiary.

COMMERCIAL PRODUCTS - Curtain walls, window walls, storefront framing, entrance doors and frames, interior doors and frames and interior glazing systems.

RESIDENTIAL PRODUCTS - Aluminum, wood, vinyl and composite products including horizontal sliding windows, vertical sliding windows, casement windows, garden windows, bay and bow windows, special configuration windows, louvre windows, patio doors, wardrobe mirror doors, tub enclosures and shower doors.

ALUMINUM EXTRUSIONS - Mill finish, anodized, painted and fabricated extrusions.

GLASS PRODUCTS - Innovative store display systems. Fabrication, tempering and etching of flat glass. Distinctive lines of glass furniture.










TABLE OF CONTENTS


Financial Highlights
Letter to Shareholders
Selected Financial Data
Management's Discussion and Analysis of Financial
  Condition and Results of Operations
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Quarterly Stock Information
Report of Independent Accountants
Corporate Information
List of Subsidiaries

FINANCIAL HIGHLIGHTS
Fiscal Years Ended June 30, 1995, 1994 and 1993

                                                              1995             1994             1993
Net sales                                                 $210,906,000     $174,773,000     $152,195,000

Income from operations                                    $ 22,034,000     $ 11,128,000     $  4,148,000

Net income                                                $ 13,502,000     $  8,795,000     $  3,602,000



Per Share Data:

   Net income                                                    $3.18            $2.08            $ .85

   Dividends                                                     $1.00            $1.00            $1.00



Stock Information At Year End:

   Book value                                                   $26.75           $24.45           $23.44

   Stock price                                                  $31 3/4          $24 1/8          $23 1/4

   Price-Earnings ratio                                           10.0             11.6             27.4

  TO OUR SHAREHOLDERS

  Taken as a whole, fiscal 1995 reflected a continuation of the accelerated improvement begun in 1994. Construction activity and resultant market demand for our products continued to improve throughout the United States with the notable exception of our home markets in California. Our stated 1995 goal of returning our California residential operations to their prior levels of income contribution was not met. This was due in large measure to the continuation of sluggish homebuilding activity as well as an accelerating market trend away from aluminum window and door products in favor of other materials. Notwithstanding the above, 1995 was all in all a good year. On a sales increase of 21 percent, our pretax income from operations essentially doubled from $11.1 million to $22.0 million. As you may recall, last year's reported net income was inflated from $1.74 per share to $2.08 by the adoption of a mandated accounting change.

  Improved performances from both our California and Texas aluminum extrusion and finishing plants made a major contribution to increased consolidated income. For most of the year, both operated at near capacity and benefited from a runup in aluminum ingot prices which allowed eroded margins to be largely restored. In anticipation of continued growth, we have made an additional investment in Texas of nearly $5 million for a fourth extrusion press with state of the art handling equipment, additional plant and a complete rebuilding of our older anodizing line.

  The resurgence of our Commercial Products Group, particularly in the East, continued during the past year. In addition to our four manufacturing plants, we now have five satellite storefront warehouse facilities in place, another in the process of opening and two more planned for the coming year. A major reason for the added investment at our extrusion plant in Texas is to enable us to handle the anticipated increase in volume generated by U.S. Aluminum's more complete geographical coverage.

  As mentioned earlier, the lackluster recovery of our two California residential products plants is a major concern. We have made some significant organizational changes and are on the threshold of several product line introductions in order to better cope with rapidly changing customer demands in our residential markets. We are making major investments in automated vinyl window and door manufacturing equipment and will shortly be entering the market in both northern and southern California with the intention of becoming the foremost supplier of not only aluminum products but vinyl as well.

  Results posted by our two glass fabricating companies were mixed. International California Glass again showed marked improvement from last year. However, its sister company in South Carolina, while still profitable, was down in both sales volume and income. California has succeeded in redirecting its market efforts more rapidly toward the display industry than has Carolina which has historically been far more dependent on furniture.

  Even though its venture with Mitsubishi Kasei into the "clean room" business turned out to be far less than a success, Ragland Manufacturing in Houston posted both increased sales and improved earnings from its core business of supplying commercial interior door frames and wall systems. We are presently considering several options to broaden the scope of its activities in the office interior market.

  Due primarily to a sharp decline in volume from what had been a major customer in the Far East, our overall export volume was down the past year. Also the financial debacle in Mexico effectively halted what had been a growing volume of business from that country. Eland-Brandt in Amsterdam had yet another poor year. We are presently weighing our alternatives relative to our continued involvement in the European market.

  The Company's financial condition remains stronger than ever. At yearend, shareholders' equity had increased to $113.8 million while working capital stood at $68.4 million. Long-term debt had declined to only $542,000 and our current ratio was a healthy 4.6 to 1. Capital investment was particularly heavy this past twelve months and totalled nearly $12 million. Major expenditures included the previously mentioned $5 million at our Texas extrusion plant, the construction of a new 100,000 square foot plant for International Window-Arizona and the purchase of a 70,000 square foot manufacturing facility for Maestro Products.




  CORNELIUS C. VANDERSTAR                         JOHN P. CUNNINGHAM

  Cornelius C. Vanderstar                         John P. Cunningham
  Chairman                                        President

    September 1, 1995

SELECTED FINANCIAL DATA

     Year Ended June 30            1995            1994            1993            1992            1991
Sales and Earnings -
  Building products
    Commercial                 $ 87,002,000    $ 66,843,000    $ 60,340,000    $ 62,179,000    $ 73,552,000
    Residential                  53,108,000      52,081,000      49,308,000      52,696,000      55,749,000
    Extrusions                   53,747,000      38,616,000      28,585,000      28,963,000      30,397,000
                                193,857,000     157,540,000     138,233,000     143,838,000     159,698,000
  Glass products                 17,049,000      17,233,000      13,962,000      14,485,000      14,657,000
Total net sales                $210,906,000    $174,773,000    $152,195,000    $158,323,000    $174,355,000

Income before
  accounting change            $ 13,502,000    $  7,365,000    $  3,602,000    $    876,000    $  6,243,000
Accounting change                                 1,430,000
Net income                     $ 13,502,000    $  8,795,000    $  3,602,000    $    876,000    $  6,243,000

Per share:
  Income before
    accounting change                 $3.18           $1.74           $ .85           $ .21           $1.46
  Accounting change                                     .34
  Net income                          $3.18           $2.08           $ .85           $ .21           $1.46

  Dividends declared                  $1.00           $1.00           $1.00           $1.00           $1.00

  Average shares outstanding      4,240,371       4,226,733       4,219,401       4,211,372       4,269,819

Financial Data at Year End -
  Working capital              $ 68,395,000    $ 63,452,000    $ 61,447,000    $ 61,044,000    $ 61,655,000
  Total assets                  138,104,000     129,030,000     123,938,000     122,286,000     129,377,000
  Long-term debt                    542,000       1,103,000       1,665,000       2,226,000       2,787,000
  Shareholders' equity          113,771,000     103,435,000      98,947,000      99,427,000     102,188,000


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Significant Changes in Results of Operations
1995 vs. 1994
Net sales for fiscal 1995 increased by $36,133,000 or 20.7% from net sales of fiscal 1994. The entire increase results from increased domestic sales activity where significant increases were posted by the Commercial Products Group and the Aluminum
Extrusion Group. Sales of commercial products increased 30.1% reflecting the increased demand for the Company's products in the southwestern and eastern regions of the United States. The Aluminum
Extrusion Group sales increased 39.2% reflecting both significantly higher selling prices related to the dramatic rise in aluminum costs and substantially increased volume of sales into the southwestern states marketing area.

Cost of sales decreased to 67.8% of sales in 1995 as compared with 70.8% in 1994. This decrease is primarily attributable to decreases in labor and overhead cost percentages in the Aluminum Extrusion
Group resulting from rising prices and increased volume. These increases were offset during the second half of the year by increased material costs.

Selling, general and administrative expenses were 21.8% of sales in 1995 as compared with 22.8% in 1994. Expenses in the current year have risen by $6,010,000 primarily associated with the increased volumes of business.

The increase in investment income relates to increases in the market values of interest rate sensitive securities during the year.

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

Inflation
Because the Company's products are predominately made-to-order, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity and improving design.

Liquidity and Capital Resources
Working capital at June 30, 1995 was $68,395,000, an increase of $4,943,000 over the June 30, 1994 level and an increase of $6,948,000 over the June 30, 1993 level. The ratio of current assets to current liabilities was 4.6 at the end of 1995 compared to 4.2 at the end of 1994 and 4.6 at the end of 1993. The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements. Funds in excess of current operating requirements are invested in marketable securities and short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately $11,886,000 in 1995, $4,559,000 in 1994 and $3,479,000 in 1993 were financed through internal cash flow. The Company's projected capital expenditures for fiscal 1996 include $3,000,000 for scheduled expansion of production capacity in addition to the normal annual expenditures for replacement items. The Company anticipates financing these expenditures through internal cash flow.

The Company had $10,000,000 in available credit at the end of 1995 under a short-term borrowing arrangement with a bank.

The Company's financial condition remains strong.
The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity taken together provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

CONSOLIDATED BALANCE SHEETS
June 30, 1995 and 1994

Assets                                                                        1995                  1994
Current assets:
  Cash and cash equivalents                                               $  3,550,000          $  6,413,000
  Investments                                                                2,213,000             9,287,000
  Accounts receivable, less reserve of
    $773,000 in 1995 and $815,000 in 1994                                   34,877,000            34,715,000
  Unbilled receivables                                                       1,222,000             1,055,000
  Inventories                                                               41,773,000            28,741,000
  Prepaid expenses                                                           2,060,000             1,580,000
  Future income tax benefits                                                 1,596,000             1,326,000
       Total current assets                                                 87,291,000            83,117,000




Property, plant and equipment, at cost:
  Land                                                                       8,195,000             7,252,000
  Buildings and improvements                                                29,374,000            27,915,000
  Machinery and equipment                                                   56,080,000            52,754,000
  Construction in process                                                    3,763,000
                                                                            97,412,000            87,921,000
  Accumulated depreciation                                                 (52,567,000)          (48,133,000)
                                                                            44,845,000            39,788,000






Other assets:
  Costs in excess of net assets of purchased businesses                      4,839,000             4,972,000
  Other                                                                      1,129,000             1,153,000
                                                                             5,968,000             6,125,000
                                                                          $138,104,000          $129,030,000


See accompanying notes to consolidated financial statements.
/TABLE

CONSOLIDATED BALANCE SHEETS
June 30, 1995 and 1994

Liabilities and Shareholders' Equity                                          1995                  1994
Current liabilities:
  Accounts payable                                                        $  7,820,000          $  8,449,000
  Accrued liabilities                                                        9,555,000             8,877,000
  Current portion of long-term debt                                            423,000               562,000
  Income taxes payable                                                       1,098,000             1,777,000
       Total current liabilities                                            18,896,000            19,665,000

Long-term debt                                                                 542,000             1,103,000

Other liabilities:
  Deferred income taxes                                                      4,496,000             4,466,000
  Other                                                                        399,000               361,000
                                                                             4,895,000             4,827,000

Commitments (Note 7)


Shareholders' equity:
  Capital Stock -
    Preferred, $10.00 par value -
      Authorized - 500,000 shares
      Outstanding - none
    Common, $1.00 par value -
      Authorized - 10,000,000 shares
      Outstanding - 4,252,789 shares in 1995
         and 4,230,780 shares in 1994                                        4,726,000             4,704,000
  Paid-in capital                                                            3,612,000             3,359,000
  Retained earnings, including cumulative
    translation adjustment of $3,029,000
    in 1995 and $2,228,000 in 1994                                         105,433,000            95,372,000
                                                                           113,771,000           103,435,000
                                                                          $138,104,000          $129,030,000

CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 1995, 1994 and 1993

                                                                  1995             1994             1993
Net sales                                                     $210,906,000     $174,773,000     $152,195,000
Cost of sales                                                  142,942,000      123,725,000      109,675,000
   Gross profit                                                 67,964,000       51,048,000       42,520,000
Selling, general and administrative expenses                    45,930,000       39,920,000       38,372,000
   Income from operations                                       22,034,000       11,128,000        4,148,000
Investment income                                                  580,000          479,000        1,428,000
Interest expense                                                  ( 92,000)        (102,000)        (134,000)
   Income before income taxes and cumulative effect of
      accounting change                                         22,522,000       11,505,000        5,442,000
Provision for income taxes                                       9,020,000        4,140,000        1,840,000
   Income before cumulative effect of accounting change         13,502,000        7,365,000        3,602,000
Cumulative effect of accounting change for income taxes                           1,430,000
Net income                                                    $ 13,502,000     $  8,795,000     $  3,602,000

Earnings per share:
   Income before cumulative effect of accounting change              $3.18            $1.74            $ .85
   Cumulative effect of accounting change                                               .34
   Net income                                                        $3.18            $2.08            $ .85
/TABLE

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended June 30, 1995, 1994 and 1993

                                            Common Stock
                                        Number                     Paid-in        Retained
                                       of Shares      Amount       Capital        Earnings          Total
Balance, June 30, 1992                 4,218,423    $4,692,000    $3,207,000    $ 91,528,000    $ 99,427,000
   Exercise of stock options               2,040         2,000        23,000                          25,000
   Translation adjustment                                                            113,000         113,000
   Cash dividends                                                                 (4,220,000)     (4,220,000)
   Net income                                                                      3,602,000       3,602,000
Balance, June 30, 1993                 4,220,463     4,694,000     3,230,000      91,023,000      98,947,000
   Exercise of stock options              10,317        10,000       129,000                         139,000
   Translation adjustment                                                           (218,000)       (218,000)
   Cash dividends                                                                 (4,228,000)     (4,228,000)
   Net income                                                                      8,795,000       8,795,000
Balance, June 30, 1994                 4,230,780     4,704,000     3,359,000      95,372,000     103,435,000
   Exercise of stock options              22,009        22,000       253,000                         275,000
   Translation adjustment                                                            801,000         801,000
   Cash dividends                                                                 (4,242,000)     (4,242,000)
   Net income                                                                     13,502,000      13,502,000
Balance, June 30, 1995                 4,252,789    $4,726,000    $3,612,000    $105,433,000    $113,771,000


See accompanying notes to consolidated financial statements.
/TABLE

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 1995, 1994 and 1993

                                                                 1995              1994              1993
Cash flows from operating activities:
   Net income                                                $13,502,000       $ 8,795,000       $ 3,602,000
   Adjustments for noncash transactions:
     Depreciation and amortization                             4,793,000         4,696,000         4,607,000
     Change in deferred income taxes                            (240,000)         (699,000)          (94,000)
     Change in accounting for income taxes                                      (1,430,000)
   Changes in assets and liabilities:
     Receivables                                                 261,000        (4,883,000)          743,000
     Inventories                                             (12,844,000)       (2,846,000)       (1,552,000)
     Prepaid expenses and other                                 (419,000)       (1,020,000)           40,000
     Accounts payable                                           (859,000)          646,000         1,842,000
     Accrued liabilities and other                               539,000           221,000         1,265,000
     Income taxes payable                                       (670,000)        1,871,000          (293,000)
     Net cash provided by operating activities                 4,063,000         5,351,000        10,160,000

Cash flows from investing activities:
   Capital expenditures                                      (11,886,000)       (4,559,000)       (3,479,000)
   Proceeds from sales of capital assets                       2,530,000           170,000           317,000
   Changes in investments                                      7,074,000          (446,000)       (2,760,000)
     Net cash used in investing activities                    (2,282,000)       (4,835,000)       (5,922,000)

Cash flows from financing activities:
   Repayment of long-term debt                                  (700,000)         (422,000)         (700,000)
   Exercise of stock options                                     275,000           139,000            25,000
   Dividends paid to shareholders                             (4,242,000)       (4,228,000)       (4,220,000)
     Net cash used in financing activities                    (4,667,000)       (4,511,000)       (4,895,000)

Effect of exchange rate changes on cash                           23,000            (5,000)         (100,000)
Net change in cash and cash equivalents                       (2,863,000)       (4,000,000)         (757,000)
Cash and cash equivalents at beginning of year                 6,413,000        10,413,000        11,170,000
Cash and cash equivalents at end of year                     $ 3,550,000       $ 6,413,000       $10,413,000


See accompanying notes to consolidated financial statements.

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

(b)  Cash, cash equivalents and investments

Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less.

Investments include preferred stocks which are classified as trading securities but are not considered to be cash equivalents as they are susceptible to significant market value changes. Investment income includes unrealized holding gains/(losses) of $8,000 in 1995, ($581,000) in 1994 and $487,000 in 1993.

(c)  Long-term contracts

Certain sales of the Company's Netherlands subsidiary, Eland- Brandt, B.V., are made under contracts covering extended periods of time. These contracts are accounted for by the percentage-of-completion method on the basis of total costs of shipments compared to total estimated costs. Costs and estimated earnings in excess of billings on uncompleted contracts are classified as "Unbilled receivables". It is anticipated that all such receivables will be collected within one year.

(d)  Inventories

Inventories, stated at the lower of cost (first-in, first-out) or market, are summarized as follows:

                                                    1995            1994
Raw materials                                   $31,002,000     $21,415,000
Work in process                                   3,463,000       2,332,000
Finished goods                                    7,308,000       4,994,000
                                                $41,773,000     $28,741,000


(e)  Depreciation and amortization policies

Depreciation and amortization are provided over the estimated useful lives of the assets or the remaining terms of the leases, whichever is shorter, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

The excess of the purchase price over the underlying book value of the companies acquired is classified as "Costs in excess of net assets of purchased businesses." The related amounts of $6,095,000 are generally being amortized using the straight-line method over periods of up to forty years. Accumulated amortization totalled $1,256,000 at June 30, 1995 and $1,123,000 at June 30, 1994.


Note 2.  Earnings per common share -

Earnings per share are based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares are excluded from the computation in the periods in which they have an antidilutive effect. Earnings per share have been computed based upon 4,240,371 shares in 1995, 4,226,733 shares in 1994 and 4,219,401 shares in
1993.


Note 3.  Statement of Cash Flows -

Cash payments for interest were $181,000 in 1995, $81,000 in 1994 and $168,000 in 1993. Cash payments for income taxes were $9,876,000 in 1995, $2,957,000 in 1994 and $2,214,000 in 1993.


Note 4.  Short-term debt and line of credit -

The Company has a loan agreement with a domestic bank providing for a $10,000,000 unsecured short-term line of credit at 55 basis points below the bank's prevailing prime interest rate (8.45 percent at June 30, 1995). There was no amount outstanding under the agreement at June 30, 1995.










Note 5.  Accrued liabilities -

Components of accrued liabilities at June 30, 1995 and 1994 are:

                                                     1995           1994
Wages and compensated absences                    $4,515,000     $4,666,000
Taxes, other than income taxes                     1,281,000      1,411,000
Insurance                                          1,151,000        752,000
Dividends                                          1,063,000      1,058,000
Other                                              1,545,000        990,000
                                                  $9,555,000     $8,877,000

Note 6.  Long-term debt -

Long-term debt consists primarily of an Industrial Development Revenue Bond that financed the development of two plant facilities in Rock Hill, South Carolina. The bond is secured by first mortgage liens on the two properties. Interest payments, at 73% of the floating prime rate, and principal installments of $138,000 are paid quarterly.

Future payments due on the long-term debt total $423,000 for 1996 and $542,000 for 1997.


Note 7.  Commitments -

The Company is committed under lease agreements expiring at various dates to 1998. Certain of the leases have renewal options for periods ranging from two to ten years and others provide for rent revisions at various dates. Under the leases the Company is obligated to pay property taxes, insurance and maintenance. All facility leases are classified as operating leases.

Real property rental expense for the three years ended June 30, 1995 was $705,000 in 1995, $645,000 in 1994 and $606,000 in 1993. Real property rental commitments for the next three fiscal years are $666,000 in 1996, $613,000 in 1997 and $550,000 in 1998.

Note 8.  Stock options -

At June 30, 1995 there were 543,414 common shares reserved and available for issuance to certain executive and managerial employees under the Company's Stock Option Plans. All options outstanding under the plans are immediately exercisable and expire in fiscal year 1998.

At June 30, 1995 there were 43,414 incentive stock options outstanding. Payment upon exercise may be either cash or the delivery of Company common stock of equivalent value. Shares surrendered by optionees (7,253 shares in 1995 and 2,133 in 1994) are immediately retired.

The transactions for shares under options for the two years ended June 30, 1995 were:

                                                 Option price     Number of
                                                   per share        shares
Outstanding, June 30, 1993                          $15.38          85,126
   Exercised                                         15.38         (12,450)
Outstanding, June 30, 1994                           15.38          72,676
   Exercised                                         15.38         (29,262)
Outstanding, June 30, 1995                          $15.38          43,414


Note 9. Income taxes -

In July 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferral method to an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities. As of July 1, 1993, the Company recorded a tax benefit of $1,430,000 or $.34 per share, which represented the net decrease to the deferred tax liability as of that date. This amount was reflected in fiscal year 1994 net income as the cumulative effect of a change in accounting principle.

The components of income before United States and foreign income taxes are:
                                                                  1995            1994           1993
Domestic                                                      $23,290,000     $12,210,000     $6,624,000
Foreign                                                          (768,000)       (705,000)    (1,182,000)
                                                              $22,522,000     $11,505,000     $5,442,000


The provision for income taxes is comprised of the following:
                                                                  1995            1994           1993
Current -
   Federal                                                    $ 8,055,000     $ 4,142,000     $1,978,000
   State                                                        1,205,000         770,000        333,000
   Foreign                                                                        (73,000)      (377,000)
                                                                9,260,000       4,839,000      1,934,000
Deferred -
   Federal                                                       (220,000)       (588,000)       (70,000)
   State                                                          (20,000)        (73,000)        20,000
   Foreign                                                                        (38,000)       (44,000)
                                                                 (240,000)       (699,000)       (94,000)
                                                              $ 9,020,000     $ 4,140,000     $1,840,000


A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

                                                                  1995            1994           1993
Taxes on book income at statutory rate                        $ 7,883,000     $ 3,912,000     $1,850,000
Increases (decreases) resulting from:
   State income taxes, net of Federal income tax benefit          770,000         460,000        233,000
   Dividend exclusion                                             (98,000)       (195,000)      (134,000)
   Other                                                          465,000         (37,000)      (109,000)
Provision for income taxes                                    $ 9,020,000     $ 4,140,000     $1,840,000

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at yearend are as follows:
                                                                                  1995           1994
Accounts receivable                                                            $  312,000     $  316,000
Inventory                                                                         445,000        309,000
Accrued liabilities                                                               653,000        623,000
Other                                                                             186,000         78,000
   Net deferred tax asset                                                      $1,596,000     $1,326,000

Property, plant and equipment                                                  $4,387,000     $4,389,000
Other                                                                             109,000         77,000
   Net deferred tax liability                                                  $4,496,000     $4,466,000

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

Note 10.  Segment and geographical information -

The Company is a vertically integrated manufacturer of building products with international operations in
The Netherlands.
Sales, net income and identifiable assets for domestic and foreign operations for the last three years are as follows:
                                                              1995             1994             1993
Sales:
  United States                                           $199,114,000     $163,238,000     $139,073,000
  Foreign                                                   11,792,000       11,535,000       13,122,000
                                                          $210,906,000     $174,773,000     $152,195,000

Net income:
  United States                                           $ 14,270,000     $  9,390,000     $  4,360,000
  Foreign                                                     (768,000)        (595,000)        (758,000)
                                                          $ 13,502,000     $  8,795,000     $  3,602,000

Identifiable assets:
  United States                                           $129,934,000     $121,127,000     $114,799,000
  Foreign                                                    8,170,000        7,903,000        9,139,000
                                                          $138,104,000     $129,030,000     $123,938,000

The Company's equity investment in its consolidated foreign subsidiary was $5,288,000 at June 30, 1995.

Note 11.  Unaudited quarterly financial information -

Quarterly financial information for the fiscal years ended June 30, 1995 and 1994 is summarized as follows:
                               First          Second           Third          Fourth           Fiscal
                              Quarter         Quarter         Quarter         Quarter           Year
1995
Net sales                   $51,763,000     $52,992,000     $53,966,000     $52,185,000     $210,906,000
Cost of sales                34,934,000      35,803,000      35,982,000      36,223,000      142,942,000
Net income                    3,609,000       3,310,000       3,311,000       3,272,000       13,502,000
Earnings per share                  .85             .78             .78             .77             3.18

1994
Net sales                   $42,132,000     $44,539,000     $40,426,000     $47,676,000     $174,773,000
Cost of sales                30,853,000      32,281,000      27,857,000      32,734,000      123,725,000
Net income                    2,629,000       1,526,000       1,528,000       3,112,000        8,795,000
Earnings per share                  .62             .36             .36             .74             2.08

During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards
No. 109 - Accounting for Income Taxes which increased net income by $1,430,000 or $.34 per share.

During the third quarter of fiscal 1994, the Company sold its International Aluminum, S. de R.L. de C.V.
subsidiary.  This operation, which was located in Tijuana, Mexico, was sold for its approximate net book carrying value.








QUARTERLY STOCK INFORMATION

                                            1995                                     1994
                                High         Low       Dividend          High         Low       Dividend
First Quarter                  $29 5/8     $24 1/8       $ .25          $24 1/2     $22 1/8       $ .25
Second Quarter                  31 1/4      27             .25           24 3/8      21 5/8         .25
Third Quarter                   33 1/4      29 3/8         .25           28          23 5/8         .25
Fourth Quarter                  36 3/4      31 3/4         .25           26 3/4      23 7/8         .25
Year                           $36 3/4     $24 1/8       $1.00          $28         $21 5/8       $1.00
/TABLE

       REPORT OF INDEPENDENT ACCOUNTANTS


                                                                 P
       PRICE WATERHOUSE LLP                                      W



       To the Board of Directors and Shareholders of International Aluminum Corporation


       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

       As discussed in Note 9 to the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended June 30, 1994.


       PRICE WATERHOUSE LLP

       400 South Hope Street
       Los Angeles, CA 90071-2889
       August 17, 1995

CORPORATE INFORMATION
DIRECTORS                                                  OFFICERS
Cornelius C. Vanderstar                                    John P. Cunningham
Chairman of the Board                                      President

John P. Cunningham                                         David C. Treinen
                                                           Senior Vice President - Finance and
David C. Treinen                                           Administration; Secretary

Hugh E. Curran                                             Ronald L. Rudy
Retired Vice President - Sales of                          Senior Vice President - Operations
International Aluminum Corporation
                                                           Mitchell K. Fogelman
Joel F. McIntyre                                           Vice President - Controller;
Senior Partner in the Law Firm of                          Asst. Vice President - Finance
McIntyre, Lubeck, Borges & Burns
                                                           Michael S. Snodgrass
Alexander van de Pol                                       Vice President - Human Resources
Retired President and
Chairman of the Board of                                   Roland A. Young
Commonwealth Metals-Pacific                                Treasurer; Assistant Secretary

Donald J. Willfong
Executive Vice President of
Sutro & Co.



STOCK TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
2 Broadway
New York, N.Y.  10004
(212) 509-4000


                                                           ANNUAL SHAREHOLDERS MEETING
STOCK EXCHANGE LISTINGS
                                                           2 p.m., Thursday, October 26, 1995
New York Stock Exchange                                    International Aluminum Corporation
Pacific Stock Exchange                                     767 Monterey Pass Road
Trading Symbol - IAL                                       Monterey Park, California 91754
/TABLE

SUBSIDIARIES BY PRODUCT GROUP
COMMERCIAL -                                               RESIDENTIAL -
United States Aluminum Corporation                         International Window Corporation
   Vernon, California                                         South Gate, California
   Seattle, Washington
                                                           International Window-Northern California
United States Aluminum Corporation-Illinois                   Hayward, California
   Bedford Park, Illinois
   Boston, Massachusetts                                   International Window-Arizona, Inc.
                                                              Phoenix, Arizona
United States Aluminum Corporation-Texas
   Waxahachie, Texas                                       Maestro Products, Inc.
   Denver, Colorado                                           Riverside, California
   Houston, Texas
                                                           Eland-Brandt, B.V.
United States Aluminum Corporation-Carolina                   Amsterdam, The Netherlands
   Rock Hill, South Carolina
   Atlanta, Georgia

United States Aluminum Corporation-Northeast
   Bridgeport, New Jersey

Ragland Manufacturing Company, Inc.
   Houston, Texas
   Dallas, Texas
   Waxahachie, Texas


ALUMINUM EXTRUSIONS -                                      GLASS -

International Extrusion Corporation                        International California Glass Corporation
   Alhambra, California                                       South Gate, California

International Extrusion Corporation-Texas                  International Carolina Glass Corporation
   Waxahachie, Texas                                          Rock Hill, South Carolina




International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, California 91754
(213) 264-1670