Form 10-K405, Exhibit 13
period 1996-06-30
INTERNATIONAL ALUMINUM CORP
filed 1996-09-23
CIK 51103

INTERNATIONAL

  ALUMINUM

 CORPORATION





































                           1996 ANNUAL REPORT

COMPANY PROFILE


INTERNATIONAL ALUMINUM CORPORATION is an integrated manufacturer and supplier of a broad line of quality aluminum, wood, vinyl and glass products. The Company is headquartered in Monterey Park, California and has approximately 2,000 employees. Operations are conducted through thirteen domestic subsidiaries and one international subsidiary.

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
List of Subsidiaries

FINANCIAL HIGHLIGHTS
Fiscal Years Ended June 30, 1996, 1995 and 1994

                                                              1996             1995             1994
Net sales                                                 $215,573,000     $210,906,000     $174,773,000

Income from operations                                    $ 12,565,000     $ 22,034,000     $ 11,128,000

Net income                                                $  7,597,000     $ 13,502,000     $  8,795,000



Per Share Data:

   Net income                                                    $1.78            $3.18            $2.08

   Dividends                                                     $1.00            $1.00            $1.00



Stock Information At Year End:

   Book value                                                   $27.44           $26.75           $24.45

   Stock price                                                  $25 1/4          $31 3/4          $24 1/8

   Price-Earnings ratio                                           14.2             10.0             11.6

  TO OUR SHAREHOLDERS

  Fiscal 1996 turned out to be a year of many disappointments for International Aluminum, the greatest of which has been our continued inability to restore our residential window and door companies to anywhere near their former levels of revenue and excellent profitability. A continuing low level of housing starts in our California home market coupled with increasing inroads made by lower margin vinyl windows have wrecked havoc with results from what had in the past been a cornerstone of our business. Somewhat offsetting our residential decline has been the continued ascendancy of our Commercial Products Group on a track that is making it a national powerhouse in the commercial glazing industry.

  Our aluminum extrusion operations in both California and Texas were also a disappointment in the past year. Whereas in fiscal 1995 they benefitted from rising aluminum prices and resultantly healthy margins, the opposite trend occurred in most of the year just passed. Capital expenditures made in Texas for additional extrusion equipment and for the reconstruction of the older of our two anodizing lines have turned out to be well spent in light of the greater production demands placed on that facility by the continuing expansion of United States Aluminum's extrusion and finishing requirements. It is unfortunate that in the United States as opposed to most of the rest of the world cutthroat competitive pricing has been and continues to be the norm in the aluminum extrusion business. Given the heavy investment in plant and equipment that this line of business requires, the returns that can be achieved from it are meager even in the best of times. It is, however, necessary that we remain in it in order to provide a controlled supply to our own extrusion consuming subsidiaries.

  As touched on earlier our United States Aluminum Commercial Products Group continues to thrive. Additional satellite service centers were opened during the year and now total nine. This program has given us a presence in major market centers and has enabled us to provide an improved level of customer service while retaining and in some cases improving margins. We are currently exploring additional opportunities both within as well as outside of the United States in order to further expand this growing and lucrative segment of our business.

  The performance of our two glass fabricating companies left much to be desired. Sales were down in total about 4 percent and collective profits all but disappeared. International California Glass, with its emphasis on display systems and industrial glass, did somewhat better than South Carolina which has relied more heavily on currently out of fashion Glass Arts furniture. We are redoubling our efforts to direct South Carolina into other fabricated glass markets. Should this effort be unsuccessful, we will be forced to consider other alternatives.

  The decline in income from our Residential Products Group continues to present our greatest challenge. This has been magnified by extremely poor results from Maestro Products, our wood window and door company now relocated to Moreno Valley, California. We are in the process there of introducing a redesigned and more competitive product line and have made organizational changes in an attempt to staunch the flow of red ink. Our aluminum and now vinyl product companies in California and Arizona continue to operate profitably but at significantly lower volume levels than in years gone by. Much of the problem stems from the dramatically lower level of current residential construction activity in California. By way of example: In the six counties comprising Southern California, the annual total of residential new housing building permits issued in the late 1980's averaged 151,000 per year. In the twelve months ended June 30, 1996, only 38,828 permits were issued - down almost 75 percent!

  Ragland Manufacturing in Houston had its best year ever. Sales of its line of interior door frames and wall systems have remained heavily concentrated in Texas and the Southwest. In an attempt to broaden its geographical markets, we have embarked on a national advertising program which we hope will bear fruit in the years to come.

  The financial health of the Company continues to be excellent with an extremely strong balance sheet. We are now carrying no long-term debt and our current ratio remains virtually unchanged at 4.5 to 1. Shareholders' equity stood at just under $117 million at yearend and working capital increased to $71.9 million. Capital spending during the past year totalled $5.7 million with the largest single expenditure being the acquisition of automated vinyl window manufacturing equipment for both our Southern and Northern California residential plants. During this coming year we should complete the implementation of new integrated computer software throughout all of our operating subsidiaries. This software will assist us in further tightening the control of our manufacturing processes, greatly enhance our level of customer service and provide the flexibility needed to meet the challenges of the future.



  CORNELIUS C. VANDERSTAR                           JOHN P. CUNNINGHAM


  Cornelius C. Vanderstar                           John P. Cunningham
  Chairman                                          President

    September 3, 1996

SELECTED FINANCIAL DATA

     Year Ended June 30            1996            1995            1994            1993            1992
Sales and Earnings -
  Building products
    Commercial                 $ 97,801,000    $ 87,002,000    $ 66,843,000    $ 60,340,000    $ 62,179,000
    Residential                  51,879,000      53,108,000      52,081,000      49,308,000      52,696,000
    Extrusions                   49,462,000      53,747,000      38,616,000      28,585,000      28,963,000
                                199,142,000     193,857,000     157,540,000     138,233,000     143,838,000
  Glass products                 16,431,000      17,049,000      17,233,000      13,962,000      14,485,000
Total net sales                $215,573,000    $210,906,000    $174,773,000    $152,195,000    $158,323,000

Income before
  accounting change            $  7,597,000    $ 13,502,000    $  7,365,000    $  3,602,000    $    876,000
Accounting change                                                 1,430,000
Net income                     $  7,597,000    $ 13,502,000    $  8,795,000    $  3,602,000    $    876,000

Per share:
  Income before
    accounting change                 $1.78           $3.18           $1.74           $ .85           $ .21
  Accounting change                                                     .34
  Net income                          $1.78           $3.18           $2.08           $ .85           $ .21

  Dividends declared                  $1.00           $1.00           $1.00           $1.00           $1.00

  Average shares outstanding      4,257,473       4,240,371       4,226,733       4,219,401       4,211,372

Financial Data at Year End -
  Working capital              $ 71,896,000    $ 68,395,000    $ 63,452,000    $ 61,447,000    $ 61,044,000
  Total assets                  141,843,000     138,104,000     129,030,000     123,938,000     122,286,000
  Long-term debt                                    542,000       1,103,000       1,665,000       2,226,000
  Shareholders' equity          116,882,000     113,771,000     103,435,000      98,947,000      99,427,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Significant Changes in Results of Operations
1996 vs. 1995
Fiscal year 1996 net sales increased by $4,667,000 or 2.2% from the fiscal year 1995 level. This increase is comprised of a $3,106,000 increase in domestic sales and a $1,561,000 increase in foreign sales. The overall sales increase was driven by a $10,799,000 or 12.4% increase in sales of commercial products reflecting the increased demand for these products in the southern and eastern regions of the United States. Partially offsetting this were the $4,285,000 or 8.0% decrease in sales by the Aluminum Extrusion Group, resulting from reduced sales volume into the West Coast marketing area, and a $1,229,000 or 2.3% decrease in sales by the Residential Products Group into the Southern California area.

Gross profit was 27.8% of sales in 1996 as compared with 32.2% in 1995. This decrease is primarily attributable to significantly decreased margins in the Aluminum Extrusion Group resulting from lower volume and declining prices. Also, as a result of increased material costs and lower sales volume, decreased margins were experienced by the Company's Residential Products Group.

Selling, general and administrative expenses were 22.0% of sales in 1996 as compared with 21.8% in 1995. Expenses in the current year have risen by $1,421,000 primarily due to additional selling costs associated with the expansion of the Commercial Products Group satellite warehouse program.

The decrease in investment income relates to significant increases in the market values of interest rate sensitive securities during the prior year.

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

Liquidity and Capital Resources
Working capital at June 30, 1996 was $71,896,000, an increase of $3,501,000 over the June 30, 1995 level and an increase of $8,444,000 over the June 30, 1994 level. The ratio of current assets to current liabilities was 4.5 at the end of 1996 compared to 4.6 at the end of 1995 and 4.2 at the end of 1994. The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements. Funds in excess of current operating requirements are invested in marketable securities and short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately $ 5,680,000 in 1996, $11,886,000 in 1995 and $4,559,000
in 1994 were financed through internal cash flow. The Company's projected capital expenditures for fiscal 1997 include $6,000,000 for scheduled expansion of production capacity in addition to the normal annual expenditures for replacement items. The Company anticipates financing these expenditures through internal cash flow.

The Company had $10,000,000 in available credit at the end of 1996 under a short-term borrowing arrangement with a bank.

The Company's financial condition remains strong. The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity taken together provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

CONSOLIDATED BALANCE SHEETS
June 30, 1996 and 1995

Assets                                                                        1996                  1995
Current assets:
  Cash and cash equivalents                                               $ 13,230,000          $  3,550,000
  Investments                                                                                      2,213,000
  Accounts receivable, less reserve of
    $571,000 in 1996 and $773,000 in 1995                                   34,498,000            34,877,000
  Unbilled receivables                                                         823,000             1,222,000
  Inventories                                                               39,582,000            41,773,000
  Prepaid expenses                                                           2,712,000             2,060,000
  Future income tax benefits                                                 1,350,000             1,596,000
       Total current assets                                                 92,195,000            87,291,000




Property, plant and equipment, at cost:
  Land                                                                       8,161,000             8,195,000
  Buildings and improvements                                                30,513,000            29,374,000
  Machinery and equipment                                                   59,577,000            56,080,000
  Construction in process                                                       47,000             3,763,000
                                                                            98,298,000            97,412,000
  Accumulated depreciation                                                 (53,356,000)          (52,567,000)
                                                                            44,942,000            44,845,000





Other assets:
  Costs in excess of net assets of purchased businesses                      4,706,000             4,839,000
  Other                                                                                            1,129,000
                                                                             4,706,000             5,968,000
                                                                          $141,843,000          $138,104,000


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
June 30, 1996 and 1995

Liabilities and Shareholders' Equity                                          1996                  1995
Current liabilities:
  Accounts payable                                                        $  9,648,000          $  7,820,000
  Accrued liabilities                                                        9,343,000             9,555,000
  Current portion of long-term debt                                            542,000               423,000
  Income taxes payable                                                         766,000             1,098,000
       Total current liabilities                                            20,299,000            18,896,000

Long-term debt                                                                                       542,000

Other liabilities:
  Deferred income taxes                                                      4,337,000             4,496,000
  Other                                                                        325,000               399,000
                                                                             4,662,000             4,895,000

Commitments (Note 6)


Shareholders' equity:
  Capital Stock -
    Preferred, $10.00 par value -
      Authorized - 500,000 shares
      Outstanding - none
    Common, $1.00 par value -
      Authorized - 10,000,000 shares
      Outstanding - 4,260,180 shares in 1996
         and 4,252,789 shares in 1995                                        4,734,000             4,726,000
  Paid-in capital                                                            3,719,000             3,612,000
  Retained earnings, including cumulative
    translation adjustment of $2,687,000
    in 1996 and $3,029,000 in 1995                                         108,429,000           105,433,000
                                                                           116,882,000           113,771,000
                                                                          $141,843,000          $138,104,000

CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 1996, 1995 and 1994

                                                                  1996             1995             1994
Net sales                                                     $215,573,000     $210,906,000     $174,773,000
Cost of sales                                                  155,657,000      142,942,000      123,725,000
   Gross profit                                                 59,916,000       67,964,000       51,048,000
Selling, general and administrative expenses                    47,351,000       45,930,000       39,920,000
   Income from operations                                       12,565,000       22,034,000       11,128,000
Investment income                                                  311,000          580,000          479,000
Interest expense                                                  (109,000)         (92,000)        (102,000)
   Income before income taxes and cumulative effect of
      accounting change                                         12,767,000       22,522,000       11,505,000
Provision for income taxes                                       5,170,000        9,020,000        4,140,000
   Income before cumulative effect of accounting change          7,597,000       13,502,000        7,365,000
Cumulative effect of accounting change for income taxes                                            1,430,000
Net income                                                    $  7,597,000     $ 13,502,000     $  8,795,000

Earnings per share:
   Income before cumulative effect of accounting change              $1.78            $3.18            $1.74
   Cumulative effect of accounting change                                                                .34
   Net income                                                        $1.78            $3.18            $2.08

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended June 30, 1996, 1995 and 1994

                                            Common Stock
                                        Number                     Paid-in        Retained
                                       of Shares      Amount       Capital        Earnings          Total
Balance, June 30, 1993                 4,220,463    $4,694,000    $3,230,000    $ 91,023,000    $ 98,947,000
   Exercise of stock options              10,317        10,000       129,000                         139,000
   Translation adjustment                                                           (218,000)       (218,000)
   Cash dividends                                                                 (4,228,000)     (4,228,000)
   Net income                                                                      8,795,000       8,795,000
Balance, June 30, 1994                 4,230,780     4,704,000     3,359,000      95,372,000     103,435,000
   Exercise of stock options              22,009        22,000       253,000                         275,000
   Translation adjustment                                                            801,000         801,000
   Cash dividends                                                                 (4,242,000)     (4,242,000)
   Net income                                                                     13,502,000      13,502,000
Balance, June 30, 1995                 4,252,789     4,726,000     3,612,000     105,433,000     113,771,000
   Exercise of stock options               7,391         8,000       107,000                         115,000
   Translation adjustment                                                           (342,000)       (342,000)
   Cash dividends                                                                 (4,259,000)     (4,259,000)
   Net income                                                                      7,597,000       7,597,000
Balance, June 30, 1996                 4,260,180    $4,734,000    $3,719,000    $108,429,000    $116,882,000


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 1996, 1995 and 1994

                                                                 1996              1995              1994
Cash flows from operating activities:
   Net income                                                $ 7,597,000       $13,502,000       $ 8,795,000
   Adjustments for noncash transactions:
     Depreciation and amortization                             5,204,000         4,793,000         4,696,000
     Change in deferred income taxes                              87,000          (240,000)         (699,000)
     Change in accounting for income taxes                                                        (1,430,000)
   Changes in assets and liabilities:
     Receivables                                                 501,000           261,000        (4,883,000)
     Inventories                                               2,107,000       (12,844,000)       (2,846,000)
     Prepaid expenses and other                                  455,000          (419,000)       (1,020,000)
     Accounts payable                                          1,968,000          (859,000)          646,000
     Accrued liabilities and other                              (191,000)          539,000           221,000
     Income taxes payable                                       (333,000)         (670,000)        1,871,000
     Net cash provided by operating activities                17,395,000         4,063,000         5,351,000

Cash flows from investing activities:
   Capital expenditures                                       (5,680,000)      (11,886,000)       (4,559,000)
   Proceeds from sales of capital assets                         337,000         2,530,000           170,000
   Changes in investments                                      2,213,000         7,074,000          (446,000)
     Net cash used in investing activities                    (3,130,000)       (2,282,000)       (4,835,000)

Cash flows from financing activities:
   Repayment of long-term debt                                  (423,000)         (700,000)         (422,000)
   Exercise of stock options                                     115,000           275,000           139,000
   Dividends paid to shareholders                             (4,259,000)       (4,242,000)       (4,228,000)
     Net cash used in financing activities                    (4,567,000)       (4,667,000)       (4,511,000)

Effect of exchange rate changes on cash                          (18,000)           23,000            (5,000)
Net change in cash and cash equivalents                        9,680,000        (2,863,000)       (4,000,000)
Cash and cash equivalents at beginning of year                 3,550,000         6,413,000        10,413,000
Cash and cash equivalents at end of year                     $13,230,000       $ 3,550,000       $ 6,413,000


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

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b)  Cash, cash equivalents and investments

Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less.

Investments include preferred stocks which are classified as trading securities but are not considered to be cash equivalents as they are susceptible to significant market value changes. Investment income includes unrealized holding gains/(losses) of $14,000 in 1996, $8,000 in 1995 and ($581,000) in 1994.

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







(d)  Inventories

Inventories, stated at the lower of cost (first-in, first-out) or market, are summarized as follows:

                                                    1996            1995
Raw materials                                   $29,667,000     $31,002,000
Work in process                                   2,252,000       3,463,000
Finished goods                                    7,663,000       7,308,000
                                                $39,582,000     $41,773,000

(e)  Depreciation and amortization policies

Depreciation and amortization are provided over the estimated useful lives of the assets or the remaining terms of the leases, whichever is shorter, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

The excess of the purchase price over the underlying book value of the companies acquired is classified as "Costs in excess of net assets of purchased businesses." The related amounts of $6,095,000 are generally being amortized using the straight-line method over periods of up to forty years. Accumulated amortization totalled $1,389,000 at June 30, 1996 and $1,256,000 at June 30, 1995.


Note 2.  Earnings per common share -

Earnings per share are based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares are excluded from the computation in the periods in which they have an antidilutive effect. Earnings per share have been computed based upon 4,257,473 shares in 1996, 4,240,371 shares in 1995 and 4,226,733 shares in
1994.


Note 3.  Statement of Cash Flows -

Cash payments for interest were $140,000 in 1996, $181,000 in 1995 and $81,000 in 1994. Cash payments for income taxes were $5,496,000 in 1996, $9,876,000 in 1995 and $2,957,000 in 1994.

Note 4.  Short-term debt and line of credit -

The Company has a loan agreement with a domestic bank providing for a $10,000,000 unsecured short-term line of credit at 55 basis points below the bank's prevailing prime interest rate (7.70 percent at June 30, 1996). There was no amount outstanding under the agreement at June 30, 1996.


Note 5.  Accrued liabilities -

Components of accrued liabilities at June 30, 1996 and 1995 are:

                                                     1996           1995
Wages and compensated absences                    $4,129,000     $4,515,000
Taxes, other than income taxes                     1,384,000      1,281,000
Insurance                                            987,000      1,151,000
Dividends                                          1,065,000      1,063,000
Other                                              1,778,000      1,545,000
                                                  $9,343,000     $9,555,000

Note 6.  Commitments -

The Company is committed under lease agreements expiring at various dates to 2001. Certain of the leases have renewal options for periods ranging from two to five years and others provide for rent revisions at various dates. Under the leases the Company is obligated to pay property taxes, insurance and maintenance. All facility leases are classified as operating leases.

Real property rental expense was $751,000 in 1996, $705,000 in 1995 and $645,000 in 1994. Real property rental commitments for the next five fiscal years are $774,000 in 1997, $706,000 in 1998, $549,000 in 1999, $370,000 in
2000 and $188,000 in 2001.

Note 7.  Stock options -

At June 30, 1996 there were 535,704 common shares reserved and available for issuance to certain executive and managerial employees under the Company's Stock Option Plans. Options have a term of ten years and generally become exercisable over a five year period.

At June 30, 1996 there were 249,704 incentive stock options outstanding, of which 35,704 were exercisable. Payment upon exercise may be either cash or the delivery of Company common stock of equivalent value. Shares surrendered by optionees (319 shares in 1996 and 7,253 in 1995) are immediately retired.

The transactions for shares under options for the two years ended
June 30, 1996 were:
                                                 Option price     Number of
                                                   per share        shares
Outstanding, June 30, 1994                          $15.38          72,676
   Exercised                                         15.38         (29,262)
Outstanding, June 30, 1995                           15.38          43,414
   Granted                                           28.00         214,000
   Exercised                                         15.38          (7,710)
Outstanding, June 30, 1996                       $15.38-28.00      249,704

Note 8. Income taxes -

The components of income before United States and foreign income taxes are:
                                                                 1996            1995            1994
Domestic                                                     $13,352,000     $23,290,000     $12,210,000
Foreign                                                         (585,000)       (768,000)       (705,000)
                                                             $12,767,000     $22,522,000     $11,505,000


The provision for income taxes is comprised of the following:
                                                                 1996            1995            1994
Current -
   Federal                                                   $ 4,448,000     $ 8,055,000     $ 4,142,000
   State                                                         635,000       1,205,000         770,000
   Foreign                                                                                       (73,000)
                                                               5,083,000       9,260,000       4,839,000
Deferred -
   Federal                                                       114,000        (220,000)       (588,000)
   State                                                         (27,000)        (20,000)        (73,000)
   Foreign                                                                                       (38,000)
                                                                  87,000        (240,000)       (699,000)
                                                             $ 5,170,000     $ 9,020,000     $ 4,140,000

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at yearend are as follows:
                                                                 1996            1995            1994
Accounts receivable                                          $   228,000     $   312,000     $   316,000
Inventory                                                        415,000         445,000         309,000
Accrued liabilities                                              688,000         653,000         623,000
Other                                                             19,000         186,000          78,000
   Net deferred tax asset                                    $ 1,350,000     $ 1,596,000     $ 1,326,000

Property, plant and equipment                                $ 4,141,000     $ 4,387,000     $ 4,389,000
Other                                                            196,000         109,000          77,000
   Net deferred tax liability                                $ 4,337,000     $ 4,496,000     $ 4,466,000






A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

                                                                 1996            1995           1994
Taxes on book income at statutory rate                       $ 4,468,000     $ 7,883,000     $ 3,912,000
Increases (decreases) resulting from:
   State income taxes, net of Federal income tax benefit         395,000         770,000         460,000
   Other                                                         307,000         367,000        (232,000)
Provision for income taxes                                   $ 5,170,000     $ 9,020,000     $ 4,140,000

In July 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting
for Income Taxes" and recorded a tax benefit of $1,430,000 or $.34 per share, which represented the net decrease to the deferred tax liability as of that date.  This amount was reflected in fiscal year 1994 net income as the cumulative effect of a change in accounting principle.

No provision for U.S. taxes has been made for undistributed earnings of the foreign subsidiary since it is expected that the major portion of such earnings will continue to be reinvested for an indefinite period of time.

Note 9.  Segment and geographical information -

The Company is a vertically integrated manufacturer of building products with international operations in
The Netherlands.

Sales, net income and identifiable assets for domestic and foreign operations for the last three years are as follows:
                                                              1996             1995             1994
Sales:
  United States                                           $202,220,000     $199,114,000     $163,238,000
  Foreign                                                   13,353,000       11,792,000       11,535,000
                                                          $215,573,000     $210,906,000     $174,773,000

Net income:
  United States                                           $  8,184,000     $ 14,270,000     $  9,390,000
  Foreign                                                     (587,000)        (768,000)        (595,000)
                                                          $  7,597,000     $ 13,502,000     $  8,795,000

Identifiable assets:
  United States                                           $134,823,000     $129,934,000     $121,127,000
  Foreign                                                    7,020,000        8,170,000        7,903,000
                                                          $141,843,000     $138,104,000     $129,030,000

The Company's equity investment in its consolidated foreign subsidiary was $4,360,000 at June 30, 1996.

Note 10.  Unaudited quarterly financial information -

Quarterly financial information for the fiscal years ended June 30, 1996 and 1995 is summarized as follows:
                               First          Second           Third          Fourth           Fiscal
                              Quarter         Quarter         Quarter         Quarter           Year
1996
Net sales                   $56,038,000     $54,354,000     $49,910,000     $55,271,000     $215,573,000
Cost of sales                40,640,000      38,844,000      36,213,000      39,960,000      155,657,000
Net income                    2,076,000       2,017,000       1,120,000       2,384,000        7,597,000
Earnings per share                  .49             .47             .26             .56             1.78

1995
Net sales                   $51,763,000     $52,992,000     $53,966,000     $52,185,000     $210,906,000
Cost of sales                34,934,000      35,803,000      35,982,000      36,223,000      142,942,000
Net income                    3,609,000       3,310,000       3,311,000       3,272,000       13,502,000
Earnings per share                  .85             .78             .78             .77             3.18



QUARTERLY STOCK INFORMATION

                                            1996                                     1995

                                High         Low       Dividend          High         Low       Dividend
First Quarter                  $34 5/8     $31           $ .25          $29 5/8     $24 1/8       $ .25
Second Quarter                  31 7/8      28             .25           31 1/4      27             .25
Third Quarter                   31          25 1/4         .25           33 1/4      29 3/8         .25
Fourth Quarter                  28          24 5/8         .25           36 3/4      31 3/4         .25
Year                           $34 5/8     $24 5/8       $1.00          $36 3/4     $24 1/8       $1.00

       REPORT OF INDEPENDENT ACCOUNTANTS



                                                                  P
       PRICE WATERHOUSE LLP                                       W




       To the Board of Directors and Shareholders of International Aluminum Corporation


       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


       PRICE WATERHOUSE LLP

       Los Angeles, California
       August 20, 1996

CORPORATE INFORMATION
DIRECTORS                                                  OFFICERS
Cornelius C. Vanderstar                                    John P. Cunningham
Chairman of the Board                                      President

John P. Cunningham                                         David C. Treinen
                                                           Senior Vice President - Finance and
David C. Treinen                                           Administration; Secretary

Hugh E. Curran                                             Ronald L. Rudy
Retired Vice President - Sales of                          Senior Vice President - Operations
International Aluminum Corporation
                                                           Mitchell K. Fogelman
Joel F. McIntyre                                           Vice President - Controller
Senior Partner in the Law Firm of
McIntyre, Borges & Burns                                   Michael S. Snodgrass
                                                           Vice President - Human Resources
Alexander van de Pol
Retired President and                                      Roland A. Young
Chairman of the Board of                                   Treasurer; Assistant Secretary
Commonwealth Metals-Pacific

Donald J. Willfong
Executive Vice President of
Sutro & Co.



STOCK TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
2 Broadway
New York, N.Y.  10004
(212) 509-4000


                                                           ANNUAL SHAREHOLDERS MEETING
STOCK EXCHANGE LISTINGS
                                                           2 p.m., Thursday, October 31, 1996
New York Stock Exchange                                    International Aluminum Corporation
Pacific Stock Exchange                                     767 Monterey Pass Road
Trading Symbol - IAL                                       Monterey Park, California 91754

SUBSIDIARIES BY PRODUCT GROUP
COMMERCIAL -                                               RESIDENTIAL -
United States Aluminum Corporation                         International Window Corporation
   Vernon, California                                         South Gate, California
   Hayward, California
   Seattle, Washington                                     International Window-Northern California
                                                              Hayward, California
United States Aluminum Corporation-Illinois
   Bedford Park, Illinois                                  International Window-Arizona, Inc.
   Baltimore, Maryland                                        Phoenix, Arizona
   Boston, Massachusetts
                                                           Maestro Products, Inc.
United States Aluminum Corporation-Texas                      Moreno Valley, California
   Waxahachie, Texas
   Denver, Colorado                                        Eland-Brandt, B.V.
   Dallas, Texas                                              Amsterdam, The Netherlands
   Houston, Texas

United States Aluminum Corporation-Carolina
   Rock Hill, South Carolina
   Orlando, Florida
   Atlanta, Georgia

Ragland Manufacturing Company, Inc.
   Houston, Texas
   Dallas, Texas
   Waxahachie, Texas


ALUMINUM EXTRUSIONS -                                      GLASS -

International Extrusion Corporation                        International California Glass Corporation
   Alhambra, California                                       South Gate, California

International Extrusion Corporation-Texas                  International Carolina Glass Corporation
   Waxahachie, Texas                                          Rock Hill, South Carolina



International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, California 91754
(213) 264-1670