Form 10-K405, Exhibit 13
period 1997-06-30
INTERNATIONAL ALUMINUM CORP
filed 1997-09-24
CIK 51103

INTERNATIONAL ALUMINUM CORPORATION





































                                1997 ANNUAL REPORT

COMPANY PROFILE

INTERNATIONAL ALUMINUM CORPORATION is an integrated manufacturer and supplier of a broad line of quality aluminum, wood, vinyl and glass products. The Company is headquartered in Monterey Park, California and has approximately 2,000 employees. Operations are conducted through fourteen North American subsidiaries and one European subsidiary.

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


SAFE HARBOR STATEMENT

This annual report contains forward-looking statements with respect to the financial condition, results of operations and business of the Company, which include, but are not limited to, the disposition of Eland-Brandt. Such items are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such statements.

FINANCIAL HIGHLIGHTS
Fiscal Years Ended June 30, 1997, 1996 and 1995

                                                              1997             1996             1995
Net sales                                                 $224,026,000     $215,573,000     $210,906,000

Income from operations                                    $ 10,145,000     $ 12,565,000     $ 22,034,000

Net income                                                $  5,938,000     $  7,597,000     $ 13,502,000



Per Share Data:

   Net income                                                    $1.39            $1.78            $3.18

   Dividends                                                     $1.00            $1.00            $1.00



Stock Information At Year End:

   Book value                                                   $27.71           $27.44           $26.75

   Stock price                                                  $26.50           $25.25           $31.75


  TO OUR SHAREHOLDERS

  Taken as a whole, fiscal 1997 was again a disappointing year. Programs and trends that showed promise at the beginning of the year failed to materialize as envisioned and acquisitions made in October have proven to be more difficult to assimilate than anticipated. On a brighter note, even though results of our June quarter were up only minutely, it now appears that as the 1997 year closed, the long decline in profitability of our Residential Group has ended and its future is looking up. On another positive note, the ongoing drain of Eland-Brandt in Amsterdam is nearing an end. In fiscal 1997 alone its losses amounted to $1,441,000 or $.34 per share. As previously reported, we are currently involved in divestiture negotiations and without question, we will divest ourselves of Eland-Brandt in the near future.

  Our United States Aluminum Commercial Products Group had another banner year with both net income and consolidated contribution percentage increasing over 1996. Three more warehouse service centers were opened bringing the total now to twelve. These are in addition to our primary manufacturing plants in Southern California, Texas, Illinois and South Carolina. Coming on stream momentarily at our Waxahachie, Texas plant will be a semi-automated horizontal paint line. This new $1.5 million installation will give U.S. Aluminum the ability to better service its customers in the Midwest and East on increasingly popular custom painted architectural projects. Added by acquisition to the Group in October was Orca Architectural Aluminum, Ltd. of Surrey, British Columbia. To date, this operation has been limited in its contribution due to the small size of its physical facilities and resultant inability to stock a full line of U.S. Aluminum products. It will relocate in November into a much larger plant which is currently under construction and should thereafter be in a position to become a major factor in the commercial glazing systems market in Western Canada.

  The performance of our Aluminum Extrusion Group improved markedly as the year progressed. Whereas early in the year our two extrusion plants still suffered from squeezed margins as they did throughout fiscal 1996, in the last six months their earnings, while far from spectacular, rose into an acceptable range.

  Much the same pattern existed with our International California and International Carolina Glass fabricating companies. The first six months performance was poor while the last half of the year showed a marked improvement with both plants equally profitable in the June quarter.

  Thanks to an upturn in California housing starts as well as increasing acceptance of our line of vinyl windows and doors the results from our Residential Products Group have taken an upward turn. While its performance is still far from that of the late 1980 s, it is indeed encouraging to begin to see the results of our product line modernization and updated marketing efforts starting to bear fruit. In this regard, we have begun a major effort to enter the Japanese market with our residential products. Since the Kobe earthquake, there has emerged a major interest there in American style housing construction and building materials. We have now established regular sales representation in Japan and will be showing our products in three building material shows in the coming months.

  In October, Ragland Manufacturing in Houston acquired Altura Architectural Products which had been its major competitor in the aluminum interior door frame business. While the long term outlook for this marriage is excellent, unforeseen costs and write-offs associated with the purchase decimated Raco Altura s 1997 results. New regional sales offices have now been opened in Chicago and Boston in an attempt to geographically broaden its markets. Raco Altura s fourth quarter results were encouraging and we feel confident that its future performance will return to the excellence of the past.

  International Aluminum s financial condition continues to be very strong. Total assets increased to $145 million while shareholders equity moved up to just over $118 million. We have no long-term debt, our working capital as of June 30 was $66 million and our current ratio had declined slightly to a still excellent 4.0 to 1. The implementation company-wide of a new integrated computer software system has taken longer to complete than originally forecast. In those subsidiaries where it is currently up and operating, the goals of tighter control of manufacturing and improved customer service are beginning to be achieved. We continue to feel that when fully implemented it will allow us to meet the challenges of the future business environment in which we will operate.


  CORNELIUS C. VANDERSTAR                           JOHN P. CUNNINGHAM

  Cornelius C. Vanderstar                           John P. Cunningham
  Chairman                                          President

    August 25, 1997

SELECTED FINANCIAL DATA

Year Ended June 30                 1997            1996            1995            1994            1993
Sales and Earnings -
  Building products
    Commercial                 $105,781,000    $ 97,801,000    $ 87,002,000    $ 66,843,000    $ 60,340,000,
    Residential                  51,266,000      51,879,000      53,108,000      52,081,000      49,308,000
    Extrusions                   51,957,000      49,462,000      53,747,000      38,616,000      28,585,000
                                209,004,000     199,142,000     193,857,000     157,540,000     138,233,000
  Glass products                 15,022,000      16,431,000      17,049,000      17,233,000      13,962,000
Total net sales                $224,026,000    $215,573,000    $210,906,000    $174,773,000    $152,195,000

Income before
  accounting change            $  5,938,000    $  7,597,000    $ 13,502,000    $  7,365,000    $  3,602,000
Accounting change                                                                 1,430,000
Net income                     $  5,938,000    $  7,597,000    $ 13,502,000    $  8,795,000    $  3,602,000

Per share:
  Income before
    accounting change                 $1.39           $1.78           $3.18           $1.74           $ .85
  Accounting change                                                                     .34
  Net income                          $1.39           $1.78           $3.18           $2.08           $ .85

  Dividends declared                  $1.00           $1.00           $1.00           $1.00           $1.00

  Average shares outstanding      4,263,392       4,257,473       4,240,371       4,226,733       4,219,401

Financial Data at Year End -
  Working capital              $ 66,139,000    $ 71,896,000    $ 68,395,000    $ 63,452,000    $ 61,447,000
  Total assets                  145,041,000     141,843,000     138,104,000     129,030,000     123,938,000
  Long-term debt                                                    542,000       1,103,000       1,665,000
  Shareholders' equity          118,240,000     116,882,000     113,771,000     103,435,000      98,947,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations
1997 vs. 1996
Net sales for fiscal 1997 increased by $8,453,000 or 3.9% from net sales of fiscal 1996. This increase is the composite of a $10,619,000 increase in North American sales and a $2,166,000 decrease in European sales. The sales increase primarily consists of a $7,980,000 or 8.2% increase in sales of commercial products reflecting the acquisitions of Altura and Orca coupled with the increased demand for exterior commercial products in the western and southern regions of the United States.

Cost of sales decreased to 72.0% of sales in 1997 as compared with 72.2% in 1996. This decrease is primarily attributable to increased margins in the Aluminum Extrusion Group resulting from decreased material costs. This was partially offset with inventory and asset writedowns related to the absorption of Altura into Ragland and additional workers compensation insurance expense related to a major industrial accident during the current year.

Selling, general and administrative expenses were 23.5% of sales in 1997 as compared with 22.0% in 1996. Expenses in the current year have risen by $5,258,000. The continuing portion of this increase primarily relates to additional selling costs associated with sales personnel and marketing programs resulting from the purchase of Altura as well as the continued expansion of the Commercial Products satellite warehouse program. The non-recurring portion of the increase relates to a writedown of long-lived assets, restructuring charges related to the absorption of Altura and retrospective charges for workers compensation insurance. The retrospective adjustments had been positive in recent years but took a substantial swing to the negative during this fiscal year.

The decrease in interest income relates to the significantly decreased level of funds available for investment primarily due to the cash purchases of Altura and Orca.
1996 vs. 1995
Fiscal year 1996 net sales increased by $4,667,000 or 2.2% from the fiscal year 1995 level. This increase is comprised of a $3,106,000 increase in domestic sales and a $1,561,000 increase in foreign sales. The overall sales increase was driven by a $10,799,000 or 12.4% increase in sales of commercial products reflecting the increased demand for these products in the southern and eastern regions of the United States. Partially offsetting this were the $4,285,000 or 8.0% decrease in sales by the Aluminum Extrusion Group, resulting from reduced sales volume into the West Coast marketing area, and a $1,229,000 or 2.3% decrease in sales by the Residential Products Group into the Southern California area.

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

Liquidity and Capital Resources
Working capital at June 30, 1997 was $66,139,000 compared to $71,896,000 at June 30, 1996 and $68,395,000 at June 30, 1995. The
ratio of current assets to current liabilities was 4.0 at the end of 1997 compared to 4.5 at the end of 1996 and 4.6 at the end of 1995. The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements. Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately $7,508,000 in 1997, $5,680,000 in 1996 and $11,886,000
in 1995 were financed through internal cash flow. Additionally, during the 1997 fiscal year the Company expended $6,971,000 to complete two acquisitions (see Note 10). In addition to the normal annual expenditures for replacement items, the Company projects capital expenditures for fiscal 1998 of $6,000,000 for scheduled expansion of production capacity. The Company anticipates financing these expenditures through internal cash flow.

The Company had $10,000,000 in available credit at the end of 1997 under a short-term borrowing arrangement with a bank.

The Company's financial condition remains strong. The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity, taken together, provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

CONSOLIDATED BALANCE SHEETS
June 30, 1997 and 1996

Assets                                                                        1997                  1996
Current assets:
  Cash and cash equivalents                                               $  6,485,000          $ 13,230,000
  Accounts receivable, less reserve of
    $614,000 in 1997 and $571,000 in 1996                                   35,773,000            34,498,000
  Unbilled receivables                                                         885,000               823,000
  Inventories                                                               41,993,000            39,582,000
  Prepaid expenses                                                           1,834,000             2,712,000
  Future income tax benefits                                                 1,289,000             1,350,000
       Total current assets                                                 88,259,000            92,195,000




Property, plant and equipment, at cost:
  Land                                                                       7,714,000             8,161,000
  Buildings and improvements                                                29,895,000            30,513,000
  Machinery and equipment                                                   60,068,000            59,577,000
  Construction in process                                                    1,887,000                47,000
                                                                            99,564,000            98,298,000
  Accumulated depreciation                                                 (53,600,000)          (53,356,000)
                                                                            45,964,000            44,942,000





Other assets:
  Costs in excess of net assets of purchased businesses                     10,290,000             4,706,000
  Other                                                                        528,000
                                                                            10,818,000             4,706,000
                                                                          $145,041,000          $141,843,000


See accompanying notes to consolidated financial statements.

/TABLE

CONSOLIDATED BALANCE SHEETS
June 30, 1997 and 1996

Liabilities and Shareholders' Equity                                          1997                  1996
Current liabilities:
  Accounts payable                                                        $  9,417,000          $ 10,190,000
  Accrued liabilities                                                       11,727,000             9,343,000
  Income taxes payable                                                         976,000               766,000
       Total current liabilities                                            22,120,000            20,299,000


Other liabilities:
  Deferred income taxes                                                      4,362,000             4,337,000
  Other                                                                        319,000               325,000
                                                                             4,681,000             4,662,000


Commitments (Note 6)


Shareholders' equity:
  Capital Stock -
    Preferred, $10.00 par value -
      Authorized - 500,000 shares
      Outstanding - none
    Common, $1.00 par value -
      Authorized - 10,000,000 shares
      Outstanding - 4,267,419 shares in 1997
         and 4,260,180 shares in 1996                                        4,741,000             4,734,000
  Paid-in capital                                                            3,809,000             3,719,000
  Retained earnings, including cumulative
    translation adjustment of $2,275,000
    in 1997 and $2,687,000 in 1996                                         109,690,000           108,429,000
                                                                           118,240,000           116,882,000
                                                                          $145,041,000          $141,843,000

/TABLE

CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 1997, 1996 and 1995

<CAPTION
                                                                  1997             1996             1995
Net sales                                                     $224,026,000     $215,573,000     $210,906,000
Cost of sales                                                  161,272,000      155,657,000      142,942,000
   Gross profit                                                 62,754,000       59,916,000       67,964,000
Selling, general and administrative expenses                    52,609,000       47,351,000       45,930,000
   Income from operations                                       10,145,000       12,565,000       22,034,000
Interest income                                                    198,000          311,000          580,000
Interest expense                                                  (115,000)        (109,000)         (92,000)
   Income before income taxes                                   10,228,000       12,767,000       22,522,000
Provision for income taxes                                       4,290,000        5,170,000        9,020,000
   Net income                                                 $  5,938,000     $  7,597,000     $ 13,502,000

Earnings per common share                                            $1.39            $1.78            $3.18

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended June 30, 1997, 1996 and 1995

                                            Common Stock
                                        Number                     Paid-in        Retained
                                       of Shares      Amount       Capital        Earnings          Total
Balance, June 30, 1994                 4,230,780    $4,704,000    $3,359,000    $ 95,372,000    $103,435,000
   Exercise of stock options              22,009        22,000       253,000                         275,000
   Translation adjustment                                                            801,000         801,000
   Cash dividends                                                                 (4,242,000)     (4,242,000)
   Net income                                                                     13,502,000      13,502,000
Balance, June 30, 1995                 4,252,789     4,726,000     3,612,000     105,433,000     113,771,000
   Exercise of stock options               7,391         8,000       107,000                         115,000
   Translation adjustment                                                           (342,000)       (342,000)
   Cash dividends                                                                 (4,259,000)     (4,259,000)
   Net income                                                                      7,597,000       7,597,000
Balance, June 30, 1996                 4,260,180     4,734,000     3,719,000     108,429,000     116,882,000
   Exercise of stock options               7,239         7,000        90,000                          97,000
   Translation adjustment                                                           (412,000)       (412,000)
   Cash dividends                                                                 (4,265,000)     (4,265,000)
   Net income                                                                      5,938,000       5,938,000
Balance, June 30, 1997                 4,267,419    $4,741,000    $3,809,000    $109,690,000    $118,240,000


See accompanying notes to consolidated financial statements.

/TABLE

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 1997, 1996 and 1995

                                                                 1997              1996              1995
Cash flows from operating activities:
   Net income                                                $ 5,938,000       $ 7,597,000       $13,502,000
   Adjustments for noncash transactions:
     Depreciation and amortization                             5,596,000         5,204,000         4,793,000
     Change in deferred income taxes                              86,000            87,000          (240,000)
     Net loss on disposition of assets                           413,000
   Changes in assets and liabilities:
     Receivables                                                 176,000           501,000           261,000
     Inventories                                              (1,095,000)        2,107,000       (12,844,000)
     Prepaid expenses and other                                  910,000           455,000          (419,000)
     Accounts payable                                         (1,288,000)        1,968,000          (859,000)
     Accrued liabilities and other                               926,000          (191,000)          539,000
     Income taxes payable                                         93,000          (333,000)         (670,000)
     Net cash provided by operating activities                11,755,000        17,395,000         4,063,000

Cash flows from investing activities:
   Capital expenditures                                       (7,508,000)       (5,680,000)      (11,886,000)
   Proceeds from sales of capital assets                         625,000           337,000         2,530,000
   Acquisition of businesses, net of cash acquired            (6,971,000)
   Changes in investments                                                        2,213,000         7,074,000
     Net cash used in investing activities                   (13,854,000)       (3,130,000)       (2,282,000)

Cash flows from financing activities:
   Repayment of long-term debt                                  (542,000)         (423,000)         (700,000)
   Exercise of stock options                                      97,000           115,000           275,000
   Dividends paid to shareholders                             (4,265,000)       (4,259,000)       (4,242,000)
     Net cash used in financing activities                    (4,710,000)       (4,567,000)       (4,667,000)

Effect of exchange rate changes on cash                           64,000           (18,000)           23,000
Net change in cash and cash equivalents                       (6,745,000)        9,680,000        (2,863,000)
Cash and cash equivalents at beginning of year                13,230,000         3,550,000         6,413,000
Cash and cash equivalents at end of year                     $ 6,485,000       $13,230,000       $ 3,550,000


See accompanying notes to consolidated financial statements.

/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Significant accounting policies and procedures -

(a)  Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its domestic and foreign subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. To expedite reporting, the Company follows the practice of consolidating its European subsidiary using a year ending one month prior to the June 30th year end of its North American subsidiaries.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b)  Cash and cash equivalents

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

(d)  Inventories

Inventories, stated at the lower of cost (first-in, first-out) or market, are summarized as follows:

                                                    1997            1996
Raw materials                                   $32,275,000     $29,667,000
Work in process                                   2,320,000       2,252,000
Finished goods                                    7,398,000       7,663,000
                                                $41,993,000     $39,582,000

(e)  Depreciation and amortization policies

Depreciation and amortization are provided over the estimated useful lives of the assets or the remaining terms of the leases, whichever is shorter, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

The excess of the purchase price over the underlying book value of the companies acquired is classified as "Costs in excess of net assets of purchased businesses". The related amounts of $12,169,000 at June 30, 1997 and $6,095,000 at June 30, 1996 are generally being amortized using the straight-line method over periods of up to forty years. Accumulated amortization totalled $1,879,000 at June 30, 1997 and $1,389,000 at June 30, 1996.

(f)  Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires a review of long-lived assets for impairment whenever circumstances indicate that the carrying amount may not be recoverable. In fiscal 1997, property, plant and equipment was written down by $888,000 under the provisions of SFAS 121.


Note 2.  Earnings per common share -

Earnings per share are based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares are excluded from the computation in the periods in which they have an antidilutive effect. Earnings per share have been computed based upon 4,263,392 shares in 1997, 4,257,473 shares in 1996 and 4,240,371 shares in
1995.


Note 3.  Statement of Cash Flows -

Cash payments for interest were $99,000 in 1997, $140,000 in 1996 and $181,000 in 1995. Cash payments for income taxes were $4,200,000 in 1997, $5,496,000 in 1996 and $9,876,000 in 1995. During 1997, a $530,000 long term note was received in conjunction with the sale of an idle facility.


Note 4.  Short-term debt and line of credit -

The Company has a loan agreement with a domestic bank providing for a $10,000,000 unsecured short-term line of credit at 55 basis points below the bank's prevailing prime interest rate (7.95 percent at June 30, 1997). There was no amount outstanding under the agreement at June 30, 1997.

Note 5.  Accrued liabilities -

Components of accrued liabilities at June 30, 1997 and 1996 are:

                                                    1997           1996
Wages and compensated absences                  $ 4,619,000     $4,129,000
Taxes, other than income taxes                    1,550,000      1,384,000
Insurance                                         2,284,000        987,000
Dividends                                         1,067,000      1,065,000
Other                                             2,207,000      1,778,000
                                                $11,727,000     $9,343,000

Note 6.  Commitments -

The Company is committed under lease agreements expiring at various dates to 2002. Certain of the leases have renewal options for periods up to five years and others provide for rent revisions at various dates. Under the leases the Company is obligated to pay property taxes, insurance and maintenance. All facility leases are classified as operating leases.

Real property rental expense was $1,172,000 in 1997, $751,000 in 1996 and $705,000 in 1995. Real property rental commitments for the next five fiscal years are $1,078,000 in 1998, $898,000 in 1999, $682,000 in 2000, $472,000 in
2001 and $175,000 in 2002.

Note 7.  Stock options -

At June 30, 1997 there were 527,075 common shares reserved and available for issuance to certain executive and managerial employees under the Company's Stock Option Plans. Options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and generally become exercisable over a five year period. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. There would have been no material change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates consistent with SFAS 123, "Accounting for Stock-Based Compensation".

At June 30, 1997 there were 241,075 incentive stock options outstanding, of which 69,875 were exercisable. Payment upon exercise may be either cash or the delivery of Company common stock of equivalent value. Shares surrendered by optionees (1,390 shares in 1997 and 319 in 1996) are immediately retired.

The transactions for shares under options for the three years ended June 30, 1997 were:

                                           Number of     Weighted-Average
                                             shares       Exercise Price
Outstanding, June 30, 1994                   72,676           $15.38
   Exercised                                (29,262)           15.38
Outstanding, June 30, 1995                   43,414            15.38
   Granted                                  214,000            28.00
   Exercised                                 (7,710)           15.38
Outstanding, June 30, 1996                  249,704            26.20
   Exercised                                 (8,629)           15.38
Outstanding, June 30, 1997                  241,075            26.57

Note 8. Income taxes -

The components of income before United States and foreign income taxes are:
                                                                 1997            1996            1995
Domestic                                                     $11,757,000     $13,352,000     $23,290,000
Foreign                                                       (1,529,000)       (585,000)       (768,000)
                                                             $10,228,000     $12,767,000     $22,522,000


The provision for income taxes is comprised of the following:
                                                                 1997            1996            1995
Current -
   Federal                                                   $ 3,901,000     $ 4,448,000     $ 8,055,000
   State                                                         303,000         635,000       1,205,000
   Foreign
                                                               4,204,000       5,083,000       9,260,000
Deferred -
   Federal                                                       102,000         114,000        (220,000)
   State                                                         (16,000)        (27,000)        (20,000)
   Foreign
                                                                  86,000          87,000        (240,000)
                                                             $ 4,290,000     $ 5,170,000     $ 9,020,000


A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

                                                                 1997            1996           1995
Taxes on book income at statutory rate                       $ 3,580,000     $ 4,468,000     $ 7,883,000
Increases (decreases) resulting from:
   State income taxes, net of Federal income tax benefit         183,000         395,000         770,000
   Foreign losses with no income tax benefit                     535,000         205,000         269,000
   Other                                                          (8,000)        102,000          98,000
Provision for income taxes                                   $ 4,290,000     $ 5,170,000     $ 9,020,000


/TABLE

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at yearend are as follows:
                                                                                  1997           1996
Inventory                                                                      $  413,000     $  415,000
Accrued liabilities                                                               737,000        688,000
Other                                                                             139,000        247,000
   Net deferred tax asset                                                      $1,289,000     $1,350,000

Property, plant and equipment                                                  $4,129,000     $4,141,000
Other                                                                             233,000        196,000
   Net deferred tax liability                                                  $4,362,000     $4,337,000

Note 9.  Segment and geographical information -

The Company is a vertically integrated manufacturer of building products with European operations in The
Netherlands.

Sales, net income and identifiable assets for North American and European operations for the last three years are as follows:
                                                              1997             1996             1995
Sales:
  North America                                           $212,685,000     $202,066,000     $199,046,000
  Europe                                                    11,341,000       13,507,000       11,860,000
                                                          $224,026,000     $215,573,000     $210,906,000

Net income:
  North America                                           $  7,379,000     $  8,182,000     $ 14,270,000
  Europe                                                    (1,441,000)        (585,000)        (768,000)
                                                          $  5,938,000     $  7,597,000     $ 13,502,000

Identifiable assets:
  North America                                           $138,572,000     $134,822,000     $129,934,000
  Europe                                                     6,469,000        7,021,000        8,170,000
                                                          $145,041,000     $141,843,000     $138,104,000

/TABLE

Note 10.  Acquisitions -

On October 1, 1996, the Company completed the purchase of Orca Coatings Ltd. ("Orca") of Surrey, British Columbia, Canada and the purchase of Altura Architectural Products, Inc. ("Altura") of Houston, Texas in two separate transactions. Orca is an architectural coatings applicator and a distributor of storefront and architectural metal products. Effective with the acquisition, the company was renamed Orca Architectural Aluminum Ltd. and became a member of the Commercial Products Group. Altura, a manufacturer of interior aluminum office fronts whose product line and operations mirrored those of the Company's Ragland Manufacturing subsidiary, was merged into Ragland. The combined entity, Raco Altura, Inc., is a member of the Commercial Products Group.

The Orca and Altura acquisitions were made with $6,971,000 of cash from the Company's existing cash reserves. The estimated fair market value of the net assets acquired was $897,000. The $6,074,000 excess of purchase price over the estimated fair value was allocated to goodwill and is being amortized on a straight line basis over periods of 5 to 30 years. Proforma results for fiscal 1997 and 1996 have not been presented as they are not materially different from historical amounts.


Note 11.  Unaudited quarterly financial information -

Quarterly financial information for the fiscal years ended June 30, 1997 and 1996 is summarized as follows:
                               First          Second           Third          Fourth           Fiscal
                              Quarter         Quarter         Quarter         Quarter           Year
1997
Net sales                   $56,928,000     $56,161,000     $53,593,000     $57,344,000     $224,026,000
Cost of sales                40,838,000      40,350,000      39,053,000      41,031,000      161,272,000
Net income                    1,336,000       1,273,000         900,000       2,429,000        5,938,000
Earnings per share                  .31             .30             .21             .57             1.39

1996
Net sales                   $56,038,000     $54,354,000     $49,910,000     $55,271,000     $215,573,000
Cost of sales                40,640,000      38,844,000      36,213,000      39,960,000      155,657,000
Net income                    2,076,000       2,017,000       1,120,000       2,384,000        7,597,000
Earnings per share                  .49             .47             .26             .56             1.78







QUARTERLY STOCK INFORMATION
                                            1997                                     1996

                                High         Low       Dividend          High         Low       Dividend
First Quarter                  $26         $24 1/8       $ .25          $34 5/8     $31           $ .25
Second Quarter                  26          24             .25           31 7/8      28             .25
Third Quarter                   27 5/8      25             .25           31          25 1/4         .25
Fourth Quarter                  26 3/4      25             .25           28          24 5/8         .25
Year                           $27 5/8     $24           $1.00          $34 5/8     $24 5/8       $1.00

/TABLE

       REPORT OF INDEPENDENT ACCOUNTANTS





                                                             P
       PRICE WATERHOUSE LLP                                  W






       To the Board of Directors and Shareholders of International Aluminum Corporation


       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


       PRICE WATERHOUSE LLP

       Los Angeles, California
       August 19, 1997

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

Donald J. Willfong
Executive Vice President of
Sutro & Co.




STOCK TRANSFER AGENT AND REGISTRAR                              ELECTRONIC TRANSFER OF DIVIDENDS

Continental Stock Transfer & Trust Company                      For information and forms, write to:
2 Broadway                                                      Corporate Secretary
New York, NY  10004                                             International Aluminum Corporation
(212) 509-4000                                                  P. O. Box 6
                                                                Monterey Park, CA  91754



                                                                ANNUAL SHAREHOLDERS MEETING
STOCK EXCHANGE LISTINGS
                                                                2 p.m., Thursday, October 30, 1997
New York Stock Exchange                                         International Aluminum Corporation
Pacific Exchange                                                767 Monterey Pass Road
Trading Symbol - IAL                                            Monterey Park, California 91754
/TABLE

SUBSIDIARIES BY PRODUCT CLASS
COMMERCIAL -                                                    RESIDENTIAL -
United States Aluminum Corporation                              International Window Corporation
   Vernon, California                                              South Gate, California
   Hayward, California
   Las Vegas, Nevada                                            International Window-Northern California
   Seattle, Washington                                             Hayward, California

United States Aluminum Corporation-Illinois                     International Window-Arizona, Inc.
   Bedford Park, Illinois                                         Phoenix, Arizona
   Baltimore, Maryland
   Boston, Massachusetts                                        Maestro Products, Inc.
   Detroit, Michigan                                               Moreno Valley, California

United States Aluminum Corporation-Texas                        Eland-Brandt, B.V.
   Waxahachie, Texas                                               Amsterdam, The Netherlands
   Denver, Colorado
   St. Louis, Missouri
   Dallas, Texas
   Houston, Texas

United States Aluminum Corporation-Carolina
   Rock Hill, South Carolina
   Orlando, Florida
   Atlanta, Georgia

Raco Altura, Inc.
   Houston, Texas
   Dallas, Texas
   Waxahachie, Texas

Orca Architectural Aluminum Ltd.
   Surrey, British Columbia, Canada





ALUMINUM EXTRUSIONS -                                           GLASS -

International Extrusion Corporation                             International California Glass Corporation
   Alhambra, California                                            South Gate, California

International Extrusion Corporation-Texas                       International Carolina Glass Corporation
   Waxahachie, Texas                                               Rock Hill, South Carolina
/TABLE

                                     International Aluminum Corporation
                                           767 Monterey Pass Road
                                      Monterey Park, California 91754
                                               (213) 264-1670