Form 10-K405, Exhibit 13
period 1998-06-30
INTERNATIONAL ALUMINUM CORP
filed 1998-09-24
CIK 51103

INTERNATIONAL ALUMINUM CORPORATION












































1998 Annual Report

COMPANY PROFILE

INTERNATIONAL ALUMINUM CORPORATION is an integrated manufacturer and supplier of a broad line of quality aluminum, wood, vinyl and glass products. The Company is headquartered in Monterey Park, California and has approximately 2,000 employees. Operations are conducted through thirteen North American subsidiaries.


COMMERCIAL PRODUCTS - Curtain walls, window walls, storefront framing, entrance doors and frames, interior officefronts and interior doors and frames.

RESIDENTIAL PRODUCTS - Aluminum, wood, vinyl and composite products including expansive lines of windows, patio doors, shower and bath enclosures and wardrobe mirror doors.

EXTRUSION PRODUCTS - Mill finish, anodized, painted and fabricated aluminum extrusions.

GLASS PRODUCTS - Innovative store fixturing products encompassing tempered glass, wood and metal. Proprietary showcase designs and distinctive lines of glass furniture.


INTERNET WEBSITE - Internet users can access information on products of International Aluminum Corporation subsidiaries at www.intlalum.com.







TABLE OF CONTENTS

Financial Highlights
Letter to Shareholders
Selected Financial Data
Management's Discussion and Analysis of Financial
  Condition and Results of Operations
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Quarterly Financial Data
Report of Independent Accountants
Corporate Information
Subsidiaries By Product Class

FINANCIAL HIGHLIGHTS
Fiscal Years Ended June 30, 1998, 1997 and 1996

                                                              1998             1997             1996
Operating Results:

   Net sales                                              $225,789,000     $224,026,000     $215,573,000
   Income from operations                                   17,783,000       10,145,000       12,565,000
   Net income                                               12,122,000        5,938,000        7,597,000



Financial Data:

   Net cash provided by operating activities              $ 18,136,000     $ 11,755,000     $ 17,395,000
   Capital expenditures including acquisitions               6,837,000       14,479,000        5,680,000

   Working capital                                          72,170,000       65,820,000       71,896,000
   Shareholders' equity                                    123,449,000      118,240,000      116,882,000



Per Share Data:

   Net income - Basic                                           $ 2.83           $ 1.39           $ 1.78
   Net income - Diluted                                           2.82             1.39             1.78

   Dividends declared                                             1.15             1.00             1.00

   Book value at yearend                                         28.77            27.71            27.44
   Market price at yearend                                       31.00            26.50            25.25

  TO OUR SHAREHOLDERS

  All in all, fiscal 1998 was a reasonably good year for International Aluminum. Despite the divestiture of Eland-Brandt in mid-year, consolidated sales increased slightly and net income more than doubled from $1.39 per share to $2.82. All four of our principal product groups reported increased earnings over those of the prior year. We feel that the results achieved for the year indeed justify the Board action taken in October increasing the annual dividend to shareholders by 20 percent to $1.20 per share. Our business currently remains strong with our total order backlog at July 31 the highest in the Company s history.

  The leading contributor to the overall improvement in our consolidated results was our Aluminum Extrusion Group. Increased productivity, particularly at our Texas plant, was the primary reason for the improved performance. We will shortly be launching into a major modernization program at our older Alhambra, California extrusion and metal finishing plant with major upgrades to our foundry and certain of our press equipment in an attempt to improve productivity to match that of the newer Texas facility.

  Our United States Aluminum Commercial Products Group in total had yet another excellent year. Its performance, however, was enhanced by the mid-year amalgamation into it of our Raco Altura interior products subsidiary. We are already beginning to see the benefits of the merger of these two commercial product groups. Our glass and glazing customers are for the first time now able to quote and secure projects with aluminum glazing materials from a single source both for the exterior as well as the interior of an office or commercial building. In addition, since joining U.S. Aluminum, major product line improvements have been made to Raco s interior glazing systems. In anticipation of sharply increased interior products demand, U.S. Aluminum is currently enlarging its Chicago fabrication plant by nearly 25 percent as well as establishing interior product fabrication capabilities at its Southern California facility.

  Both of our International California and International Carolina glass fabricating subsidiaries posted improved results. We have consolidated heavy glass furniture production and distribution at the South Carolina plant while California Glass has moved strongly in the direction of becoming a store fixture and display products company. It is currently involved not only with general glass fabrication and the production of tempered safety glass but is now producing a line of aluminum showcases and display fixtures. This subsidiary will be moving in November from its present leased facility into a larger owned plant which is currently under construction east of Los
    Angeles.

  Finally, our Residential Products Group, long the mainstay of our consolidated profitability, also achieved improved results. However, its overall performance still leaves much to be desired. The increasing shift in consumer preference from aluminum to vinyl window products has had a major impact on our Residential Group. This is primarily due to our historic orientation toward aluminum with its obvious benefits of vertical integration of extrusion, finishing and product fabrication and distribution. We now are fully committed to vinyl products in addition to aluminum at all three International Window plants. We have heavily invested in automated vinyl fabrication equipment and are positioned to efficiently produce whatever the market demands in the way of residential window and door products. We will be shortly introducing a new and highly competitive thermally improved hybrid window incorporating both aluminum and vinyl components. In addition, we have updated our product line and introduced new marketing strategies in an attempt to bolster the shower door and tub enclosure segment of our residential business. We have improved and modernized all of our marketing programs with updated literature, increased participation in trade shows and the establishment of web sites on the Internet.

  The Company s financial health continues to be excellent and our balance sheet is stronger than ever. Shareholders equity rose to $123.4 million or $28.77 per share while at yearend total assets stood at $147.3 million with no long-term debt. Working capital at June 30 was slightly over $72 million and our current ratio had improved to 4.7 to 1. Projected capital spending in the coming year should be around $11 million with a major portion of it earmarked for the previously mentioned equipment upgrades at International Extrusion, California. We are encouraged by the current strength of our business which can be attributed in part to more focused marketing efforts company-wide as well as improved customer relation capabilities resulting from the newly implemented integrated computer software system. With many new product and service programs in place, we feel quite optimistic regarding prospects for the coming year.


  CORNELIUS C. VANDERSTAR                           JOHN P. CUNNINGHAM


  Cornelius C. Vanderstar                           John P. Cunningham
  Chairman                                          President

    August 24, 1998

SELECTED FINANCIAL DATA

Year Ended June 30                 1998            1997            1996            1995            1994
Sales
  Commercial                   $109,783,000    $105,781,000    $ 97,801,000    $ 87,002,000    $ 66,843,000
  Residential                    48,863,000      51,266,000      51,879,000      53,108,000      52,081,000
  Extrusion                      50,426,000      51,957,000      49,462,000      53,747,000      38,616,000
  Glass                          16,717,000      15,022,000      16,431,000      17,049,000      17,233,000
    Total net sales            $225,789,000    $224,026,000    $215,573,000    $210,906,000    $174,773,000

Earnings
  Gross profit                  $69,112,000     $62,754,000     $59,916,000     $67,964,000     $51,048,000
  Net income                     12,122,000       5,938,000       7,597,000      13,502,000       8,795,000

  Per share:
    Net income - Basic                $2.83           $1.39           $1.78           $3.18           $2.08
    Net income - Diluted               2.82            1.39            1.78            3.16            2.07

    Dividends declared                 1.15            1.00            1.00            1.00            1.00

Financial Data at Yearend
  Working capital              $ 72,170,000    $ 65,820,000    $ 71,896,000    $ 68,395,000    $ 63,452,000
  Total assets                  147,298,000     145,041,000     141,843,000     138,104,000     129,030,000
  Long-term debt                                                                    542,000       1,103,000
  Shareholders' equity          123,449,000     118,240,000     116,882,000     113,771,000     103,435,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations
1998 vs. 1997
Net sales for fiscal 1998 increased by $1,763,000 or 0.8% from net sales of fiscal 1997. The sale of the Company's Dutch subsidiary, Eland-Brandt BV during the second quarter significantly impacts period comparisons. The exclusion of Eland-Brandt BV from the comparison shows an increase of $11,120,000 or 5.2% for the year. The sales from ongoing operations primarily consist of a $6,808,000 or 6.7% increase in sales of commercial products resulting from increased demand for interior and exterior commercial products in the southern region of the United States.

Gross profit increased to 30.6% of sales in 1998 as compared to 28.0% in 1997. This increase is primarily attributable to increased margins in the Aluminum Extrusion Group resulting from labor and overhead efficiencies attained through higher production volume. Also factors were the prior year inventory and asset writedowns related to the purchase of Altura and the prior year additional workers compensation insurance expense related to a major industrial accident during that year.

Selling, general and administrative expenses were 22.7% of sales in 1998 as compared with 23.5% in 1997. Expenses in the current year have decreased by $1,280,000, which reflects the elimination of costs due to the sale of Eland-Brandt BV. Other components of the change include increased selling and marketing costs during the current year and decreased costs related to certain nonrecurring charges in the prior year.

The increase in interest income relates to the significantly increased level of funds available for investment primarily resulting from the cash provided by operations.
1997 vs. 1996
Net sales for fiscal 1997 increased by $8,453,000 or 3.9% from net sales of fiscal 1996. This increase is the composite of a $10,619,000 increase in North American sales and a $2,166,000 decrease in European sales. The sales increase primarily consists of a $7,980,000 or 8.2% increase in sales of commercial products reflecting the acquisitions of Altura and Orca coupled with the increased demand for exterior commercial products in the western and southern regions of the United States.

Gross profit increased to 28.0% of sales in 1997 as compared with 27.8% in 1996. This increase is primarily attributable to increased margins in the Aluminum Extrusion Group resulting from decreased material costs. This was partially offset with inventory and asset writedowns related to the absorption of Altura into Ragland and additional workers compensation insurance expense related to a major industrial accident during the current year.

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

The decrease in interest income relates to the significantly decreased level of funds available for investment primarily due to the cash purchases of Altura and Orca.
Inflation
Because the Company's products are predominately made-to-order, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity and improving design.


Liquidity and Capital Resources
Working capital at June 30, 1998 was $72,170,000 compared to $65,820,000 at June 30, 1997 and $71,896,000 at June 30, 1996. The
ratio of current assets to current liabilities was 4.7 at the end of 1998 compared to 3.9 at the end of 1997 and 4.5 at the end of 1996. The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements. Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately $6,837,000 in 1998, $7,508,000 in 1997 and $5,680,000
in 1996 were financed through internal cash flow. Additional cash flows include the 1998 fiscal year receipt of $1,021,000 from the sale of a subsidiary and the 1997 fiscal year expenditure of $6,971,000 for two acquisitions (see Note 11). In addition to the normal annual expenditures for replacement items, the Company projects capital expenditures for fiscal 1999 of $11,000,000 for scheduled expansion of production capacity. The Company anticipates financing these expenditures through internal cash flow.

The Company had $10,000,000 in available credit at the end of 1998 under a short-term borrowing arrangement with a bank.

The Company's financial condition remains strong. The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity, taken together, provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

Current and Pending Accounting Changes
The Financial Accounting Standards Board (FASB) issued Statement No. 128 (SFAS 128) "Earnings Per Share" (EPS), which the Company was required to adopt this year. In preparing the financial statements for the current fiscal year, the Company has applied the provisions of SFAS 128 for all periods presented. Under the new requirements, primary EPS has been replaced by a simpler calculation called basic EPS. This calculation excludes all common stock equivalents and other dilutive securities. Under the new requirements, diluted EPS replaces the fully diluted EPS calculation. The new diluted EPS includes the effect of all dilutive instruments if they meet certain requirements. The impact of SFAS 128 on the calculation of basic and diluted EPS for the fiscal years reported is not material.

Two new accounting standards were issued that will affect future financial reporting. Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), requires the presentation of an additional income measure ("comprehensive income"), which adjusts traditional net income for certain items that previously were reflected as direct charges to equity (such as unrealized gains and losses from foreign currency translation). Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131), requires that segment reporting for public purposes be conformed to the segment reporting used by management for internal purposes. SFAS 130 and SFAS 131 must be adopted by the Company during fiscal year 1999. Management is currently evaluating the impact of these two standards on the Company's future financial reporting but does not expect these new standards to materially impact the Company's results of operations.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Management believes that the adoption of SFAS 133 will not have an impact on the Company's consolidated financial position or results of operations.

Year 2000
The Company performed a review of the software it uses throughout its business for Year 2000 compliance and determined that its financial and operational software were not compliant. The Company is in the process of migrating to new, compliant releases of its financial software. The Company had previously purchased new compliant operational software to be used by all of its entities to enhance manufacturing information and customer service. The Company's operating groups are in varying stages of implementation of this new software, with at least one member of each group being completed. The Company has targeted Year 2000 compliance by no later than mid-1999, and thus has not developed contingency plans.

The consequences of non-compliance (although the Company does not anticipate such) by the Company, its customers or its suppliers could have a material adverse impact on the Company's operations. The Company will continue to incur expenses related to these efforts; however, such expenses are not expected to have a material impact on the Company's results of operations.


Forward-Looking Information
This annual report contains forward-looking statements with respect to the financial condition, results of operations and business of the Company. Such items are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 1998, 1997 and 1996

                                                                  1998             1997             1996
Net sales                                                     $225,789,000     $224,026,000     $215,573,000
Cost of sales                                                  156,677,000      161,272,000      155,657,000
   Gross profit                                                 69,112,000       62,754,000       59,916,000
Selling, general and administrative expenses                    51,329,000       52,609,000       47,351,000
   Income from operations                                       17,783,000       10,145,000       12,565,000
Gain on sale of subsidiary                                       1,235,000
Interest income                                                    343,000          198,000          311,000
Interest expense                                                   (79,000)        (115,000)        (109,000)
   Income before income taxes                                   19,282,000       10,228,000       12,767,000
Provision for income taxes                                       7,160,000        4,290,000        5,170,000
   Net income                                                 $ 12,122,000     $  5,938,000     $  7,597,000

Earnings per share - Basic                                           $2.83            $1.39            $1.78
Earnings per share - Diluted                                         $2.82            $1.39            $1.78

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended June 30, 1998, 1997 and 1996

                                           Common Stock            Paid-in         Retained       Cumulative
                                        Shares       Amount        Capital         Earnings      Translation
Balance, June 30, 1995                4,252,789    $4,726,000     $3,612,000     $102,404,000     $3,029,000
   Exercise of stock options              7,391         8,000        107,000
   Translation adjustment                                                                           (342,000)
   Cash dividends                                                                  (4,259,000)
   Net income                                                                       7,597,000
Balance, June 30, 1996                4,260,180     4,734,000      3,719,000      105,742,000      2,687,000
   Exercise of stock options              7,239         7,000         90,000
   Translation adjustment                                                                           (412,000)
   Cash dividends                                                                  (4,265,000)
   Net income                                                                       5,938,000
Balance, June 30, 1997                4,267,419     4,741,000      3,809,000      107,415,000      2,275,000
   Exercise of stock options             23,075        23,000        278,000
   Translation adjustment                                                                         (2,285,000)
   Cash dividends                                                                  (4,929,000)
   Net income                                                                      12,122,000
Balance, June 30, 1998                4,290,494    $4,764,000     $4,087,000     $114,608,000     $  (10,000)

See accompanying notes to consolidated financial statements.
/TABLE


CONSOLIDATED BALANCE SHEETS
June 30, 1998 and 1997

Assets                                                                        1998                  1997
Current assets:
  Cash and cash equivalents                                               $ 14,320,000          $  6,485,000
  Accounts receivable, less reserve of
    $697,000 in 1998 and $614,000 in 1997                                   34,850,000            36,658,000
  Inventories                                                               38,135,000            41,993,000
  Prepaid expenses                                                           2,827,000             1,834,000
  Future income tax benefits                                                 1,521,000             1,289,000
       Total current assets                                                 91,653,000            88,259,000

Property, plant and equipment, at cost                                      96,692,000            99,564,000
Accumulated depreciation                                                   (51,316,000)          (53,600,000)
                                                                            45,376,000            45,964,000

Other assets:
  Costs in excess of net assets of purchased businesses                      9,752,000            10,290,000
  Other                                                                        517,000               528,000
                                                                            10,269,000            10,818,000
                                                                          $147,298,000          $145,041,000


Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                        $  7,932,000          $  9,417,000
  Accrued liabilities                                                       10,921,000            12,046,000
  Income taxes payable                                                         630,000               976,000
       Total current liabilities                                            19,483,000            22,439,000

Deferred income taxes                                                        4,366,000             4,362,000
       Total liabilities                                                    23,849,000            26,801,000

Commitments (Note 5)

Shareholders' equity:
  Common stock                                                               4,764,000             4,741,000
  Paid-in capital                                                            4,087,000             3,809,000
  Retained earnings                                                        114,608,000           107,415,000
  Cumulative translation adjustment                                            (10,000)            2,275,000
       Total shareholders' equity                                          123,449,000           118,240,000
                                                                          $147,298,000          $145,041,000

See accompanying notes to consolidated financial statements.
/TABLE

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 1998, 1997 and 1996

                                                                 1998              1997              1996
Cash flows from operating activities:
   Net income                                                $12,122,000       $ 5,938,000       $ 7,597,000
   Adjustments for noncash transactions:
     Depreciation and amortization                             5,956,000         5,596,000         5,204,000
     Change in deferred income taxes                            (228,000)           86,000            87,000
     Gain on disposition of business                          (1,235,000)
     Net loss on disposition of assets                                             413,000
   Changes in assets and liabilities:
     Receivables                                              (1,316,000)          176,000           501,000
     Inventories                                               2,971,000        (1,095,000)        2,107,000
     Prepaid expenses and other                               (1,153,000)          910,000           455,000
     Accounts payable                                          1,455,000        (1,288,000)        1,968,000
     Accrued liabilities                                        (182,000)          926,000          (191,000)
     Income taxes payable                                       (254,000)           93,000          (333,000)
     Net cash provided by operating activities                18,136,000        11,755,000        17,395,000

Cash flows from investing activities:
   Capital expenditures                                       (6,837,000)       (7,508,000)       (5,680,000)
   Proceeds from sales of capital assets                         136,000           625,000           337,000
   Disposition (acquisition) of businesses                     1,021,000        (6,971,000)
   Changes in investments                                                                          2,213,000
     Net cash used in investing activities                    (5,680,000)      (13,854,000)       (3,130,000)

Cash flows from financing activities:
   Repayment of long-term debt                                                    (542,000)         (423,000)
   Exercise of stock options                                     301,000            97,000           115,000
   Dividends paid to shareholders                             (4,929,000)       (4,265,000)       (4,259,000)
     Net cash used in financing activities                    (4,628,000)       (4,710,000)       (4,567,000)

Effect of exchange rate changes on cash                            7,000            64,000           (18,000)
Net change in cash and cash equivalents                        7,835,000        (6,745,000)        9,680,000
Cash and cash equivalents at beginning of year                 6,485,000        13,230,000         3,550,000
Cash and cash equivalents at end of year                     $14,320,000       $ 6,485,000       $13,230,000


See accompanying notes to consolidated financial statements.
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Significant Accounting Policies and Procedures

Principles of Consolidation

The consolidated financial statements include the accounts of International Aluminum Corporation (the Company) and its domestic and foreign subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain reclassifications of prior year information were made to conform to the current presentation.

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at year-end exchange rates and revenues and expenses are translated at average rates prevailing during the year. Local currency is considered to be the functional currency. Translation adjustments are deferred in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in results of operations as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less.

Depreciation and Amortization

Depreciation and amortization are provided over the estimated useful lives of the assets or the remaining terms of the leases, whichever is shorter, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

The excess of the purchase price over the underlying book value of the companies acquired is classified as "Costs in excess of net assets of purchased businesses". The related amount of $12,169,000 at June 30, 1998 and June 30, 1997 is being amortized using the straight-line method over periods of up to forty years. Accumulated amortization totalled $2,418,000 at June 30, 1998 and $1,879,000 at June 30, 1997.

Long-Lived Assets

Whenever events indicate that the carrying values of long-lived assets including any related goodwill may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows. Management believes that, as of June 30, 1998, the carrying values of such assets are appropriate. In fiscal 1997, property, plant and equipment was written down by $888,000 pursuant to a review.


Note 2.  Balance Sheet Components

Inventories, at the Lower of FIFO Cost or Market
                                                    1998            1997
Raw materials                                   $31,016,000     $32,275,000
Work in process                                   1,511,000       2,320,000
Finished goods                                    5,608,000       7,398,000
                                                $38,135,000     $41,993,000

Property, Plant and Equipment, at Cost
                                                    1998            1997
Land                                            $ 7,857,000     $ 7,714,000
Buildings and improvements                       28,102,000      29,895,000
Machinery and equipment                          60,415,000      60,068,000
Construction in process                             318,000       1,887,000
                                                $96,692,000     $99,564,000

Accrued Liabilities
                                                    1998            1997
Wages and compensated absences                  $ 5,034,000     $ 4,619,000
Taxes, other than income taxes                    1,201,000       1,550,000
Insurance                                         1,170,000       2,284,000
Dividends                                         1,287,000       1,067,000
Other                                             2,229,000       2,526,000
                                                $10,921,000     $12,046,000


Note 3.  Statement of Cash Flows

Cash payments for interest were $50,000 in 1998, $99,000 in 1997 and $140,000 in 1996. Cash payments for income taxes were $7,726,000 in 1998, $4,200,000 in 1997 and $5,496,000 in 1996. During 1997, a $530,000 long-term note was received in conjunction with the sale of an idle facility.

Note 4.  Short-Term Debt and Line of Credit

The Company has a loan agreement with a domestic bank providing for a $10,000,000 unsecured short-term line of credit at 55 basis points below the bank's prevailing prime interest rate (7.95 percent at June 30, 1998). There was no amount outstanding under the agreement at June 30, 1998 or at any time during the year.


Note 5.  Commitments

The Company is committed under real property lease agreements expiring at various dates to 2002. Certain of the leases have renewal options for periods up to five years and others provide for rent revisions at various dates. Under the leases the Company is obligated to pay property taxes, insurance and maintenance. All facility leases are classified as operating leases.

Real property rental expense was $1,339,000 in 1998, $1,172,000 in 1997 and $751,000 in 1996. Real property rental commitments are $1,139,000 in 1999, $833,000 in 2000, $738,000 in 2001 and $411,000 in 2002.


Note 6.  Capital Stock

The Company has 500,000 shares of preferred stock authorized, with a $10 par value, of which none is outstanding. There are 10,000,000 shares of common stock authorized, $1 par value, of which there were 4,290,494 shares outstanding at June 30, 1998 and 4,267,419 outstanding at June 30, 1997.

Note 7.  Stock Options

The Company grants stock options for the purchase of common stock to certain executive and managerial employees under the Company's 1991 Stock Option Plan.  Options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and generally become exercisable over a five year period.  The Company applies APB Opinion 25 and related Interpretations in accounting for the plan, accordingly, no compensation cost has been recognized for those stock options. There would have been no material change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123, "Accounting for Stock-Based Compensation".
The transactions for shares under options for the three years ended June 30, 1998 were:
                                                    Outstanding                      Exercisable
                                           Number Of   Weighted-Average     Number Of   Weighted-Average
                                             Shares     Exercise Price        Shares     Exercise Price
Outstanding, June 30, 1995                   43,414         $15.38            43,414         $15.38
   Granted                                  214,000          28.00
   Exercised                                 (7,710)         15.38
Outstanding, June 30, 1996                  249,704          26.20            35,704          15.38
   Exercised                                 (8,629)         15.38
   Forfeited                                (13,000)         28.00
Outstanding, June 30, 1997                  228,075          26.50            67,275          22.92
   Granted                                   66,000          31.23
   Exercised                                (28,075)         15.83
   Forfeited                                (18,000)         28.00
Outstanding, June 30, 1998                  248,000          28.86            72,800          28.00

Stock Option Summary at June 30, 1998:
   $28.00          (Life - 7.4 years)       182,000          28.00            72,800          28.00
   $29.38-$31.56   (Life - 9.6 years)        66,000          31.23                 0
   Available for future grants              251,000

Note 8.  Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding.  Diluted earnings per share is computed by dividing net income by the weighted average common and potentially dilutive common equivalent shares outstanding determined as follows:
                                                                        1998         1997         1996
Weighted average shares outstanding used to compute basic EPS        4,282,877    4,263,392    4,257,473
Incremental shares issuable upon the exercise of stock options          22,463       11,993       17,392
Shares used to compute diluted EPS                                   4,305,340    4,275,385    4,274,865

Incremental shares issuable upon the assumed exercise of outstanding stock options is computed using the average market price during the related period.

Note 9. Income Taxes

The components of income before United States and foreign income taxes are:
                                                                 1998            1997            1996
Domestic                                                     $19,935,000     $11,757,000     $13,352,000
Foreign                                                         (653,000)     (1,529,000)       (585,000)
                                                             $19,282,000     $10,228,000     $12,767,000


The provision for income taxes is comprised of the following:
                                                                 1998            1997            1996
Current -
   Federal                                                   $ 6,592,000     $ 3,901,000     $ 4,448,000
   State                                                         796,000         303,000         635,000
   Foreign
                                                               7,388,000       4,204,000       5,083,000
Deferred -
   Federal                                                      (232,000)        102,000         114,000
   State                                                           4,000         (16,000)        (27,000)
   Foreign
                                                                (228,000)         86,000          87,000
                                                             $ 7,160,000     $ 4,290,000     $ 5,170,000


A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

                                                                 1998            1997           1996
Taxes on book income at statutory rate                       $ 6,749,000     $ 3,580,000     $ 4,468,000
Increases (decreases) resulting from:
   State income taxes, net of Federal income tax benefit         520,000         183,000         395,000
   Foreign (income) loss with no tax impact                     (131,000)        535,000         205,000
   Other                                                          22,000          (8,000)        102,000
Provision for income taxes                                   $ 7,160,000     $ 4,290,000     $ 5,170,000
/TABLE

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at yearend are as follows:

                                                                                 1998            1997
Inventory                                                                    $   452,000     $   413,000
Accrued liabilities                                                              770,000         737,000
Other                                                                            299,000         139,000
   Net deferred tax asset                                                    $ 1,521,000     $ 1,289,000

Property, plant and equipment                                                $ 4,145,000     $ 4,129,000
Other                                                                            221,000         233,000
   Net deferred tax liability                                                $ 4,366,000     $ 4,362,000


Note 10.  Segment and Geographical Information

The Company is a vertically integrated manufacturer of building products.  The Company's European operations were comprised solely of the operations of Eland-Brandt BV which was divested during the 1998 fiscal year.

Sales, net income and identifiable assets for North American and European operations for the last three years are as follows:
                                                              1998             1997             1996
Sales:
  North America                                           $223,806,000     $212,685,000     $202,066,000
  Europe                                                     1,983,000       11,341,000       13,507,000
                                                          $225,789,000     $224,026,000     $215,573,000

Net income:
  North America                                           $ 12,489,000     $  7,379,000     $  8,182,000
  Europe                                                      (367,000)      (1,441,000)        (585,000)
                                                          $ 12,122,000     $  5,938,000     $  7,597,000

Identifiable assets:
  North America                                           $147,298,000     $138,572,000     $134,822,000
  Europe                                                                      6,469,000        7,021,000
                                                          $147,298,000     $145,041,000     $141,843,000
/TABLE

Note 11.  Acquisitions and Divestitures

During the second quarter of the current year, the Company sold it's Dutch subsidiary, Eland-Brandt BV, for approximately $1,021,000 in net cash
proceeds.   The sale generated a pretax gain of $1,235,000 (after-tax gain of
$1,156,000 or $.27 per share), including the recognition of $2,145,000 of previously deferred cumulative translation adjustment. The gain had only a small income tax effect because the Company had not provided benefit for certain losses accumulated in prior years. The Company's consolidated financial statements include the results of Eland-Brandt BV through the date of disposal. Such amounts were not material in relation to the consolidated financial statements.

During the second quarter of the prior year, the Company completed the purchase of Orca Coatings Ltd. of British Columbia, Canada and the purchase of Altura Architectural Products, Inc. of Texas in two separate transactions. Both companies became members of the Commercial Products Group. The acquisitions were made with $6,971,000 of cash from the Company's existing cash reserves. The estimated fair market value of the net assets acquired was $897,000. The $6,074,000 excess of purchase price over the estimated fair value was allocated to goodwill and is being amortized on a straight line basis over periods of 5 to 30 years.

QUARTERLY FINANCIAL DATA (UNAUDITED)
                                             First           Second            Third           Fourth
                                            Quarter          Quarter          Quarter          Quarter
1998
Net sales                                 $59,509,000      $55,659,000      $52,988,000      $57,633,000
Gross profit                               17,788,000       17,445,000       16,016,000       17,863,000
Net income                                  2,704,000        3,857,000        2,277,000        3,284,000
Earnings per share - Basic                        .63              .90              .53              .77
Earnings per share - Diluted                      .63              .90              .53              .76
Dividends declared                                .25              .30              .30              .30
Stock price - High                              28.00            31.94            36.00            35.50
Stock price - Low                               25.63            27.38            30.63            31.00

1997
Net sales                                 $56,928,000      $56,161,000      $53,593,000      $57,344,000
Gross profit                               16,090,000       15,811,000       14,540,000       16,313,000
Net income                                  1,336,000        1,273,000          900,000        2,429,000
Earnings per share - Basic                        .31              .30              .21              .57
Earnings per share - Diluted                      .31              .30              .21              .57
Dividends declared                                .25              .25              .25              .25
Stock price - High                              26.00            26.00            27.63            26.75
Stock price - Low                               24.13            24.00            25.00            25.00

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of International Aluminum Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Los Angeles, California
August 18, 1998

CORPORATE INFORMATION
DIRECTORS                                                       OFFICERS
Cornelius C. Vanderstar                                         John P. Cunningham
Chairman of the Board                                           President

John P. Cunningham                                              David C. Treinen
                                                                Senior Vice President - Finance and
David C. Treinen                                                Administration; Secretary

Hugh E. Curran                                                  Ronald L. Rudy
Retired Vice President - Sales of                               Senior Vice President - Operations
International Aluminum Corporation
                                                                Mitchell K. Fogelman
Joel F. McIntyre                                                Vice President - Controller
Attorney At Law
                                                                Michael S. Snodgrass
Alexander van de Pol                                            Vice President - Human Resources
Retired President and Chairman of the
Board of Commonwealth Metals-Pacific                            Roland A. Young
                                                                Treasurer; Assistant Secretary
Donald J. Willfong
Executive Vice President of
Sutro & Co.





STOCK TRANSFER AGENT AND REGISTRAR                              ELECTRONIC TRANSFER OF DIVIDENDS

Continental Stock Transfer & Trust Company                      For information and forms, write to:
2 Broadway                                                      Corporate Secretary
New York, NY  10004                                             International Aluminum Corporation
(212) 509-4000                                                  P. O. Box 6
Internet at www.continentalstock.com                            Monterey Park, CA  91754




                                                                ANNUAL SHAREHOLDERS MEETING
STOCK EXCHANGE LISTINGS
                                                                2 p.m., Thursday, October 29, 1998
New York Stock Exchange                                         International Aluminum Corporation
Pacific Exchange                                                767 Monterey Pass Road
Trading Symbol - IAL                                            Monterey Park, California 91754
/TABLE

SUBSIDIARIES BY PRODUCT CLASS
COMMERCIAL                                                     RESIDENTIAL
United States Aluminum Corporation                             International Window Corporation
   Vernon, California                                             South Gate, California
   Hayward, California
   Las Vegas, Nevada                                           International Window-Northern California
                                                                  Hayward, California
United States Aluminum Corporation-Illinois
   Bedford Park, Illinois                                      International Window-Arizona, Inc.
   Baltimore, Maryland                                            Phoenix, Arizona
   Boston, Massachusetts
   Detroit, Michigan                                           Maestro Products, Inc.
                                                                  Moreno Valley, California
United States Aluminum Corporation-Texas
   Waxahachie, Texas
   Denver, Colorado
   St. Louis, Missouri
   Dallas, Texas
   Houston, Texas

United States Aluminum Corporation-Carolina
   Rock Hill, South Carolina
   Orlando, Florida
   Atlanta, Georgia

United States Aluminum Of Canada, Ltd.
   Langley, British Columbia, Canada





ALUMINUM EXTRUSIONS                                            GLASS

International Extrusion Corporation                            International California Glass Corporation
   Alhambra, California                                            South Gate, California

International Extrusion Corporation-Texas                      International Carolina Glass Corporation
   Waxahachie, Texas                                               Rock Hill, South Carolina
/TABLE

International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, California 91754
Tel (323) 264-1670
Fax (323) 266-3838