Form 10-K405, Exhibit 13
period 1999-06-30
INTERNATIONAL ALUMINUM CORP
filed 1999-09-22
CIK 51103

INTERNATIONAL ALUMINUM CORPORATION












































1999 Annual Report

COMPANY PROFILE

INTERNATIONAL ALUMINUM CORPORATION is an integrated building products manufacturer of diversified lines of quality aluminum, vinyl, wood and glass products. The Company is headquartered in Monterey Park, California and has approximately 2,200 employees. Operations are conducted through fourteen North American subsidiaries.



PRODUCTS BY SEGMENT

COMMERCIAL - Curtain walls, window walls, storefront framing, entrance doors and frames, interior officefronts, office partitions and interior doors and frames for the commercial building and tenant improvement markets.

RESIDENTIAL - Expansive lines of windows and patio doors manufactured from vinyl, aluminum or wood, in addition to aluminum tub and shower enclosures and wardrobe mirror doors, for the residential building and remodeling markets.

ALUMINUM EXTRUSION - Mill finish, anodized, painted and fabricated aluminum extrusions.

GLASS - Innovative store fixturing products encompassing tempered glass, wood and metal. Proprietary showcase designs and distinctive lines of glass furniture.


INTERNET WEBSITE - Internet users can access information on products of International Aluminum Corporation subsidiaries at www.intlalum.com.



CONTENTS

Financial Highlights
Letter to Shareholders
Selected Financial Data
Management's Discussion and Analysis of Financial
  Condition and Results of Operations
Quarterly Financial Data
Report of Independent Accountants
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Corporate Information
Subsidiaries By Segment

FINANCIAL HIGHLIGHTS
Fiscal Years Ended June 30, 1999, 1998 and 1997

                                                              1999             1998             1997
Operating Results:

   Net sales                                              $244,606,000     $225,789,000     $224,026,000
   Income from operations                                   16,296,000       17,783,000       10,145,000
   Net income                                               10,339,000       12,122,000        5,938,000



Financial Data:

   Net cash provided by operating activities              $  8,715,000     $ 18,136,000     $ 11,755,000
   Capital expenditures including acquisitions              16,359,000        6,837,000       14,479,000

   Working capital                                          69,030,000       72,170,000       65,820,000
   Long-term debt                                                    0                0                0
   Shareholders' equity                                    128,701,000      123,449,000      118,240,000



Per Share Data:

   Net income - Basic                                           $ 2.41           $ 2.83           $ 1.39
   Net income - Diluted                                           2.41             2.82             1.39

   Dividends declared                                             1.20             1.15             1.00

   Book value at yearend                                         29.99            28.77            27.71
   Market price at yearend                                       27.56            31.00            26.50






  During the past year, John P. Cunningham retired from active management of the Company. He has served as the President since 1972 and we would like to thank him for his many years of dedicated service and look forward to his continuing involvement as a member of the Board of Directors.

  TO OUR SHAREHOLDERS




  With an increase in sales of 8 percent, net income, excluding the 1998 gain on the sale of a foreign subsidiary, declined by 6 percent.

  This year we had to completely rebuild the foundry at our extrusion operation in California. During the foundry renovation, scrap normally converted into billet internally was converted by an outside vendor, significantly increasing unit material cost. Profitability was also hampered by severe mechanical breakdown of equipment at our extrusion plants in both California and Texas impacting sales for both the Extrusion and Commercial Products Groups. Additional increases in costs were incurred working overtime to keep the available presses running longer hours.

  It should be obvious that your management is not pleased with these results and we are doing everything in our power to re-establish a pattern of consistent, profitable growth. In order to achieve this, some major changes have been made at the corporate office and in the management of our core business units. The position of President and Chief Operating Officer of the Company is now filled by Mr. J.D. Williams who had an excellent track record with the Company while in charge of our Commercial Products Group. Mr. Williams has appointed new group operating executives to head each core business group and has empowered them to manage their respective product groups as they deem necessary to meet the goals as set forth in their group business plans which are orientated toward growth.

  The corporation is committed to becoming a low cost producer by implementing modern lean type manufacturing concepts throughout each operation. Major capital expenditures will be required at each subsidiary for modernization upgrades which will increase production capacity and improve quality.

  Our Research and Development Department has developed new products for the Commercial and Residential Products Groups and we expect to see favorable results as these new products are introduced in the market.

  While we are committed to improving existing operations, we are also focusing on products within our core business units which will provide the best return and position the corporation for growth.
  We are actively pursuing additional growth through acquisitions of companies manufacturing products complementing those currently marketed by our existing subsidiaries. Preliminary discussions are already in progress with several of these companies.

  The company s financial health continues to be excellent with Shareholders equity rising to $128.7 million or $29.99 per share. The balance sheet continues to be very strong with total assets at yearend increasing to $153.7 million with no long-term debt. Working capital at June 30 was $69 million and our current ratio was 4.4 to 1. Capital expenditures for next year are currently projected to be around $18 million with a significant portion for the continuation of production equipment upgrades at the two extrusion facilities.

  As we embrace the changes previously discussed, we embrace the opportunity for renewed growth and better competitiveness.




  CORNELIUS C. VANDERSTAR              J. D. WILLIAMS


  Cornelius C. Vanderstar              J. D. Williams
  Chairman Of The Board                President
  Chief Executive Officer              Chief Operating Officer

    August 25, 1999

SELECTED FINANCIAL DATA

Year Ended June 30                 1999            1998            1997            1996            1995
Sales by segment
  Commercial                   $121,192,000    $109,188,000    $102,379,000    $ 93,749,000    $ 83,444,000
  Residential                    52,936,000      49,458,000      54,668,000      55,931,000      56,666,000
  Aluminum Extrusion             55,213,000      50,426,000      51,957,000      49,462,000      53,747,000
  Glass                          15,265,000      16,717,000      15,022,000      16,431,000      17,049,000
    Total net sales            $244,606,000    $225,789,000    $224,026,000    $215,573,000    $210,906,000

Earnings
  Gross profit                  $73,397,000     $69,112,000     $62,754,000     $59,916,000     $67,964,000
  Net income                     10,339,000      12,122,000       5,938,000       7,597,000      13,502,000

  Per share:
    Net income - Basic                $2.41           $2.83           $1.39           $1.78           $3.18
    Net income - Diluted               2.41            2.82            1.39            1.78            3.16

    Dividends declared                 1.20            1.15            1.00            1.00            1.00

Financial Data at Yearend
  Working capital              $ 69,030,000    $ 72,170,000    $ 65,820,000    $ 71,896,000    $ 68,395,000
  Total assets                  153,693,000     147,298,000     145,041,000     141,843,000     138,104,000
  Long-term debt                                                                                    542,000
  Shareholders' equity          128,701,000     123,449,000     118,240,000     116,882,000     113,771,000


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations
1999 vs. 1998
Net sales for fiscal 1999 increased by $18,817,000 or 8.3% from net sales of fiscal 1998. The increase primarily consists of a $12,004,000 or 11.0% increase in sales of commercial products, reflective of continued strong demand for the Company's exterior products throughout most of its marketing regions. Sales of residential products increased $3,478,000 or 7.0% attributable to the strong California housing market.

Gross profit decreased to 30.0% of sales in 1999 as compared to 30.6% in 1998. The decrease is largely attributable to higher labor and overhead unit costs incurred at our extrusion operations resulting from equipment failures and mechanical breakdowns coupled with reduced selling prices.

Selling, general and administrative expenses were 23.3% of sales in 1999 as compared with 22.7% in 1998. The $5,772,000 increase in current year expense primarily reflects costs incurred in support of the increased sales volume. The other component of the change relates to recruiting and relocation costs associated with realigning and enlarging operating group management teams.

The decrease in interest income relates to the significantly decreased level of funds available for investment during the current year due primarily to increased capital expenditures.

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

The increase in interest income relates to the significantly increased level of funds available for investment primarily resulting from the cash provided by operations.

Inflation
Because the Company's products are predominately made-to-order, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity and improving design.


Liquidity and Capital Resources
Working capital at June 30, 1999 was $69,030,000 compared to $72,170,000 at June 30, 1998 and $65,820,000 at June 30, 1997. The
ratio of current assets to current liabilities was 4.4 at the end of 1999 compared to 4.7 at the end of 1998 and 3.9 at the end of 1997. The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements. Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately $15,059,000 in 1999, $6,837,000 in 1998 and $7,508,000
in 1997 were financed through internal cash flow and cash reserves. Additional cash flows include the 1999 fiscal year expenditure of $1,300,000 for an acquisition (see Note 9), the 1998 fiscal year receipt of $1,021,000 from the sale of a subsidiary and the 1997 fiscal year expenditure of $6,971,000 for two acquisitions. In addition to the normal annual expenditures for replacement items, the Company projects capital expenditures for fiscal 2000 of $18,000,000 for scheduled expansion of production capacity. The Company anticipates financing these expenditures through internal cash flow.

The Company had $15,000,000 in available credit at the end of 1999 under a short-term borrowing arrangement with a bank.

The Company's financial condition remains strong. The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity, taken together, provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

Current and Pending Accounting Changes
The Financial Accounting Standards Board has issued a new standard affecting the accounting for derivative instruments and hedging activities. This standard will not change our operating results, financial condition or disclosures.

Year 2000
The Company utilizes software and related technologies throughout its business that will be affected by the date change to the year 2000. The Company performed a review of the software it uses in its business for year 2000 compliance. The Company has completed the migration to compliant releases of its financial and human resources software. The Company has substantially completed the implementation of new compliant operational software which will also enhance manufacturing information and customer service. The Company has targeted year 2000 compliance by no later than October 1999, and thus has not developed contingency plans.

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

QUARTERLY FINANCIAL DATA (UNAUDITED)
For the years ended June 30, 1999 and 1998
                                                 First           Second            Third           Fourth
                                                Quarter          Quarter          Quarter          Quarter
1999
Net sales                                     $62,150,000      $61,269,000      $59,303,000      $61,884,000
Gross profit                                   19,323,000       18,587,000       17,017,000       18,470,000
Net income                                      3,409,000        2,790,000        1,847,000        2,293,000
Earnings per share - Basic                            .79              .65              .43              .53
Earnings per share - Diluted                          .79              .65              .43              .53
Dividends declared                                    .30              .30              .30              .30
Stock price - High                                  31.19            30.06            30.63            29.00
Stock price - Low                                   28.19            26.69            24.88            24.75

1998
Net sales                                     $59,509,000      $55,659,000      $52,988,000      $57,633,000
Gross profit                                   17,788,000       17,445,000       16,016,000       17,863,000
Net income                                      2,704,000        3,857,000        2,277,000        3,284,000
Earnings per share - Basic                            .63              .90              .53              .77
Earnings per share - Diluted                          .63              .90              .53              .76
Dividends declared                                    .25              .30              .30              .30
Stock price - High                                  28.00            31.94            36.00            35.50
Stock price - Low                                   25.63            27.38            30.63            31.00

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of International Aluminum Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Los Angeles, California
August 19, 1999

CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 1999, 1998 and 1997

                                                                1999              1998              1997
Net sales                                                   $244,606,000      $225,789,000      $224,026,000
Cost of sales                                                171,209,000       156,677,000       161,272,000
   Gross profit                                               73,397,000        69,112,000        62,754,000
Selling, general and administrative expenses                  57,101,000        51,329,000        52,609,000
   Income from operations                                     16,296,000        17,783,000        10,145,000
Gain on sale of subsidiary                                                       1,235,000
Interest income                                                  213,000           343,000           198,000
Interest expense                                                (130,000)          (79,000)         (115,000)
   Income before income taxes                                 16,379,000        19,282,000        10,228,000
Provision for income taxes                                     6,040,000         7,160,000         4,290,000
   Net income                                               $ 10,339,000      $ 12,122,000      $  5,938,000

Earnings per share - Basic                                         $2.41             $2.83             $1.39
Earnings per share - Diluted                                       $2.41             $2.82             $1.39

See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
June 30, 1999 and 1998

Assets                                                                        1999                  1998
Current assets:
  Cash and cash equivalents                                               $  2,269,000          $ 14,320,000
  Accounts receivable, less reserve of
    $735,000 in 1999 and $697,000 in 1998                                   39,371,000            34,850,000
  Inventories                                                               41,576,000            38,135,000
  Prepaid expenses                                                           4,909,000             2,827,000
  Future income tax benefits                                                 1,492,000             1,521,000
       Total current assets                                                 89,617,000            91,653,000

Property, plant and equipment, at cost                                     109,907,000            96,692,000
Accumulated depreciation                                                   (55,591,000)          (51,316,000)
                                                                            54,316,000            45,376,000

Other assets:
  Costs in excess of net assets of purchased businesses                      9,760,000             9,752,000
  Other                                                                                              517,000
                                                                             9,760,000            10,269,000
                                                                          $153,693,000          $147,298,000


Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                        $  8,079,000          $  7,932,000
  Accrued liabilities                                                       12,415,000            10,921,000
  Income taxes payable                                                          93,000               630,000
       Total current liabilities                                            20,587,000            19,483,000

Deferred income taxes                                                        4,405,000             4,366,000
       Total liabilities                                                    24,992,000            23,849,000

Commitments (Note 5)

Shareholders' equity:
  Common stock                                                               4,765,000             4,764,000
  Paid-in capital                                                            4,123,000             4,087,000
  Retained earnings                                                        119,796,000           114,608,000
  Accumulated other comprehensive income                                        17,000               (10,000)
       Total shareholders' equity                                          128,701,000           123,449,000
                                                                          $153,693,000          $147,298,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 1999, 1998 and 1997

                                                                 1999              1998              1997
Cash flows from operating activities:
   Net income                                                $10,339,000       $12,122,000       $ 5,938,000
   Adjustments for noncash transactions:
     Depreciation and amortization                             6,503,000         5,956,000         5,596,000
     Change in deferred income taxes                              68,000          (228,000)           86,000
     Gain on disposition of business                                            (1,235,000)
     Net loss on disposition of assets                                                               413,000
   Changes in assets and liabilities:
     Receivables                                              (4,315,000)       (1,316,000)          176,000
     Inventories                                              (2,943,000)        2,971,000        (1,095,000)
     Prepaid expenses and other                               (1,540,000)       (1,153,000)          910,000
     Accounts payable                                           (312,000)        1,455,000        (1,288,000)
     Accrued liabilities                                       1,452,000          (182,000)          926,000
     Income taxes payable                                       (537,000)         (254,000)           93,000
     Net cash provided by operating activities                 8,715,000        18,136,000        11,755,000

Cash flows from investing activities:
   Capital expenditures                                      (15,059,000)       (6,837,000)       (7,508,000)
   Proceeds from sales of capital assets                         707,000           136,000           625,000
   Disposition (acquisition) of businesses                    (1,300,000)        1,021,000        (6,971,000)
     Net cash used in investing activities                   (15,652,000)       (5,680,000)      (13,854,000)

Cash flows from financing activities:
   Repayment of long-term debt                                                                      (542,000)
   Exercise of stock options                                      37,000           301,000            97,000
   Dividends paid to shareholders                             (5,151,000)       (4,929,000)       (4,265,000)
     Net cash used in financing activities                    (5,114,000)       (4,628,000)       (4,710,000)

Effect of exchange rate changes on cash                                              7,000            64,000
Net change in cash and cash equivalents                      (12,051,000)        7,835,000        (6,745,000)
Cash and cash equivalents at beginning of year                14,320,000         6,485,000        13,230,000
Cash and cash equivalents at end of year                     $ 2,269,000       $14,320,000       $ 6,485,000


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended June 30, 1999, 1998 and 1997

                                                                                           Accumulated
                                                                                              Other
                                       Common Stock          Paid-in        Retained      Comprehensive
                                    Shares      Amount       Capital        Earnings          Income           Total
Balance, June 30, 1996            4,260,180   $4,734,000    $3,719,000    $105,742,000    $   2,687,000    $116,882,000

   Net income                                                                5,938,000                        5,938,000
   Translation adjustment                                                                      (412,000)       (412,000)
     Total comprehensive income                                                                               5,526,000
   Exercise of stock options          7,239        7,000        90,000                                           97,000
   Cash dividends                                                           (4,265,000)                      (4,265,000)
Balance, June 30, 1997            4,267,419    4,741,000     3,809,000     107,415,000        2,275,000     118,240,000

   Net income                                                               12,122,000                       12,122,000
   Translation adjustment                                                                    (2,285,000)     (2,285,000)
     Total comprehensive income                                                                               9,837,000
   Exercise of stock options         23,075       23,000       278,000                                          301,000
   Cash dividends                                                           (4,929,000)                      (4,929,000)
Balance, June 30, 1998            4,290,494    4,764,000     4,087,000     114,608,000          (10,000)    123,449,000

   Net income                                                               10,339,000                       10,339,000
   Translation adjustment                                                                        27,000          27,000
     Total comprehensive income                                                                              10,366,000
   Exercise of stock options          1,300        1,000        36,000                                           37,000
   Cash dividends                                                           (5,151,000)                      (5,151,000)
Balance, June 30, 1999            4,291,794   $4,765,000    $4,123,000    $119,796,000    $      17,000    $128,701,000

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

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at year-end exchange rates and revenues and expenses are translated at average rates prevailing during the year. Local currency is considered to be the functional currency. Translation adjustments are deferred into accumulated other comprehensive income, a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in results of operations as incurred.

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

The excess of the purchase price over the underlying book value of the companies acquired is classified as "Costs in excess of net assets of purchased businesses". The related amounts of $12,743,000 at June 30, 1999 and $12,169,000 at June 30, 1998 are being amortized using the straight-line method over periods of up to forty years. Accumulated amortization totalled $2,983,000 at June 30, 1999 and $2,418,000 at June 30, 1998.

Long-Lived Assets

Whenever events indicate that the carrying values of long-lived assets including any related goodwill may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows. Management believes that, as of June 30, 1999, the carrying values of such assets are appropriate.


Note 2.  Balance Sheet Components

Inventories, at the Lower of FIFO Cost or Market
                                                    1999            1998
Raw materials                                  $ 34,915,000     $31,016,000
Work in process                                   1,466,000       1,511,000
Finished goods                                    5,195,000       5,608,000
                                               $ 41,576,000     $38,135,000

Property, Plant and Equipment, at Cost
                                                    1999            1998
Land                                           $  7,725,000     $ 7,857,000
Buildings and improvements                       31,211,000      28,102,000
Machinery and equipment                          67,891,000      60,415,000
Construction in process                           3,080,000         318,000
                                               $109,907,000     $96,692,000

Accrued Liabilities
                                                    1999            1998
Wages and compensated absences                 $  5,149,000     $ 5,034,000
Taxes, other than income taxes                    1,296,000       1,201,000
Insurance                                         1,106,000       1,170,000
Dividends                                         1,288,000       1,287,000
Other                                             3,576,000       2,229,000
                                               $ 12,415,000     $10,921,000


Note 3.  Statement of Cash Flows

Cash payments for interest were $132,000 in 1999, $50,000 in 1998 and $99,000 in 1997. Cash payments for income taxes were $6,701,000 in 1999, $7,726,000 in 1998 and $4,200,000 in 1997. A $530,000 long-term note received in conjunction with the sale of an idle facility during 1997 was collected during 1999.







Note 4.  Short-Term Debt and Line of Credit

The Company has a loan agreement with a domestic bank providing for a $15,000,000 unsecured short-term line of credit at 55 basis points below the bank's prevailing prime interest rate (7.20 percent at June 30, 1999). There was no amount outstanding under the agreement at June 30, 1999.


Note 5.  Commitments

The Company is committed under real property lease agreements expiring at various dates to 2002. Certain of the leases have renewal options for periods up to five years and others provide for rent revisions at various dates. Under the leases the Company is obligated to pay property taxes, insurance and maintenance. All facility leases are classified as operating leases.

Real property rental expense was $1,178,000 in 1999, $1,339,000 in 1998 and $1,172,000 in 1997. Real property rental commitments are $971,000 in 2000, $754,000 in 2001 and $456,000 in 2002.


Note 6.  Capital Stock

The Company has 500,000 shares of preferred stock authorized, with a $10 par value, of which none is outstanding. There are 10,000,000 shares of common stock authorized, $1 par value, of which there were 4,291,794 shares outstanding at June 30, 1999 and 4,290,494 outstanding at June 30, 1998.

Note 7.  Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding.  Diluted earnings per share is computed by dividing net income by the weighted average common and potentially dilutive common equivalent shares outstanding determined as follows:
                                                                        1999         1998         1997
Weighted average shares outstanding used to compute basic EPS        4,291,479    4,282,877    4,263,392
Incremental shares issuable upon the exercise of stock options           4,186       22,463       11,993
Shares used to compute diluted EPS                                   4,295,665    4,305,340    4,275,385

Incremental shares issuable upon the assumed exercise of outstanding stock options is computed using the average market price during the related period.

Note 8.  Stock Options

The Company grants stock options for the purchase of common stock to certain executive and managerial employees under the Company's 1991 Stock Option Plan.  Options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and generally become exercisable over a five year period.  The Company applies APB Opinion 25 and related Interpretations in accounting for the plan, accordingly, no compensation cost has been recognized for those stock options. There would have been no material change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123, "Accounting for Stock-Based Compensation".
The transactions for shares under options for the three years ended June 30, 1999 were:
                                                    Outstanding                      Exercisable
                                           Number Of   Weighted-Average     Number Of   Weighted-Average
                                             Shares     Exercise Price        Shares     Exercise Price
Outstanding, June 30, 1996                  249,704         $26.20            35,704         $15.38
   Exercised                                 (8,629)         15.38
   Forfeited                                (13,000)         28.00
Outstanding, June 30, 1997                  228,075          26.50            67,275          22.92
   Granted                                   66,000          31.23
   Exercised                                (28,075)         15.83
   Forfeited                                (18,000)         28.00
Outstanding, June 30, 1998                  248,000          28.86            72,800          28.00
   Exercised                                 (1,300)         28.00
   Forfeited                                (31,500)         28.85
Outstanding, June 30, 1999                  215,200          28.87           105,720          28.35

Stock Option Summary at June 30, 1999:
   $28.00          (Life - 6.4 years)       156,700          28.00            93,100          28.00
   $29.38-$31.56   (Life - 8.6 years)        58,500          31.19            11,700          31.19
   Available for future grants              282,500

Note 9.  Acquisitions and Divestitures

During the current year, the Company formed a wholly-owned subsidiary named International Window-Colorado, Inc. (IW-CO) which became a member of the Residential Products Group. On October 1, 1998, IW-CO completed the $1,300,000 cash purchase of selected assets and liabilities of a Denver, Colorado residential window and door company. The estimated fair value of the net assets acquired was $726,000. The $574,000 excess of the purchase price over the estimated fair value of the net assets was allocated to goodwill and is being amortized on a straight line basis over 15 years. Proforma information has not been presented as it is not materially different from historical results.

During the second quarter of the prior year, the Company sold it's Dutch subsidiary, Eland-Brandt BV, for approximately $1,021,000 in net cash
proceeds.   The sale generated a pretax gain of $1,235,000 (after-tax gain of
$1,156,000 or $.27 per share), including the recognition of $2,145,000 of previously deferred cumulative translation adjustment. The gain had only a small income tax effect because the Company had not provided benefit for certain losses accumulated in prior years. The Company's consolidated financial statements include the results of Eland-Brandt BV through the date of disposal. Such amounts were not material in relation to the consolidated financial statements.

Note 10. Income Taxes

The components of income before United States and foreign income taxes are:
                                                                 1999            1998            1997
Domestic                                                     $15,958,000     $19,935,000     $11,757,000
Foreign                                                          421,000        (653,000)     (1,529,000)
                                                             $16,379,000     $19,282,000     $10,228,000

The provision for income taxes is comprised of the following:
                                                                 1999            1998            1997
Current -
   Federal                                                   $ 5,338,000     $ 6,592,000     $ 3,901,000
   State                                                         634,000         796,000         303,000
   Foreign
                                                               5,972,000       7,388,000       4,204,000
Deferred -
   Federal                                                        63,000        (232,000)        102,000
   State                                                           5,000           4,000         (16,000)
   Foreign
                                                                  68,000        (228,000)         86,000
                                                             $ 6,040,000     $ 7,160,000     $ 4,290,000

A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:
                                                                 1999            1998            1997
Taxes on book income at statutory rate                       $ 5,733,000     $ 6,749,000     $ 3,580,000
Increases (decreases) resulting from:
   State income taxes, net of Federal income tax benefit         415,000         520,000         183,000
   Foreign (income) loss with no tax impact                     (147,000)       (131,000)        535,000
   Other                                                          39,000          22,000          (8,000)
Provision for income taxes                                   $ 6,040,000     $ 7,160,000     $ 4,290,000

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at yearend are as follows:
                                                                                 1999            1998
Inventory                                                                    $   421,000     $   452,000
Accrued liabilities                                                              798,000         770,000
Other                                                                            273,000         299,000
   Net deferred tax asset                                                    $ 1,492,000     $ 1,521,000

Property, plant and equipment                                                $ 4,198,000     $ 4,145,000
Other                                                                            207,000         221,000
   Net deferred tax liability                                                $ 4,405,000     $ 4,366,000

No provision for U.S. taxes has been made for undistributed earnings of the foreign subsidiary since it is expected that the major portion of such earnings will continue to be reinvested for an indefinite period of time.

Note 11.  Segment Information

The Company's operations are organized and managed by product type.  The Company operates in four segments of the building products industry:  Commercial Products, Residential Products, Aluminum Extrusions and Glass
Products.  See the front cover for a description of the products of each segment and the back cover for a listing of the subsidiaries of each segment.

The Company uses a portion of its aluminum extrusion production in its Commercial and Residential segments.
Transfers are made at market prices.  Accounting policies for the segments are the same as those described in Note 1. The Company evaluates performance based on operating income or loss before any allocation of corporate overhead, interest or taxes.

The following is significant financial information by operating segment, reconciling to the Company's totals.
                                        Sales                               Operating Income
(In thousands)              1999         1998         1997           1999         1998         1997
Commercial                $121,256     $109,394     $102,534       $ 13,171     $ 13,349     $ 12,665
Residential                 53,157       49,851       54,928          2,802        2,930        1,476
Aluminum Extrusion         112,958      107,672      102,349          8,016        9,650        4,219
Glass                       15,532       16,897       15,179             34        1,178          340
  Total segments           302,903      283,814      274,990         24,023       27,107       18,700
Eliminations               (58,297)     (58,025)     (50,964)         1,188         (952)      (1,069)
Corporate                                                            (8,915)      (8,372)      (7,486)
  Total                   $244,606     $225,789     $224,026       $ 16,296     $ 17,783     $ 10,145


                                 Capital Expenditures                Depreciation and Amortization
(In thousands)              1999         1998         1997           1999         1998         1997
Commercial                $  2,388     $  3,874     $  3,657       $  1,951     $  1,714     $  1,111
Residential                  2,871        1,417        2,833          1,767        1,416        1,502
Aluminum Extrusion           6,370          488          496          1,811        1,731        1,775
Glass                        2,542          485          243            326          356          379
  Total segments            14,171        6,264        7,229          5,855        5,217        4,767
Corporate                      888          573          279            648          739          829
  Total                   $ 15,059     $  6,837     $  7,508       $  6,503     $  5,956     $  5,596


                              Total Assets
(In thousands)              1999         1998
Commercial                $ 69,306     $ 67,899
Residential                 28,874       25,493
Aluminum Extrusion          38,543       30,071
Glass                        8,156        6,557
  Total segments           144,879      130,020
Corporate                    8,814       17,278
  Total                   $153,693     $147,298

CORPORATE INFORMATION
DIRECTORS                                                       OFFICERS
Cornelius C. Vanderstar                                         J. D. Williams
Chairman of the Board                                           President

David C. Treinen                                                David C. Treinen
                                                                Senior Vice President - Finance and
John P. Cunningham                                              Administration; Secretary
Retired President of
International Aluminum Corporation                              Ronald L. Rudy
                                                                Senior Vice President - Operations
Hugh E. Curran
Retired Vice President - Sales of                               Mitchell K. Fogelman
International Aluminum Corporation                              Vice President - Controller

Joel F. McIntyre                                                Stanley M. Kutch
Attorney At Law                                                 Vice President - Information Systems

Alexander van de Pol                                            Ed Velasco
Retired President and Chairman of the                           Vice President - Human Resources
Board of Commonwealth Metals-Pacific
                                                                Roland A. Young
Donald J. Willfong                                              Treasurer; Assistant Secretary
Executive Vice President of
Sutro & Co.




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



STOCK EXCHANGE LISTING                                          ANNUAL SHAREHOLDERS MEETING

The Company's common stock (trading                             2 p.m., Thursday, October 28, 1999
symbol: IAL) is listed on the New York                          International Aluminum Corporation
Stock Exchange and is also traded on                            767 Monterey Pass Road
the Pacific Exchange                                            Monterey Park, CA  91754

SUBSIDIARIES BY SEGMENT
COMMERCIAL                                                    RESIDENTIAL
   Richard D. Voreis                                             Robert W. Raichle
   Executive Vice President                                      Executive Vice President
   Commercial Products Group                                     Residential Products Group

United States Aluminum Corporation                            International Window Corporation
   Vernon, California                                            South Gate, California
   Hayward, California
   Las Vegas, Nevada                                          International Window-Northern California
                                                                 Hayward, California
United States Aluminum Corporation-Illinois
   Bedford Park, Illinois                                     International Window-Arizona, Inc.
   Baltimore, Maryland                                           Phoenix, Arizona
   Boston, Massachusetts
   Detroit, Michigan                                          Maestro Products, Inc.
                                                                 Moreno Valley, California
United States Aluminum Corporation-Texas
   Waxahachie, Texas                                          International Window-Colorado, Inc.
   Denver, Colorado                                              Denver, Colorado
   St. Louis, Missouri
   Dallas, Texas
   Houston, Texas

United States Aluminum Corporation-Carolina
   Rock Hill, South Carolina
   Orlando, Florida
   Atlanta, Georgia

United States Aluminum Of Canada, Ltd.
   Langley, British Columbia, Canada



ALUMINUM EXTRUSION                                           GLASS

   John P. Collins                                              Robert D. Carlson
   Executive Vice President                                     Manager
   Aluminum Extrusion Group                                     Glass Products Group

International Extrusion Corporation                          International California Glass Corporation
   Alhambra, California                                         Fontana, California

International Extrusion Corporation-Texas                    International Carolina Glass Corporation
   Waxahachie, Texas                                            Rock Hill, South Carolina

International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, California 91754
Tel:   (323) 264-1670
Fax:   (323) 266-3838
Web:   www.intlalum.com