Form 10-K405, Exhibit 13
period 2000-06-30
INTERNATIONAL ALUMINUM CORP
filed 2000-09-21
CIK 51103

INTERNATIONAL

  ALUMINUM

 CORPORATION


















































                                    2000 Annual Report

COMPANY PROFILE

INTERNATIONAL ALUMINUM CORPORATION is an integrated building products manufacturer of diversified lines of quality aluminum, vinyl, and wood products. The Company is headquartered in Monterey Park, California and has approximately 1,700 employees. Operations are conducted through fourteen North American subsidiaries. The Company's primary internet website is located at www.intlalum.com.





PRODUCTS BY SEGMENT

COMMERCIAL - Curtain walls, window walls, storefront framing, entrance doors and frames, interior officefronts, office partitions and interior doors and frames for the commercial building and tenant improvement markets. Product information is available at www.usalum.com.

RESIDENTIAL - Expansive lines of windows and patio doors manufactured from vinyl, aluminum or wood, in addition to aluminum tub and shower enclosures and wardrobe mirror doors, for the residential building and remodeling markets. Product information is available at www.intlwindow.com.

ALUMINUM EXTRUSION - Mill finish, anodized, painted and fabricated aluminum extrusions. Product information is available at www.intlextrusion.com.








CONTENTS

Financial Highlights
Letter to Shareholders
Selected Financial Data
Management's Discussion and Analysis of Financial
  Condition and Results of Operations
Quarterly Financial Data
Report of Independent Accountants
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Corporate Information
Subsidiaries By Segment

FINANCIAL HIGHLIGHTS
Fiscal Years Ended June 30, 2000, 1999 and 1998

                                                              2000             1999             1998
Operating Results:

   Net sales                                              $215,547,000     $229,341,000     $209,072,000
   Income from operations                                    2,349,000       16,263,000       16,605,000
   Net income                                                1,579,000       10,339,000       12,122,000



Financial Data:

   Net cash provided by operating activities              $  1,861,000     $  8,715,000     $ 18,136,000
   Capital expenditures including acquisitions              10,253,000       16,359,000        6,837,000

   Working capital                                          63,586,000       69,030,000       72,170,000
   Long-term debt                                                    0                0                0
   Shareholders' equity                                    124,326,000      128,701,000      123,449,000



Per Share Data:

   Net income - Diluted                                         $  .37           $ 2.41           $ 2.82

   Dividends declared                                             1.20             1.20             1.15

   Book value at yearend                                         29.29            29.99            28.77
   Market price at yearend                                       17.25            27.56            31.00

TO OUR SHAREHOLDERS:

Not since fiscal 1992 have we produced disappointing results comparable to those attained during fiscal 2000. Net income for the year, including a gain on the disposition of our glass operations, was $1,579,000 or $.37 per common share. In a robust economy, including the building products industry, we have faltered and faltered badly whereas fiscal 1992 found us mired in a severe recession.

During the year we undertook the first of what were originally planned to be several modernization and equipment upgrade projects at our extrusion operations in Southern California and Texas. Hindsight is always better than foresight but as we look back it is clear that these projects were ill planned and poorly implemented.
 In our first quarter, during what is historically one of our most productive periods, two extrusion presses were taken out of service for what turned out to be extended periods. At the same time we experienced unanticipated mechanical breakdowns on other presses. With significantly reduced operational capacity we found ourselves unable to meet customer extrusion demand, including that of our own residential and commercial products companies. Just as production was ramping up to prior levels, continuous flow manufacturing, a completely new production order flow procedure was introduced at both facilities. This created havoc as staffs well entrenched in prior procedures had difficulty adapting to the new shop floor control system.

Enough on what went wrong. We cannot dwell on the past; we must look to the future. We believe that with the problems of last year resolved we are well positioned for growth and improved profitability.

Residential Products. We are encouraged by the re-emergence of our Residential Products group as a solid contributor to consolidated profits. Sales of the group increased 15% during the year while income increased 35% with much of the income improvement occurring in our fourth quarter. Assisted by our Corporate Research and Development staff, several new products have been introduced, including the just released high performance acoustic window, which has achieved outstanding test results. We also have continued to make enhancements to our existing product lines. We are delighted that George Hall, who successfully managed the turn-around of our Northern California facility, accepted the position of Executive Vice President of the group and moved into this new role in March of this year. We feel confident that under George's guidance we will see continued growth from this business segment.

Commercial Products. With a much higher percentage of its basic raw material composed of aluminum extrusions, the Commercial Products Group was severely impacted by the lack of sufficient extrusion supply. Having corrected that problem and with the continued strong market for its products we look for this product segment to re-attain its previous growth momentum. We have removed the temporary hold on the project and have now given the green light on a new 60,000 square foot plant facility for United States Aluminum Canada - Ontario, Ltd., the most recent addition to this product group. The new facility will include a horizontal paint line and, when completed, will mirror our highly successful operation in Langley, British Columbia. After careful consideration we decided to spin our interior commercial products out of the United States Aluminum group. Effective July 1st, Raco Interior Products is back as a stand alone subsidiary. With much of its highly experienced staff intact, we expect Raco to again emerge as the premier supplier of interior aluminum office systems.


Extruded Products. We have learned from our failures and will continue to systematically upgrade and modernize our extrusion facilities. Much of this year's anticipated capital expenditures are scheduled for just such projects. Rest assured, however, that future modernization projects will be initiated only after thorough review of verifiable cost-benefit analyses, approval of project schedules and confirmation of contingency alternative supply sources.

Financial Condition. Despite the past year's poor performance, our balance sheet remains strong. We closed the year with working capital of $63.6 million, no long-term debt and a book value of $29.29 per share. Utilization of our domestic short-term credit facility, which reached a high of $14.5 million during the year, now stands at $4 million.

Although there have been substantial personnel changes in the Company, we would like to assure our shareholders that we have an experienced management team in place committed to returning the Company to a position of sustainable and reasonable levels of profitability. We are optimistic this team will meet the challenge and create value for our shareholders. In closing, we would like to give special recognition and thanks to our employees for their dedication and loyalty during this very trying period.


CORNELIUS C. VANDERSTAR              DAVID C. TREINEN

Cornelius C. Vanderstar              David C. Treinen
Chairman Of The Board                President
Chief Executive Officer              Chief Operating Officer

August 31, 2000

SELECTED FINANCIAL DATA

Year Ended June 30                   2000            1999            1998            1997            1996
Sales by segment
  Commercial                     $108,882,000    $121,192,000    $109,188,000    $102,379,000    $ 93,749,000
  Residential                      60,856,000      52,936,000      49,458,000      54,668,000      55,931,000
  Aluminum Extrusion               45,809,000      55,213,000      50,426,000      51,957,000      49,462,000
    Total net sales              $215,547,000    $229,341,000    $209,072,000    $209,004,000    $199,142,000

Earnings
  Gross profit                    $56,024,000     $70,011,000     $65,099,000     $59,134,000     $55,895,000
  Continuing operations             1,254,000      10,422,000      11,459,000       5,791,000       7,270,000
  Net income                        1,579,000      10,339,000      12,122,000       5,938,000       7,597,000

  Per share:
  Continuing operations-Diluted         $ .29           $2.43           $2.66           $1.36           $1.70
  Net income-Diluted                      .37            2.41            2.82            1.39            1.78
  Dividends declared                     1.20            1.20            1.15            1.00            1.00

Financial Data at Yearend
  Working capital                $ 63,586,000    $ 69,030,000    $ 72,170,000    $ 65,820,000    $ 71,896,000
  Total assets                    154,585,000     153,693,000     147,298,000     145,041,000     141,843,000
  Long-term debt                            0               0               0               0               0
  Shareholders' equity            124,326,000     128,701,000     123,449,000     118,240,000     116,882,000




MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations
2000 vs. 1999
Net sales for fiscal 2000 decreased by $13,794,000 or 6.0% from net sales of fiscal 1999. Included is a $12,310,000 or 10.2% decrease in sales of commercial products primarily resulting from an inadequate supply of raw materials from our aluminum extrusion operations. Also included is a $9,404,000 or 17.0% decrease by the Aluminum Extrusion Group primarily resulting from lower production due to extended downtime during equipment upgrades and the problems encountered in the implementation of continuous flow manufacturing. Partially offsetting these is a $7,920,000 or 15.0% increase in residential products sales reflecting the strong market for these products.

Gross profit decreased to 26.0% of sales in 2000 as compared to 30.5% in 1999. The decrease is primarily attributable to higher material, labor and overhead expenses incurred in our extrusion operations resulting from downtime and inefficiencies associated with retraining personnel for the aforementioned conversion to continuous flow manufacturing.

Selling, general and administrative expenses decreased by $73,000 or 0.1% from the prior year.
Decreased continuing expenses to support the lower sales volume were partially offset by additional compensation, recruiting, relocation and severance costs associated with realigning operating group management teams.

The swing from net interest income in the prior year to net interest expense in the current year relates to the depletion of funds available for investment due primarily to heavy capital expenditures and increases in raw material inventories.

The gain on disposition of discontinued operations relates to the sale of most of the operating assets of the glass segment. Information related to this sale is included in Note 9.


1999 vs. 1998
Net sales for fiscal 1999 increased by $20,269,000 or 9.7% from net sales of fiscal 1998. The increase primarily consists of a $12,004,000 or 11.0% increase in sales of commercial products, reflective of continued strong demand for the Company's exterior products throughout most of its marketing regions. Sales of residential products increased
$3,478,000 or 7.0% attributable to the strong
California housing market.

Gross profit decreased to 30.5% of sales in 1999 as compared to 31.1% in 1998. The decrease is largely attributable to higher labor and overhead unit costs incurred at our extrusion operations resulting from equipment failures and mechanical breakdowns coupled with reduced selling prices.

Selling, general and administrative expenses were 23.4% of sales in 1999 as compared with 23.2% in 1998. The $5,254,000 increase in current year expense primarily reflects costs incurred in support of the increased sales volume. The other component of the change relates to recruiting and relocation costs associated with realigning and enlarging operating group management teams.

The decrease in interest income relates to the significantly decreased level of funds available for investment during the current year due primarily to increased capital expenditures.


Liquidity and Capital Resources
Working capital at June 30, 2000 was $63,586,000 compared to $69,030,000 at June 30, 1999 and $72,170,000 at June 30, 1998. The ratio of current assets to current liabilities was 3.5 at the end of 2000 compared to 4.4 at the end of 1999 and 4.7 at the end of 1998. The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements. Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately $9,031,000 in 2000, $15,059,000 in 1999 and $6,837,000 in 1998 were financed through internal cash flow, cash reserves and utilization of the lines of credit. Additional cash flows include the fiscal year 2000 expenditure of $1,222,000 for an acquisition and the receipt of $3,921,000 from the sale of operating assets of the glass segment (see Note 9), the fiscal year 1999 expenditure of $1,300,000 for an acquisition and the fiscal year 1998 receipt of $1,021,000 from the sale of a subsidiary. In addition to the normal annual expenditures for replacement items, the Company projects capital expenditures for fiscal 2001 of $14,000,000 for scheduled expansion of production capacity. The Company anticipates financing these expenditures through internal cash flow and the utilization of its lines of credit.

The Company had $11,000,000 in unused available credit at the end of 2000 under $20,700,000 of short-term borrowing arrangements with banks.

The Company's financial condition remains strong.
The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity, taken together, provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.



Current and Pending Accounting Changes
The Financial Accounting Standards Board has not issued any new standards that will affect our operating results, financial condition or disclosures.


Year 2000
The Company completed its planned changes to obtain compliance prior to December 31, 1999. To date, the Company has not had any material failures related with non-compliance nor is it aware of any material failures of any of its significant customers or suppliers.


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



QUARTERLY FINANCIAL DATA (UNAUDITED)
For the years ended June 30, 2000 and 1999
                                                 First           Second            Third           Fourth
                                                Quarter          Quarter          Quarter          Quarter
2000
Net sales                                     $58,741,000      $51,129,000      $50,878,000      $54,799,000
Gross profit                                   17,576,000       12,528,000       11,440,000       14,480,000
Net income                                      1,972,000         (348,000)      (1,224,000)       1,179,000
Earnings per share - Basic and Diluted                .46             (.08)            (.29)             .28
Dividends declared                                    .30              .30              .30              .30
Stock price - High                                  27.88            27.56            23.56            17.50
Stock price - Low                                   27.38            23.38            15.00            14.00

1999
Net sales                                     $58,202,000      $57,702,000      $55,426,000      $58,011,000
Gross profit                                   18,532,000       17,908,000       16,106,000       17,465,000
Net income                                      3,409,000        2,790,000        1,847,000        2,293,000
Earnings per share - Basic and Diluted                .79              .65              .43              .53
Dividends declared                                    .30              .30              .30              .30
Stock price - High                                  31.19            30.06            30.63            29.00
Stock price - Low                                   28.19            26.69            24.88            24.75


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of International Aluminum Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Los Angeles, California
August 22, 2000




CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 2000, 1999 and 1998

                                                                2000              1999              1998
Net sales                                                   $215,547,000      $229,341,000      $209,072,000
Cost of sales                                                159,523,000       159,330,000       143,973,000
   Gross profit                                               56,024,000        70,011,000        65,099,000
Selling, general and administrative expenses                  53,675,000        53,748,000        48,494,000
   Income from operations                                      2,349,000        16,263,000        16,605,000
Gain on sale of subsidiary                                           -                 -           1,235,000
Interest income                                                    3,000           379,000           438,000
Interest expense                                                (428,000)         (130,000)          (79,000)
   Income from continuing operations before income taxes       1,924,000        16,512,000        18,199,000
Provision for income taxes                                       670,000         6,090,000         6,740,000
   Income from continuing operations                           1,254,000        10,422,000        11,459,000
Income (loss) from discontinued operations                       (52,000)          (83,000)          663,000
Gain on disposition of discontinued operations                   377,000               -                 -
   Net income                                               $  1,579,000      $ 10,339,000      $ 12,122,000

Earnings per share - Basic:
   Continuing operations                                           $ .29             $2.43             $2.67
   Discontinued operations                                           .08              (.02)              .16
   Total                                                           $ .37             $2.41             $2.83

Earnings per share - Diluted:
   Continuing operations                                           $ .29             $2.43             $2.66
   Discontinued operations                                           .08              (.02)              .16
   Total                                                           $ .37             $2.41             $2.82

See accompanying notes to consolidated financial statements.




CONSOLIDATED BALANCE SHEETS
June 30, 2000 and 1999

Assets                                                                        2000                  1999
Current assets:
  Cash and cash equivalents                                               $  1,678,000          $  2,269,000
  Accounts receivable, less reserve of
    $730,000 in 2000 and $735,000 in 1999                                   39,971,000            39,371,000
  Inventories                                                               43,384,000            41,576,000
  Prepaid expenses and deposits                                              3,114,000             4,909,000
  Future income tax benefits                                                 1,113,000             1,492,000
       Total current assets                                                 89,260,000            89,617,000

Property, plant and equipment, at cost                                     111,149,000           109,907,000
Accumulated depreciation                                                   (55,455,000)          (55,591,000)
       Net property, plant and equipment                                    55,694,000            54,316,000

Other assets:
  Costs in excess of net assets of purchased businesses                      9,533,000             9,760,000
  Other                                                                         98,000                   -
       Total other assets                                                    9,631,000             9,760,000
                                                                          $154,585,000          $153,693,000


Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                        $  6,503,000          $  8,079,000
  Accrued liabilities                                                        9,452,000            12,415,000
  Advances payable to banks                                                  9,470,000                   -
  Income taxes payable                                                         249,000                93,000
       Total current liabilities                                            25,674,000            20,587,000

Deferred income taxes                                                        4,585,000             4,405,000
       Total liabilities                                                    30,259,000            24,992,000

Commitments (Note 5)

Shareholders' equity:
  Common stock                                                               4,765,000             4,765,000
  Paid-in capital                                                            4,123,000             4,123,000
  Retained earnings                                                        115,478,000           119,796,000
  Accumulated other comprehensive income                                       (40,000)               17,000
       Total shareholders' equity                                          124,326,000           128,701,000
                                                                          $154,585,000          $153,693,000

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2000, 1999 and 1998

                                                                 2000              1999              1998
Cash flows from operating activities:
   Net income                                                $ 1,579,000       $10,339,000       $12,122,000
   Adjustments for noncash transactions:
     Depreciation and amortization                             7,156,000         6,503,000         5,956,000
     Change in deferred income taxes                             559,000            68,000          (228,000)
     Gain on dispositions                                       (587,000)              -          (1,235,000)
   Changes in assets and liabilities:
     Receivables                                              (2,051,000)       (4,315,000)       (1,316,000)
     Inventories                                              (2,679,000)       (2,943,000)        2,971,000
     Prepaid expenses and other                                1,519,000        (1,540,000)       (1,153,000)
     Accounts payable                                         (1,244,000)         (312,000)        1,455,000
     Accrued liabilities                                      (2,547,000)        1,452,000          (182,000)
     Income taxes payable                                        156,000          (537,000)         (254,000)
     Net cash provided by operating activities                 1,861,000         8,715,000        18,136,000

Cash flows from investing activities:
   Capital expenditures                                       (9,031,000)      (15,059,000)       (6,837,000)
   Proceeds from sales of capital assets                         381,000           707,000           136,000
   Acquisition of businesses                                  (1,222,000)       (1,300,000)              -
   Disposition of businesses                                   3,921,000               -           1,021,000
     Net cash used in investing activities                    (5,951,000)      (15,652,000)       (5,680,000)

Cash flows from financing activities:
   Dividends paid to shareholders                             (5,122,000)       (5,151,000)       (4,929,000)
   Net borrowings under lines of credit                        9,396,000               -                 -
   Common stock repurchased                                     (775,000)              -                 -
   Proceeds from exercises of stock options                          -              37,000           301,000
     Net cash provided by (used in) financing activities       3,499,000        (5,114,000)       (4,628,000)

Effect of exchange rate changes on cash                              -                 -               7,000
     Net change in cash and cash equivalents                    (591,000)      (12,051,000)        7,835,000
Cash and cash equivalents at beginning of year                 2,269,000        14,320,000         6,485,000
Cash and cash equivalents at end of year                     $ 1,678,000       $ 2,269,000       $14,320,000


See accompanying notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended June 30, 2000, 1999 and 1998
                                                                                           Accumulated
                                                                                              Other
                                       Common Stock          Paid-in        Retained      Comprehensive
                                    Shares      Amount       Capital        Earnings          Income           Total
Balance, June 30, 1997            4,267,419   $4,741,000    $3,809,000    $107,415,000    $   2,275,000    $118,240,000

   Net income                                                               12,122,000                       12,122,000
   Translation adjustment                                                                    (2,285,000)     (2,285,000)
     Total comprehensive income                                                                               9,837,000
   Exercise of stock options         23,075       23,000       278,000                                          301,000
   Cash dividends                                                           (4,929,000)                      (4,929,000)
Balance, June 30, 1998            4,290,494    4,764,000     4,087,000     114,608,000          (10,000)    123,449,000

   Net income                                                               10,339,000                       10,339,000
   Translation adjustment                                                                        27,000          27,000
     Total comprehensive income                                                                              10,366,000
   Exercise of stock options          1,300        1,000        36,000                                           37,000
   Cash dividends                                                           (5,151,000)                      (5,151,000)
Balance, June 30, 1999            4,291,794    4,765,000     4,123,000     119,796,000           17,000     128,701,000

   Net income                                                                1,579,000                        1,579,000
   Translation adjustment                                                                       (57,000)        (57,000)
     Total comprehensive income                                                                               1,522,000
   Repurchase of stock              (47,000)                                  (775,000)                        (775,000)
   Cash dividends                                                           (5,122,000)                      (5,122,000)
Balance, June 30, 2000            4,244,794   $4,765,000    $4,123,000    $115,478,000    $     (40,000)   $124,326,000


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

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries are translated into
 U.S. dollars at year-end exchange rates and revenues and expenses are translated at average rates prevailing during the year. Local currency is considered to be the functional currency. Translation adjustments are deferred into accumulated other comprehensive income, a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in results of operations as incurred.

Depreciation and Amortization

Depreciation and amortization are provided over the estimated useful lives of the assets or the remaining terms of the leases, whichever is shorter, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

The excess of the purchase price over the underlying book value of the companies acquired is classified as "Costs in excess of net assets of purchased businesses". The related amounts of $12,655,000 at June 30, 2000 and $12,743,000 at June 30, 1999 are being amortized using the straight-line method over periods of up to forty years. Accumulated amortization totaled $3,122,000 at June 30, 2000 and $2,983,000 at June 30, 1999





Long-Lived Assets

Whenever events indicate that the carrying values of long-lived assets including any related goodwill may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows. Management believes that, as of June 30, 2000, the carrying values of such assets are appropriate.


Note 2.  Balance Sheet Components

Inventories, at the Lower of FIFO Cost or Market       2000            1999
Raw materials                                      $ 36,693,000    $ 34,915,000
Work in process                                       2,054,000       1,466,000
Finished goods                                        4,637,000       5,195,000
                                                     43,384,000    $ 41,576,000

Property, Plant and Equipment, at Cost                 2000            1999
Land                                               $  7,719,000    $  7,725,000
Buildings and improvements                           31,473,000      31,211,000
Machinery and equipment                              71,957,000      67,891,000
Construction in process                                     -         3,080,000
                                                   $111,149,000    $109,907,000

Accrued Liabilities                                    2000            1999
Wages and compensated absences                     $  3,567,000    $  5,149,000
Taxes, other than income taxes                        1,506,000       1,296,000
Insurance                                               465,000       1,106,000
Dividends                                             1,273,000       1,288,000
Other                                                 2,641,000       3,576,000
                                                   $  9,452,000    $ 12,415,000


Note 3.  Statement of Cash Flows

Cash payments for interest were $513,000 in 2000, $132,000 in 1999 and $50,000 in 1998. Cash payments for income taxes were $2,129,000 in 2000, $6,701,000 in 1999 and $7,726,000 in 1998. A $530,000 long-term note received in conjunction with the previous sale of an idle facility was collected during 1999.


Note 4.  Short-Term Debt and Lines of Credit

The Company has various loan agreements with banks providing for $20,700,000 in unsecured short-term lines of credit at 55 basis points below the prevailing prime interest rate (8.95 percent at June 30, 2000). There was $9,470,000 outstanding under the agreements at June 30, 2000.




Note 5.  Commitments

The Company is committed under real property lease agreements expiring at various dates to 2003. Certain of the leases have renewal options for periods up to five years and others provide for rent revisions at various dates. Under the leases the Company is obligated to pay property taxes, insurance and maintenance. All facility leases are classified as operating leases.

Real property rental expense was $1,125,000 in 2000, $1,178,000 in 1999 and $1,339,000 in 1998. Real property rental commitments are $1,020,000 in 2001, $707,000 in 2002 and $413,000 in 2003.

Note 6.  Capital Stock

The Company has 500,000 shares of preferred stock authorized, with a $10 par value, of which none is outstanding. There are 10,000,000 shares of common stock authorized, $1 par value, of which there were 4,244,794 shares outstanding at June 30, 2000 and 4,291,794 outstanding at June 30, 1999.

Note 7.  Stock Options

The Company grants stock options for the purchase of common stock to certain executive and managerial employees under the Company's 1991 Stock Option Plan.  Options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and generally become exercisable over a five-
year period.  The Company applies APB Opinion 25 and related Interpretations in accounting for the plan, accordingly, no compensation cost has been recognized for those stock options. There would have been no material change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123, "Accounting for Stock-Based Compensation".  The
transactions for shares under options for the three years ended June 30, 2000 were:
                                                    Outstanding                      Exercisable
                                           Number Of   Weighted-Average     Number Of   Weighted-Average
                                             Shares     Exercise Price        Shares     Exercise Price
Outstanding, June 30, 1997                  228,075         $26.50            67,275         $22.92
   Granted                                   66,000          31.23
   Exercised                                (28,075)         15.83
   Forfeited                                (18,000)         28.00
Outstanding, June 30, 1998                  248,000          28.86            72,800          28.00
   Exercised                                 (1,300)         28.00
   Forfeited                                (31,500)         28.85
Outstanding, June 30, 1999                  215,200          28.87           105,720          28.35
   Forfeited                                (67,500)         29.11
Outstanding, June 30, 2000                  147,700          28.76           103,300          28.43

Stock Option Summary at June 30, 2000:
   $28.00-$31.56   (Life: 5.4-7.6 years)    147,700          28.76           103,300          28.43
   Available for future grants              350,000

Note 8.  Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding.  Diluted earnings per share is computed by dividing net income by the weighted average common and potentially dilutive common equivalent shares outstanding determined as follows:
                                                                        2000         1999         1998
Weighted average shares outstanding used to compute basic EPS        4,277,332    4,291,479    4,282,877
Incremental shares issuable upon the exercise of stock options             -          4,186       22,463
Shares used to compute diluted EPS                                   4,277,332    4,295,665    4,305,340

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.

Note 9.  Acquisitions and Divestitures

During the second quarter of the current year, the Company sold most all of the operating assets of its Glass segment, excluding land and buildings, for $3,921,000.  The land and buildings were leased to the buyer.  The
Glass segment is accounted for as a discontinued operation, and accordingly, amounts in the income statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.
Summarized results of the discontinued businesses are shown separately as discontinued operations in the accompanying income statements.  Operating results of the discontinued segment for each of the last three fiscal years, in thousands of dollars are as follows:
                                                                          2000        1999        1998
   Net sales                                                            $ 6,760     $15,265     $16,717

   Gain (loss) before income taxes                                      $   (82)    $  (133)    $ 1,083
   Income tax benefit                                                       (30)        (50)        420
   Gain (loss) from discontinued operations                                 (52)        (83)        663
   Gain on disposition of discontinued operations,
      net of $210 income tax expense                                        377          -	          -
   Net income (loss) from discontinued segment                          $   325     $   (83)    $   663

   Earnings per share:
     Discontinued operations                                              $(.01)      $(.02)      $ .16
     Gain on disposition of discontinued operations                         .09          -           -

Also during the current year, the Company formed a wholly owned subsidiary named United States Aluminum of
Canada-Ontario, Ltd., which became a member of the Commercial Products Group.  In March 2000, the new
subsidiary completed the $1,222,000 cash purchase of selected assets and liabilities of a Toronto, Ontario commercial storefront and curtain wall company.  The estimated fair value of the net assets acquired was
$720,000.  The $502,000 excess of the purchase price over the estimated fair value of the net assets was allocated to goodwill and is being amortized on a straight-line basis over 5 years.  Proforma information has not been presented, as it is not materially different from historical results.

During the second quarter of the prior year, International Window-Colorado, Inc., a member of the Residential
Products Group, completed the $1,300,000 cash purchase of selected assets and liabilities of a Denver,
Colorado residential window and door company.  The estimated fair value of the net assets acquired was
$726,000.  The $574,000 excess of the purchase price over the estimated fair value of the net assets was allocated to goodwill and is being amortized on a straight-line basis over 15 years.

During the second quarter of fiscal 1998, the Company sold it's Dutch subsidiary, Eland-Brandt BV, for
approximately $1,021,000 in net cash proceeds.   The sale generated a pretax gain of $1,235,000 (after-tax
gain of $1,156,000 or $.27 per share), including the recognition of $2,145,000 of previously deferred cumulative translation adjustment.



          Note 10. Income Taxes

The components of income before United States and foreign income taxes are:
                                                                 2000            1999            1998
Domestic                                                     $ 1,768,000     $15,958,000     $19,935,000
Foreign                                                          661,000         421,000        (653,000)
                                                             $ 2,429,000     $16,379,000     $19,282,000

The provision for income taxes is comprised of the following:
                                                                 2000            1999            1998
Current -
   Federal                                                   $   197,000     $ 5,338,000     $ 6,592,000
   State                                                        (157,000)        634,000         796,000
   Foreign                                                       251,000             -               -
                                                                 291,000       5,972,000       7,388,000
Deferred -
   Federal                                                       524,000          63,000        (232,000)
   State                                                          35,000           5,000           4,000
   Foreign                                                           -               -               -
                                                                 559,000          68,000        (228,000)
                                                             $   850,000     $ 6,040,000     $ 7,160,000

A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:
                                                                 2000            1999            1998
Taxes on book income at statutory rate                       $   826,000     $ 5,733,000     $ 6,749,000
Increases (decreases) resulting from:
   State income taxes, net of Federal income tax benefit         (81,000)        415,000         520,000
   Nondeductible goodwill                                        143,000         189,000         189,000
   Federal tax credits                                          (116,000)       (142,000)       (158,000)
   Other                                                          78,000        (155,000)       (140,000)
Provision for income taxes                                   $   850,000     $ 6,040,000     $ 7,160,000

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities at yearend are as follows:
                                                                                 2000            1999
Inventory                                                                    $   371,000     $   421,000
Accrued liabilities                                                              730,000         798,000
Other                                                                             12,000         273,000
   Net deferred tax asset                                                    $ 1,113,000     $ 1,492,000

Property, plant and equipment                                                $ 4,390,000     $ 4,198,000
Other                                                                            195,000         207,000
   Net deferred tax liability                                                $ 4,585,000     $ 4,405,000

No provision for U.S. taxes has been made for undistributed earnings of the foreign subsidiaries since it is expected that the major portion of such earnings will continue to be reinvested for an indefinite period.


Note 11.  Segment Information

The Company's operations are organized and managed by product type.  The Company currently operates in three segments of the building products industry:  Commercial Products, Residential Products and Aluminum
Extrusions.  See Note 9 for information regarding the current year sale of the operating assets of the Glass
Products segment.  See the front cover for a description of the products of each segment and the back cover for a listing of the subsidiaries of each segment.

The Company uses a portion of its aluminum extrusion production in its Commercial and Residential segments.
Transfers are made at market prices.  Accounting policies for the segments are the same as those described in
Note 1. The Company evaluates performance based on operating income or loss before any allocation of corporate overhead, interest or taxes.

The following is significant financial information by operating segment, reconciling to the Company's totals.
                                        Sales                               Operating Income
(In thousands)              2000         1999         1998           2000         1999         1998
Commercial                $108,947     $121,256     $109,393       $  8,618     $ 13,171     $ 13,349
Residential                 61,287       53,157       49,851          3,977        2,803        2,930
Aluminum Extrusion          99,271      112,958      107,672         (3,583)       8,016        9,650
  Total segments           269,505      287,371      266 916          9,012       23,990       25,929
Eliminations               (53,958)     (58,030)     (57,844)           893        1,188         (952)
Corporate                      -            -            -           (7,556)      (8,915)      (8,372)
  Total                   $215,547     $229,341     $209,072       $  2,349     $ 16,263     $ 16,605


                                 Capital Expenditures                Depreciation and Amortization
(In thousands)              2000         1999         1998           2000         1999         1998
Commercial                $    825     $  2,388     $  3,874       $  2,096     $  1,951     $  1,714
Residential                  3,760        2,871        1,417          2,005        1,767        1,416
Aluminum Extrusion           4,188        6,370          488          2,241        1,811        1,731
Glass                          -          2,542          485            -            326          356
  Total segments             8,773       14,171        6,264          6,342        5,855        5,217
Corporate                      258          888          573            814          648          739
  Total                   $  9,031     $ 15,059     $  6,837       $  7,156     $  6,503     $  5,956


                              Total Assets
(In thousands)              2000         1999
Commercial                $ 66,937     $ 69,306
Residential                 32,510       28,874
Aluminum Extrusion          43,779       38,543
Glass                          -          8,156
  Total segments           143,226      144,879
Corporate                   11,359        8,814
  Total                   $154,585     $153,693


CORPORATE INFORMATION
DIRECTORS                                                       OFFICERS
Cornelius C. Vanderstar                                         David C. Treinen
Chairman of the Board                                           President; Secretary

David C. Treinen                                                Mitchell K. Fogelman
                                                                Senior Vice President - Finance
David M. Antonini
Partner in White, Nelson & Co. LLP                              Ronald L. Rudy
                                                                Senior Vice President - Operations
John P. Cunningham
Retired President of                                            Stanley M. Kutch
International Aluminum Corporation                              Vice President - Information Systems

Joel F. McIntyre                                                Susan L. Leone
Attorney At Law                                                 Vice President - Human Resources

Donald J. Willfong                                              Roland A. Young
Executive Vice President of Sutro & Co.                         Treasurer; Assistant Secretary







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




STOCK EXCHANGE LISTINGS                                         ANNUAL SHAREHOLDERS MEETING

The Company's common stock (trading                             2 p.m., Thursday, October 26, 2000
symbol: IAL) is listed on the New York                          International Aluminum Corporation
Stock Exchange and the Pacific Exchange                         767 Monterey Pass Road
                                                                Monterey Park, CA  91754


SUBSIDIARIES BY SEGMENT
COMMERCIAL  (Exterior Products)                                 RESIDENTIAL
   J. D. Williams                                                  George L. Hall
   Executive Vice President                                        Executive Vice President
   Commercial Products Group                                       Residential Products Group

United States Aluminum Corporation                              International Window Corporation
   Vernon, California                                              South Gate, California

United States Aluminum Corporation-Illinois                     International Window-Northern California
   Bedford Park, Illinois                                          Hayward, California
   Baltimore, Maryland
   Boston, Massachusetts                                        International Window-Arizona, Inc.
   Detroit, Michigan                                               Phoenix, Arizona

United States Aluminum Corporation-Texas                        Maestro Products, Inc.
   Waxahachie, Texas                                               Moreno Valley, California
   Denver, Colorado
   St. Louis, Missouri                                          International Window-Colorado, Inc.
   Dallas, Texas                                                   Denver, Colorado

United States Aluminum Corporation-Carolina
   Rock Hill, South Carolina
   Atlanta, Georgia

United States Aluminum Of Canada-British Columbia, Ltd.
   Langley, British Columbia, Canada

United States Aluminum Of Canada-Ontario, Ltd.
   Burlington, Ontario, Canada


COMMERCIAL  (Interior Products)                                 ALUMINUM EXTRUSION

   John C. Poe                                                     Robert Dunn
   General Manager                                                 Executive Vice President
                                                                   Aluminum Extrusion Group
Raco Interior Products, Inc.
   Houston, Texas                                               International Extrusion Corporation
   Waxahachie, Texas                                               Alhambra, California

                                                                International Extrusion Corporation-Texas
                                                                   Waxahachie, Texas


International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, California 91754
Tel:   (323) 264-1670
Fax:   (323) 266-3838
Web:   www.intlalum.com