Form 10-K405, Exhibit 13
period 2001-06-30
INTERNATIONAL ALUMINUM CORP
filed 2001-09-21
CIK 51103

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

INTERNATIONAL ALUMINUM CORPORATION
2001 Annual Report

COMPANY PROFILE

INTERNATIONAL ALUMINUM CORPORATION is an integrated building products manufacturer of diversified lines of quality aluminum, vinyl, and wood products. The Company is headquartered in Monterey Park, California and has approximately 1,750 employees. Operations are conducted through fourteen North American subsidiaries. The Company's primary internet website is located at www.intlalum.com.

PRODUCTS BY SEGMENT

COMMERCIAL—Curtain walls, window walls, slope glazed systems, storefront framing, entrance doors and frames, interior officefronts, office partitions and interior doors and frames for the commercial building and tenant improvement markets. Product information is available at www.usalum.com.

RESIDENTIAL—Expansive lines of windows and patio doors manufactured from vinyl, aluminum or wood, in addition to aluminum tub and shower enclosures and wardrobe mirror doors, for the residential building and remodeling markets. Product information is available at www.intlwindow.com.

ALUMINUM EXTRUSION—Mill finish, anodized, painted and fabricated aluminum extrusions. Product information is available at www.intlextrusion.com.

FINANCIAL HIGHLIGHTS

Fiscal Years Ended June 30, 2001, 2000 and 1999

	2001	2000	1999
Operating Results:
Net sales	$212,895,000	$220,175,000	$234,301,000
Income from operations	7,198,000	2,349,000	16,263,000
Net income	4,634,000	1,579,000	10,339,000
Financial Data:
Net cash provided by operating activities	$23,151,000	$1,861,000	$8,715,000
Capital expenditures including acquisitions	7,749,000	10,253,000	16,359,000
Working capital	66,097,000	63,586,000	69,030,000
Long-term debt	0	0	0
Shareholders' equity	123,755,000	124,326,000	128,701,000
Per Share Data:
Net income—Diluted	$1.09	$.37	$2.41
Dividends declared	1.20	1.20	1.20
Book value at yearend	29.15	29.29	29.99
Market price at yearend	21.15	17.25	27.56

TO OUR SHAREHOLDERS:

On a 3.3% decline in revenues, net income from continuing operations increased nearly threefold. While net margins are not yet at acceptable levels, we are encouraged by the progress made during fiscal 2001. Net income from continuing operations increased to $4,634,000 or $1.09 per share, up 269% from $1,254,000 or $.29 per share in fiscal 2000. Other significant financial results for fiscal 2001 include:

  •
  Short-term debt dropped to $165,000, down $9.3 million from $9.5 at the prior year-end.

  •
  Through re-institution of stringent cost and expenditure controls, Selling, General and Administrative expenses were reduced $4.9 million on a $7.3 million decline in net sales.

  •
  Working capital increased to $66.1 million compared to $63.6 million at the previous yearend, largely due to continuing emphasis on inventory reductions.

  •
  While continuing to move forward with plant modernization projects, capital expenditures were $7.75 million, down from $9 million in fiscal 2000 and $15 million in fiscal 1999.

Residential Products

Our Residential Products Group faced many unexpected challenges during fiscal 2001. We entered the year on an up note and with a quite optimistic outlook. Unexpectedly, Home Base, our largest customer and with whom we had shared a successful relationship for many years, announced the closure of all its stores. The closure of this home improvement chain, to which we supplied product to approximately 80 stores and which accounted for close to 10% of our residential products net sales in fiscal 2000, adversely affected all our residential operations. However, through expanded marketing efforts, nearly all this volume had been replaced by yearend. Most of our demand in the California market is derived from the retrofit-remodeling market. This segment of the market seems to have suffered most from the slowdown in the economy and the accompanying drop in consumer confidence. During the year, we intentionally shrank the size of the market area of our wood window and door subsidiary. We found it not to be cost effective to continue to ship these products into Northern California and Arizona. Not only were delivery and transport costs excessive but the after-sale service area grew beyond a manageable size. The decline in wood products sales accounted for essentially 100% of the residential products revenue decline. With our highly resourceful management team, we are committed to maintaining excellent service to our customers.

Commercial Products

While net sales for this product segment increased only 2% for the year, net income increased 52%. Sales of our engineered products, typically exterior glazing systems for buildings 3 to 20 stories tall, had been stagnant for two years. The loss of key personnel and the delivery problems experienced in fiscal 2000 seriously hampered this portion of our business. With many of our experienced personnel back on board and with excellent service from our extrusion facilities, we anticipate rekindled growth in engineered products. We currently have Engineered Products teams in place at both our California and Texas facilities. Upon completion, Engineered Products will be added at the new Ontario, Canada facility. With regards to the Ontario facility, after several attempts at locating a suitable land site, we have acquired a parcel in Guelph (a suburb of Toronto), Ontario and construction of a 70,000 sq. foot facility is now underway, with completion anticipated in late calendar 2001. The facility, with full fabrication capability and a horizontal paint line, will service the greater Toronto area as well as the upper Midwest and Northeastern U.S. market.

We continue to press our engineering staff to keep us at the forefront of new product development. Testing of a new curtainwall system has been completed and product literature is being added to all our catalogs. Originally designed for the Canadian market, this system has sparked considerable interest in the U.S. market and will thus be offered throughout North America. We will soon be offering impact products for the Gulf Coast states and are in the early design stages on a unitized curtainwall system.

Extruded Products

The West Coast energy crisis, including a significant upward spike in natural gas prices, and the general slowdown in the nationwide economy did not bode well for our extrusion operations in fiscal 2001. Net tonnage shipped, including shipments to related companies, declined 9% from fiscal 2000 and were down 25% from fiscal 1999. We intend to increase our market share by offering a quality product with on time delivery at a competitive price. This has been our focus in fiscal 2001 and will remain so in fiscal 2002.

As was commented on last year at this time, we cannot let the mistakes of the past impede us in undertaking modernization projects necessary to keep us competitive in the future. During the year, without restricting our ability to meet customer demands, we successfully completed the overhaul of one of the five extrusion presses at our Alhambra facility. Currently scheduled are the reconditioning of two additional presses in fiscal 2002, one to be completed in late fall and the other in early calendar 2002. To meet ever tightening environmental standards and with rapidly escalating energy costs, during fiscal 2001 we successfully completed a major rework of our Alhambra remelt casthouse. We are now positioned to cast higher quality billet at reduced energy cost while at the same time meeting stringent emission standards.

Our management teams have demonstrated their ability to weather adverse market conditions. We intend to concentrate on the execution of our core competencies while remaining steadfast in our goal of improving shareholder value.

Cornelius C. Vanderstar Chairman Of The Board Chief Executive Officer	David C. Treinen President Chief Operating Officer

August 31, 2001

SELECTED FINANCIAL DATA

Year Ended June 30	2001	2000	1999	1998	1997
Sales by segment
Commercial	$114,436,000	$112,522,000	$124,839,000	$112,179,000	$104,919,000
Residential	58,374,000	60,967,000	53,045,000	49,546,000	54,767,000
Aluminum Extrusion	40,085,000	46,686,000	56,417,000	51,021,000	52,443,000

Total net sales	$212,895,000	$220,175,000	$234,301,000	$212,746,000	$212,129,000

Earnings
Gross profit	$40,287,000	$40,300,000	$53,900,000	$50,915,000	$44,780,000
Continuing operations	4,634,000	1,254,000	10,422,000	11,459,000	5,791,000
Net income	4,634,000	1,579,000	10,339,000	12,122,000	5,938,000
Per share:
Continuing operations—Diluted	$1.09	$.29	$2.43	$2.66	$1.36
Net income-Diluted	1.09	.37	2.41	2.82	1.39
Dividends declared	1.20	1.20	1.20	1.15	1.00
Financial Data at Yearend
Working capital	$66,097,000	$63,586,000	$69,030,000	$72,170,000	$65,820,000
Total assets	148,070,000	154,585,000	153,693,000	147,298,000	145,041,000
Long-term debt	0	0	0	0	0
Shareholders' equity	123,755,000	124,326,000	128,701,000	123,449,000	118,240,000

Prior year amounts for Sales and Gross Profit reflect reclassification of shipping and handling fees and costs as required by the adoption of EITF 00-10. See Current and Pending Accounting Changes on page 6 for more information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations

2001 vs. 2000

Net sales for fiscal 2001 decreased by $7,280,000 or 3.3% from net sales of fiscal 2000. Included is a $6,601,000 or 14.1% decrease by the Aluminum Extrusion Group, which continues its marketing efforts to regain customer confidence, which had been eroded as a result of last year's severe operational problems. Also included is a $2,593,000 or 4.3% decrease in sales of residential products resulting from management's decision to shrink the marketing area of our wood products subsidiary. This reduction in market area was undertaken to improve on-time delivery and bring the after-sale service area to a manageable size. Also a factor was the closure of the Home Base stores, a large chain of big box stores, to which we provided product to approximately 80 stores in their Western region. Through increased marketing efforts most of this volume had been replaced by yearend. Partially offsetting the decreases is a $1,914,000 or 1.7% increase in commercial products largely reflecting the full year contribution of our Ontario, Canada facility purchased in March 2000.

Gross profit increased to 18.9% of sales in 2001 as compared to 18.3% in 2000. Contributing to the increase are reduced costs at our extrusion operations reflecting the continuing recovery from the prior year's severe operational problems. As a group they achieved an 18% increase in shipments per man-hour in spite of an 8.7% decrease in total pounds shipped during the year. Somewhat offsetting these savings were higher production costs incurred by our Residential Group.

Selling, general and administrative expenses decreased by $4,862,000 or 12.8% from the prior year. The decreased expenses are primarily attributable to lower employment costs directly related to the aforementioned decrease in sales coupled with the prior year containing nonrecurring costs associated with realigning operating group management teams.

The decrease in net interest expense relates to increased funds available for investment during the year. Prior year net interest expense reflected credit line utilization, repaid during the September 2000 quarter, to fund heavy capital expenditures and increases in raw material inventories.

2000 vs. 1999

Net sales for fiscal 2000 decreased by $14,126,000 or 6.0% from net sales of fiscal 1999. Included is a $12,317,000 or 9.9% decrease in sales of commercial products primarily resulting from an inadequate supply of raw materials from our aluminum extrusion operations. Also included is a $9,731,000 or 17.2% decrease by the Aluminum Extrusion Group primarily resulting from lower production due to extended downtime during equipment upgrades and the problems encountered in the implementation of continuous flow manufacturing. Partially offsetting these is a $7,922,000 or 15.0% increase in residential products sales reflecting the strong market for these products.

Gross profit decreased to 18.3% of sales in 2000 as compared to 23.0% in 1999. The decrease is primarily attributable to higher material, labor and overhead expenses incurred in our extrusion operations resulting from downtime and inefficiencies associated with retraining personnel for the aforementioned conversion to continuous flow manufacturing.

Selling, general and administrative expenses increased by $314,000 or 0.1% from the prior year. Decreased continuing expenses to support the lower sales volume were offset by additional compensation, recruiting, relocation and severance costs associated with realigning operating group management teams.

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

Liquidity and Capital Resources

Working capital at June 30, 2001 was $66,097,000 compared to $63,586,000 at June 30, 2000 and $69,030,000 at June 30, 1999. The ratio of current assets to current liabilities was 4.4 at the end of 2001 compared to 3.5 at the end of 2000 and 4.4 at the end of 1999. The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements. Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately $7,749,000 in 2001, $9,031,000 in 2000 and $15,059,000 in 1999 were financed through internal cash flow, cash reserves and utilization of the lines of credit. Cash flows for fiscal 2001 include proceeds of $3,060,000 for sale of an excess facility. Additional cash flows include the fiscal year 2000 expenditure of $1,222,000 for an acquisition and the receipt of $3,921,000 from the sale of operating assets of the glass segment (see Note 9) and the fiscal year 1999 expenditure of $1,300,000 for an acquisition. The Company projects net capital expenditures of $13,000,000 for fiscal 2002. These expenditures are for expansion of production capacity as well as normal recurring capitalized replacement items. The Company anticipates financing these expenditures through internal cash flow, cash reserves and the utilization of its line of credit.

The Company had $20,000,000 in available credit at the end of 2001 under a short-term borrowing arrangement with a domestic bank.

The Company's financial condition remains strong. The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity, taken together, provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

Current and Pending Accounting Changes

The Emerging Issues Task Force (EITF) issued Number 00-10 (EITF 00-10) "Accounting for Shipping and Handling Fees and Costs", which the Company was required to adopt this year. In preparing the financial statements for the current year, the Company has applied the provisions of EITF 00-10 for all periods presented. Under the new requirements, shipping and handling charges incurred by the Company, which previously were included in Selling, General and Administrative expenses, are included in Costs of Sales. Shipping charges billed to customers, which previously were included as an offset to the Selling, General and Administrative expenses, are included in Net Sales.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (SFAS 141) "Business Combinations" and Statement No. 142 (SFAS 142) "Goodwill and Other Intangible Assets". SFAS 141 requires that all future business combinations be accounted for under the purchase method. Management believes that SFAS 141 will not have a material effect on the Company's consolidated financial position or results of operations. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Company will adopt SFAS 142 effective July 1, 2001. Management estimates that this adoption will contribute approximately $570,000 to consolidated pre-tax earnings in fiscal 2002.

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

QUARTERLY FINANCIAL DATA (UNAUDITED)

For the years ended June 30, 2001 and 2000

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001
Net sales	$54,897,000	$53,594,000	$50,221,000	$54,183,000
Gross profit	10,302,000	10,682,000	8,067,000	11,236,000
Net income	1,533,000	1,733,000	(216,000)	1,584,000
Earnings per share—Basic and Diluted	.36	.41	(.05)	.37
Dividends declared	.30	.30	.30	.30
Stock price—High	18.44	21.19	19.94	22.48
Stock price—Low	16.69	14.81	18.00	17.99
2000
Net sales	$59,991,000	$52,328,000	$51,987,000	$55,869,000
Gross profit	13,567,000	8,381,000	7,486,000	10,866,000
Net income	1,972,000	(348,000)	(1,224,000)	1,179,000
Earnings per share—Basic and Diluted	.46	(.08)	(.29)	.28
Dividends declared	.30	.30	.30	.30
Stock price—High	27.88	27.56	23.56	17.50
Stock price—Low	27.38	23.38	15.00	14.00

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of International Aluminum Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Los Angeles, California
August 21, 2001

CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30, 2001, 2000 and 1999

	2001	2000	1999
Net sales	$212,895,000	$220,175,000	$234,301,000
Cost of sales	172,608,000	179,875,000	180,401,000

Gross profit	40,287,000	40,300,000	53,900,000
Selling, general and administrative expenses	33,089,000	37,951,000	37,637,000

Income from operations	7,198,000	2,349,000	16,263,000
Interest income	71,000	3,000	379,000
Interest expense	(155,000)	(428,000)	(130,000)

Income from continuing operations before income taxes	7,114,000	1,924,000	16,512,000
Provision for income taxes	2,480,000	670,000	6,090,000

Income from continuing operations	4,634,000	1,254,000	10,422,000
Loss from discontinued operations	—	(52,000)	(83,000)
Gain on disposition of discontinued operations	—	377,000	—

Net income	$4,634,000	$1,579,000	$10,339,000

Earnings per share—Basic and Diluted:
Continuing operations	$1.09	$.29	$2.43
Discontinued operations	—	.08	(.02)

Total	$1.09	$.37	$2.41

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

June 30, 2001 and 2000

	2001	2000
Assets
Current assets:
Cash and cash equivalents	$5,915,000	$1,678,000
Accounts receivable, less reserve of $775,000 in 2001 and $730,000 in 2000	37,711,000	39,971,000
Inventories	37,731,000	43,384,000
Prepaid expenses and deposits	2,597,000	3,114,000
Future income tax benefits	1,406,000	1,113,000

Total current assets	85,360,000	89,260,000

Property, plant and equipment, at cost	114,693,000	111,149,000
Accumulated depreciation	(61,145,000)	(55,455,000)

Net property, plant and equipment	53,548,000	55,694,000

Other assets:
Costs in excess of net assets of purchased businesses	8,966,000	9,533,000
Other	196,000	98,000

Total other assets	9,162,000	9,631,000

	$148,070,000	$154,585,000

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$9,235,000	$6,503,000
Accrued liabilities	9,347,000	9,452,000
Advances payable to banks	165,000	9,470,000
Income taxes payable	516,000	249,000

Total current liabilities	19,263,000	25,674,000

Deferred income taxes	5,052,000	4,585,000

Total liabilities	24,315,000	30,259,000

Commitments (Note 5)
Shareholders' equity:
Common stock	4,765,000	4,765,000
Paid-in capital	4,123,000	4,123,000
Retained earnings	115,018,000	115,478,000
Accumulated other comprehensive income	(151,000)	(40,000)

Total shareholders' equity	123,755,000	124,326,000

	$148,070,000	$154,585,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:
Net income	$4,634,000	$1,579,000	$10,339,000
Adjustments for noncash transactions:
Depreciation and amortization	7,507,000	7,156,000	6,503,000
Change in deferred income taxes	174,000	559,000	68,000
Gain on disposition of businesses	—	(587,000)	—
Gain on sale of fixed assets	(390,000)	—	—
Changes in assets and liabilities:
Receivables	2,260,000	(2,051,000)	(4,315,000)
Inventories	5,653,000	(2,679,000)	(2,943,000)
Prepaid expenses and other	419,000	1,519,000	(1,540,000)
Accounts payable	2,732,000	(1,244,000)	(312,000)
Accrued liabilities	(105,000)	(2,547,000)	1,452,000
Income taxes payable	267,000	156,000	(537,000)

Net cash provided by operating activities	23,151,000	1,861,000	8,715,000

Cash flows from investing activities:
Capital expenditures	(7,749,000)	(9,031,000)	(15,059,000)
Proceeds from sales of capital assets	3,234,000	381,000	707,000
Acquisition of businesses	—	(1,222,000)	(1,300,000)
Disposition of businesses	—	3,921,000	—

Net cash used in investing activities	(4,515,000)	(5,951,000)	(15,652,000)

Cash flows from financing activities:
Dividends paid to shareholders	(5,094,000)	(5,122,000)	(5,151,000)
Net borrowings under lines of credit	(9,305,000)	9,396,000	—
Common stock repurchased	—	(775,000)	—
Proceeds from exercises of stock options	—	—	37,000

Net cash provided by (used in) financing activities	(14,399,000)	3,499,000	(5,114,000)

Net change in cash and cash equivalents	4,237,000	(591,000)	(12,051,000)
Cash and cash equivalents at beginning of year	1,678,000	2,269,000	14,320,000

Cash and cash equivalents at end of year	$5,915,000	$1,678,000	$2,269,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended June 30, 2001, 2000 and 1999

	Common Stock				Accumulated Other Comprehensive Income
			Paid-in Capital	Retained Earnings
	Shares	Amount				Total
Balance, June 30, 1998	4,290,494	$4,764,000	$4,087,000	$114,608,000	$(10,000)	$123,449,000
Net income				10,339,000		10,339,000
Translation adjustment					27,000	27,000

Total comprehensive income						10,366,000
Exercise of stock options	1,300	1,000	36,000			37,000
Cash dividends				(5,151,000)		(5,151,000)

Balance, June 30, 1999	4,291,794	4,765,000	4,123,000	119,796,000	17,000	128,701,000
Net income				1,579,000		1,579,000
Translation adjustment					(57,000)	(57,000)

Total comprehensive income						1,522,000
Repurchase of stock	(47,000)			(775,000)		(775,000)
Cash dividends				(5,122,000)		(5,122,000)

Balance, June 30, 2000	4,244,794	4,765,000	4,123,000	115,478,000	(40,000)	124,326,000
Net income				4,634,000		4,634,000
Translation adjustment					(111,000)	(111,000)

Total comprehensive income						4,523,000
Cash dividends				(5,094,000)		(5,094,000)

Balance, June 30, 2001	4,244,794	$4,765,000	$4,123,000	$115,018,000	$(151,000)	$123,755,000

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

The excess of the purchase price over the underlying book value of the companies acquired is classified as "Costs in excess of net assets of purchased businesses". The related amount of $12,655,000 is being amortized using the straight-line method over periods of up to forty years. Accumulated amortization totaled $3,689,000 at June 30, 2001 and $3,122,000 at June 30, 2000.

Long-Lived Assets

Whenever events indicate that the carrying values of long-lived assets including any related goodwill may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows. Management believes that, as of June 30, 2001, the carrying values of such assets are appropriate.

Shipping and Handling Fees and Costs

During the fiscal year ended June 30, 2001 the Company adopted EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." Accordingly, shipping and handling charges incurred by the Company are included in Cost of Sales and shipping charges billed to customers are included in Net Sales. Prior year information was reclassified to conform to the current presentation.

Note 2. Balance Sheet Components

Inventories, at the Lower of FIFO Cost or Market	2001	2000
Raw materials	$32,153,000	$36,693,000
Work in process	1,332,000	2,054,000
Finished goods	4,246,000	4,637,000

	$37,731,000	$43,384,000

Property, Plant and Equipment, at Cost	2001	2000
Land	$7,738,000	$7,719,000
Buildings and improvements	29,149,000	31,473,000
Machinery and equipment	76,463,000	71,957,000
Construction in process	1,343,000	—

	$114,693,000	$111,149,000

Accrued Liabilities	2001	2000
Wages and compensated absences	$4,246,000	$3,567,000
Taxes, other than income taxes	1,678,000	1,506,000
Dividends	1,273,000	1,273,000
Other	2,150,000	3,106,000

	$9,347,000	$9,452,000

Note 3. Statement of Cash Flows

Cash payments for interest were $242,000 in 2001, $513,000 in 2000 and $132,000 in 1999. Cash payments for income taxes were $1,841,000 in 2001, $2,129,000 in 2000 and $6,701,000 in 1999.

Note 4. Short-Term Debt and Lines of Credit

The Company has a loan agreement with a domestic bank providing for a $20,000,000 unsecured short-term line of credit at 55 basis points below the prevailing prime interest rate (6.20 percent at June 30, 2001 and 8.95 percent at June 30, 2000). There was no amount outstanding under the agreement at June 30, 2001. There was $9,000,000 outstanding under the agreement at June 30, 2000.

Note 5. Commitments

The Company is committed under real property lease agreements expiring at various dates to 2004. Certain of the leases have renewal options for periods up to five years and others provide for rent revisions at various dates. Under the leases the Company is obligated to pay property taxes, insurance and maintenance. All facility leases are classified as operating leases.

Real property rental expense was $1,065,000 in 2001, $1,125,000 in 2000 and $1,178,000 in 1999. Real property rental commitments are $917,000 in 2002, $655,000 in 2003 and $380,000 in 2004.

Note 6. Capital Stock

The Company has 500,000 shares of preferred stock authorized, with a $10 par value, of which none is outstanding. There are 10,000,000 shares of common stock authorized, $1 par value, of which there were 4,244,794 shares outstanding at June 30, 2001 and 2000.

Note 7. Stock Options

The Company grants stock options for the purchase of common stock to certain executive and managerial employees under the Company's 1991 Stock Option Plan. Options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and generally become exercisable over a five-year period. The Company applies APB Opinion 25 and related Interpretations in accounting for the plan, accordingly, no compensation cost has been recognized for those stock options. There would have been no material change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123, "Accounting for Stock-Based Compensation". The transactions for shares under options for the three years ended June 30, 2001 were:

	Outstanding		Exercisable
	Number Of Shares	Weighted-Average Exercise Price	Number Of Shares	Weighted-Average Exercise Price
Outstanding, June 30, 1998	248,000	$28.86	72,800	$28.00
Exercised	(1,300)	28.00
Forfeited	(31,500)	28.85

Outstanding, June 30, 1999	215,200	28.87	105,720	28.35
Forfeited	(67,500)	29.11

Outstanding, June 30, 2000	147,700	28.76	103,300	28.43
Forfeited	(27,200)	29.64

Outstanding, June 30, 2001	120,500	28.56	111,100	28.36

Stock Option Summary at June 30, 2001:
$28.00-$31.56 (Life: 4.4-6.6 years)	120,500	28.56	111,100	28.36
Available for future grants	377,200

Note 8. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted average common and potentially dilutive common equivalent shares outstanding determined as follows:

	2001	2000	1999
Weighted average shares outstanding used to compute basic EPS	4,244,794	4,277,332	4,291,479
Incremental shares issuable upon the exercise of stock options	—	—	4,186

Shares used to compute diluted EPS	4,244,794	4,277,332	4,295,665

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.

Note 9. Acquisitions and Divestitures

During the second quarter of the prior year, the Company sold most all of the operating assets of its Glass segment, excluding land and buildings, for $3,921,000. The land and buildings were leased to the buyer. The Glass segment is accounted for as a discontinued operation, and accordingly, amounts in the income statements and related notes for all periods shown have been restated to reflect discontinued operations accounting. Summarized results of the discontinued businesses are shown separately as discontinued operations in the accompanying income statements. Operating results of the discontinued segment, in thousands of dollars, are as follows:

	2000	1999
Net sales	$6,760	$15,265
Loss before income taxes	$(82)	$(133)
Income tax benefit	(30)	(50)

Loss from discontinued operations	(52)	(83)
Gain on disposition of discontinued operations, net of $210 income tax expense	377	—

Net income (loss) from discontinued segment	$325	$(83)

Earnings per share:
Discontinued operations	$(.01)	$(.02)
Gain on disposition of discontinued operations	.09	—

Also during the prior year, the Company formed a wholly owned subsidiary named United States Aluminum of Canada-Ontario, Ltd., which became a member of the Commercial Products Group. In March 2000, the new subsidiary completed the $1,222,000 cash purchase of selected assets and liabilities of a Toronto, Ontario commercial storefront and curtain wall company. The $502,000 excess of the purchase price over the estimated fair value of the net assets was allocated to goodwill and is being amortized on a straight-line basis over 5 years. Proforma information has not been presented, as it is not materially different from historical results.

During the second quarter of fiscal 1999, International Window-Colorado, Inc., a member of the Residential Products Group, completed the $1,300,000 cash purchase of selected assets and liabilities of a Denver, Colorado residential window and door company. The $574,000 excess of the purchase price over the estimated fair value of the net assets was allocated to goodwill and is being amortized on a straight-line basis over 15 years.

Note 10. Income Taxes

The components of income before United States and foreign income taxes are:

	2001	2000	1999
Domestic	$6,495,000	$1,768,000	$15,958,000
Foreign	619,000	661,000	421,000

	$7,114,000	$2,429,000	$16,379,000

The provision for income taxes is comprised of the following:

	2001	2000	1999
Current —
Federal	$1,857,000	$197,000	$5,338,000
State	191,000	(157,000)	634,000
Foreign	258,000	251,000	—

	2,306,000	291,000	5,972,000

Deferred —
Federal	200,000	524,000	63,000
State	(2,000)	35,000	5,000
Foreign	(24,000)	—	—

	174,000	559,000	68,000

	$2,480,000	$850,000	$6,040,000

A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

	2001	2000	1999
Taxes on book income at statutory rate	$2,419,000	$826,000	$5,733,000
Increases (decreases) resulting from:
State income taxes, net of Federal income tax benefit	125,000	(81,000)	415,000
Nondeductible goodwill	22,000	143,000	189,000
Federal tax credits	(94,000)	(116,000)	(142,000)
Other	8,000	78,000	(155,000)

Provision for income taxes	$2,480,000	$850,000	$6,040,000

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities at yearend are as follows:

	2001	2000
Inventory	$389,000	$371,000
Accrued liabilities	855,000	730,000
Other	162,000	12,000

Net deferred tax asset	$1,406,000	$1,113,000

Property, plant and equipment	$4,866,000	$4,390,000
Other	186,000	195,000

Net deferred tax liability	$5,052,000	$4,585,000

No provision for U.S. taxes has been made for undistributed earnings of the foreign subsidiaries since it is expected that the major portion of such earnings will continue to be reinvested for an indefinite period.

Note 11. Segment Information

The Company's operations are organized and managed by product type. The Company currently operates in three segments of the building products industry: Commercial Products, Residential Products and Aluminum Extrusions. See Note 9 for information regarding the prior year sale of the operating assets of the Glass Products segment. See the front cover for a description of the products of each segment and the back cover for a listing of the subsidiaries of each segment.

The Company uses a portion of its aluminum extrusion production in its Commercial and Residential segments. Transfers are made at market prices. Accounting policies for the segments are the same as those described in Note 1. The Company evaluates performance based on operating income or loss before any allocation of corporate overhead, interest or taxes.

The following is significant financial information by operating segment, reconciling to the Company's totals.

	Sales			Operating Income
(In thousands)	2001	2000	1999	2001	2000	1999
Commercial	$114,822	$112,587	$124,903	$11,616	$8,618	$13,171
Residential	58,991	61,398	53,266	3,215	3,977	2,803
Aluminum Extrusion	91,860	100,148	114,162	677	(3,583)	8,016

Total segments	265,673	274,133	292,331	15,508	9,012	23,990
Eliminations	(52,778)	(53,958)	(58,030)	(184)	893	1,188
Corporate	—	—	—	(8,126)	(7,556)	(8,915)

Total	$212,895	$220,175	$234,301	$7,198	$2,349	$16,263

	Capital Expenditures			Depreciation and Amortization
(In thousands)	2001	2000	1999	2001	2000	1999
Commercial	$2,075	$825	$2,388	$2,172	$2,096	$1,951
Residential	2,739	3,760	2,871	2,262	2,005	1,767
Aluminum Extrusion	2,585	4,188	6,370	2,323	2,241	1,811
Glass	—	—	2,542	—	—	326

Total segments	7,399	8,773	14,171	6,757	6,342	5,855
Corporate	350	258	888	750	814	648

Total	$7,749	$9,031	$15,059	$7,507	$7,156	$6,503

	Total Assets
(In thousands)	2001	2000
Commercial	$66,994	$66,937
Residential	32,405	32,510
Aluminum Extrusion	38,032	43,779

Total segments	137,431	143,226
Corporate	10,639	11,359

Total	$148,070	$154,585

CORPORATE INFORMATION

DIRECTORS	OFFICERS
Cornelius C. Vanderstar Chairman of the Board Chief Executive Officer	David C. Treinen President; Secretary Chief Operating Officer
David C. Treinen	Ronald L. Rudy Senior Vice President—Operations
David M. Antonini Partner in White, Nelson & Co. LLP	Mitchell K. Fogelman Senior Vice President—Finance
John P. Cunningham Retired President of International Aluminum Corporation	Stanley M. Kutch Vice President—Information Systems
Alexander L. Dean President of David Brooks Company	Susan L. Leone Vice President—Human Resources
Joel F. McIntyre Attorney At Law
Kenneth D. Peterson, Jr. Chief Executive Officer of Columbia Ventures Corporation
STOCK TRANSFER AGENT AND REGISTRAR	ELECTRONIC TRANSFER OF DIVIDENDS
Continental Stock Transfer & Trust Company 2 Broadway New York, NY 10004 (212) 509-4000 Internet at www.continentalstock.com	For information and forms, write to: Corporate Secretary International Aluminum Corporation P. O. Box 6 Monterey Park, CA 91754
STOCK EXCHANGE LISTINGS	ANNUAL SHAREHOLDERS MEETING
The Company's common stock (trading symbol: IAL) is listed on the New York Stock Exchange and the Pacific Exchange	2 p.m., Thursday, October 25, 2001 International Aluminum Corporation 767 Monterey Pass Road Monterey Park, CA 91754

SUBSIDIARIES BY SEGMENT

COMMERCIAL (Exterior Products)	RESIDENTIAL
Douglas R. Ellerbrock Executive Vice President Commercial Products Group	George L. Hall Executive Vice President Residential Products Group
United States Aluminum Corporation Vernon, California	International Window Corporation South Gate, California
United States Aluminum Corporation-Illinois Bedford Park, Illinois Boston, Massachusetts Detroit, Michigan	International Window-Northern California Hayward, California International Window-Arizona, Inc. Phoenix, Arizona
United States Aluminum Corporation-Texas Waxahachie, Texas Denver, Colorado St. Louis, Missouri Dallas, Texas Houston, Texas	Maestro Products, Inc. Moreno Valley, California International Window-Colorado, Inc. Denver, Colorado
United States Aluminum Corporation-Carolina Rock Hill, South Carolina Atlanta, Georgia Baltimore, Maryland
United States Aluminum of Canada-British Columbia, Ltd. Langley, British Columbia, Canada
United States Aluminum of Canada-Ontario, Ltd. Burlington, Ontario, Canada
ALUMINUM EXTRUSION
COMMERCIAL (Interior Products)	Robert Dunn Executive Vice President Aluminum Extrusion Group
John C. Poe General Manager	International Extrusion Corporation Alhambra, California
Raco Interior Products, Inc. Houston, Texas Waxahachie, Texas	International Extrusion Corporation-Texas Waxahachie, Texas

International Aluminum Corporation 767 Monterey Pass Road Monterey Park, California 91754
Tel:	(323) 264-1670
Fax:	(323) 266-3838
Web:	www.intlalum.com

QuickLinks

REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS