Form 10-K, Exhibit 13
period 2002-06-30
INTERNATIONAL ALUMINUM CORP
filed 2002-09-23
CIK 51103

INTERNATIONAL

  ALUMINUM

 CORPORATION

2002 Annual Report

COMPANY PROFILE

INTERNATIONAL ALUMINUM CORPORATION is an integrated building products manufacturer of diversified lines of quality aluminum and vinyl products.  The Company is headquartered in Monterey Park, California and has approximately 1,500 employees.  Operations are conducted through thirteen North American subsidiaries.  The Company’s primary internet website is located at www.intlalum.com .

PRODUCTS BY SEGMENT

COMMERCIAL — Curtainwalls, window walls, slope glazed systems, storefront framing, entrance doors and frames, commercial operable windows, interior officefronts, office partitions and interior doors and frames for the commercial building and tenant improvement markets.  Product information is available at www.usalum.com and www.racointeriors.com.

RESIDENTIAL — Extensive lines of windows and patio doors manufactured from vinyl and aluminum and aluminum wardrobe mirror doors for the residential building and remodeling markets.  Product information is available at www.intlwindow.com.

ALUMINUM EXTRUSION — Mill finish, anodized, painted and fabricated aluminum extrusions.  Product information is available at www.intlextrusion.com.

CONTENTS

Financial Highlights
Letter to Shareholders
Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quarterly Financial Data
Report of Independent Accountants
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Corporate Information
Subsidiaries by Segment

FINANCIAL HIGHLIGHTS

Fiscal Years Ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Operating Results:
Net sales	$193,728,000	$209,909,000	$214,652,000

Income from continuing operations	$1,017,000	$4,915,000	$1,187,000
Income (loss) from discontinued operations	(1,065,000)	(281,000)	392,000
Cumulative effect of accounting change	(7,935,000)	—	—
Net income (loss)	$(7,983,000)	$4,634,000	$1,579,000

Financial Data:

Net cash provided by operating activities	$11,778,000	$23,151,000	$1,861,000
Capital expenditures including acquisitions	11,783,000	7,749,000	10,253,000

Working capital	58,057,000	66,097,000	63,586,000
Long-term debt	—	—	—
Shareholders’ equity	110,805,000	123,755,000	124,326,000

Per Share Data:

Continuing operations — Diluted	$.24	$1.16	$.28
Income (loss) from discontinued operations — Diluted	(.25)	(.07)	.09
Cumulative effect of accounting change — Diluted	(1.87)	—	—
Net income (loss) — Diluted	$(1.88)	$1.09	$.37

Dividends declared	1.20	1.20	1.20

Book value at yearend	26.10	29.15	29.29
Market price at yearend	20.50	21.15	17.25

TO OUR SHAREHOLDERS:

Income from continuing operations plummeted to $1,017,000 or $.24 per share for the year, down sharply from the $4,915,000 or $1.16 per share of income from continuing operations for fiscal 2001. Sales revenues declined 7.7% to $193,728,000 for the year.  Other significant items effecting net income for all sources for the year were:

•      A $1,065,000 or $.25 per share loss from discontinued operations resulting from the closure of Maestro Products, our residential wood window and door operation.

•      A negative $7,935,000  or $1.87 per share cumulative effect of a change in accounting to reflect the write-down of impaired goodwill as a result of the required adoption of  SFAS 142  (see note 12 to the accompanying financial statements).

The net loss for the year, including the loss from discontinued operations and goodwill impairment, was $7,983,000 or $1.88 per share versus net income of $4,634,000 or $1.09 per share for fiscal 2001.

The high level of optimism with which we entered fiscal 2002 was quickly shattered by two completely unrelated events, each of which occurred on consecutive days in early September of 2001:

•     On September 10, 2001, our South Gate, California Residential Products

       subsidiary was hit with an unanticipated labor strike which officially ended in mid-March 2002 but from which we are still feeling the after-effects.

•     The tragic terrorist attacks of September 11th which continue to this day to have a dampening effect on the nation’s economic recovery.

Residential Products

Net sales for this product segment declined 15.8% with a predominant portion attributable to the above mentioned labor strike at our South Gate, California facility.  Overnight we found ourselves in the unenviable position of locating and training an entire workforce while at the same time attempting to maintain our high quality, service and delivery standards.   Although we experienced a period where some customers found it necessary to temporarily shift to alternative suppliers, we are extremely appreciative of the loyalty of the majority of our dealer network who stuck with us through this very trying period.  At mid-year we received notice that due to quality and delivery problems, we were permanently losing the account of a large home improvement retailer, supplied by all our residential locations on a regional basis, which had theretofore accounted for 12% of segment sales.  We have redirected our marketing focus to expand and better serve our dealer network and will no longer pursue the high volume, low margin, high maintenance cost big-box retailers.

After operating Maestro Products for a number of years with less than satisfactory results and with declining sales volume, we made the decision in December 2001 to cease operations in order to minimize losses.   This will allow us to concentrate our efforts on our core aluminum and vinyl product lines.  Several new product offerings are planned for fiscal 2003.  Aggressive marketing programs were introduced during the year and custom designed user friendly quote preparation and order processing software programs were released to our dealers late in the year.

Commercial Products

Sales for this product segment declined 5.2% from fiscal 2001.  Operating income declined 6.5% to $10,862,000 from fiscal 2001’s operating income of $11,616,000.  Following the September 2001 terrorist attacks the population’s seemingly greater confidence in national security plus low mortgage rates sparked a revival in housing demand.  The same cannot be said for the commercial sector as the less-than-robust economy continued to cause commercial entities to defer large cash outlays on projects not deemed as vital.  Late in the second quarter of fiscal 2002, United States Aluminum of Canada — Ontario moved to a newly constructed 70,000 square foot facility located in Guelph, Ontario, a suburb of greater Toronto.  This full line facility, including fabrication, fill and debridge, and a state-of-the-art horizontal paint line greatly expands our presence in the Toronto marketplace as well as enhancing our service capabilities in the upper Midwest and Northeastern U.S. markets.  In April 2002 a new horizontal paint line was put into service at our Vernon, California facility.  In-house painting results in lower costs and significantly improves our competitive position on painted orders.

During the year we successfully completed the testing of a new storefront system designed to meet the rigid code requirements for the high wind-zone and hurricane prone Gulf states.  This new product offering has been well accepted by the market and plans are to expand this offering to include a curtainwall system.  Late in the year United States Aluminum-Texas introduced the 7200 and 7400 Series commercial window lines.  The 7200, which has been highly successful in western Canada, is designed for standard commercial applications whereas the 7400 Series high performance window meets the design specifications called out in major institutional applications.  The design phase of a unitized curtainwall system has been completed and the required extrusion dies are nearing completion.  Testing is scheduled for mid-October with product availability scheduled for mid-November.

Extruded Products

The Extruded Products Group continued to be impacted by both soft demand and depressed pricing.  Net tonnage shipped remained relatively flat as compared to fiscal 2001 while sales revenues declined approximately 4% for the year.  Much needed capital expenditure projects were completed in FY 2002.  At our Alhambra facility the primary anodizing line was completely refurbished and an additional extrusion press was overhauled during the year.  Our Texas facility added oil filtration systems on all its extrusion presses, implemented a water reduction discharge system and made significant improvements to its anodizing line.  In an attempt to minimize the impact of high energy costs at the Alhambra facility, we have modified production hours so that selective manufacturing processes are only operated during off-peak billing periods.  With no end to the soft market in sight, we will seek added business from existing accounts as well as aggressively pursuing new business.  At the same time, we will explore every avenue available to continue to reduce expenses.

Financial Condition

Our financial condition continues to be excellent.  We finished the year with no debt and a working capital ratio of 4.6 to 1, up from the 4.4 to 1 at which we closed fiscal 2001.  With the completion of an extensive three year capital expenditure program, expenditures for fiscal 2003 are projected at $5,000,000, down significantly from the $12,000,000 expended during the 2002 year.

Cornelius C. Vanderstar	David C. Treinen
Chairman of the Board	President
Chief Executive Officer	Chief Operating Officer

September 6, 2002

SELECTED FINANCIAL DATA

	Year Ended June 30
	2002	2001	2000	1999	1998
Sales by segment
Commercial	$108,510,000	$114,436,000	$112,522,000	$124,839,000	$112,179,000
Residential	46,651,000	55,388,000	55,444,000	47,680,000	44,707,000
Aluminum Extrusion	38,567,000	40,085,000	46,686,000	56,417,000	51,021,000
Total net sales	$193,728,000	$209,909,000	$214,652,000	$228,936,000	$207,907,000

Earnings
Gross profit	$33,811,000	$39,985,000	$39,304,000	$52,873,000	$49,818,000

Continuing operations	$1,017,000	$4,915,000	$1,187,000	$10,476,000	$11,467,000
Income (loss) from disc. ops.	(1,065,000)	(281,000)	392,000	(137,000)	655,000
Cum. effect of acctg. change	(7,935,000)	—	—	—	—
Net income (loss)	$(7,983,000)	$4,634,000	$1,579,000	$10,339,000	$12,122,000

Per share:
Net income (loss)—Diluted	$(1.88)	$1.09	$.37	$2.41	$2.82
Dividends declared	1.20	1.20	1.20	1.20	1.15

Financial Data at Yearend
Working capital	$58,057,000	$66,097,000	$63,586,000	$69,030,000	$72,170,000
Total assets	132,724,000	148,070,000	154,585,000	153,693,000	147,298,000
Long-term debt	—	—	—	—	—
Shareholders’ equity	110,805,000	123,755,000	124,326,000	128,701,000	123,449,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations

2002 vs. 2001

Net sales for fiscal 2002 decreased by $16,181,000 or 7.7% from fiscal 2001.  The economic slowdown has been felt to varying degrees at all of our operating groups.  Included is an $8,737,000 or 15.8% decrease by the Residential Products Group.  A prolonged trade union strike at our South Gate, California facility limited our ability to maintain normal delivery schedules to our customers in the territory serviced from this location.  This led directly to the loss of a large home improvement chain that was supplied on a regional basis and at mid-year had accounted for 12% of residential group sales.  Strike related service, quality, and delivery problems also resulted in some customers temporarily shifting to alternative suppliers during the heart of the strike.  The strike terminated in March with an unconditional offer to return to work.  Sales for the Commercial Products Group declined $5,926,000 or 5.2%.  Most all of the North American marketing areas experienced declines as the softening in the commercial construction industry continued to take its toll.  Sales for the Aluminum Extrusion Group decreased $1,518,000 or 3.8% when compared to last year as they experienced continued pressure on volume and prices.  Although overall group sales were down, demand strengthened during the last half of the year in the area served by our Texas facility.

Gross profit decreased to 17.5% of sales in 2002 as compared to 19.0% in 2001.  Several factors contributed to this decline.  Due to the aforementioned strike, the Residential Products Group incurred higher costs due to production inefficiencies resulting from the hiring and training of replacement personnel.  In addition, higher labor and overhead costs, including significantly increased utility costs, were incurred at our California extrusion facility as their decline in overall volume increased unit cost of production.  An increase in overall labor costs also reflects a significant swing from last year’s recovery to additional expense this year for current year workers’ compensation claims.

Selling, general and administrative expenses increased to 16.8% of sales in fiscal 2002 as compared to 15.4% in fiscal 2001.  The increase reflects additional expense for retrospective workers’ compensation adjustments for prior year claims and strike related high security and legal costs. Partially offsetting these costs was a reduction in employment related costs and the discontinuance of goodwill amortization (see Note 12).

Net interest expense decreased compared to the prior year reflecting lower utilization of our domestic line of credit.

The effective tax rate decreased to 23.0% in fiscal 2002 compared to 34.8% last year.  This decline reflects available tax credits offsetting a lower income base.

2001 vs. 2000

Net sales for fiscal 2001 decreased by $4,743,000 or 2.2% from net sales of fiscal 2000.  Included is a $6,601,000 or 14.1% decrease by the Aluminum Extrusion Group, which continues its marketing efforts to regain customer confidence, which had been eroded as a result of last year’s severe operational problems.  Partially offsetting the decrease is a $1,914,000 or 1.7% increase in commercial products largely reflecting the full year contribution of our Ontario, Canada facility purchased in March 2000.  Sales of residential products were flat compared to the prior year.  Contributing to this was the closure of the Home Base stores, a large chain of big box stores, to which we provided product to approximately 80 stores in their Western region.  Through increased marketing efforts most of this volume had been replaced by yearend.

Gross profit increased to 19.0% of sales in 2001 as compared to 18.3% in 2000.  Contributing to the increase are reduced costs at our extrusion operations reflecting the continuing recovery from the prior year’s severe operational problems.  As a group they achieved an 18% increase in shipments per man-hour in spite of an 8.7% decrease in total pounds shipped during the year.  Somewhat offsetting these savings were higher production costs incurred by our Residential Group.

Selling, general and administrative expenses decreased by $4,702,000 or 12.7% from the prior year.  The decreased expenses are primarily attributable to lower employment costs directly related to the aforementioned decrease in sales coupled with the prior year containing nonrecurring costs associated with realigning operating group management teams.

The decrease in net interest expense relates to increased funds available for investment during the year.  Prior year net interest expense reflected credit line utilization, repaid during the September 2000 quarter, to fund heavy capital expenditures and increases in raw material inventories.

Liquidity and Capital Resources

Working capital at June 30, 2002 was $58,057,000 compared to $66,097,000 at June 30, 2001 and $63,586,000 at June 30, 2000.  The ratio of current assets to current liabilities was 4.6 at the end of 2002 compared to 4.4 at the end of 2001 and 3.5 at the end of 2000.  The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements.  Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately $11,783,000 in 2002, $7,749,000 in 2001 and $9,031,000 in 2000 were financed through internal cash flow, cash reserves and utilization of the lines of credit.  Cash flows include proceeds for sales of excess facilities of $1,655,000 in fiscal 2002 and $3,060,000 in fiscal 2001.  Additional cash flows include the fiscal year 2000 expenditure of $1,222,000 for an acquisition and the receipt of $3,921,000 from the sale of operating assets of the glass segment (see Note 8). The Company projects net capital expenditures of $5,000,000 for fiscal 2003.  These expenditures are for expansion of production capacity as well as normal recurring capitalized replacement items.  The Company anticipates financing these expenditures through internal cash flow, cash reserves and the utilization of its line of credit.

The Company had $20,000,000 in available credit at the end of 2002 under a short-term borrowing arrangement with a domestic bank.

The Company’s financial condition remains strong.  The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity, taken together, provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

Critical Accounting Policies

The summary of Accounting Policies within the Notes to the Consolidated Financial Statements includes the significant policies and procedures used in the preparation of the Company’s consolidated financial statements.  The following is a discussion of each of the Company’s critical accounting policies:

Revenue Recognition

Sales are recognized when products are shipped or when services are provided assuming no significant Company obligations remain and the collection of related receivables is probable.  Revenue recognition on product sales is not subject to significant estimates, as the Company has not experienced significant product returns.

Valuation of Receivables

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  The Company performs ongoing credit evaluations of its customers.  If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  Changes in the credit worthiness of customers, general economic conditions and other factors may impact the level of future write-offs.

Valuation of Inventory

The Company periodically reviews inventory items and overall stocking levels to ensure that adequate reserves exist for inventory deemed obsolete or excessive.  In making this determination, the Company considers historical stocking levels, recent sales of similar items and anticipated demand for these items.  Changes in factors such as customer demand, new product offerings and other matters could affect the level of inventory obsolescence in the future.

Current and Pending Accounting Changes

In May 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 145 (SFAS 145) “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections”.  SFAS 145 revises the accounting for early extinguishment of debt.  Management believes that SFAS 145 will not have a material effect on the Company’s consolidated financial position or results of operations.

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146 (SFAS 146) “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS 146 revises the accounting for exit or disposal activities requiring that costs associated with these activities be initially measured at fair value and recognized when the liability is incurred.  In periods subsequent to the initial measurement, adjustments to the liability are recorded in the period of change and charged to the same line items in the statement of income used when the related costs were initially recognized.  The provisions of SFAS No. 146 are required to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

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

QUARTERLY FINANCIAL DATA (UNAUDITED)

For the years ended June 30, 2002 and 2001

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2002
Net sales	$53,264,000	$47,302,000	$46,473,000	$46,689,000
Gross profit	9,673,000	7,554,000	8,209,000	8,375,000
Income from continuing operations	1,108,000	(722,000)	392,000	239,000
Net income (loss)	(7,003,000)	(1,611,000)	392,000	239,000
Earnings per share — Basic and Diluted:
Continuing operations	.26	(.17)	.09	.06
Net income (loss)	(1.65)	(.38)	.09	.06
Dividends declared	.30	.30	.30	.30
Stock price — High	26.68	25.15	23.85	22.07
Stock price — Low	21.05	21.20	15.50	18.50

2001
Net sales	$54,132,000	$52,673,000	$49,658,000	$53,446,000
Gross profit	10,269,000	10,510,000	8,076,000	11,130,000
Income from continuing operations	1,667,000	1,721,000	(106,000)	1,633,000
Net income (loss)	1,533,000	1,733,000	(216,000)	1,584,000
Earnings per share — Basic and Diluted:
Continuing operations	.39	.41	(.02)	.38
Net income (loss)	.36	.41	(.05)	.37
Dividends declared	.30	.30	.30	.30
Stock price — High	18.44	21.19	19.94	22.48
Stock price — Low	16.69	14.81	18.00	17.99

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

International Aluminum Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California

August 21, 2002

CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Net sales	$193,728,000	$209,909,000	$214,652,000
Cost of sales	159,917,000	169,924,000	175,348,000
Gross profit	33,811,000	39,985,000	39,304,000
Selling, general and administrative expenses	32,464,000	32,355,000	37,057,000
Income from operations	1,347,000	7,630,000	2,247,000
Interest income	44,000	71,000	3,000
Interest expense	(69,000)	(155,000)	(428,000)
Income from continuing operations before income taxes	1,322,000	7,546,000	1,822,000
Provision for income taxes	305,000	2,631,000	635,000
Income from continuing operations	1,017,000	4,915,000	1,187,000
Income (loss) from discontinued operations	(1,065,000)	(281,000)	15,000
Gain on disposition of discontinued operations	—	—	377,000
Cumulative effect of accounting change	(7,935,000)	—	—
Net income (loss)	$(7,983,000)	$4,634,000	$1,579,000

Earnings per share — Basic and Diluted:
Continuing operations	$.24	$1.16	$.28
Discontinued operations	(.25)	(.07)	.09
Cumulative effect of accounting change	(1.87)	—	—
Total	$(1.88)	$1.09	$.37

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

June 30, 2002 and 2001

Assets	2002	2001
Current assets:
Cash and cash equivalents	$3,495,000	$5,915,000
Accounts receivable, less reserve of $1,092,000 in 2002 and $775,000 in 2001	31,811,000	37,711,000
Inventories	33,401,000	37,731,000
Prepaid expenses and deposits	3,665,000	2,597,000
Future income tax benefits	1,675,000	1,406,000
Total current assets	74,047,000	85,360,000

Property, plant and equipment, at cost	122,759,000	114,693,000
Accumulated depreciation	(65,466,000)	(61,145,000)
Net property, plant and equipment	57,293,000	53,548,000

Other assets:
Costs in excess of net assets of purchased businesses	1,030,000	8,966,000
Other	354,000	196,000
Total other assets	1,384,000	9,162,000
	$132,724,000	$148,070,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$6,575,000	$9,235,000
Accrued liabilities	8,295,000	9,347,000
Advances payable to banks	1,034,000	165,000
Income taxes payable	86,000	516,000
Total current liabilities	15,990,000	19,263,000

Deferred income taxes	5,929,000	5,052,000
Total liabilities	21,919,000	24,315,000

Commitments (Note 4)

Shareholders’ equity:
Common stock	4,765,000	4,765,000
Paid-in capital	4,123,000	4,123,000
Retained earnings	101,941,000	115,018,000
Accumulated other comprehensive income	(24,000)	(151,000)
Total shareholders’ equity	110,805,000	123,755,000
	$132,724,000	$148,070,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$(7,983,000)	$4,634,000	$1,579,000
Adjustments for noncash transactions:
Depreciation and amortization	6,987,000	7,507,000	7,156,000
Change in deferred income taxes	608,000	174,000	559,000
Gain on disposition of businesses	—	—	(587,000)
Gain on sale of fixed assets	(631,000)	(390,000)	—
Cumulative effect of accounting change	7,935,000	—	—
Changes in assets and liabilities:
Receivables	5,900,000	2,260,000	(2,051,000)
Inventories	4,330,000	5,653,000	(2,679,000)
Prepaid expenses and other	(1,226,000)	419,000	1,519,000
Accounts payable	(2,660,000)	2,732,000	(1,244,000)
Accrued liabilities	(1,052,000)	(105,000)	(2,547,000)
Income taxes payable	(430,000)	267,000	156,000
Net cash provided by operating activities	11,778,000	23,151,000	1,861,000

Cash flows from investing activities:
Capital expenditures	(11,783,000)	(7,749,000)	(9,031,000)
Proceeds from sales of capital assets	1,810,000	3,234,000	381,000
Acquisition of businesses	—	—	(1,222,000)
Disposition of businesses	—	—	3,921,000
Net cash used in investing activities	(9,973,000)	(4,515,000)	(5,951,000)

Cash flows from financing activities:
Dividends paid to shareholders	(5,094,000)	(5,094,000)	(5,122,000)
Net borrowings under lines of credit	869,000	(9,305,000)	9,396,000
Common stock repurchased	—	—	(775,000)
Net cash provided by (used in) financing activities	(4,225,000)	(14,399,000)	3,499,000

Net change in cash and cash equivalents	(2,420,000)	4,237,000	(591,000)
Cash and cash equivalents at beginning of year	5,915,000	1,678,000	2,269,000
Cash and cash equivalents at end of year	$3,495,000	$5,915,000	$1,678,000

Supplemental cash flow information:
Interest payments	$67,000	$242,000	$513,000
Income tax payments	$1,011,000	$1,841,000	$2,129,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2002, 2001 and 2000

					Accumulated Other Comprehensive

	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Income	Total
Balance, June 30, 1999	4,291,794	$4,765,000	$4,123,000	$119,796,000	$17,000	$128,701,000

Net income				1,579,000		1,579,000
Translation adjustment					(57,000)	(57,000)
Total comprehensive income						1,522,000
Repurchase of stock	(47,000)			(775,000)		(775,000)
Cash dividends				(5,122,000)		(5,122,000)
Balance, June 30, 2000	4,244,794	4,765,000	4,123,000	115,478,000	(40,000)	124,326,000

Net income				4,634,000		4,634,000
Translation adjustment					(111,000)	(111,000)
Total comprehensive income						4,523,000
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2001	4,244,794	4,765,000	4,123,000	115,018,000	(151,000)	123,755,000

Net income (loss)				(7,983,000)		(7,983,000)
Translation adjustment					127,000	127,000
Total comprehensive income						(7,856,000)
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2002	4,244,794	$4,765,000	$4,123,000	$101,941,000	$(24,000)	$110,805,000

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Significant Accounting Policies and Procedures

Description of Business and Principles of Consolidation

International Aluminum Corporation (the Company) is an integrated building products manufacturer of diversified lines of quality aluminum and vinyl products.  The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries.  All significant intercompany transactions and accounts have been eliminated in consolidation.  Certain reclassifications of prior year information were made to conform to the current presentation.

Revenue Recognition

Sales are recognized when products are shipped or services are provided assuming no significant Company obligations remain and the collection of related receivables is probable.

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

Foreign Currency Translation

Assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and revenues and expenses are translated at average rates prevailing during the year.  Local currency is considered to be the functional currency.  Translation adjustments are deferred into accumulated other comprehensive income, a separate component of shareholders’ equity.  Foreign currency transaction gains and losses are included in results of operations as incurred.

Depreciation and Amortization

Depreciation and amortization are provided over the estimated useful lives of the assets (up to 40 years for buildings and 3 to 20 years for machinery and equipment) or the remaining terms of the leases, whichever is shorter, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

The excess of the purchase price over the underlying book value of the companies acquired is classified as “Costs in excess of net assets of purchased businesses”.  Upon adoption of FAS No. 142 in fiscal 2002, the amortization of these costs was discontinued.  At June 30, 2002 the related amount of $1,745,000 had accumulated amortization of $715,000.  At June 30, 2001 the related amount of $12,655,000 had accumulated amortization of $3,689,000.

Investment Tax Credits

Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

Long-Lived Assets

Whenever events indicate that the carrying values of long-lived assets including any related goodwill may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows.  Management believes that, as of June 30, 2002, the carrying values of such assets are appropriate.

Shipping and Handling Fees and Costs

Shipping and handling charges incurred by the Company are included in Cost of Sales and shipping charges billed to customers are included in Net Sales.

Note 2.  Balance Sheet Components

Inventories, at the Lower of FIFO Cost or Market	2002	2001
Raw materials	$28,576,000	$32,153,000
Work in process	560,000	1,332,000
Finished goods	4,265,000	4,246,000
	$33,401,000	$37,731,000

Property, Plant and Equipment, at Cost	2002	2001
Land	$7,665,000	$7,738,000
Buildings and improvements	29,900,000	29,149,000
Machinery and equipment	84,636,000	76,463,000
Construction in process	558,000	1,343,000
	$122,759,000	$114,693,000

Accrued Liabilities	2002	2001
Wages and compensated absences	$4,064,000	$4,246,000
Taxes, other than income taxes	1,447,000	1,678,000
Dividends	1,273,000	1,273,000
Other	1,511,000	2,150,000
	$8,295,000	$9,347,000

Note 3.  Short-Term Debt and Lines of Credit

The Company has a loan agreement with a domestic bank providing for a $20,000,000 unsecured short-term line of credit. There were no amounts outstanding under the agreement at June 30, 2002 or June 30, 2001.  Additionally the Company’s foreign subsidiaries have loan agreements with foreign banks providing for $1,600,000 in secured short-term lines of credit, at the prevailing Canadian prime interest rate.There was $1,034,000 outstanding under the foreign agreements at June 30, 2002 and $165,000 outstanding at June 30, 2001.

Note 4.  Commitments

The Company is committed under real property lease agreements expiring at various dates to 2006.  Certain of the leases have renewal options for periods up to five years and others provide for rent revisions at various dates.  Under the leases the Company is obligated to pay property taxes, insurance and maintenance.  All facility leases are classified as operating leases.

Real property rental expense was $1,000,000 in 2002, $1,065,000 in 2001 and $1,125,000 in 2000.  Real property rental commitments are $891,000 in 2003, $615,000 in 2004, $328,000 in 2005 and $250,000 in 2006.

Note 5.  Capital Stock

The Company has 500,000 shares of preferred stock authorized, with a $10 par value, of which none is outstanding.  There are 10,000,000 shares of common stock authorized, $1 par value, of which there were 4,244,794 shares outstanding at June 30, 2002 and 2001.

Note 6.  Stock Options

The Company granted stock options for the purchase of common stock to certain executive and managerial employees under the Company’s 1991 Stock Option Plan, whose expired granting authority has been transferred to the successor plan, the 2001 Stock Option Plan.  Options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and generally become exercisable over a five-year period.  The Company applies APB Opinion 25 and related Interpretations in accounting for the plan, accordingly, no compensation cost has been recognized for those stock options. There would have been no material change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123, “Accounting for Stock-Based Compensation”.  The transactions for shares under options for the three years ended June 30, 2002 were:

	Outstanding		Exercisable
	Number Of Shares	Weighted-Average Exercise Price	Number Of Shares	Weighted-Average Exercise Price

Outstanding, June 30, 1999	215,200	$28.87	105,720	$28.35
Forfeited	(67,500)	29.11
Outstanding, June 30, 2000	147,700	28.76	103,300	28.43
Forfeited	(27,200)	29.64
Outstanding, June 30, 2001	120,500	28.56	111,100	28.36
Forfeited	(12,500)	28.71
Outstanding, June 30, 2002	108,000	28.54	103,800	28.45

Stock Option Summary at June 30, 2002:
$ 28.00-$31.56 (Life: 3.4-5.6 years)	108,000	28.54	103,800	28.45
Available for future grants	389,700

Note 7.  Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding.  Diluted earnings per share is computed by dividing net income by the weighted average common and potentially dilutive common equivalent shares outstanding determined as follows:

	2002	2001	2000
Weighted average shares outstanding used to compute basic EPS	4,244,794	4,244,794	4,277,332
Incremental shares issuable upon the exercise of stock options	—	—	—
Shares used to compute diluted EPS	4,244,794	4,244,794	4,277,332

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.

Note 8.  Acquisitions and Divestitures

During the second quarter of the current year, the Company announced the closure of Maestro Products, its wood window and door subsidiary, which was a component of the Residential Products segment.  In accordance with the adoption of SFAS No. 144, Maestro Products is accounted for as a discontinued operation, therefore, amounts in the income statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.  Included in Maestro Products results for the current year are $1,175,000 of charges related to the write down of various assets, primarily inventory.

During fiscal 2000, the Company sold most all of the operating assets of its Glass segment, excluding land and buildings, for cash in the amount of $3,921,000.  The land and buildings were leased to the buyer.  The Glass segment is accounted for as a discontinued operation, accordingly amounts in the income statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.

Summarized results of the discontinued businesses are shown separately as discontinued operations in the accompanying income statements.  Results of the discontinued operations, in thousands of dollars, are as follows:

	2002	2001	2000
Net sales	$1,398	$2,896	$12,283

Income (loss) before income taxes	$(1,770)	$(432)	$20
Income tax provision (benefit)	(705)	(151)	5
Income (loss) from discontinued operations	(1,065)	(281)	15
Gain on disposition of discontinued operations, net of $210 income tax expense	—	—	377

Net income (loss) from discontinued operations	$(1,065)	$(281)	$392

Earnings per share:
Discontinued operations	$(.25)	$(.07)	$—
Gain on disposition of discontinued operations	—	—	.09

Also during fiscal 2000, the Company formed a wholly owned subsidiary named United States Aluminum of Canada-Ontario, Ltd., a member of the Commercial Products Group.  In March 2000, the new subsidiary completed the $1,222,000 cash purchase of selected assets and liabilities of a Toronto, Ontario commercial storefront and curtain wall company.  The $502,000 excess of the purchase price over the estimated fair value of the net assets was allocated to goodwill.  Proforma information has not been presented, as it is not materially different from historical results.

Note 9. Income Taxes

The components of income before United States and foreign income taxes are:

	2002	2001	2000
Domestic	$(8,365,000)	$6,495,000	$1,768,000
Foreign	(18,000)	619,000	661,000
	$(8,383,000)	$7,114,000	$2,429,000

The provision for income taxes is comprised of the following:

	2002	2001	2000
Current —
Federal	$(945,000)	$1,857,000	$197,000
State	(337,000)	191,000	(157,000)
Foreign	274,000	258,000	251,000
	(1,008,000)	2,306,000	291,000
Deferred —
Federal	918,000	200,000	524,000
State	19,000	(2,000)	35,000
Foreign	(329,000)	(24,000)	—
	608,000	174,000	559,000
	$(400,000)	$2,480,000	$850,000

A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

	2002	2001	2000
Taxes on book income at statutory rate	$(2,850,000)	$2,419,000	$826,000
Increases (decreases) resulting from:
State income taxes, net of Federal income tax benefit	(210,000)	125,000	(81,000)
Nondeductible goodwill	2,698,000	22,000	143,000
Federal tax credits	13,000	(94,000)	(116,000)
Other	(51,000)	8,000	78,000
Provision for income taxes	$(400,000)	$2,480,000	$850,000

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities at yearend are as follows:

	2002	2001
Accounts receivable	$396,000	$279,000
Inventory	346,000	389,000
Accrued liabilities	885,000	855,000
Other	48,000	(117,000)
Net deferred tax asset	$1,675,000	$1,406,000

Property, plant and equipment	$5,757,000	$4,866,000
Other	172,000	186,000
Net deferred tax liability	$5,929,000	$5,052,000

No provision for U.S. taxes has been made for undistributed earnings of the foreign subsidiaries since it is expected that the major portion of such earnings will continue to be reinvested for an indefinite period.

Note 10.  Segment Information

The Company’s operations are organized and managed by product type.  The Company currently operates in three segments of the building products industry:  Commercial Products, Residential Products and Aluminum Extrusions.  See the front cover for a description of the products of each segment and the back cover for a listing of the subsidiaries of each segment.

The Company uses a portion of its aluminum extrusion production in its Commercial and Residential segments.  Transfers are made at market prices.  Accounting policies for the segments are the same as those described in Note 1. The Company evaluates performance based on operating income or loss before any allocation of corporate overhead, interest or taxes.

The following is significant financial information by operating segment, reconciling to the Company’s totals.

	Sales			Operating Income
(In thousands)	2002	2001	2000	2002	2001	2000
Commercial	$108,945	$114,822	$112,587	$10,862	$11,616	$8,618
Residential	47,240	56,005	55,875	(446)	3,647	3,875
Aluminum Extrusion	85,946	91,860	100,148	(2,181)	677	(3,583)
Total segments	242,131	262,687	268,610	8,235	15,940	8,910
Eliminations	(48,403)	(52,778)	(53,958)	693	(184)	893
Corporate	—	—	—	(7,581)	(8,126)	(7,556)
Total	$193,728	$209,909	$214,652	$1,347	$7,630	$2,247

	Capital Expenditures			Depreciation and Amortization
(In thousands)	2002	2001	2000	2002	2001	2000
Commercial	$6,347	$2,075	$825	$1,861	$2,172	$2,096
Residential	949	2,739	3,760	2,126	2,262	2,005
Aluminum Extrusion	4,031	2,585	4,188	2,483	2,323	2,241
Total segments	11,327	7,399	8,773	6,470	6,757	6,342
Corporate	456	350	258	517	750	814
Total	$11,783	$7,749	$9,031	$6,987	$7,507	$7,156

	Total Assets
(In thousands)	2002	2001
Commercial	$63,537	$66,994
Residential	28,776	32,405
Aluminum Extrusion	34,915	38,032
Total segments	127,228	137,431
Corporate	5,496	10,639
Total	$132,724	$148,070

Note 11.  Current and Pending Accounting Changes

In May 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 145 (SFAS 145) “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections”.  SFAS 145 revises the accounting for early extinguishment of debt.  Management believes that SFAS 145 will not have a material effect on the Company’s consolidated financial position or results of operations.

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146 (SFAS 146) “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS 146 revises the accounting for exit or disposal activities requiring that costs associated with these activities be initially measured at fair value and recognized when the liability is incurred.  In periods subsequent to the initial measurement, adjustments to the liability are recorded in the period of change and charged to the same line items in the statement of income used when the related costs were initially recognized.  The provisions of SFAS No. 146 are required to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Note 12.  Change in Accounting

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” effective July 1, 2001 and as a result has not amortized goodwill for the twelve months ended June 30, 2002.  Excluding goodwill amortization for fiscal years 2001 and 2000 would have increased reported net income to $5,190,000 or $1.22 per basic and diluted share, and to $2,063,000 or $.48 per basic and diluted share, respectively.  SFAS No. 142 also requires that existing goodwill be reviewed for impairment using a revised methodology.  The Company has completed the transitional goodwill impairment test and determined that a non-cash transition charge was required.  As a result, the Company recorded a charge of $7,935,000 to reduce goodwill related to a reporting unit within the Commercial Products Group.  The transition charge is reflected as a cumulative effect of an accounting change effective July 1, 2001 and previously reported results for the quarter ended September 30, 2001 have been retroactively adjusted.

CORPORATE INFORMATION

DIRECTORS	OFFICERS

Cornelius C. Vanderstar	David C. Treinen
Chairman of the Board	President; Secretary
Chief Executive Officer	Chief Operating Officer

David C. Treinen	Ronald L. Rudy
Senior Vice President — Operations
Ronald L. Rudy
Mitchell K. Fogelman
David M. Antonini	Senior Vice President — Finance
Partner in White, Nelson & Co. LLP
Stanley M. Kutch
John P. Cunningham	Vice President — Information Systems
Retired President of
International Aluminum Corporation	Susan L. Leone
Vice President — Human Resources
Alexander L. Dean
President of David Brooks Company

Joel F. McIntyre
Attorney At Law

STOCK TRANSFER AGENT AND REGISTRAR	ELECTRONIC TRANSFER OF DIVIDENDS

Continental Stock Transfer & Trust Company	For information and forms, write to:
17 Battery Place	Corporate Secretary
New York, NY 10004	International Aluminum Corporation
(212) 509-4000	P. O. Box 6
Internet at www.continentalstock.com	Monterey Park, CA 91754

STOCK EXCHANGE LISTINGS	ANNUAL SHAREHOLDERS MEETING

The Company’s common stock (trading	2 p.m., Thursday, October 31, 2002
symbol: IAL) is listed on the New York	International Aluminum Corporation
Stock Exchange	767 Monterey Pass Road
Monterey Park, CA 91754

SUBSIDIARIES BY SEGMENT

COMMERCIAL	RESIDENTIAL

Douglas R. Ellerbrock	George L. Hall
Executive Vice President	Executive Vice President
Commercial Products Group	Residential Products Group

Exterior Products	International Window Corporation
South Gate, California
United States Aluminum Corporation
Vernon, California	International Window-Northern California
Hayward, California
United States Aluminum Corporation-Illinois
Bedford Park, Illinois	International Window-Arizona, Inc.
Boston, Massachusetts	Phoenix, Arizona
Detroit, Michigan
International Window-Colorado, Inc.
United States Aluminum Corporation-Texas	Denver, Colorado
Waxahachie, Texas
Denver, Colorado
St. Louis, Missouri
Dallas, Texas
Houston, Texas

United States Aluminum Corporation-Carolina
Rock Hill, South Carolina
Atlanta, Georgia
Baltimore, Maryland

United States Aluminum Of Canada—British Columbia, Ltd.
Langley, British Columbia, Canada
ALUMINUM EXTRUSION
United States Aluminum Of Canada—Ontario, Ltd.
Guelph, Ontario, Canada	Robert Dunn
Executive Vice President
Aluminum Extrusion Group

Interior Products

International Extrusion Corporation
Raco Interior Products, Inc.	Alhambra, California
Houston, Texas
Waxahachie, Texas	International Extrusion Corporation-Texas
Dallas, Texas	Waxahachie, Texas

International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, California 91754
Tel: (323) 264-1670
Fax: (323) 266-3838
Web: www.intlalum.com