Form 10-K, Exhibit 13
period 2003-06-30
INTERNATIONAL ALUMINUM CORP
filed 2003-09-25
CIK 51103

Exhibit 13.1

INTERNATIONAL
ALUMINUM
CORPORATION

2003 Annual Report

COMPANY PROFILE

INTERNATIONAL ALUMINUM CORPORATION is an integrated building products manufacturer of diversified lines of quality aluminum and vinyl products.  The Company is headquartered in Monterey Park, California and has approximately 1,400 employees.  Operations are conducted through twelve North American subsidiaries.  The Company’s primary Internet website is located at www.intlalum.com.

PRODUCTS BY SEGMENT

COMMERCIAL - Curtainwalls, window walls, slope glazed systems, storefront framing, entrance doors and frames, commercial operable windows, interior officefronts, office partitions and interior doors and frames for the commercial building and tenant improvement markets.  Product information is available at www.usalum.com and www.racointeriors.com.

RESIDENTIAL - Extensive lines of windows and patio doors manufactured from vinyl and aluminum and aluminum wardrobe mirror doors for the residential building and remodeling markets.  Product information is available at www.intlwindow.com.

ALUMINUM EXTRUSION - Mill finish, anodized, painted and fabricated aluminum extrusions.  Product information is available at www.intlextrusion.com.

CONTENTS

Financial Highlights
Letter to Shareholders
Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quarterly Financial Data
Report of Independent Auditors
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Corporate Information
Subsidiaries by Segment

FINANCIAL HIGHLIGHTS

Fiscal Years Ended June 30, 2003, 2002 and 2001

	2003	2002	2001

Operating Results:

Net sales	$192,549,000	$191,429,000	$207,343,000

Income from continuing operations	$4,426,000	$1,485,000	$5,212,000
Loss from discontinued operations	(1,697,000)	(1,533,000)	(578,000)
Cumulative effect of accounting change	—	(7,935,000)	—
Net income (loss)	$2,729,000	$(7,983,000)	$4,634,000

Financial Data:

Net cash provided by operating activities	$14,715,000	$11,843,000	$23,110,000
Capital expenditures	2,847,000	11,848,000	7,712,000

Working capital	62,929,000	58,057,000	66,097,000
Long-term debt	—	—	—
Shareholders’ equity	109,536,000	110,805,000	123,755,000

Per Share Data:

Continuing operations - Diluted	$1.04	$.35	$1.23
Loss from discontinued operations - Diluted	(.40)	(.36)	(.14)
Cumulative effect of accounting change - Diluted	—	(1.87)	—
Net income (loss) - Diluted	$.64	$(1.88)	$1.09

Dividends declared	$1.20	$1.20	$1.20

Book value at yearend	25.80	26.10	29.15
Market price at yearend	21.85	20.50	21.15

To Our Shareholders

On a slight increase in sales, income from continuing operations rose to $4,426,000 or $1.04 per share for the year, up sharply from the $1,485,000 or $.35 per share income from continuing operations for fiscal 2002.  Sales revenues were $192,549,000 versus the $191,429,000 attained in fiscal 2002.  Net income for the year, including a $1,697,000 loss from discontinued operations, was $2,729,000 or $.64 per share versus a loss of $7,983,000 or $1.88 per share for fiscal 2002.  Fiscal 2002 included losses from discontinued operations of $1,533,000 and a $7,935,000 write-down of impaired goodwill resulting from the adoption of SFAS 142 (see notes 8 and 12 to the accompanying financial statements).

Residential Products

Fiscal 2003 was a year of recovery for our Residential Products Group.  The refocusing of our marketing efforts towards better serving our dealer network was reflected in significantly increased revenues and dramatically improved operating income.  Sales for this product segment increased to $53,586,000, up 21% from fiscal 2002.  From essentially a breakeven position in fiscal 2002, operating income increased to just short of $8.6 million in fiscal 2003.  Fiscal 2002’s results were negatively impacted by a six month long labor strike at our South Gate, California facility and by our no longer supplying high volume, low margin, high maintenance cost big-box retailers.

Late in the fiscal year your Board of Directors made the decision to discontinue the operations of International Window-Colorado.  Since its acquisition in late calendar year 1998 Window-Colorado had not performed up to expectations and recently had incurred losses at an accelerated pace.  Although the closure resulted in our incurring a significant loss from discontinued operations for the year, we have been able to substantially reduce forecasted group capital expenditure requirements for fiscal 2004 by the transfer of major equipment items to our other facilities.

Although the overall economy has shown signs of weakness, interest rates continue at low levels.  New home construction is running at a rate not seen in well over a decade and home improvement spending continues at a rapid pace.  As we move forward in fiscal 2004 we plan on building on the success of fiscal 2003.

Commercial Products

While the residential markets remained generally robust throughout the year, the same cannot be said for the commercial construction arena.  Sales for this product segment declined 10% from fiscal 2002 which was in itself down more than 5% from the preceding year.  Operating income for the group declined 37.5% to $6,782,000 from fiscal 2002’s operating income of $10,862,000.  The commercial construction industry continued to face several constraints – a general sense of caution arising from the fragile economy, high vacancy rates for commercial properties and the sharply diminished fiscal health of the federal and state governments. Market conditions were very similar to those which existed in the late 80’s and early 90’s.  As commercial construction declined, competitive pressure forced sharply lower prices in order to maintain market share thereby significantly eroding margins.

We continue to expand our product offerings to meet the new testing protocols for high wind-zone hurricane prone regions.  What originally encompassed three counties in Southern Florida has now grown to nearly the entire Eastern seaboard around the Gulf states through Texas.  The events of September 11th have intensified demand for blast resistant products for institutional and government buildings.  Also under development are a thermal door line for the extreme Northern marketing areas and a single hung window line to complement the projected, fixed and casement window product lines introduced last year.

Extruded Products

Our Extruded Products Group continues to suffer from reduced demand and extremely competitive pricing. Total tonnage shipped to all customers, including intercompany, remained stable for the year.  Net tonnage shipped to outside customers increased approximately 13% over fiscal 2002 while revenues increased only 8% due to price competition.  A very high percentage of our total volume is directed to the architectural building products so until there is improvement in the commercial building environment we anticipate little improvement in net operating results.  During the past year our emphasis has been on pursuing new business while at the same time stringently controlling costs as evidenced by the near $2 million drop in operating loss on a $2.8 million drop in total revenues.

Financial Condition

We continue to maintain an extremely strong financial condition with no long-term debt and working capital exceeding $60 million at yearend.  Having completed an extensive three year $28 million capital expenditure program in fiscal 2002, capital expenditures for fiscal 2004 are projected at $3,500,000, up from the $2,800,000 expended during 2003 but still well below our fiscal 2003 non-cash depreciation charges of nearly $7 million.

Cornelius C. Vanderstar

David C. Treinen

Chairman of the Board

President

Chief Executive Officer

Chief Operating Officer

September 5, 2003

SELECTED FINANCIAL DATA

Year Ended June 30	2003	2002	2001	2000	1999

Sales by segment

Commercial	$97,345,000	$108,510,000	$114,436,000	$112,522,000	$124,839,000
Residential	53,586,000	44,352,000	52,822,000	52,766,000	45,491,000
Aluminum Extrusion	41,618,000	38,567,000	40,085,000	46,686,000	56,417,000
Total net sales	$192,549,000	$191,429,000	$207,343,000	$211,974,000	$226,747,000

Earnings
Gross profit	$35,350,000	$33,999,000	$39,929,000	$38,873,000	$52,491,000

Continuing operations	$4,426,000	$1,485,000	$5,212,000	$1,274,000	$10,561,000
Income (loss) from disc. ops.	(1,697,000)	(1,533,000)	(578,000)	305,000	(222,000)
Cum. effect of acctg. change	—	(7,935,000)	—	—	—
Net income (loss)	$2,729,000	$(7,983,000)	$4,634,000	$1,579,000	$10,339,000

Per share:
Net income (loss)-Diluted	$.64	$(1.88)	$1.09	$.37	$2.41
Dividends declared	1.20	1.20	1.20	1.20	1.20

Financial Data at Yearend
Working capital	$62,929,000	$58,057,000	$66,097,000	$63,586,000	$69,030,000
Total assets	133,243,000	132,724,000	148,070,000	154,585,000	153,693,000
Long-term debt	—	—	—	—	—
Shareholders’ equity	109,536,000	110,805,000	123,755,000	124,326,000	128,701,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations

2003 vs. 2002

Net sales for fiscal 2003 increased by $1,120,000 or 0.6% from fiscal 2002.  Included is a $9,234,000 or 20.8% increase by the Residential Products Group.  In addition to higher levels of new home construction and home improvement remodeling, this increase reflects continued recovery of revenues lost due to last year’s trade union strike at our South Gate, California facility as well as replacing sales volume formerly directed to large home improvement centers.  During the prior year the Residential subsidiaries ceased serving as a stocking supplier for these stores that we previously supplied on a regional basis.  Last year sales to large home improvement centers amounted to 9.0% of Residential segment sales compared to only 2.2% for the current year.  Sales of the Aluminum Extrusion Group increased by $3,051,000 or 7.9% when compared to last year.  Net tonnage shipped, particularly in the area served by our Texas facility, increased by 12.5%.  Although the U.S. market for aluminum extrusions remains sluggish, the Texas facility has benefited from expanded geographic market penetration.  This Group continues to experience strong pressure on pricing.  Sales of the Commercial Products Group declined by $11,165,000 or 10.3% when compared to last year, reflective of the continued soft commercial construction market coupled with increased competitive conditions.

Gross profit increased to 18.4% of sales in 2003 as compared to 17.8% in 2002.  The Residential Products Group achieved significantly decreased material, labor and overhead cost percentages compared to the prior year, reflecting the substantially higher sales volume and the continued recovery from prior year’s strike related inefficiencies.  The Aluminum Extrusion Group also experienced decreased cost percentages as production efficiencies gained from the higher tonnage offset lower per unit sales prices.  Partially offsetting these decreases were higher cost percentages incurred at the Commercial Products Group due to lower sales prices resulting from an increasingly competitive marketplace.  The heightened competition for the reduced number of major projects during this year has especially impacted our United States Aluminum facility in Texas.

Selling, general and administrative expenses decreased by $3,595,000 to 14.8% of sales in fiscal 2003 as compared to 16.7% in fiscal 2002.  Excluding a $631,000 gain on the sale of a former operating facility that was recognized during the first quarter last year, the overall decrease would have been $4,226,000.  Of this decrease, $1,958,000 is attributable to retrospective workers’ compensation policies which provided income of $1,064,000 in fiscal 2003 compared to expense of $894,000 in fiscal 2002.  This swing results from anticipated refunds of previously expensed premiums due to favorable changes in actual and projected claim activity.  The $2,268,000 remainder of the decrease primarily reflects reduced employment and advertising costs as well as the prior year containing some additional costs for strike related security and legal services.

Net interest expense decreased compared to the prior year reflecting lower utilization of our foreign lines of credit.

The effective tax rate increased to 35.7% in fiscal 2003 compared to 23.1% last year.  The prior year was abnormally low due to available tax credits offsetting a lower income base.

2002 vs. 2001

Net sales for fiscal 2002 decreased by $15,914,000 or 7.7% from fiscal 2001.  The economic slowdown has been felt to varying degrees at all of our operating groups.  Included is an $8,470,000 or 16.0% decrease by the Residential Products Group.  A prolonged trade union strike at our South Gate, California facility limited our ability to maintain normal delivery schedules to our customers in the territory serviced from this location.  This led directly to the loss of a large home improvement chain that was supplied on a regional basis and at mid-year had accounted for 14% of residential group sales.  Strike related service, quality, and delivery problems also resulted in some customers temporarily shifting to alternative suppliers during the heart of the strike.  The strike terminated in March with an unconditional offer to return to work.  Sales for the Commercial Products Group declined $5,926,000 or 5.2%.  Most all of the North American marketing areas experienced declines as the softening in the commercial construction industry continued to take its toll.  Sales for the Aluminum Extrusion Group decreased $1,518,000 or 3.8% when compared to last year as they experienced continued pressure on volume and prices.  Although overall group sales were down, demand strengthened during the last half of the year in the area served by our Texas facility.

Gross profit decreased to 17.8% of sales in 2002 as compared to 19.3% in 2001.  Several factors contributed to this decline.  Due to the aforementioned strike, the Residential Products Group incurred higher costs due to production inefficiencies resulting from the hiring and training of replacement personnel.  In addition, higher labor and overhead costs, including significantly increased utility costs, were incurred at our California extrusion facility as their decline in overall volume increased unit cost of production.  An increase in overall labor costs also reflects a significant swing from last year’s recovery to additional expense this year for current year workers’ compensation claims.

Selling, general and administrative expenses increased to 16.7% of sales in fiscal 2002 as compared to 15.4% in fiscal 2001.  The increase reflects additional expense for retrospective workers’ compensation adjustments for prior year claims and strike related high security and legal costs. Partially offsetting these costs was a reduction in employment related costs and the discontinuance of goodwill amortization (see Note 12).

Net interest expense decreased compared to the prior year reflecting lower utilization of our domestic line of credit.

The effective tax rate decreased to 23.1% in fiscal 2002 compared to 34.8% last year.  This decline reflects available tax credits offsetting a lower income base.

Liquidity and Capital Resources

Working capital at June 30, 2003 was $62,929,000 compared to $58,057,000 at June 30, 2002 and $66,097,000 at June 30, 2001.  The ratio of current assets to current liabilities was 4.6 at the end of 2003 compared to 4.6 at the end of 2002 and 4.4 at the end of 2001.  The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements.  Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Capital expenditures for property, plant and equipment of approximately $2,847,000 in 2003, $11,848,000 in 2002 and $7,712,000 in 2001 were financed through internal cash flow and cash reserves.  Cash flows include proceeds for sales of excess facilities of $2,450,000 in fiscal 2003, $1,655,000 in fiscal 2002 and $3,060,000 in fiscal 2001.  The Company projects net capital expenditures of $3,500,000 for fiscal 2004.  These expenditures are for expansion of production capacity as well as normal recurring capitalized replacement items.

The Company anticipates financing these expenditures through internal cash flow and cash reserves.

The Company had $20,000,000 in available credit at the end of 2003 under a short-term borrowing arrangement with a domestic bank.

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

Current and Pending Accounting Changes

In November 2002, the FASB issued Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others” (FIN 45).  The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.  The impact of such adoption did not have a material effect on the Company’s financial statements.  See Note 11 for additional information.

In January 2003, the FASB issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46).  FIN 46 is an interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements”, and addresses consolidation by business enterprises of variable interest entities (VIE’s).  The Company does not hold any interest in VIE’s and therefore the adoption of this interpretation will not impact the Company’s consolidated financial statements.  See Note 11 for additional information.

In January 2003, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. As the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation, the adoption of SFAS No. 148 will not impact the financial condition or results of operations.

The Company applies APB Opinion 25 and related interpretations in accounting for stock options granted to employees and, accordingly, does not recognize compensation cost for grants whose exercise price equals the market price of the stock on the date of grant.  There would have been no change to reported net income and earnings per share amounts had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation”, due to the lack of option grants during the last five years, the typical vesting period of the Company’s options.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  As the Company has not issued such instruments adoption of this statement will not have an impact on reported results.  See Note 11 for additional information.

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

QUARTERLY FINANCIAL DATA (UNAUDITED)

For the years ended June 30, 2003 and 2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Net sales	$49,144,000	$45,784,000	$47,648,000	$49,973,000
Gross profit	9,606,000	7,106,000	9,103,000	9,535,000
Income from continuing operations	912,000	839,000	1,129,000	1,546,000
Net income	699,000	662,000	907,000	461,000
Earnings per share - Basic and Diluted:
Continuing operations	.21	.20	.27	.36
Net income	.16	.16	.21	.11
Dividends declared	.30	.30	.30	.30
Stock price - High	20.51	19.49	18.74	22.20
Stock price - Low	16.05	16.30	17.21	18.15

2002
Net sales	$52,555,000	$46,608,000	$46,065,000	$46,201,000
Gross profit	9,698,000	7,549,000	8,362,000	8,390,000
Income (loss) from continuing operations	1,210,000	(655,000)	521,000	409,000
Net income (loss)	(7,003,000)	(1,611,000)	392,000	239,000
Earnings per share - Basic and Diluted:
Continuing operations	.28	(.15)	.12	.10
Net income (loss)	(1.65)	(.38)	.09	.06
Dividends declared	.30	.30	.30	.30
Stock price - High	26.68	25.15	23.85	22.07
Stock price - Low	21.05	21.20	15.50	18.50

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

International Aluminum Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12, the Company adopted Statement of Financial Accounting Standards No. 142, “ Goodwill and Other Intangible Assets”.  Accordingly, the Company ceased amortizing goodwill as of July 1, 2001.

PricewaterhouseCoopers LLP
Los Angeles, California
August 22, 2003

CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Net sales	$192,549,000	$191,429,000	$207,343,000
Cost of sales	157,199,000	157,430,000	167,414,000
Gross profit	35,350,000	33,999,000	39,929,000
Selling, general and administrative expenses	28,448,000	32,043,000	31,843,000
Income from operations	6,902,000	1,956,000	8,086,000
Interest income	11,000	44,000	71,000
Interest expense	(26,000)	(69,000)	(155,000)
Income from continuing operations before income taxes	6,887,000	1,931,000	8,002,000
Provision for income taxes	2,461,000	446,000	2,790,000
Income from continuing operations	4,426,000	1,485,000	5,212,000
Loss from discontinued operations	(1,697,000)	(1,533,000)	(578,000)
Cumulative effect of accounting change	—	(7,935,000)	—
Net income (loss)	$2,729,000	$(7,983,000)	$4,634,000

Earnings per share - Basic and Diluted:
Continuing operations	$1.04	$.35	$1.23
Discontinued operations	(.40)	(.36)	(.14)
Cumulative effect of accounting change	—	(1.87)	—
Total	$.64	$(1.88)	$1.09

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

June 30, 2003 and 2002

	2003	2002
Assets

Current assets:
Cash and cash equivalents	$12,570,000	$3,495,000
Accounts receivable, less reserve of $1,384,000 in 2003 and $1,092,000 in 2002	34,336,000	31,811,000
Inventories	28,551,000	33,401,000
Prepaid expenses and deposits	2,583,000	3,665,000
Future income tax benefits	2,239,000	1,675,000
Total current assets	80,279,000	74,047,000

Property, plant and equipment, at cost	120,829,000	122,759,000
Accumulated depreciation	(68,999,000)	(65,466,000)
Net property, plant and equipment	51,830,000	57,293,000

Other assets:
Costs in excess of net assets of purchased businesses	605,000	1,030,000
Other	529,000	354,000
Total other assets	1,134,000	1,384,000
	$133,243,000	$132,724,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$7,407,000	$6,575,000
Accrued liabilities	9,054,000	8,295,000
Advances payable to banks	590,000	1,034,000
Income taxes payable	299,000	86,000
Total current liabilities	17,350,000	15,990,000

Deferred income taxes	6,357,000	5,929,000
Total liabilities	23,707,000	21,919,000

Commitments (Note 4)

Shareholders’ equity:
Common stock	4,765,000	4,765,000
Paid-in capital	4,123,000	4,123,000
Retained earnings	99,576,000	101,941,000
Accumulated other comprehensive income	1,072,000	(24,000)
Total shareholders’ equity	109,536,000	110,805,000
	$133,243,000	$132,724,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2003, 2002 and 2001

	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$2,729,000	$(7,983,000)	$4,634,000
Adjustments for noncash transactions:
Depreciation and amortization	6,985,000	6,988,000	7,511,000
Change in deferred income taxes	(91,000)	608,000	174,000
Gain on sale of fixed assets	—	(631,000)	(390,000)
Loss on discontinued operations	1,144,000	1,175,000	—
Cumulative effect of accounting change	—	7,935,000	—
Changes in assets and liabilities:
Receivables	(2,362,000)	5,798,000	2,217,000
Inventories	3,894,000	3,392,000	5,609,000
Prepaid expenses and other	899,000	(1,270,000)	416,000
Accounts payable	570,000	(2,687,000)	2,772,000
Accrued liabilities	745,000	(1,052,000)	(105,000)
Income taxes payable	202,000	(430,000)	272,000
Net cash provided by operating activities	14,715,000	11,843,000	23,110,000

Cash flows from investing activities:
Capital expenditures	(2,847,000)	(11,848,000)	(7,712,000)
Proceeds from sales of capital assets	2,824,000	1,810,000	3,234,000
Net cash used in investing activities	(23,000)	(10,038,000)	(4,478,000)

Cash flows from financing activities:
Dividends paid to shareholders	(5,094,000)	(5,094,000)	(5,094,000)
Net borrowings under lines of credit	(575,000)	869,000	(9,294,000)
Net cash used in financing activities	(5,669,000)	(4,225,000)	(14,388,000)

Effect of exchange rate changes	52,000	—	(7,000)

Net change in cash and cash equivalents	9,075,000	(2,420,000)	4,237,000
Cash and cash equivalents at beginning of year	3,495,000	5,915,000	1,678,000
Cash and cash equivalents at end of year	$12,570,000	$3,495,000	$5,915,000

Supplemental cash flow information:
Interest payments	$28,000	$67,000	$242,000
Income tax payments	$1,596,000	$1,011,000	$1,841,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2003, 2002 and 2001

	Common Stock		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total

	Shares	Amount

Balance, June 30, 2000	4,244,794	$4,765,000	$4,123,000	$115,478,000	$(40,000)	$124,326,000

Net income				4,634,000		4,634,000
Translation adjustment					(111,000)	(111,000)
Total comprehensive income						4,523,000
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2001	4,244,794	4,765,000	4,123,000	115,018,000	(151,000)	123,755,000

Net loss				(7,983,000)		(7,983,000)
Translation adjustment					127,000	127,000
Total comprehensive income						(7,856,000)
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2002	4,244,794	4,765,000	4,123,000	101,941,000	(24,000)	110,805,000

Net income				2,729,000		2,729,000
Translation adjustment					1,096,000	1,096,000
Total comprehensive income						3,825,000
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2003	4,244,794	$4,765,000	$4,123,000	$99,576,000	$1,072,000	$109,536,000

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

The excess of the purchase price over the underlying book value of the companies acquired is classified as “Costs in excess of net assets of purchased businesses”.  Upon adoption of FAS No. 142 in fiscal 2002, the amortization of these costs was discontinued.  At June 30, 2003 the related amount of $1,171,000 had accumulated amortization of $566,000.  At June 30, 2002 the related amount of $1,745,000 had accumulated amortization of $715,000.  The decrease during 2003 relates to the discontinued operations of International Window-Colorado (see Note 8).

Investment Tax Credits

Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

Long-Lived Assets

Whenever events indicate that the carrying values of long-lived assets including any related goodwill may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows.  Management believes that, as of June 30, 2003, the carrying values of such assets are appropriate.

Shipping and Handling Fees and Costs

Shipping and handling charges incurred by the Company are included in Cost of Sales and shipping charges billed to customers are included in Net Sales.

Note 2.  Balance Sheet Components

Inventories, at the Lower of FIFO Cost or Market	2003	2002
Raw materials	$23,374,000	$28,576,000
Work in process	430,000	560,000
Finished goods	4,747,000	4,265,000
	$28,551,000	$33,401,000

Property, Plant and Equipment, at Cost	2003	2002
Land	$6,846,000	$7,665,000
Buildings and improvements	29,448,000	29,900,000
Machinery and equipment	84,451,000	84,636,000
Construction in process	84,000	558,000
	$120,829,000	$122,759,000

Accrued Liabilities	2003	2002
Wages and compensated absences	$4,704,000	$4,064,000
Taxes, other than income taxes	1,470,000	1,447,000
Dividends	1,273,000	1,273,000
Other	1,607,000	1,511,000
	$9,054,000	$8,295,000

Note 3.  Short-Term Debt and Lines of Credit

The Company has a loan agreement with a domestic bank providing for a $20,000,000 unsecured short-term line of credit. There were no amounts outstanding under the agreement at June 30, 2003 or June 30, 2002.  Additionally the Company’s foreign subsidiaries have loan agreements with foreign banks providing for $1,850,000 in secured short-term lines of credit, at the prevailing Canadian prime interest rate (5.0%).  There was $590,000 outstanding under the foreign agreements at June 30, 2003 and $1,034,000 outstanding at June 30, 2002.

Note 4.  Commitments

The Company is committed under real property lease agreements expiring at various dates to 2008.  Certain of the leases have renewal options for periods up to five years and others provide for rent revisions at various dates.  Under the leases the Company is obligated to pay property taxes, insurance and maintenance.  All facility leases are classified as operating leases.

Real property rental expense was $991,000 in 2003, $1,000,000 in 2002 and $1,065,000 in 2001.  Real property rental commitments are $885,000 in 2004, $670,000 in 2005, $448,000 in 2006, $159,000 in 2007 and $88,000 in 2008.

Note 5.  Stock Options

The Company granted stock options for the purchase of common stock to certain executive and managerial employees under the Company’s 1991 Stock Option Plan, whose expired granting authority has been transferred to the successor plan, the 2001 Stock Option Plan.  Options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and generally become exercisable over a five-year period.  The Company applies APB Opinion 25 and related Interpretations in accounting for the plan, accordingly, no compensation cost has been recognized for those stock options. There would have been no material change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123, “Accounting for Stock-Based Compensation”.  The transactions for shares under options for the three years ended June 30, 2003 were:

	Outstanding		Exercisable
	Number Of Shares	Weighted-Average Exercise Price	Number Of Shares	Weighted-Average Exercise Price
Outstanding, June 30, 2000	147,700	$28.76	103,300	$28.43
Forfeited	(27,200)	29.64
Outstanding, June 30, 2001	120,500	28.56	111,100	28.36
Forfeited	(12,500)	28.71
Outstanding, June 30, 2002	108,000	28.54	103,800	28.45
Forfeited	—
Outstanding, June 30, 2003	108,000	28.54	108,000	28.54

Stock Option Summary at June 30, 2003:
$28.00-$31.56 (Life: 2.4-4.6 years)	108,000	28.54	108,000	28.54
Available for future grants	389,700

Note 6.  Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding.  Diluted earnings per share is computed by dividing net income by the weighted average common and potentially dilutive common equivalent shares outstanding determined as follows:

	2003	2002	2001
Weighted average shares outstanding used to compute basic EPS	4,244,794	4,244,794	4,244,794
Incremental shares issuable upon the exercise of stock options	—	—	—
Shares used to compute diluted EPS	4,244,794	4,244,794	4,244,794

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.

Note 7.  Capital Stock

The Company has 500,000 shares of preferred stock authorized, with a $10 par value, of which none is outstanding.  There are 10,000,000 shares of common stock authorized, $1 par value, of which there were 4,244,794 shares outstanding at June 30, 2003 and 2002.

Note 8.  Acquisitions and Divestitures

During the fourth quarter of the current year, the Company ceased operations of International Window-Colorado, a vinyl window and door subsidiary, which was a component of the Residential Products segment.  In accordance with SFAS   No.144, International Window-Colorado is accounted for as a discontinued operation, therefore, amounts in the income statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.  Included in International Window-Colorado results for the current year are $1,320,000 of charges related to the write down of various assets, primarily inventory and goodwill.  Related assets held for sale are $144,000 of inventory and $236,000 of machinery and equipment.

During the second quarter of fiscal 2002, the Company ceased operations of Maestro Products, its wood window and door subsidiary, which was a component of the Residential Products segment.  In accordance with SFAS No. 144, Maestro Products was accounted for as a discontinued operation, therefore, amounts in the income statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.  Included in Maestro Products results for the prior year are $1,175,000 of charges related to the write down of various assets, primarily inventory.  Due primarily to favorable results experienced in selling Maestro’s facilities, the Company recognized a pre-tax gain of $176,000 in fiscal 2003 which has also been classified as discontinued operations.  The Company does not anticipate any further activity with respect to Maestro in the future.

Summarized results of the discontinued businesses are shown separately as discontinued operations in the accompanying income statements.  Results of the discontinued operations, in thousands of dollars, are as follows:

	2003	2002	2001
Net sales	$1,787	$3,697	$5,462

Loss before income taxes	$(2,638)	$(2,379)	$(888)
Income tax provision (benefit)	(941)	(846)	(310)
Net loss from discontinued operations	$(1,697)	$(1,533)	$(578)

Earnings per share:
Discontinued operations - Diluted	$(.40)	$(.36)	$(.14)

Note 9. Income Taxes

The components of income before United States and foreign income taxes are:

	2003	2002	2001
Domestic	$4,491,000	$(8,365,000)	$6,495,000
Foreign	(242,000)	(18,000)	619,000
	$4,249,000	$(8,383,000)	$7,114,000

The provision for income taxes is comprised of the following:

	2003	2002	2001
Current -
Federal	$1,208,000	$(945,000)	$1,857,000
State	261,000	(337,000)	191,000
Foreign	187,000	274,000	258,000
	1,656,000	(1,008,000)	2,306,000
Deferred -
Federal	214,000	918,000	200,000
State	(31,000)	19,000	(2,000)
Foreign	(319,000)	(329,000)	(24,000)
	(136,000)	608,000	174,000
	$1,520,000	$(400,000)	$2,480,000
Allocation of total provision -
Continuing operations	$2,461,000	$446,000	$2,790,000
Discontinued operations	(941,000)	(846,000)	(310,000)
Total provision	$1,520,000	$(400,000)	$2,480,000

A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

	2003	2002	2001
Tax provision (benefit) on book income at statutory rate	$1,445,000	$(2,850,000)	$2,419,000
Increases (decreases) resulting from:
State income taxes, net of Federal income tax benefit	78,000	(210,000)	125,000
Nondeductible goodwill	—	2,698,000	22,000
Federal tax credits	—	13,000	(94,000)
Other	(3,000)	(51,000)	8,000
Provision for income taxes	$1,520,000	$(400,000)	$2,480,000

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities at yearend are as follows:

	2003	2002
Accounts receivable	$477,000	$396,000
Inventory	296,000	346,000
Accrued liabilities	979,000	885,000
Operating loss carryforwards	475,000	—
Other	12,000	48,000
Net deferred tax asset	$2,239,000	$1,675,000

Property, plant and equipment	$6,184,000	$5,757,000
Other	173,000	172,000
Net deferred tax liability	$6,357,000	$5,929,000

No provision for U.S. taxes has been made for undistributed earnings of the foreign subsidiaries since it is expected that the major portion of such earnings will continue to be reinvested for an indefinite period.  The Company has foreign net operating loss carryforwards that expire between 2009 and 2010.

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

The following is significant financial information by operating segment, reconciling to the Company’s totals.

	Sales			Operating Income
(In thousands)	2003	2002	2001	2003	2002	2001
Commercial	$98,044	$108,945	$114,822	$6,782	$10,862	$11,616
Residential	53,784	44,941	53,439	8,581	163	4,103
Aluminum Extrusion	83,173	85,946	91,860	(209)	(2,181)	677
Total segments	235,001	239,832	260,121	15,154	8,844	16,396
Eliminations	(42,452)	(48,403)	(52,778)	(422)	693	(184)
Corporate	—	—	—	(7,830)	(7,581)	(8,126)
Total	$192,549	$191,429	$207,343	$6,902	$1,956	$8,086

	Capital Expenditures			Depreciation and Amortization
(In thousands)	2003	2002	2001	2003	2002	2001
Commercial	$1,091	$6,343	$2,038	$1,972	$1,863	$2,176
Residential	687	1,017	2,739	2,094	2,126	2,262
Aluminum Extrusion	789	4,032	2,585	2,509	2,482	2,323
Total segments	2,567	11,392	7,362	6,575	6,471	6,761
Corporate	280	456	350	410	517	750
Total	$2,847	$11,848	$7,712	$6,985	$6,988	$7,511

	Total Assets
(In thousands)	2003	2002

Commercial	$59,397	$63,537
Residential	25,135	28,776
Aluminum Extrusion	36,016	34,915
Total segments	120,548	127,228
Corporate	12,695	5,496
Total	$133,243	$132,724

Note 11.  Current and Pending Accounting Changes

In November 2002, the FASB issued Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others” (FIN 45).  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of the obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.  The impact of such adoption did not have a material effect on the Company’s financial statements.

In January 2003, the FASB issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46).  FIN 46 is an interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements”, and addresses consolidation by business enterprises of variable interest entities (VIE’s).  FIN 46 provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights.  FIN 46 requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual return if they occur, or both. The Company does not hold any interest in VIE’s and therefore the adoption of this interpretation will not impact the Company’s consolidated financial statements.

In January 2003, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. As the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation, the adoption of SFAS No. 148 will not impact the financial condition or results of operations.

The Company applies APB Opinion 25 and related interpretations in accounting for stock options granted to employees and, accordingly, does not recognize compensation cost for grants whose exercise price equals the market price of the stock on the date of grant.  There would have been no change to reported net income and earnings per share amounts had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation”, due to the lack of option grants during the last five years, the typical vesting period of the Company’s options.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS No. 150 requires classification of financial instruments within its scope as a liability, including financial instruments issued in the form of shares that are mandatorily redeemable, because those financial instruments are deemed to be, in essence, obligations of the issuer.  As the Company has not issued such instruments, adoption of this statement will not have an impact on reported results.

Note 12.  Change in Accounting

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” effective July 1, 2001, which required that existing goodwill be reviewed for impairment using a revised methodology.  The Company completed the transitional impairment test and determined that a $7,935,000 non-cash transition charge was required to reduce goodwill.  The transition charge is reflected as a cumulative effect of an accounting change effective July 1, 2001.

CORPORATE INFORMATION

DIRECTORS	OFFICERS

Cornelius C. Vanderstar	David C. Treinen
Chairman of the Board	President; Secretary
Chief Executive Officer	Chief Operating Officer

David C. Treinen	Ronald L. Rudy
Senior Vice President - Operations
Ronald L. Rudy
Mitchell K. Fogelman
David M. Antonini	Senior Vice President - Finance
Partner in White, Nelson & Co. LLP
Stanley M. Kutch
John P. Cunningham	Vice President - Information Systems
Retired President of
International Aluminum Corporation	Susan L. Leone
Vice President - Human Resources
Alexander L. Dean
President of David Brooks Company
FINANCIAL INFORMATION ON CORPORATE WEBSITE
Joel F. McIntyre
Attorney At Law	The Company makes available on its website,www.intlalum.com, its reports on Form 10K and 10Q as soon as reasonably practicable after they have been filed.

STOCK TRANSFER AGENT AND REGISTRAR	ELECTRONIC TRANSFER OF DIVIDENDS

Continental Stock Transfer & Trust Company	For information and forms, write to:
17 Battery Place	Corporate Secretary
New York, NY 10004	International Aluminum Corporation
(212) 509-4000	P. O. Box 6
Internet at www.continentalstock.com	Monterey Park, CA 91754

STOCK EXCHANGE LISTING	ANNUAL SHAREHOLDERS MEETING

The Company’s common stock (trading	2 p.m., Thursday, October 30, 2003
symbol: IAL) is listed on the New York	International Aluminum Corporation
Stock Exchange	767 Monterey Pass Road
Monterey Park, CA 91754

SUBSIDIARIES BY SEGMENT

COMMERCIAL	RESIDENTIAL

Douglas R. Ellerbrock	George L. Hall
Executive Vice President	Executive Vice President
Commercial Products Group	Residential Products Group

Exterior Products	International Window Corporation
South Gate, California
United States Aluminum Corporation
Vernon, California	International Window-Northern California
Hayward, California
United States Aluminum Corporation-Illinois
Bedford Park, Illinois	International Window-Arizona, Inc.
Boston, Massachusetts	Phoenix, Arizona
Detroit, Michigan

United States Aluminum Corporation-Texas
Waxahachie, Texas
Denver, Colorado
St. Louis, Missouri
Dallas, Texas
Houston, Texas

United States Aluminum Corporation-Carolina
Rock Hill, South Carolina
Atlanta, Georgia
Baltimore, Maryland

United States Aluminum Of Canada-British Columbia, Ltd.
Langley, British Columbia, Canada
ALUMINUM EXTRUSION
United States Aluminum Of Canada-Ontario, Ltd.
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