Form 10-K, Exhibit 13
period 2004-06-30
INTERNATIONAL ALUMINUM CORP
filed 2004-09-23
CIK 51103

Exhibit 13.1

INTERNATIONAL ALUMINUM CORPORATION

2004 Annual Report

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
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Corporate Information
Subsidiaries by Segment

FINANCIAL HIGHLIGHTS
Fiscal Years Ended June 30, 2004, 2003 and 2002

	2004	2003	2002
Operating Results:

Net sales	$213,034,000	$192,549,000	$191,429,000

Income from continuing operations	$6,529,000	$4,426,000	$1,485,000

Income (loss) from discontinued operations	129,000	(1,697,000)	(1,533,000)

Cumulative effect of accounting change	—	—	(7,935,000)

Net income (loss)	$6,658,000	$2,729,000	$(7,983,000)

Financial Data:

Net cash provided by operating activities	$12,146,000	$14,715,000	$11,843,000

Capital expenditures	3,482,000	2,847,000	11,848,000

Working capital	67,860,000	62,929,000	58,057,000

Long-term debt	—	—	—

Shareholders’ equity	111,206,000	109,536,000	110,805,000

Per Share Data:

Continuing operations — Diluted	$1.54	$1.04	$.35

Income (loss) from discontinued operations — Diluted	.03	(.40)	(.36)

Cumulative effect of accounting change — Diluted	—	—	(1.87)

Net income (loss) — Diluted	$1.57	$.64	$(1.88)

Dividends declared	$1.20	$1.20	$1.20

Book value at year end	26.20	25.80	26.10

Market price at year end	29.10	21.85	20.50

TO OUR SHAREHOLDERS

After stumbling a bit in the third quarter, we finished fiscal 2004 on a positive note with strong earnings performance during our fourth quarter ended June 30th. Income from continuing operations for the year was $6,529,000 or $1.54 per share, a 48% increase over the $4,426,000 or $1.04 per share reported for fiscal 2003. Sales revenues increased 11% to $213,034,000 from the $192,549,000 in revenue for fiscal 2003. Net income, including discontinued operations, was $6,658,000 or $1.57 per share versus $2,729,000 or $.64 per share. Fiscal 2003 included a $1,697,000 loss from discontinued operations associated with the closure of our Denver, Colorado window operation.

Residential Products

Our Residential Products Group continued the momentum from fiscal 2003 and achieved operating income of $11,049,000 for the year, a 29% increase over fiscal 2003. Sales revenues for the group increased 21% to $65.4 million. Residential construction, buoyed by continued low interest rates, remains strong in the markets we serve and indications are that it will maintain its strength due to pent up demand. Much of our product revenues for this segment are derived from the home improvement market which nationwide is forecasted to reach $220 billion in calendar 2004 and grow at a rate in excess of 4% through calendar 2008.

The demand for vinyl window and door products continues to grow and we have kept pace by continuing to invest in automated fabrication equipment. Fiscal 2004 saw the introduction of our new Lanai Door Series. This hinged in-swing, out-swing vinyl door, available with operable sidelights, has had tremendous acceptance and recently received the Crystal Achievement Award for the Most Innovative Door by the Window&Door Magazine. In response to the market acceptance, we have ramped up our manufacturing capabilities with CNC equipment now in operation at both our California residential products facilities.

Commercial Products

Although the commercial products segment of our business continues to be impacted by the sluggish economy, the Commercial Products Group performed rather well, increasing operating income to $8.3 million, approximately 23% over fiscal 2003. While operating income trailed prior high performance levels for the Group, the improvement was achieved on a less than 2% growth in segment revenues to $99.8 million. Nonresidential construction forecasts project a growth rate of 4% for the 2004 calendar year and improved market conditions well into 2005. With major manufacturing centers located throughout North America and ten strategically located distribution centers, our Commercial Products Group is well positioned to garner its share of regional market improvement. Customer service and satisfaction remains a top priority, particularly in the tight market conditions which have prevailed for the past three years. Our emphasis continues to be on providing quality products meeting our customer requirements, when they need it, on-time and competitively priced.

Our StormFront™ system, designed specifically to meet the rigid code requirements of the high wind-zone hurricane prone areas, has been well accepted and we anticipate continued growth in product revenues. Only too recently the South Florida and gulf coast region realized the devastating effect of Hurricane Charley, which by last estimate caused damages in the range of $6.5 billion. Many of the structures suffering major damage were constructed and in place well before the implementation of the current code regulations. We also have several new products either in the research and development stage or about to be tested and introduced, including blast resistant products for institutional and governmental buildings, a thermal door for the Northern climate zone and a new improved thermal window wall system for the Canadian market.

Extruded Products

Extruded product sales increased 18.5% over fiscal 2003 on a 14.7% increase in shipment tonnage. The closing months of fiscal 2004 saw a run-up in metal pricing. Although the marketplace remains extremely competitive, we have generally been successful in passing raw material cost increases through to our customers. Through continuation of stringent cost controls operating income moved to the positive side of the scale as opposed to the negative results experienced for fiscal 2002 and 2003.

With heavy investment in plant and equipment required in this segment of our business it is of tantamount importance that sufficient tonnage be processed in order to generate acceptable operating margins. While approximately 50% of our volume is derived from our captive related companies we have aggressively pursued expanding our external customer base. We now have a resident sales representative in Florida. Revenues from Florida and surrounding states continue to grow and we believe this region may eventually become perhaps the largest revenue producing area of our Texas facility.

Financial Condition

We concluded the year with working capital in excess of $67 million, cash and cash equivalents of nearly $16 million and no long-term debt. Capital expenditures for fiscal 2004 were approximately $3.5 million, substantially below our $6.5 million in non-cash depreciation charges. Capital expenditures for fiscal 2005 are projected at $3.9 million, excluding the possible facility expansion of our Northern California residential products operation which is still in the bidding process.

/s/ Cornelius C. Vanderstar	/s/ David C. Treinen
Cornelius C. Vanderstar	David C. Treinen
Chairman of the Board	President
Chief Executive Officer	Chief Operating Officer

September 3, 2004

SELECTED FINANCIAL DATA

Year Ended June 30	2004	2003	2002	2001	2000

Sales by Segment
Commercial	$98,789,000	$97,345,000	$108,510,000	$114,436,000	$112,522,000
Residential	64,947,000	53,586,000	44,352,000	52,822,000	52,766,000
Aluminum Extrusion	49,298,000	41,618,000	38,567,000	40,085,000	46,686,000
Total net sales	$213,034,000	$192,549,000	$191,429,000	$207,343,000	$211,974,000

Earnings
Gross profit	$43,998,000	$35,350,000	$33,999,000	$39,929,000	$38,873,000

Continuing operations	$6,529,000	$4,426,000	$1,485,000	$5,212,000	$1,274,000
Discontinued operations*	129,000	(1,697,000)	(1,533,000)	(578,000)	305,000
Cum. effect of acctg. change*	—	—	(7,935,000)	—	—
Net income (loss)	$6,658,000	$2,729,000	$(7,983,000)	$4,634,000	$1,579,000

Per share:
Continuing operations	$1.54	$1.04	$.35	$1.23	$.30
Discontinued operations*	.03	(.40)	(.36)	(.14)	.07
Cum. effect of acctg. change*	—	—	(1.87)	—	—
Net income (loss) — Diluted	$1.57	$.64	$(1.88)	$1.09	$.37

Dividends declared	$1.20	$1.20	$1.20	$1.20	$1.20

Financial Data at Year End
Working capital	$67,860,000	$62,929,000	$58,057,000	$66,097,000	$63,586,000
Total assets	141,882,000	133,243,000	132,724,000	148,070,000	154,585,000
Long-term debt	—	—	—	—	—
Shareholders’ equity	111,206,000	109,536,000	110,805,000	123,755,000	124,326,000

*For further details relating to discontinued operations and the cumulative effect of an accounting change refer to Notes 8 and 12, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations

2004 vs. 2003

Net sales for fiscal 2004 increased by $20,485,000 or 10.6% from fiscal 2003. Included is an $11,361,000 or 21.2% increase by the Residential Products Group. Low interest rates and increased consumer confidence continue to stimulate new home construction, resales of existing homes and home improvement spending. In addition, sales at our South Gate, California facility continue to improve due to increased customer confidence in product quality and customer service that had suffered during the prolonged strike in fiscal 2002. New product development and new marketing and advertising programs have also contributed to the increase. Sales of the Aluminum Extrusion Group increased by $7,680,000 or 18.5% when compared to last year. Net tonnage shipped increased by 14.7%. The Extrusion Group continues to benefit from expanded geographic market penetration, particularly the areas served by our Texas facility. Still subject to a highly competitive market, the Group increased sales prices during the latter part of fiscal 2004 commensurate with the increased cost of aluminum. Sales of the Commercial Products

Group increased by $1,444,000 or 1.5% when compared to last year. This increase was due to the substantial gains achieved during the fourth quarter, $4,027,000 or 17.1% as compared to the same period last year. Throughout most of the current year this group was negatively impacted by a soft commercial construction market coupled with increased competition. Sales of newly developed product lines lessened the negative impact. The fourth quarter results stemmed from recently increased construction activity together with increased sales prices.

Gross profit increased to 20.6% of sales in 2004 as compared to 18.4% in 2003. All Groups achieved reductions, to varying degrees, in their cost percentages during fiscal 2004 compared to last year. The Residential Products Group experienced decreased material, labor and overhead cost percentages compared to the prior year reflecting production efficiencies attained from additional automation and the substantially higher sales volume. The Commercial Products Group achieved lower cost percentages as compared to last year mainly due to improved margins generated as a result of the aforementioned fourth quarter sales increase. In addition, the prior year had unusually high material costs for some major projects at the United States Aluminum facility in Texas. The Aluminum Extrusion Group, while absorbing higher material costs compared to last year, posted decreased labor and overhead cost percentages primarily due to production efficiencies resulting from the higher tonnage output.

Selling, general and administrative expenses increased by $5,107,000 to 15.8% of sales in fiscal 2004 as compared to 14.8% in fiscal 2003. A significant portion, $3,318,000, of the increase during the year reflects additional employment, sales representation and promotional costs related to the increase in sales and achievement of incentive compensation targets. In addition, during fiscal 2004, expense relating to retrospective workers’ compensation policies was $31,000 compared to income of $1,065,000 for fiscal 2003.

The swing from net interest expense in the prior year to net interest income in the current year relates to increased funds available for investment during the year in addition to lower utilization of our foreign lines of credit.

The effective tax rate increased to 37.7% in fiscal 2004 compared to 35.7% last year.

2003 vs. 2002

Net sales for fiscal 2003 increased by $1,120,000 or 0.6% from fiscal 2002. Included is a $9,234,000 or 20.8% increase by the Residential Products Group. In addition to higher levels of new home construction and home improvement remodeling, this increase reflected continued recovery of revenues lost due to 2002’s trade union strike at our South Gate, California facility as well as replacement sales volume formerly directed to large home improvement centers. During 2002 the Residential subsidiaries ceased serving as a stocking supplier for these stores that we previously supplied on a regional basis. Sales in 2002 to large home improvement centers amounted to 9.0% of Residential segment sales compared to only 2.2% for 2003. Sales of the Aluminum Extrusion Group in 2003 increased by $3,051,000 or 7.9% when compared to 2002. Net tonnage shipped, particularly in the area served by our Texas facility, increased by 12.5%. Although the U.S. market for aluminum extrusions remained sluggish in 2003, the Texas facility has benefited from expanded geographic market penetration. This Group experienced strong pressure on pricing. Sales of the Commercial Products Group declined by $11,165,000 or 10.3% when compared to last year, reflective of the continued soft commercial construction market coupled with increased competition.

Gross profit increased to 18.4% of sales in 2003 as compared to 17.8% in 2002. The Residential Products Group achieved significantly decreased material, labor and overhead cost percentages compared to the prior year, reflecting the substantially higher sales volume and the continued recovery from prior year’s strike related inefficiencies. The Aluminum Extrusion Group also experienced decreased cost percentages as production efficiencies gained from the higher tonnage offset lower per unit sales prices. Partially offsetting these decreases were higher cost percentages incurred at the Commercial Products Group due to lower sales prices resulting from an increasingly competitive marketplace. The heightened competition for the reduced number of major projects during 2003 especially impacted our United States Aluminum facility in Texas.

Selling, general and administrative expenses decreased by $3,595,000 to 14.8% of sales in fiscal 2003 as compared to 16.7% in fiscal 2002. Excluding a $631,000 gain on the sale of a former operating facility that was recognized during the first quarter 2002, the overall decrease would have been $4,226,000. Of this decrease, $1,959,000 was attributable to retrospective workers’ compensation policies which provided income of $1,065,000 in fiscal 2003 compared to expense of $894,000 in fiscal 2002. This swing results from anticipated refunds of previously expensed premiums due to favorable changes in actual and projected claim activity. The $2,267,000 remainder of the decrease in 2003 primarily reflected reduced employment and advertising costs as well as the prior year containing some additional costs for strike related security and legal services.

Net interest expense decreased in 2003 compared to 2002 reflecting lower utilization of our foreign lines of credit.

The effective tax rate increased to 35.7% in fiscal 2003 compared to 23.1% in 2002. The prior year was abnormally low due to available tax credits offsetting a lower income base.

Liquidity and Capital Resources

Working capital at June 30, 2004 was $67,860,000 compared to $62,929,000 at June 30, 2003 and $58,057,000 at June 30, 2002. The ratio of current assets to current liabilities was 3.8 at the end of 2004 compared to 4.6 at the end of both 2003 and 2002. The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements. Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Net cash provided by operating activities was approximately $12.1 million, $14.7 million and $11.8 million in fiscal 2004, 2003 and 2002, respectively. Cash used in investing activities was utilized for capital expenditures for property, plant and equipment of approximately $3,482,000 in 2004, $2,847,000 in 2003 and $11,848,000 in 2002 and were financed through internal cash flow and cash reserves. Cash flows included proceeds from sales of excess facilities of $2,450,000 in fiscal 2003 and $1,655,000 in fiscal 2002. The Company projects net capital expenditures of $3,900,000 for fiscal 2005 for expansion of production capacity, as well as normal recurring capitalized replacement items. The Company anticipates financing these expenditures through internal cash flow and cash reserves. Cash used in financing activities during the past three years was utilized mainly for payment of shareholder dividends as authorized by the Board of Directors.

The Company had no long-term debt outstanding at the end of 2004, 2003, or 2002. The Company had $22,028,000 in available credit at the end of 2004 under short-term borrowing arrangements (see Note 3).

The Company’s financial condition remains strong. The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity, taken together, provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

Inflation, Trends, and General Considerations

From 2002 to 2004, inflation has been relatively low and we believe that inflation has not had a material affect on our results of operations. Our performance is dependent to a significant extent upon levels of new construction, repair and remodeling for residential and commercial construction, all of which are affected by such factors as interest rates, consumer confidence and economic outlook. In the near term, we expect to operate in an environment of relatively stable levels of construction and remodeling activity. However, increases in interest rates could have a negative impact on the level of housing construction and remodeling activity.

The demand for our products is seasonal, particularly in the colder regions of North America where inclement weather during the winter months usually reduces the level of building and remodeling activity. We usually experience lower sales levels during the second and third quarters of our fiscal year.

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

Deferred Income Taxes

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax laws and rates (see Note 9).

Current and Pending Accounting Changes

Current and pending accounting pronouncements are not expected to have a significant impact on the Company’s results of operations or financial position.

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

QUARTERLY FINANCIAL DATA (UNAUDITED)
For the years ended June 30, 2004 and 2003

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Net sales	$52,956,000	$50,698,000	$50,064,000	$59,316,000

Gross profit	10,558,000	11,014,000	9,473,000	12,953,000

Income from continuing operations	1,538,000	1,562,000	855,000	2,574,000
Income from discontinued operations*	41,000	88,000	—	—
Net income	1,579,000	1,650,000	855,000	2,574,000

Earnings per share — Basic and Diluted:
Continuing operations	.36	.37	.20	.61
Discontinued operations*	.01	.02	—	—
Net income	.37	.39	.20	.61

Dividends declared	.30	.30	.30	.30

Stock price — High	23.87	28.50	35.00	32.86

Stock price — Low	20.85	21.72	25.78	27.85

2003
Net sales	$49,144,000	$45,784,000	$47,648,000	$49,973,000

Gross profit	9,606,000	7,106,000	9,103,000	9,535,000

Income from continuing operations	912,000	839,000	1,129,000	1,546,000
(Loss) from discontinued operations*	(213,000)	(177,000)	(222,000)	(1,085,000)
Net income	699,000	662,000	907,000	461,000

Earnings per share — Basic and Diluted:
Continuing operations	.21	.20	.27	.36
Discontinued operations*	(.05)	(.04)	(.06)	(.25)
Net income	.16	.16	.21	.11

Dividends declared	.30	.30	.30	.30

Stock price — High	20.51	19.49	18.74	22.20

Stock price — Low	16.05	16.30	17.21	18.15

*For further details relating to discontinued operations refer to Note 8.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
International Aluminum Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Accordingly, the Company ceased amortizing goodwill as of July 1, 2001.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Los Angeles, California
August 19, 2004

CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 2004, 2003 and 2002

	2004	2003	2002
Net sales	$213,034,000	$192,549,000	$191,429,000
Cost of sales	169,036,000	157,199,000	157,430,000
Gross profit	43,998,000	35,350,000	33,999,000
Selling, general and administrative expenses	33,555,000	28,448,000	32,043,000
Income from operations	10,443,000	6,902,000	1,956,000
Interest income	50,000	11,000	44,000
Interest expense	(20,000)	(26,000)	(69,000)
Income from continuing operations before income taxes	10,473,000	6,887,000	1,931,000
Provision for income taxes	3,944,000	2,461,000	446,000
Income from continuing operations	6,529,000	4,426,000	1,485,000
Income (loss) from discontinued operations	129,000	(1,697,000)	(1,533,000)
Cumulative effect of accounting change	—	—	(7,935,000)
Net income (loss)	$6,658,000	$2,729,000	$(7,983,000)

Earnings per share - Basic and Diluted:
Continuing operations	$1.54	$1.04	$.35
Discontinued operations	.03	(.40)	(.36)
Cumulative effect of accounting change	—	—	(1.87)
Total	$1.57	$.64	$(1.88)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
June 30, 2004 and 2003

	2004	2003
Assets

Current assets:
Cash and cash equivalents	$15,964,000	$12,570,000
Accounts receivable, less allowance of $1,447,000 in 2004 and $1,384,000 in 2003	39,030,000	34,336,000
Inventories	32,286,000	28,551,000
Prepaid expenses and deposits	1,864,000	2,583,000
Deferred income taxes	2,767,000	2,239,000
Total current assets	91,911,000	80,279,000

Property, plant and equipment, at cost	121,828,000	120,829,000
Accumulated depreciation	(73,227,000)	(68,999,000)
Net property, plant and equipment	48,601,000	51,830,000

Other assets:
Goodwill	609,000	605,000
Other	761,000	529,000
Total other assets	1,370,000	1,134,000
	$141,882,000	$133,243,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$10,858,000	$7,407,000
Accrued liabilities	11,903,000	9,054,000
Advances payable to banks	202,000	590,000
Income taxes payable	1,088,000	299,000
Total current liabilities	24,051,000	17,350,000

Deferred income taxes	6,625,000	6,357,000
Total liabilities	30,676,000	23,707,000

Commitments and contingencies (Note 4)

Shareholders’ equity:
Common stock	4,765,000	4,765,000
Paid-in capital	4,123,000	4,123,000
Retained earnings	101,140,000	99,576,000
Accumulated other comprehensive income	1,178,000	1,072,000
Total shareholders’ equity	111,206,000	109,536,000
	$141,882,000	$133,243,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$6,658,000	$2,729,000	$(7,983,000)
Adjustments for noncash transactions:
Depreciation and amortization	6,526,000	6,985,000	6,988,000
Change in deferred income taxes	(260,000)	(91,000)	608,000
Gain on sale of fixed assets	—	—	(631,000)
Loss on discontinued operations	—	1,144,000	1,175,000
Cumulative effect of accounting change	—	—	7,935,000
Changes in assets and liabilities:
Receivables	(4,667,000)	(2,362,000)	5,798,000
Inventories	(3,714,000)	3,894,000	3,392,000
Prepaid expenses and other	490,000	899,000	(1,270,000)
Accounts payable	3,434,000	570,000	(2,687,000)
Accrued liabilities	2,883,000	745,000	(1,052,000)
Income taxes payable	796,000	202,000	(430,000)
Net cash provided by operating activities	12,146,000	14,715,000	11,843,000

Cash flows from investing activities:
Capital expenditures	(3,482,000)	(2,847,000)	(11,848,000)
Proceeds from sales of capital assets	212,000	2,824,000	1,810,000
Net cash used in investing activities	(3,270,000)	(23,000)	(10,038,000)

Cash flows from financing activities:
Dividends paid to shareholders	(5,094,000)	(5,094,000)	(5,094,000)
Net borrowings under lines of credit	(394,000)	(575,000)	869,000
Net cash used in financing activities	(5,488,000)	(5,669,000)	(4,225,000)

Effect of exchange rate changes	6,000	52,000	—

Net change in cash and cash equivalents	3,394,000	9,075,000	(2,420,000)
Cash and cash equivalents at beginning of year	12,570,000	3,495,000	5,915,000
Cash and cash equivalents at end of year	$15,964,000	$12,570,000	$3,495,000

Supplemental cash flow information:
Interest payments	$20,000	$28,000	$67,000
Income tax payments	$3,184,000	$1,596,000	$1,011,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended June 30, 2004, 2003 and 2002

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total
Balance, June 30, 2001	4,244,794	$4,765,000	$4,123,000	$115,018,000	$(151,000)	$123,755,000

Net loss				(7,983,000)		(7,983,000)
Translation adjustment					127,000	127,000
Total comprehensive income						(7,856,000)
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2002	4,244,794	4,765,000	4,123,000	101,941,000	(24,000)	110,805,000

Net income				2,729,000		2,729,000
Translation adjustment					1,096,000	1,096,000
Total comprehensive income						3,825,000
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2003	4,244,794	4,765,000	4,123,000	99,576,000	1,072,000	109,536,000

Net income				6,658,000		6,658,000
Translation adjustment					106,000	106,000
Total comprehensive income						6,764,000
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2004	4,244,794	$4,765,000	$4,123,000	$101,140,000	$1,178,000	$111,206,000

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

Revenue Recognition

Sales are recognized when products are shipped or services are provided assuming no significant Company obligations remain and the collection of related receivables is probable. Shipping charges billed to customers are included in Net Sales and shipping and handling charges incurred by the Company are included in Cost of Sales.

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less.

Concentrations of Credit Risk

The Company’s exposure to credit risk relates primarily to trade accounts receivable from customers located throughout North America. The Company performs ongoing credit evaluations of its customers’ financial condition. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company did not have sales exceeding 5% to any single customer in 2004, 2003 or 2002.

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

Goodwill

The excess of the purchase price over the underlying book value of the companies acquired is classified as “Goodwill”. Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, effective July 1, 2001, the amortization of these costs was discontinued. At June 30, 2004 and June 30, 2003 the related amount of $1,171,000 had accumulated amortization of $562,000 and $566,000, respectively. The nominal decrease during 2004 relates to the effect of applying fluctuating foreign exchange rates to balances pertaining to our Canadian subsidiaries. In accordance with SFAS 142, management reviews the carrying value of goodwill for recoverability based on estimated fair values of the reporting units in the fourth quarter of each year or when events or changes in circumstances indicate, in management’s judgment, that the carrying value may not be recoverable. The fair values of the reporting units were based upon management’s estimate of a multiple of undiscounted cash flows. The Company considers operating results, trends and prospects of the Company, as well as competitive comparisons. The Company also takes into consideration competition within the building materials industry and any other events or circumstances which might indicate potential impairment. No impairments have been recorded since the initial adoption of SFAS 142.

Investment Tax Credits

Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires an asset and liability approach for financial reporting for income taxes. Under SFAS No. 109, deferred taxes are provided for temporary differences between the carrying values of assets and liabilities for financial reporting and tax purposes at the enacted rates at which these differences are expected to reverse.

Long-Lived Assets

Whenever events indicate that the carrying values of long-lived assets may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows. Management believes that, as of June 30, 2004, the carrying values of such assets are appropriate.

Advertising Expense

The Company expenses advertising costs as incurred. Advertising expenses of approximately $2,001,000, $1,568,000 and $1,809,000 were charged to selling, general and administrative expenses for the years ended June 30, 2004, 2003 and 2002, respectively.

Stock Based Compensation

The Company granted stock options for the purchase of common stock to certain executive and managerial employees under the Company’s 1991 Stock Option Plan, whose expired granting authority has been transferred to the successor plan, the 2001 Stock Option Plan. Options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and generally become exercisable over a five-year period. The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations in accounting for the plan. Under APB No.25, compensation cost, if any, is recognized over the respective vesting period based on the difference, if any, on the date of grant, between the fair value of the Company’s common stock and the exercise price. All options issued have an exercise price equal to the fair value on the date of grant. Accordingly, no compensation cost has been recognized for those stock options. On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 148’s transition guidance and provisions for disclosures are effective for fiscal years ending after December 15, 2002. The Company did not adopt fair value accounting for employee stock options under SFAS No. 123 and SFAS No. 148, but will continue to disclose the required pro-forma information in the notes to the consolidated financial statements. There would have been no material change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123.

Note 2. Balance Sheet Components

Inventories, at the Lower of FIFO Cost or Market	2004	2003
Raw materials	$26,790,000	$23,374,000
Work in process	553,000	430,000
Finished goods	4,943,000	4,747,000
	$32,286,000	$28,551,000

Property, Plant and Equipment, at Cost	2004	2003
Land	$6,857,000	$6,846,000
Buildings and improvements	29,481,000	29,448,000
Machinery and equipment	85,450,000	84,451,000
Construction in process	40,000	84,000
	$121,828,000	$120,829,000

Accrued Liabilities	2004	2003
Wages and compensated absences	$7,474,000	$4,704,000
Taxes, other than income taxes	1,147,000	1,470,000
Dividends	1,273,000	1,273,000
Other	2,009,000	1,607,000
	$11,903,000	$9,054,000

Note 3. Short-Term Debt and Lines of Credit

The Company has a loan agreement with a domestic bank providing for a $20,000,000 unsecured short-term line of credit. There were no amounts outstanding under the agreement at June 30, 2004 or June 30, 2003. Additionally the Company’s foreign subsidiaries have loan agreements with a foreign bank providing for $2,250,000 in secured short-term lines of credit, at the prevailing Canadian prime interest rate (3.75% as of June 30, 2004). There was $202,000 outstanding under the foreign agreements at June 30, 2004 and $590,000 outstanding at June 30, 2003.

Note 4. Commitments and Contingencies

The Company is committed under real property lease agreements expiring at various dates to 2009. Certain of the leases have renewal options for periods up to five years and others provide for rent revisions at various dates. Under the leases the Company is obligated to pay property taxes, insurance and maintenance. All facility leases are classified as operating leases.

Real property rental expense was $857,000 in 2004, $991,000 in 2003 and $1,000,000 in 2002. Real property rental commitments are $798,000 in 2005, $577,000 in 2006, $275,000 in 2007, $160,000 in 2008 and $43,000 in 2009.

The Company is party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit or are of such kind, or involve such amounts, that an unfavorable disposition would not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Note 5. Stock Options

The transactions for shares under options for the 1991 and 2001 Stock Option Plans for the three years ended June 30, 2004 were:

	Outstanding		Exercisable
	Number Of Shares	Weighted-Average Exercise Price	Number Of Shares	Weighted-Average Exercise Price
Outstanding, June 30, 2001	120,500	$28.56	111,100	$28.36
Forfeited	(12,500)	28.71
Outstanding, June 30, 2002	108,000	28.54	103,800	28.45
Forfeited	—
Outstanding, June 30, 2003	108,000	28.54	108,000	28.54
Forfeited	—
Outstanding, June 30, 2004	108,000	28.54	108,000	28.54

Stock Option Summary at June 30, 2004:
$28.00-$31.56 (Life: 1.4-3.6 years)	108,000	28.54	108,000	28.54
Available for future grants	389,700

Note 6. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average common and potentially dilutive common equivalent shares outstanding determined as follows:

	2004	2003	2002
Weighted-average shares outstanding used to compute basic EPS	4,244,794	4,244,794	4,244,794
Incremental shares issuable upon the exercise of stock options	3,401	—	—
Shares used to compute diluted EPS	4,248,195	4,244,794	4,244,794

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.

Note 7. Capital Stock

The Company has 500,000 shares of preferred stock authorized, with a $10 par value, none of which is outstanding. There are 10,000,000 shares of common stock authorized, $1 par value, of which 4,244,794 shares were outstanding at June 30, 2004 and 2003.

Note 8. Acquisitions and Divestitures

During fiscal years 2003 and 2002, the Company ceased operations of International Window-Colorado and Maestro Products, respectively, window and door subsidiaries which were components of the Residential Products segment. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company wrote down the net assets of these subsidiaries to their estimated net realizable value and reported their results as discontinued operations. Amounts in the income statements and related notes for all periods shown were restated to reflect discontinued operations accounting. Included in consolidated results is $1,320,000 for fiscal 2003 related primarily to inventory and goodwill write-downs at International Window-Colorado and $1,175,000 for fiscal 2002 for write-downs of various assets at Maestro Products, primarily inventory. Due to favorable accounts receivable collections and the sale of a portion of the Window-Colorado equipment and inventory the Company recognized a pre-tax gain of $215,000 in fiscal 2004. In fiscal 2003 the Company realized a pretax gain of $176,000 in excess of projections on sale of the real property of Maestro Products. Each of the gains have likewise been classified as discontinued operations. The Company does not anticipate any future activity with respect to either of these subsidiaries.

Summarized results of the discontinued businesses are shown separately as discontinued operations in the accompanying income statements. Results of the discontinued operations, in thousands of dollars, are as follows:

	2004	2003	2002
Net sales	$—	$1,787	$3,697

Income (loss) before income taxes	$215	$(2,638)	$(2,379)
Income tax provision (benefit)	86	(941)	(846)
Net income (loss) from discontinued operations	$129	$(1,697)	$(1,533)

Earnings per share:
Discontinued operations — Diluted	$.03	$(.40)	$(.36)

Note 9. Income Taxes

The components of income before U.S. and foreign income taxes are:

	2004	2003	2002
Domestic	$10,567,000	$4,491,000	$(8,365,000)
Foreign	121,000	(242,000)	(18,000)
	$10,688,000	$4,249,000	$(8,383,000)

The provision for income taxes is comprised of the following:

	2004	2003	2002
Current —
Federal	$3,487,000	$1,208,000	$(945,000)
State	568,000	261,000	(337,000)
Foreign	235,000	187,000	274,000
	4,290,000	1,656,000	(1,008,000)

Deferred —
Federal	(6,000)	214,000	918,000
State	(33,000)	(31,000)	19,000
Foreign	(221,000)	(319,000)	(329,000)
	(260,000)	(136,000)	608,000
	$4,030,000	$1,520,000	$(400,000)

Allocation of total provision —
Continuing operations	$3,944,000	$2,461,000	$446,000
Discontinued operations	86,000	(941,000)	(846,000)
Total provision	$4,030,000	$1,520,000	$(400,000)

A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

	2004	2003	2002
Tax provision (benefit) on book income at statutory rate	$3,641,000	$1,445,000	$(2,850,000)
Increases (decreases) resulting from:
State income taxes, net of Federal income tax benefit	353,000	152,000	(210,000)
Nondeductible goodwill	—	—	2,698,000
Federal tax credits	—	—	13,000
Other	36,000	(77,000)	(51,000)
Provision for income taxes	$4,030,000	$1,520,000	$(400,000)

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities at year end are as follows:

	2004	2003
Accounts receivable	$503,000	$477,000
Inventory	330,000	296,000
Accrued liabilities	1,144,000	979,000
Canadian operating loss carryforwards	954,000	732,000
Other	(164,000)	(245,000)
Net deferred tax asset	$2,767,000	$2,239,000

Property, plant and equipment	$6,461,000	$6,184,000
Other	164,000	173,000
Net deferred tax liability	$6,625,000	$6,357,000

No provision for U.S. taxes has been made for undistributed earnings of the foreign subsidiaries since it is expected that the major portion of such earnings will continue to be reinvested for an indefinite period. The Company has Canadian net operating loss carryforwards that expire between 2009 and 2011. Management believes that it is more likely than not that the Company will generate sufficient taxable income in the appropriate carryforward periods to realize the benefit of the Canadian net operating loss carryforwards.

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

The following is significant financial information by operating segment, reconciling to the Company’s totals.

	Sales			Operating Income
(In thousands)	2004	2003	2002	2004	2003	2002
Commercial	$99,807	$98,044	$108,945	$8,335	$6,782	$10,862
Residential	65,355	53,784	44,941	11,049	8,581	163
Aluminum Extrusion	97,378	83,173	85,946	709	(209)	(2,181)
Total segments	262,540	235,001	239,832	20,093	15,154	8,844
Eliminations	(49,506)	(42,452)	(48,403)	(668)	(422)	693
Corporate	—	—	—	(8,982)	(7,830)	(7,581)
Total	$213,034	$192,549	$191,429	$10,443	$6,902	$1,956

	Capital Expenditures			Depreciation and Amortization
(In thousands)	2004	2003	2002	2004	2003	2002
Commercial	$542	$1,091	$6,343	$1,820	$1,972	$1,863
Residential	2,075	687	1,017	1,847	2,094	2,126
Aluminum Extrusion	519	789	4,032	2,481	2,509	2,482
Total segments	3,136	2,567	11,392	6,148	6,575	6,471
Corporate	346	280	456	378	410	517
Total	$3,482	$2,847	$11,848	$6,526	$6,985	$6,988

	Total Assets
(In thousands)	2004	2003
Commercial	$60,922	$59,397
Residential	27,105	25,135
Aluminum Extrusion	38,130	36,016
Total segments	126,157	120,548
Corporate	15,725	12,695
Total	$141,882	$133,243

Note 11. Current and Pending Accounting Changes

Current and pending accounting pronouncements are not expected to have a significant impact on the Company’s results of operations or financial position.

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
Vice President — Human Resources
Alexander L. Dean
President of David Brooks Company
FINANCIAL INFORMATION ON CORPORATE WEBSITE
Joel F. McIntyre
Attorney At Law	The Company makes available on its website, www.intlalum.com, its reports on Form 10-K and 10-Q as soon as reasonably practicable after they have been filed.

STOCK TRANSFER AGENT AND REGISTRAR	ELECTRONIC TRANSFER OF DIVIDENDS

Continental Stock Transfer & Trust Company	For information and forms, write to:
17 Battery Place	Corporate Secretary
New York, NY 10004	International Aluminum Corporation
(212) 509-4000	P. O. Box 6
Internet at www.continentalstock.com	Monterey Park, CA 91754

STOCK EXCHANGE LISTING	ANNUAL SHAREHOLDERS MEETING

The Company’s common stock (trading	2 p.m., Thursday, October 28, 2004
symbol: IAL) is listed on the New York	International Aluminum Corporation
Stock Exchange	767 Monterey Pass Road
Monterey Park, CA 91754

SUBSIDIARIES BY SEGMENT

COMMERCIAL	RESIDENTIAL

Douglas R. Ellerbrock	George L. Hall
Executive Vice President	Executive Vice President
Commercial Products Group	Residential Products Group

Exterior Products	International Window Corporation
South Gate, California
United States Aluminum Corporation
Vernon, California	International Window-Northern California
Hayward, California
United States Aluminum Corporation-Illinois
Bedford Park, Illinois	International Window-Arizona, Inc.
Boston, Massachusetts	Phoenix, Arizona
Detroit, Michigan

United States Aluminum Corporation-Texas
Waxahachie, Texas
Denver, Colorado
St. Louis, Missouri
Dallas, Texas
Houston, Texas

United States Aluminum Corporation-Carolina
Rock Hill, South Carolina
Atlanta, Georgia
Baltimore, Maryland

United States Aluminum Of Canada–British Columbia, Ltd.
Langley, British Columbia, Canada

United States Aluminum Of Canada–Ontario, Ltd.
Guelph, Ontario, Canada

ALUMINUM EXTRUSION

Interior Products

International Extrusion Corporation
Raco Interior Products, Inc.	Alhambra, California
Houston, Texas
Waxahachie, Texas

International Extrusion Corporation-Texas

Dallas, Texas	Waxahachie, Texas