Form 10-K, Exhibit 13
period 2005-06-30
INTERNATIONAL ALUMINUM CORP
filed 2005-09-09
CIK 51103

Exhibit 13.1

INTERNATIONAL

ALUMINUM

CORPORATION

2005 Annual Report

COMPANY PROFILE

INTERNATIONAL ALUMINUM CORPORATION is an integrated building products manufacturer of diversified lines of quality aluminum and vinyl products.  The Company is headquartered in Monterey Park, California, and has approximately 1,500 employees.  Operations are conducted through twelve North American subsidiaries.  The Company’s primary Internet website is located at www.intlalum.com.

PRODUCTS BY SEGMENT

COMMERCIAL - Curtainwalls, window walls, slope glazed systems, storefront framing, entrance doors and frames, commercial operable windows, including products for storm and blast-resistant applications; interior officefronts, office partitions and interior doors and frames for the commercial building and tenant improvement markets.  Product information is available at www.usalum.com and www.racointeriors.com.

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
Certifications
Management’s Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Corporate Information
Subsidiaries by Segment

FINANCIAL HIGHLIGHTS

Fiscal Years Ended June 30, 2005, 2004 and 2003

	2005	2004	2003

Operating Results:

Net sales	$251,588,000	$213,034,000	$192,549,000

Income from continuing operations	$12,942,000	$6,529,000	$4,426,000
Income (loss) from discontinued operations	—	129,000	(1,697,000)
Net income	$12,942,000	$6,658,000	$2,729,000

Financial Data:

Net cash provided by operating activities	$5,199,000	$12,146,000	$14,715,000
Capital expenditures	4,246,000	3,482,000	2,847,000

Cash and cash equivalents	12,437,000	15,964,000	12,570,000
Working capital	77,554,000	67,860,000	62,929,000
Long-term debt	—	—	—
Shareholders’ equity	120,503,000	111,206,000	109,536,000

Per Share Data:

Continuing operations - Diluted	$3.04	$1.54	$1.04
Income (loss) from discontinued operations - Diluted	—	.03	(.40)
Net income - Diluted	$3.04	$1.57	$.64

Dividends declared	$1.20	$1.20	$1.20

Book value at year end	28.22	26.20	25.80
Market price at year end	31.95	29.10	21.85

To Our Shareholders

By any measure, fiscal 2005 was a successful year for International Aluminum Corporation.  Our sales revenue was a record $251,588,000, an 18% increase from the $213,034,000 for fiscal 2004.  Net income was $12,942,000 or $3.04 per share, a 94% increase over the $6,658,000 or $1.57 for the 2004 fiscal year.

During this year the Company was required for the first time to comply with the internal control provisions of the Sarbanes-Oxley Act.  The project was successfully completed on a timely basis.  While it was done in the most efficient and cost effective method available, the Company incurred $780,000 in pretax costs, or 11¢ per share, for the necessary consulting and additional auditing services.

Commercial Products

Better-than-forecast market conditions throughout most of fiscal 2005 opened the door for our Commercial Products Group.  Utilizing our reputation for outstanding customer service and a well stocked inventory, we were well positioned to take advantage of the improved market and were able to significantly increase sales volume.  Additionally, increases in selling prices and improvements in productivity have more than offset the rising costs of materials, wages and insurance.  This resulted in an 86% increase in Operating Profit on a 25% increase in Sales.

New product development continues to be a top priority.  Several new products were introduced in fiscal 2005 and more are slated for 2006.  All are expected to increase our market share.

Residential Products

Our Residential Products Group achieved record sales and posted excellent income from operations. Our sustained growth reflects the continued strong market for residential windows and doors and our introduction of newly developed products.  We are most excited about our new aluminum energy window, the Ambassador Series.  This innovative new product features ThermoTechTM technology and will be introduced to the Arizona market as one of the few aluminum windows that meets Energy Star requirements.

The California market continues its transition from aluminum to vinyl windows and doors.  To meet the increasing demand for vinyl products, we have completed the expansion of our Northern California facility and are continuing to invest in additional automated fabrication equipment to provide additional production capacity.

Aluminum Extrusions

The lack of improved performance in our Aluminum Extrusion Group has been a disappointment. Aluminum raw material costs reached a 10-year high during fiscal 2005, which coupled with a tight supply during the first half of the year, posed a challenge for this Group.

The yearlong rise in Aluminum prices led to an 18% increase in sales revenue on a 6% increase in total tonnage shipped.  The market pricing for aluminum extrusions continued to be very competitive and reflected further downward pressure from foreign off shore extruders.

Production improvements brought about by recent changes in leadership and expertise in our extrusion operations are starting to have a positive impact in both quality and quantity.  Executive management is closely working with Group personnel and is monitoring the changes and the desired improvements.

Financial Condition

Our financial condition continues to be excellent as we concluded the year with more than $12 million in cash and cash equivalents, in excess of $77 million in working capital, a current ratio over 4 and no long-term debt.  Capital expenditures for fiscal 2006 are currently projected to be $6.5 million, approximately the same level as our non-cash depreciation charges.

Cornelius C. Vanderstar

Ronald L. Rudy

Chairman of the Board

President and Chief Executive Officer

September 2, 2005

SELECTED FINANCIAL DATA

Year Ended June 30	2005	2004	2003	2002	2001

Sales by Segment
Commercial	$123,034,000	$98,789,000	$97,345,000	$108,510,000	$114,436,000
Residential	74,131,000	64,947,000	53,586,000	44,352,000	52,822,000
Aluminum Extrusion	54,423,000	49,298,000	41,618,000	38,567,000	40,085,000
Total net sales	$251,588,000	$213,034,000	$192,549,000	$191,429,000	$207,343,000

Earnings
Gross profit	$58,111,000	$43,998,000	$35,350,000	$33,999,000	$39,929,000

Continuing operations	$12,942,000	$6,529,000	$4,426,000	$1,485,000	$5,212,000
Discontinued operations*	—	129,000	(1,697,000)	(1,533,000)	(578,000)
Cum. effect of acctg. Change	—	—	—	(7,935,000)	—
Net income (loss)	$12,942,000	$6,658,000	$2,729,000	$(7,983,000)	$4,634,000

Per share:
Continuing operations	$3.04	$1.54	$1.04	$.35	$1.23
Discontinued operations*	—	.03	(.40)	(.36)	(.14)
Cum. effect of acctg. Change	—	—	—	(1.87)	—
Net income (loss) - Diluted	$3.04	$1.57	$.64	$(1.88)	$1.09

Dividends declared	$1.20	$1.20	$1.20	$1.20	$1.20

Financial Data at Year End
Cash and cash equivalents	$12,437,000	$15,964,000	$12,570,000	$3,495,000	$5,915,000
Working capital	77,554,000	67,860,000	62,929,000	58,057,000	66,097,000
Total assets	151,631,000	141,882,000	133,243,000	132,724,000	148,070,000
Long-term debt	—	—	—	—	—
Shareholders’ equity	120,503,000	111,206,000	109,536,000	110,805,000	123,755,000

* For further details relating to discontinued operations refer to Note 8.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations

2005 vs. 2004

General Overview

Net sales for fiscal 2005 increased $38,554,000 or 18.1% from fiscal 2004.  All Groups achieved increased sales during 2005 compared to the prior year.  Gross profit increased to 23.1% of sales in 2005 compared to 20.7% in 2004.  All Groups realized reductions, to varying degrees, in their cost of sales percentages during fiscal 2005 compared to the prior year.  Selling, general and administrative expenses increased $3,763,000, but declined as a percentage of net sales to 14.8% of sales in fiscal 2005 compared to 15.8% in fiscal 2004.

The Company includes product costs, inbound freight, purchasing, receiving, inspection, internal transfer, warehousing and other costs of the Company’s distribution network in cost of goods sold, thereby reducing gross profit by these amounts.  Cost of sales and gross profit as a percent of sales for the Company may not be comparable to those of other companies in our industry, since other entities may record purchasing, warehousing and distribution costs as selling, general and administrative expense.

The contribution to these results by each segment is discussed below.

Commercial Products

Sales of the Commercial Products Group increased $24,245,000 or 24.5% compared to the 2004 year.  This gain reflects increased commercial construction activity together with increased sales prices, expanded geographic market penetration and new product development.  Gross profit increased to 24.3% of sales in fiscal 2005 compared to 21.5% in 2004.  Despite experiencing higher aluminum costs, this Group achieved decreased material, labor and overhead cost percentages mainly due to improved margins generated as a result of the substantially higher sales volume coupled with increased prices.  Selling, general and administrative expenses increased $1,433,000, although as a percentage of sales decreased to 11.8% of sales compared to 13.1% of sales in 2004. These increased expenses reflect additional employment and sales representation costs of $1,532,000 for the year related to the increase in sales and achievement of incentive compensation targets.  Partially offsetting the increase was $180,000 of income related to retrospective adjustments to workers’ compensation insurance policies.

Residential Products

Sales of the Residential Products Group increased $9,184,000 or 14.1% compared to the 2004 year.  Consumer demand continued to stimulate new home construction, re-sales of existing homes and home improvement spending in the areas served by this Group.  New product development and more aggressive promotional programs also contributed to the increase.  Gross profit increased to 31.3% of sales in fiscal 2005 compared to 29.9% in 2004.  Although the material cost percentage was unchanged from the prior year, this Group experienced decreased labor and overhead cost percentages compared to the prior year reflecting production efficiencies attained from the substantially higher sales volume coupled with a decrease of $368,000 for current year workers’ compensation claims.  Selling, general and administrative expenses increased $981,000, but decreased as a percentage of sales to 12.7%

of sales in fiscal 2005 compared to 13.0% of sales in 2004.  This increase is mainly attributable to increases of $317,000 for advertising and promotional costs, $299,000 for current year general liability insurance costs, and $178,000 for additional employment related to the increase in sales.

Aluminum Extrusion

Sales of the Aluminum Extrusion Group increased $5,125,000 or 10.4% compared to the 2004 year.  Although net tonnage shipped to outside customers decreased 2.5%, particularly in the area served by our California facility, the Group benefited from an increase in selling prices.  Cost of sales as a percentage of sales at 96.1% for fiscal 2005, was only slightly better than the 96.2% recorded in fiscal 2004.  Due to the highly competitive marketplace, selling prices were increased directly in line with the increased cost of aluminum resulting in increased material cost percentages and decreased labor and overhead cost percentages for the current year.  Additionally, labor and overhead production efficiencies gained from higher total tonnage output, including intercompany customers, decreased labor and overhead cost percentages for the current year. These gains served to offset increased material cost percentages.  Selling, general and administrative expenses increased $584,000, although as a percentage of sales remained unchanged at 3.1% of sales compared to last year.  This increase reflects increased costs of $560,000 for retrospective adjustments to workers’ compensation insurance policies.

Corporate

General and administrative expenses increased $765,000, but decreased as a percentage of consolidated net sales to 3.9% of net sales in fiscal 2005 compared to 4.2% in 2004.  The increase is mainly attributable to $780,000 for costs related to complying with the internal control sections of the Sarbanes-Oxley legislation.  Additional costs of $199,000 were incurred during the current year relating to higher employment and recruitment expense and $104,000 for increased costs for retrospective adjustments to workers’ compensation and general liability insurance policies.  Partially offsetting these increases was a one-time recovery of $265,000 for current and prior year legal fees that was recorded as a result of a settlement.

The increase in interest income relates to increased funds available for investment during the year combined with higher rates of return compared to last year.

The effective tax rate increased to 38.0% in fiscal 2005 compared to 37.7% last year.

2004 vs. 2003

General Overview

Net sales for fiscal 2004 increased $20,485,000 or 10.6% from fiscal 2003.  All Groups achieved increased sales during 2004 compared to 2003.  Gross profit increased to 20.7% of sales in 2004 compared to 18.4% in 2003.  All Groups realized reductions, to varying degrees, in their cost of sales percentages during fiscal 2004 compared to fiscal 2003.  Selling, general and administrative expenses increased $5,107,000 to 15.8% of sales in fiscal 2004 compared to 14.8% in fiscal 2003.

The Company includes product costs, inbound freight, purchasing, receiving, inspection, internal transfer, warehousing and other costs of the Company’s distribution network in cost of goods sold, thereby reducing gross profit by these amounts.  Cost of sales and gross profit as a percent of sales for the Company may not be comparable to those of other companies in our industry since other entities may record purchasing, warehousing and distribution costs as selling, general and administrative expense.

The contribution to these results by each segment is discussed below.

Commercial Products

Sales of the Commercial Products Group increased $1,444,000 or 1.5% in fiscal 2004 compared to the 2003 year.  This increase was due to the substantial gains achieved during the fourth quarter, $4,027,000 or 17.1% compared to the same period of the 2003 year.  Throughout most of 2004 this group was negatively impacted by a soft commercial construction market coupled with increased competitive conditions. Sales of newly developed product lines lessened the negative impact.  The 2004 fourth quarter results stemmed from recently increased construction activity together with increased sales prices.  Gross profit increased to 21.5% of sales in fiscal 2004 compared to 19.5% in 2003.  This Group achieved lower cost percentages compared to 2003 mainly due to improved margins generated as a result of the aforementioned fourth quarter sales increase.  In addition, 2003 had unusually high material costs for some major projects at the United States Aluminum facility in Texas.  Selling, general and administrative expenses increased $768,000 to 13.1% of sales in fiscal 2004 compared to 12.6% of sales in 2003.  This increase was mainly due to an increase of $459,000 for employment costs related to achievement of incentive compensation targets, $200,000 for retrospective workers’ compensation and general liability insurance policies and $175,000 for employment and sales representation costs related to the increase in sales.

Residential Products

Sales of the Residential Products Group increased $11,361,000 or 21.2% in fiscal 2004 compared to the 2003 year.  Low interest rates and increased consumer confidence continued to stimulate new home construction, re-sales of existing homes and home improvement spending.  In addition, sales at our South Gate, California facility continued to improve due to increased customer confidence in product quality and customer service that had suffered during the prolonged strike in fiscal 2002.  New product development and new marketing and advertising programs have also contributed to the increase.  Gross profit increased to 29.1% of sales in fiscal 2004 compared to 27.1% in 2003.  This Group experienced decreased material, labor and overhead cost percentages compared to 2003 reflecting production efficiencies attained from additional automation and the substantially higher sales volume.  Selling, general and administrative expenses increased $2,502,000 to 13.0% of sales in fiscal 2004 compared to 11.2% of sales in 2003.  This increase included $1,064,000 for retrospective workers’ compensation and general liability insurance policies, $543,000 for additional employment related to the increase in sales and attainment of incentive compensation targets, $451,000 for advertising and promotional costs, and $119,000 for fiscal 2004 general liability insurance costs.

Aluminum Extrusion

Sales of the Aluminum Extrusion Group increased $7,680,000 or 18.5% in fiscal 2004 compared to the 2003 year.  Net tonnage shipped increased 13.9%.  The Extrusion Group continued to benefit from expanded geographic market penetration, particularly the area served by our

Texas facility.  Still subject to a highly competitive market, the Group increased sales prices during the latter part of the year commensurate with the increased cost of aluminum.  Gross profit increased to 3.8% of sales in fiscal 2004 compared to 2.5% in 2003.  This Group, while absorbing higher material costs compared to 2003, posted decreased labor and overhead cost percentages primarily due to production efficiencies resulting from the higher tonnage output.  Selling, general and administrative expenses increased $657,000 to 3.1% of sales in fiscal 2004 compared to 2.8% of sales in 2003.  This increase was mainly attributable to $478,000 for additional employment and sales representation costs related to the increase in sales and achievement of incentive compensation targets.

Corporate

General and administrative expenses increased $1,180,000 to 4.2% of consolidated net sales in fiscal 2004 compared to 4.0% in 2003.  The increase was mainly attributable to $907,000 of employment costs related to achievement of incentive compensation targets.  Included in 2003 was $162,000 related to a refund of prior years insurance fees and costs that served to offset overall expenses.

The swing from net interest expense in fiscal 2003 to net interest income in fiscal 2004 relates to increased funds available for investment during the year in addition to lower utilization of our foreign lines of credit.

The effective tax rate increased to 37.7% in fiscal 2004 compared to 35.7% in fiscal 2003.

Liquidity and Capital Resources

Cash and cash equivalents at June 30, 2005 was $12,437,000 compared to $15,964,000 at June 30, 2004 and $12,570,000 at June 30, 2003.  Working capital at June 30, 2005 was $77,554,000 compared to $67,860,000 at June 30, 2004 and $62,929,000 at June 30, 2003.  The ratio of current assets to current liabilities was 4.1 at the end of 2005 compared to 3.8 at the end of 2004 and 4.6 at the end of 2003. The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements.  Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Net cash provided by operating activities was approximately $5.2 million, $12.1 million and $14.7 million in fiscal 2005, 2004 and 2003, respectively.  Cash used in investing activities was utilized for capital expenditures for property, plant and equipment of approximately $4,246,000 in 2005, $3,482,000 in 2004 and $2,847,000 in 2003 and were financed through internal cash flow and cash reserves.  Cash flows included proceeds from the sale of an excess facility of $2,450,000 in fiscal 2003.  The Company projects net capital expenditures of approximately $6,500,000 for fiscal 2006 for expansion of production capacity, as well as normal recurring capitalized replacement items.  The Company anticipates financing these expenditures through internal cash flow and cash reserves.  Cash used in financing activities during the past three years was utilized mainly for payment of shareholder dividends as authorized by the Board of Directors.

The Company had no long-term debt outstanding at the end of 2005, 2004, or 2003.  The Company had $22,450,000 in available credit at the end of 2005 under short-term borrowing arrangements (see Note 3).

The Company’s financial condition remains strong.  The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity, taken together, provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

Inflation, Trends, and General Considerations

From 2003 to 2005, inflation has been relatively low and we believe that inflation has not had a material effect on our results of operations.  Our performance is dependent to a significant extent upon levels of new construction, repair and remodeling for residential and commercial construction, all of which are affected by such factors as interest rates, consumer confidence and economic outlook.  In the near term, we expect to operate in an environment of relatively stable levels of construction and remodeling activity. However, increases in interest rates could have a negative impact on the level of housing construction and remodeling activity.  The demand for our products is seasonal, particularly in the colder regions of North America where inclement weather during the winter months usually reduces the level of building and remodeling activity.  We usually experience lower sales levels during the second and third quarters of our fiscal year.

Critical Accounting Policies

The Summary of Accounting Policies within the Notes to the Consolidated Financial Statements includes the significant policies and procedures used in the preparation of the Company’s consolidated financial statements. The following is a discussion of each of the Company’s critical accounting policies:

Revenue Recognition

Sales are recognized when products are shipped or when services are provided, assuming no significant Company obligations remain and the collection of related receivables is probable.  Revenue recognition on product sales is not subject to significant estimates, as the Company has not experienced significant product returns.

Valuation of Receivables

The majority of the Company’s accounts receivable arises from sales of products under typical industry trade terms.  Trade accounts receivable are stated at cash due from customers less allowances for doubtful accounts. Past due amounts are determined based on established terms and charged-off when deemed uncollectible.

The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  The allowance is based on management’s assessment of the business environment, customers financial condition, accounts receivable aging and historical collection expense.  Changes in any of these items may impact the level of future write-offs.

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

Current and Pending Accounting Changes

The American Jobs Creation Act of 2004 (the “AJCA”) was signed into law on October 22, 2004.  The AJCA contains numerous changes to U.S. tax law, both temporary and permanent in nature, including a potential tax deduction with respect to certain qualified domestic manufacturing activities, changes in the carryback and carryforward utilization periods for foreign tax credits and a dividend received deduction with respect to accumulated income earned abroad.  The new law could potentially have an impact on our effective tax rate, future taxable income and cash and tax planning strategies, amongst other effects.  We are currently in the process of evaluating the impact that the Act will have on our financial position and results of operations.  See Note 11 for additional information.

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs” (SFAS 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material.  SFAS 151 will be effective for inventory costs incurred beginning July 1, 2005.  Upon adoption in fiscal year 2006 we do not anticipate that SFAS 151 will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment”, which replaced SFAS No. 123 and superseded APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values in the first interim or annual period beginning after June 15, 2005.  The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.  As disclosed in Note 1 under Stock Based Compensation, we do not believe the adoption of SFAS 123R will have an impact on our financial statements.

In March 2005, the FASB issued Financial Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 is an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations” and clarifies (i) that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated and (ii) when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  Upon adoption in fiscal year 2006 we do not anticipate that FIN 47 will have a material impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154 (SFAS 154), “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”.  Under the previous guidance, most voluntary changes in accounting principle were required to be recognized as the cumulative effect of a change in accounting principle within the net income of the periods in which the change is made.  SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle, unless it is impracticable to do so.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

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

QUARTERLY FINANCIAL DATA (UNAUDITED)

For the years ended June 30, 2005 and 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005
Net sales	$60,727,000	$61,759,000	$62,088,000	$67,014,000

Gross profit	13,964,000	13,702,000	13,894,000	16,551,000

Net income	3,034,000	2,791,000	2,731,000	4,386,000

Earnings per share - Basic and Diluted:
Net income	.71	.66	.64	1.03

Dividends declared	.30	.30	.30	.30

Stock price - High	30.33	34.40	35.74	35.49

Stock price - Low	25.70	28.25	31.10	30.40

2004
Net sales	$52,956,000	$50,698,000	$50,064,000	$59,316,000

Gross profit	10,558,000	11,014,000	9,473,000	12,953,000

Income from continuing operations	1,538,000	1,562,000	855,000	2,574,000
Income from discontinued operations*	41,000	88,000	—	—
Net income	1,579,000	1,650,000	855,000	2,574,000

Earnings per share - Basic and Diluted:
Continuing operations	.36	.37	.20	.61
Discontinued operations*	.01	.02	—	—
Net income	.37	.39	.20	.61

Dividends declared	.30	.30	.30	.30

Stock price - High	23.87	28.50	35.00	32.86

Stock price - Low	20.85	21.72	25.78	27.85

* For further details relating to discontinued operations refer to Note 8.

CERTIFICATIONS

International Aluminum Corporation (a) has filed the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits to its Annual Report on Form 10-K for the year ended June 30, 2005 and (b) will submit to the New York Stock Exchange (NYSE) the 2005 Annual CEO Certification regarding compliance with the NYSE corporate governance listing standards.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

International Aluminum Corporation’s management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements and related disclosures in accordance with generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements and related disclosures in accordance with generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements and related disclosures.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company assessed the effectiveness of its internal control over financial reporting as of June 30, 2005.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in INTERNAL CONTROL-INTEGRATED FRAMEWORK.

Based upon management’s assessment using the criteria contained in COSO, the Company’s management has concluded that, as of June 30, 2005, International Aluminum Corporation’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of International Aluminum Corporation:

We have completed an integrated audit of International Aluminum Corporation’s 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report On Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of June 30, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.  We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Los Angeles, California

September 2, 2005

INTERNATIONAL ALUMINUM CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Net sales	$251,588,000	$213,034,000	$192,549,000
Cost of sales	193,477,000	169,036,000	157,199,000
Gross profit	58,111,000	43,998,000	35,350,000
Selling, general and administrative expenses	37,318,000	33,555,000	28,448,000
Income from operations	20,793,000	10,443,000	6,902,000
Interest income	85,000	50,000	11,000
Interest expense	(6,000)	(20,000)	(26,000)
Income from continuing operations before income taxes	20,872,000	10,473,000	6,887,000
Provision for income taxes	7,930,000	3,944,000	2,461,000
Income from continuing operations	12,942,000	6,529,000	4,426,000
Income (loss) from discontinued operations	—	129,000	(1,697,000)
Net income	$12,942,000	$6,658,000	$2,729,000

Earnings per share - Basic and Diluted:
Continuing operations	$3.04	$1.54	$1.04
Discontinued operations	—	.03	(.40)
Total	$3.04	$1.57	$.64

See accompanying notes to consolidated financial statements.

INTERNATIONAL ALUMINUM CORPORATION

CONSOLIDATED BALANCE SHEETS

June 30, 2005 and 2004

	2005	2004
Assets

Current assets:
Cash and cash equivalents	$12,437,000	$15,964,000
Accounts receivable, less allowance of $1,244,000 in 2005 and $1,447,000 in 2004	43,543,000	39,030,000
Inventories	41,270,000	32,286,000
Prepaid expenses and deposits	2,055,000	1,864,000
Deferred income taxes	3,310,000	2,767,000
Total current assets	102,615,000	91,911,000

Property, plant and equipment, at cost	125,081,000	121,828,000
Accumulated depreciation	(78,179,000)	(73,227,000)
Net property, plant and equipment	46,902,000	48,601,000

Other assets:
Goodwill	645,000	609,000
Other	1,469,000	761,000
Total other assets	2,114,000	1,370,000
Total Assets	$151,631,000	$141,882,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$9,958,000	$10,858,000
Accrued liabilities	13,531,000	11,903,000
Advances payable to banks	—	202,000
Income taxes payable	1,572,000	1,088,000
Total current liabilities	25,061,000	24,051,000

Deferred income taxes	6,067,000	6,625,000
Total liabilities	31,128,000	30,676,000

Commitments and contingencies (Note 4)

Shareholders’ equity:
Common stock	4,791,000	4,765,000
Paid-in capital	4,689,000	4,123,000
Retained earnings	108,975,000	101,140,000
Accumulated other comprehensive income	2,048,000	1,178,000
Total shareholders’ equity	120,503,000	111,206,000
Total Liabilities and Shareholders’ Equity	$151,631,000	$141,882,000

See accompanying notes to consolidated financial statements.

INTERNATIONAL ALUMINUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2005, 2004 and 2003

	2005	2004	2003

Cash flows from operating activities:
Net income	$12,942,000	$6,658,000	$2,729,000
Adjustments for noncash transactions:
Depreciation and amortization	6,269,000	6,526,000	6,985,000
Change in deferred income taxes	(1,101,000)	(260,000)	(91,000)
Loss on discontinued operations	—	—	1,144,000
Changes in assets and liabilities:
Receivables	(4,232,000)	(4,667,000)	(2,362,000)
Inventories	(8,811,000)	(3,714,000)	3,894,000
Prepaid expenses and other	(886,000)	490,000	899,000
Accounts payable	(1,148,000)	3,434,000	570,000
Accrued liabilities	1,609,000	2,883,000	745,000
Income taxes payable	557,000	796,000	202,000
Net cash provided by operating activities	5,199,000	12,146,000	14,715,000

Cash flows from investing activities:
Capital expenditures	(4,246,000)	(3,482,000)	(2,847,000)
Proceeds from sales of capital assets	221,000	212,000	2,824,000
Net cash used in investing activities	(4,025,000)	(3,270,000)	(23,000)

Cash flows from financing activities:
Dividends paid to shareholders	(5,107,000)	(5,094,000)	(5,094,000)
Exercise of stock options	592,000	—	—
Net repayments under lines of credit	(220,000)	(394,000)	(575,000)
Net cash used in financing activities	(4,735,000)	(5,488,000)	(5,669,000)

Effect of exchange rate changes	34,000	6,000	52,000

Net change in cash and cash equivalents	(3,527,000)	3,394,000	9,075,000
Cash and cash equivalents at beginning of year	15,964,000	12,570,000	3,495,000
Cash and cash equivalents at end of year	$12,437,000	$15,964,000	$12,570,000

Supplemental cash flow information:
Interest payments	$6,000	$20,000	$28,000
Income tax payments	$8,088,000	$3,184,000	$1,596,000

See accompanying notes to consolidated financial statements.

INTERNATIONAL ALUMINUM CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2005, 2004 and 2003

					Accumulated
					Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total

Balance, June 30, 2002	4,244,794	$4,765,000	$4,123,000	$101,941,000	$(24,000)	$110,805,000

Net income				2,729,000		2,729,000
Translation adjustment					1,096,000	1,096,000
Total comprehensive income						3,825,000
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2003	4,244,794	4,765,000	4,123,000	99,576,000	1,072,000	109,536,000

Net income				6,658,000		6,658,000
Translation adjustment					106,000	106,000
Total comprehensive income						6,764,000
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2004	4,244,794	4,765,000	4,123,000	101,140,000	1,178,000	111,206,000

Net income				12,942,000		12,942,000
Translation adjustment					870,000	870,000
Total comprehensive income						13,812,000
Exercise of stock options	25,938	26,000	566,000			592,000
Cash dividends				(5,107,000)		(5,107,000)
Balance, June 30, 2005	4,270,732	$4,791,000	$4,689,000	$108,975,000	$2,048,000	$120,503,000

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

Revenue Recognition

Sales are recognized when products are shipped or services are provided, assuming no significant Company obligations remain and the collection of related receivables is probable. Shipping charges billed to customers are included in Net Sales and shipping and handling charges incurred by the Company are included in Cost of Sales.  Standard shipping terms are FOB shipping point.

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less at the date of purchase.

Concentrations of Credit Risk

The Company’s exposure to credit risk relates primarily to trade accounts receivable from customers located throughout North America.  The Company performs ongoing credit evaluations of its customers’ financial condition.  An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information.  The Company did not have sales exceeding 5% to any single customer in 2005, 2004 or 2003.

Inventory

Inventories are valued at the lower of cost or market.  The cost is determined by the first-in, first-out (FIFO) method and inventories are reviewed for excess quantities and obsolescence.  Inventories at fiscal year ends were as follows:

	2005	2004
Raw materials	$34,720,000	$26,790,000
Work in process	1,333,000	553,000
Finished goods	5,217,000	4,943,000
Total inventories	$41,270,000	$32,286,000

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

Depreciation and Amortization

Depreciation and amortization are provided over the estimated useful lives of the assets (up to 40 years for buildings, 5 to 20 years for machinery and plant equipment, 3 to 5 years for office equipment and computers and 2.5 to 7 years for vehicles) or the remaining terms of the leases, whichever is shorter, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

Goodwill

The excess of the purchase price over the underlying book value of any companies acquired is classified as “Goodwill”.  The nominal increase in goodwill during 2005 relates to the effect of applying fluctuating foreign exchange rates to balances pertaining to our Canadian subsidiaries.  In accordance with SFAS 142, management reviews the carrying value of goodwill for recoverability based on estimated fair values of the reporting units in the fourth quarter of each year or when events or changes in circumstances indicate, in management’s judgment, that the carrying value may not be recoverable.  The Company considers operating results, trends and prospects of the Company, as well as competitive comparisons.  The Company also takes into consideration competition within the building materials industry and any other events or circumstances which might indicate potential impairment.  No impairments have been recorded since the initial adoption of SFAS 142.

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

Long-Lived Assets

Whenever events indicate that the carrying values of long-lived assets may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows to determine if an impairment exists.  If an impairment is determined to exist, any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the assets.

Advertising Expense

The Company expenses advertising costs as incurred.  Advertising expenses of approximately $2,424,000, $2,011,000 and $1,583,000 were charged to selling, general and administrative expenses for the years ended June 30, 2005, 2004 and 2003, respectively.

Stock Based Compensation

The Company granted stock options for the purchase of common stock to certain executive and managerial employees under the Company’s 1991 Stock Option Plan, whose expired granting authority has been transferred to the successor plan, the 2001 Stock Option Plan.  The options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and become exercisable in equal installments over a five-year period from the date of grant so long as the employees remain in the continuous employ of the Company.  The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations in accounting for stock options granted under the plan.  Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference, if any, on the date of grant, between the fair value of the Company’s common stock and the exercise price.  All options issued have an exercise price equal to the fair value on the date of grant.  Accordingly, no compensation cost has been recognized for those stock options.  On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation”.  SFAS No. 148’s transition guidance and provisions for disclosures are effective for fiscal years ending after December 15, 2002.  The Company did not adopt fair value accounting for employee stock options under SFAS No. 123 and SFAS No. 148.  Since all outstanding stock awards are fixed stock options with no intrinsic value at the date of grant and were fully vested before the income statement periods presented, there would have been no change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123.

Note 2.  Balance Sheet Components

Property, Plant and Equipment, at Cost	2005	2004
Land	$6,953,000	$6,857,000
Buildings and improvements	29,932,000	29,481,000
Machinery and equipment	74,016,000	73,485,000
Office Equipment/Computers	7,427,000	7,424,000
Vehicles	4,478,000	4,541,000
Construction in process	2,275,000	40,000
	$125,081,000	$121,828,000

Accrued Liabilities	2005	2004
Wages and compensated absences	$8,167,000	$7,474,000
Taxes, other than income taxes	1,393,000	1,147,000
Dividends	1,281,000	1,273,000
Other	2,690,000	2,009,000
	$13,531,000	$11,903,000

Note 3.  Short-Term Debt and Lines of Credit

The Company has a loan agreement with a domestic bank providing for a $20,000,000 unsecured short-term line of credit. There were no amounts outstanding under the agreement at June 30, 2005 or June 30, 2004.  Additionally the Company’s foreign subsidiaries have loan agreements with a foreign bank providing for $2,250,000 in collateralized short-term lines of credit, at the prevailing Canadian prime interest rate (4.25% as of June 30, 2005).  There were no amounts outstanding under the agreements at June 30, 2005; $202,000 was outstanding at June 30, 2004.

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

Real property rental expense was $806,000 in 2005, $801,000 in 2004, and $977,000 in 2003.  Real property rental commitments are $827,000 in 2006, $528,000 in 2007, $348,000 in 2008 and $150,000 in 2009.

The Company is party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit or are of such kind, or involve such amounts, that an unfavorable disposition would not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Note 5.  Stock Options

The transactions for shares under options for the 1991 and 2001 Stock Option Plans for the three years ended June 30, 2005 were:

	Outstanding		Exercisable
	Number Of	Weighted-Average	Number Of	Weighted-Average
	Shares	Exercise Price	Shares	Exercise Price
Outstanding, June 30, 2002	108,000	$28.54	103,800	$28.45
Exercised	—
Outstanding, June 30, 2003	108,000	28.54	108,000	28.54
Exercised	—
Outstanding, June 30, 2004	108,000	28.54	108,000	28.54
Exercised	52,474	28.17	55,526	28.89
Outstanding, June 30, 2005	55,526	28.89	55,526	28.89

Stock Option Summary at June 30, 2005: $28.00-$31.56 (Life: 0.4-2.6 years)	55,526	28.89	55,526	28.89
Available for future grants	389,700

Note 6.  Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding.  Diluted earnings per share is computed by dividing net income by the weighted-average common shares and potentially dilutive common equivalent shares outstanding determined as follows:

	2005	2004	2003
Numerator:
Income before effect of discontinued operations	$12,942,000	$6,529,000	$4,426,000
Income (loss) from discontinued operations	—	129,000	(1,697,000)
Net Income	$12,942,000	$6,658,000	$2,729,000

Denominator:
Weighted-average shares outstanding used to compute basic EPS	4,252,728	4,244,794	4,244,794
Incremental shares issuable upon the exercise of stock options	6,928	3,401	—
Shares used to compute diluted EPS	4,259,656	4,248,195	4,244,794

Basic and Diluted net earnings (loss) per share:
Before effect of discontinued operations	$3.04	$1.54	$1.04
Discontinued operations	—	.03	(.40)
Basic and Diluted net earnings per share	$3.04	$1.54	$.64

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price of common stock during the related period.  The incremental shares for the fiscal years ending 2005, 2004 and 2003 exclude 8,625, 60,750 and 108,000 stock option shares, respectively, because their inclusion would be anti-dilutive, since the option price was greater than the Company’s average common stock price for related periods.

Note 7.  Capital Stock

The Company has 500,000 shares of preferred stock authorized, with a $10 par value, none of which is outstanding.  There are 10,000,000 shares of common stock authorized, $1 par value, of which 4,270,732 shares were outstanding at June 30, 2005 and 4,244,794 were outstanding at June 30, 2004.

Note 8.  Acquisitions and Divestitures

During fiscal years 2003 and 2002, the Company ceased operations of International Window-Colorado and Maestro Products, respectively, window and door subsidiaries which were components of the Residential Products segment. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company wrote down the net assets of these subsidiaries to their estimated net realizable value and reported their results as discontinued operations.  Amounts in the income statements and related notes for all periods shown were restated to reflect discontinued operations accounting.  Included in consolidated results is $1,320,000 for fiscal 2003 related primarily to inventory and goodwill write-downs at International Window-Colorado and $1,175,000 for fiscal 2002 for write-downs of various assets at Maestro Products, primarily inventory.  Due to favorable accounts receivable collections and the sale of a portion of the Window-Colorado equipment and inventory the Company recognized a pre-tax gain of $215,000 in fiscal 2004. In fiscal 2003 the Company realized a pre-tax gain of $176,000 in excess of projections on sale of the real property of Maestro Products.  Each of the gains have likewise been classified as discontinued operations. The Company does not anticipate any future activity with respect to either of these subsidiaries.

Summarized results of the discontinued businesses are shown separately as discontinued operations in the accompanying income statements.  Results of the discontinued operations, in thousands of dollars, are as follows:

	2005	2004	2003
Net sales	$—	$—	$1,787

Income (loss) before income taxes	$—	$215	$(2,638)
Income tax provision (benefit)	—	86	(941)
Net income (loss) from discontinued operations	$—	$129	$(1,697)

Earnings per share:
Discontinued operations - Diluted	$—	$.03	$(.40)

Note 9. Income Taxes

The components of income before U.S. and foreign income taxes are:

	2005	2004	2003
Domestic	$20,535,000	$10,567,000	$4,491,000
Foreign	337,000	121,000	(242,000)
	$20,872,000	$10,688,000	$4,249,000

The provision for income taxes is comprised of the following:

	2005	2004	2003
Current -
Federal	$7,776,000	$3,487,000	$1,208,000
State	984,000	568,000	261,000
Foreign	271,000	235,000	187,000
	9,031,000	4,290,000	1,656,000
Deferred -
Federal	(876,000)	(6,000)	214,000
State	(75,000)	(33,000)	(31,000)
Foreign	(150,000)	(221,000)	(319,000)
	(1,101,000)	(260,000)	(136,000)
	$7,930,000	$4,030,000	$1,520,000

Allocation of total provision -
Continuing operations	$7,930,000	$3,944,000	$2,461,000
Discontinued operations	—	86,000	(941,000)
Total provision	$7,930,000	$4,030,000	$1,520,000

A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

	2005	2004	2003
Tax provision on book income at statutory rate	$7,305,000	$3,641,000	$1,445,000
Increases (decreases) resulting from:
State income taxes, net of Federal income tax benefit	591,000	353,000	152,000
Other	34,000	36,000	(77,000)
Provision for income taxes	$7,930,000	$4,030,000	$1,520,000

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities at year end are as follows:

	2005	2004
Accounts receivable	$423,000	$503,000
Inventory	387,000	330,000
Accrued liabilities	1,478,000	1,144,000
Canadian operating loss carryforwards	999,000	954,000
Other	23,000	(164,000)
Net deferred tax asset	$3,310,000	$2,767,000

Property, plant and equipment	$5,953,000	$6,461,000
Other	114,000	164,000
Net deferred tax liability	$6,067,000	$6,625,000

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

Note 10.  Segment Information

The Company’s operations are organized and managed by product type.  The Company currently operates in three segments of the building products industry:  Commercial Products, Residential Products and Aluminum Extrusion. See the front cover of this Annual Report for a description of the products of each segment and Page 28 for a listing of the subsidiaries of each segment.

The Company uses a portion of its aluminum extrusion production in its Commercial and Residential segments.  Transfers are made at market prices.  Accounting policies for the segments are the same as those described in Note 1. The Company evaluates performance based on operating income or loss before any allocation of corporate overhead, interest or taxes.

The following is significant financial information by operating segment, reconciling to the Company’s totals.

	Sales			Operating Income
(In thousands)	2005	2004	2003	2005	2004	2003
Commercial	$123,604	$99,807	$98,044	$15,518	$8,335	$6,782
Residential	74,443	65,355	53,784	13,791	11,049	8,581
Aluminum Extrusion	114,807	97,378	83,173	951	709	(209)
Total segments	312,854	262,540	235,001	30,260	20,093	15,154
Eliminations	(61,266)	(49,506)	(42,452)	273	(668)	(422)
Corporate	—	—	—	(9,740)	(8,982)	(7,830)
Total	$251,588	$213,034	$192,549	$20,793	$10,443	$6,902

	Capital Expenditures			Depreciation and Amortization
(In thousands)	2005	2004	2003	2005	2004	2003
Commercial	$688	$542	$1,091	$1,698	$1,820	$1,972
Residential	3,110	2,075	687	1,798	1,847	2,094
Aluminum Extrusion	367	519	789	2,410	2,481	2,509
Total segments	4,165	3,136	2,567	5,906	6,148	6,575
Corporate	81	346	280	363	378	410
Total	$4,246	$3,482	$2,847	$6,269	$6,526	$6,985

	Total Assets
(In thousands)	2005	2004
Commercial	$66,353	$60,922
Residential	32,076	27,105
Aluminum Extrusion	42,010	38,130
Total segments	140,439	126,157
Corporate	11,192	15,725
Total	$151,631	$141,882

Note 11.  Current and Pending Accounting Changes

The American Jobs Creation Act of 2004 (the “AJCA”) was signed into law on October 22, 2004.  The AJCA contains numerous changes to U.S. tax law, both temporary and permanent in nature, including a potential tax deduction with respect to certain qualified domestic manufacturing activities, changes in the carryback and carryforward utilization periods for foreign tax credits and a dividend received deduction with respect to accumulated income earned abroad. The new law could potentially have an impact on the Company’s effective tax rate, future taxable income and cash and tax planning strategies, amongst other effects. In December 2004, the FASB issued Staff Position No. 109-1 (“FSP 109-1”), Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 and Staff Position No. 109-2 (“FSP 109-2”), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. FSP 109-1 clarifies that the manufacturer’s tax deduction provided for under the AJCA should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction.  FSP 109-2 provides accounting and disclosure guidance for the repatriation of certain foreign earnings to a U.S. taxpayer as provided for in the AJCA.  The Company has no plans to repatriate foreign earnings.  We are currently in the process of evaluating the impact that other portions of the Act may have on our financial position and results of operations.

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs” (SFAS 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material.  SFAS 151 will be effective for inventory costs incurred beginning July 1, 2005.  Upon adoption in fiscal year 2006 we do not anticipate that SFAS 151 will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment”, which replaced SFAS No. 123 and superseded APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values in the first interim or annual period beginning after June 15, 2005.  The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.  As previously disclosed in the Stock Based Compensation note, we do not believe the adoption of SFAS 123R will have an impact on our financial statements.

In March 2005, the FASB issued Financial Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 is an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations” and clarifies (i) that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated and (ii) when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  Upon adoption in fiscal year 2006 we do not anticipate that FIN 47 will have a material impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154 (SFAS 154), “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”.  Under the previous guidance, most voluntary changes in accounting principle were required to be recognized as the cumulative effect of a change in accounting principle within the net income of the periods in which the change is made.  SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle, unless it is impracticable to do so.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

CORPORATE INFORMATION

DIRECTORS	OFFICERS

Cornelius C. Vanderstar	Ronald L. Rudy
Chairman of the Board	President & Chief Executive Officer

Ronald L. Rudy	Mitchell K. Fogelman
Senior Vice President - Finance & Secretary
David C. Treinen
Retired President of	William G. Gainer
International Aluminum Corporation	Vice President - Sales & Marketing

David M. Antonini	Stanley M. Kutch
Retired Partner in White, Nelson & Co. LLP	Vice President - Information Systems

John P. Cunningham	Susan L. Leone
Retired President of	Vice President - Human Resources
International Aluminum Corporation

Alexander L. Dean
President of David Brooks Company

Joel F. McIntyre Attorney At Law	FINANCIAL INFORMATION ON CORPORATE WEBSITE

The Company makes available on its
website, www.intlalum.com, its periodic
reports on Form 10-K and 10-Q as soon as
reasonably practicable after they have
been filed.

STOCK TRANSFER AGENT AND REGISTRAR	ELECTRONIC TRANSFER OF DIVIDENDS

Continental Stock Transfer & Trust Company	For information and forms, write to:
17 Battery Place	Corporate Secretary
New York, NY 10004	International Aluminum Corporation
(212) 509-4000	P. O. Box 6
Internet at www.continentalstock.com	Monterey Park, CA 91754

STOCK EXCHANGE LISTING	ANNUAL SHAREHOLDERS MEETING

The Company’s common stock (trading	2 p.m., Thursday, October 27, 2005
symbol: IAL) is listed on the New York	International Aluminum Corporation
Stock Exchange	767 Monterey Pass Road
Monterey Park, CA 91754

SUBSIDIARIES BY SEGMENT

COMMERCIAL	RESIDENTIAL

Douglas R. Ellerbrock	George L. Hall
Executive Vice President	Executive Vice President
Commercial Products Group	Residential Products Group

Exterior Products	International Window Corporation
South Gate, California
United States Aluminum Corporation
Vernon, California	International Window-Northern California
Hayward, California
United States Aluminum Corporation-Illinois
Bedford Park, Illinois	International Window-Arizona, Inc.
Boston, Massachusetts	Phoenix, Arizona
Detroit, Michigan

United States Aluminum Corporation-Texas
Waxahachie, Texas
Denver, Colorado
St. Louis, Missouri
Dallas, Texas
Houston, Texas

United States Aluminum Corporation-Carolina
Rock Hill, South Carolina
Atlanta, Georgia
Baltimore, Maryland

United States Aluminum Of Canada-British Columbia, Ltd.
Langley, British Columbia, Canada	ALUMINUM EXTRUSION

United States Aluminum Of Canada-Ontario, Ltd.	David A. King
Guelph, Ontario, Canada	Executive Vice President
Aluminum Extrusion Group

Interior Products

International Extrusion Corporation
Raco Interior Products, Inc.	Alhambra, California
Houston, Texas
Waxahachie, Texas	International Extrusion Corporation-Texas
Dallas, Texas	Waxahachie, Texas

International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, California 91754
Tel: (323) 264-1670
Fax: (323) 266-3838
Web: www.intlalum.com