Form 10-K, Exhibit 13
period 2006-06-30
INTERNATIONAL ALUMINUM CORP
filed 2006-09-12
CIK 51103

Exhibit 13.1

INTERNATIONAL
ALUMINUM
CORPORATION

2006 Annual Report

COMPANY PROFILE

INTERNATIONAL ALUMINUM CORPORATION is an integrated building products manufacturer of diversified lines of quality aluminum and vinyl products.  The Company is headquartered in Monterey Park, California, and has approximately 1,600 employees.  Operations are conducted through twelve North American subsidiaries.  The Company’s primary Internet website is located at www.intlalum.com.

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

RESIDENTIAL — Extensive lines of windows and patio doors manufactured from vinyl and aluminum for the residential building and remodeling markets.  Product information is available at www.intlwindow.com.

ALUMINUM EXTRUSION — Mill finish, anodized, painted and fabricated aluminum extrusions.  Product information is available at www.intlextrusion.com.

CONTENTS

Financial Highlights	1
Letter to Shareholders	2
Selected Financial Data	4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	4
Quarterly Financial Data	10
Certifications	11
Management’s Report on Internal Control Over Financial Reporting	11
Report of Independent Registered Public Accounting Firm	12
Consolidated Financial Statements	14
Notes to Consolidated Financial Statements	18
Corporate Information	27
Subsidiaries by Segment	28

FINANCIAL HIGHLIGHTS

Fiscal Years Ended June 30, 2006, 2005 and 2004

	2006	2005	2004
Operating Results:

Net sales	$280,826,000	$251,588,000	$213,034,000

Income from continuing operations	$16,244,000	$12,942,000	$6,529,000
Income from discontinued operations	—	—	129,000
Net income	$16,244,000	$12,942,000	$6,658,000

Financial Data:

Net cash provided by operating activities	$18,237,000	$5,199,000	$12,146,000
Capital expenditures	6,358,000	4,246,000	3,482,000
Cash and cash equivalents	20,446,000	12,437,000	15,964,000
Working capital	88,384,000	77,554,000	67,860,000
Long-term debt	—	—	—
Shareholders’ equity	133,657,000	120,503,000	111,206,000

Per Share Data:

Continuing operations — Diluted	$3.78	$3.04	$1.54
Income from discontinued operations — Diluted	—	—	.03
Net income — Diluted	$3.78	$3.04	$1.57
Dividends declared	$1.20	$1.20	$1.20
Book value at year end	31.04	28.22	26.20
Market price at year end	38.00	31.95	29.10

TO OUR SHAREHOLDERS

Fiscal 2006 was an outstanding year for International Aluminum Corporation.  We continued to benefit from a strong Residential housing market and the resurgence of the Commercial building market.  Our sales revenue was a record $280,826,000, a 12% increase from our previous high of $251,588,000 for fiscal 2005.  Net income was a record $16,244,000 or $3.78 per share, a 24% increase over the $3.04 for fiscal 2005.

Residential Products

Our Residential Products Group finished the year with a solid income from operations of $15.0 million accompanied by a record sales achievement of $85.7 million.  Buoyed by an aggressive new construction market for most of the past year, single-family housing attained yet another record level for new housing starts.  Also sustaining the upsurge, the home improvement sector has continued to grow at a moderate rate and is expected to exceed the $300 billion mark in calendar 2006(1).  These factors, coupled with the still affordable cost of financing a remodeling project resulted in another solid year for this segment of our business.

Design and development of new products and customer-friendly order placement systems are important means to achieve continued growth.  During the year we developed a number of new products that have had a favorable impact on our sales.  In addition, we recently signed an agreement with a major chain of Home Improvement Centers to load our price book into their special order electronic catalog.  We are midway through this process and anticipate an increase in special order business from this new sales tool.

We were also successful in protecting our margins by implementing a significant price increase during the year to offset rising material costs resulting from shortages in aluminum and vinyl resins and higher costs associated with the manufacture of glass.  As always, customer satisfaction is our priority and we continue to strive to provide our customers with the highest product quality and value along with the best delivery performance available in the market.

Commercial Products

The Commercial Products Group posted record income from operations of $19.1 million generated from excellent sales of $135.0 million.  As the year progressed, overall performance steadily improved, especially during the fourth quarter of the year.  This was primarily due to a strong non-residential construction market, price increases and market share growth.  As a result, profits increased 23% on sales growth of 9%.

Strategic geographic expansions, coupled with the introduction of new products, continue to be a major focus.  New regional fabrication centers located in Phoenix, Arizona and Orlando, Florida are slated to open in Fall 2006.  The upgrading of manufacturing equipment and development of continuous improvement processes will keep us efficient and cost effective as we strive for continued growth.

Aluminum Extrusions

Although this group continues to perform below expectations, the improvements implemented during fiscal 2006 began showing positive results as Income from Operations increased by 167% over the prior year.  Competitive price pressure, including the continued penetration of lower-priced offshore suppliers, along with escalating domestic energy, transportation and environmental compliance costs, continue to challenge our extrusion business.

Aluminum raw material prices rose over most of the fiscal year reaching their peak in May.  Driven primarily by the rising aluminum market prices, sales revenue for the group, including shipments to internal customers, rose by 14% while total tonnage shipped increased 4.2%.

The improvements put in place during 2006, along with additional improvements planned for 2007 are anticipated to move the Group closer to meeting performance expectations.  Executive management will continue to work closely with Group personnel to execute the planned improvement initiatives.

Financial Condition

Our financial condition continues to be excellent as we concluded the year with more than $20 million in cash and cash equivalents, in excess of $88 million in working capital, a current ratio of 3.6 and no long-term debt.  Capital expenditures for fiscal 2007 are currently projected to be $6.4 million, approximately the same level as fiscal 2006 and slightly higher than our current non-cash depreciation charges.

Cornelius C. Vanderstar	Ronald L. Rudy
Chairman of the Board	President and Chief Executive Officer

September 2, 2006

(1)  Data provided by the Home Improvement Research Institute/Global Insight.

SELECTED FINANCIAL DATA

Year Ended June 30	2006	2005	2004	2003	2002

Sales by Segment
Commercial	$134,559,000	$123,034,000	$98,789,000	$97,345,000	$108,510,000
Residential	85,289,000	74,131,000	64,947,000	53,586,000	44,352,000
Aluminum Extrusion	60,978,000	54,423,000	49,298,000	41,618,000	38,567,000
Total net sales	$280,826,000	$251,588,000	$213,034,000	$192,549,000	$191,429,000

Earnings
Gross profit	$65,299,000	$58,111,000	$43,998,000	$35,350,000	$33,999,000

Continuing operations	$16,244,000	$12,942,000	$6,529,000	$4,426,000	$1,485,000
Discontinued operations*	—	—	129,000	(1,697,000)	(1,533,000)
Cum. effect of acctg. change	—	—	—	—	(7,935,000)
Net income (loss)	$16,244,000	$12,942,000	$6,658,000	$2,729,000	$(7,983,000)

Per share:
Continuing operations	$3.78	$3.04	$1.54	$1.04	$.35
Discontinued operations*	—	—	.03	(.40)	(.36)
Cum. effect of acctg. change	—	—	—	—	(1.87)
Net income (loss) — diluted	$3.78	$3.04	$1.57	$.64	$(1.88)
Dividends declared	$1.20	$1.20	$1.20	$1.20	$1.20

Financial Data at Year End
Cash and cash equivalents	$20,446,000	$12,437,000	$15,964,000	$12,570,000	$3,495,000
Working capital	88,384,000	77,554,000	67,860,000	62,929,000	58,057,000
Total assets	172,948,000	151,631,000	141,882,000	133,243,000	132,724,000
Long-term debt	—	—	—	—	—
Shareholders’ equity	133,657,000	120,503,000	111,206,000	109,536,000	110,805,000

* For further details relating to discontinued operations refer to Note 8.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations

2006 vs. 2005

General Overview

Net sales for fiscal 2006 increased $29,238,000 or 11.6% from fiscal 2005.  All Groups achieved increased sales during 2006 compared to the prior year.  Gross profit remained relatively unchanged at 23.3% of sales in 2006 compared to 23.1% in 2005.  Reductions to cost of sales percentages achieved by the Commercial Products and Aluminum Extrusion Groups during fiscal 2006 were partially offset by slightly increased cost of sales percentages incurred by the Residential Products Group.  Selling, general and administrative expenses increased $2,776,000, although as a percentage of net sales decreased to 14.3% of sales in fiscal 2006 compared to 14.8% in fiscal 2005.

The Company includes product costs, inbound freight, purchasing, receiving, inspection, internal transfer, warehousing and other costs of the Company’s distribution network in cost of goods sold, thereby reducing gross profit by these amounts.  Cost of sales and gross profit as a percentage of sales for the Company may not be comparable to those of other companies in our industry since other companies may record purchasing, warehousing and distribution costs as selling, general and administrative expense.

The contribution to these results by each segment is discussed below.

Commercial Products

Sales of the Commercial Products Group increased $11,524,000 or 9.4% compared to the 2005 year, bolstered to a significant extent by a very strong fourth quarter.  This gain reflects increased commercial construction activity together with increased sales prices and expanded geographic market penetration.  Gross profit improved to 25.9% in fiscal 2006 versus 24.3% for last year.  Despite experiencing increased costs for aluminum and energy surcharges, this Group was able to achieve slightly lower material cost percentages for the current year compared to last year.  Also contributing to the lower cost of sales percentages were decreased labor and overhead cost percentages compared to last year reflecting cost containment efforts coupled with volume efficiencies as a result of the aforementioned sales increases.  Selling, general and administrative expenses increased $1,350,000, and as a percentage of sales in fiscal 2006 was 11.8%, the same as last year.  This increase was mainly attributable to additional employment and sales representation costs of $1,239,000 relating to the increased sales.

Residential Products

Sales of the Residential Products Group increased $11,158,000 or 15.1% compared to the 2005 year.  Consumer demand, although tapering off in the fourth quarter, continued to stimulate new home construction, re-sales of existing homes and home improvement spending in the areas served by this group.  New product development, aggressive promotional and sales efforts and increased sales prices also contributed to the increase.  Cost of sales as a percentage of sales increased in fiscal 2006 to 69.8% versus 68.7% last year.  Higher material cost percentages were incurred mainly due to absorption of higher aluminum and energy surcharge costs.  This group also experienced a slight increase in labor cost percentages as additional labor efficiency expected from the increased volume was offset by higher costs incurred for overtime and temporary help in order to meet on-time delivery commitments.  Partially offsetting these increases were decreased overhead cost percentages achieved from production efficiencies attained from the higher sales volume.  Selling, general and administrative expenses increased $1,401,000, and as a percentage of sales in fiscal 2006 was 12.7%, the same as last year. During fiscal 2006, this group incurred $1,026,000 in additional legal costs primarily relating to defense of a product liability lawsuit that was certified as a class-action in November 2005.  The Company expects that a portion of these legal expenses may be reimbursed by our insurers.  Additional increases of $539,000 were incurred for employment costs related to the increase in sales.  Partially offsetting the increases in fiscal 2006 were decreases of $272,000 and $114,000, respectively, relating to workers’ compensation and general liability policies.

Aluminum Extrusion

Sales to outside customers of the Aluminum Extrusion Group increased $6,556,000 or 12.0% compared to the 2005 year.  During fiscal 2006 the Group benefited from an increase in selling prices and a modest 2.6% increase in net tonnage shipped to outside customers.  Current year sales to outside customers at our California facility increased by $4,931,000 or 17.1% compared to last year.  Increased selling prices coupled with increased demand from existing and new customers, improved lead times, product quality and on-time delivery performance fueled the gain at this facility.  Total tonnage shipped to outside and internal customers improved by 3.4% for the year, although tonnage shipped to outside customers that increased by 6.9% was partially offset by a decline in tonnage shipped to internal customers.  Current year sales to outside customers at our Texas facility increased by $1,625,000 or 6.4% compared to last year, as increased selling prices more than offset a decline of 2.4% in tonnage shipped to outside customers.  Loss of volume from key outside customers due to the recent period of volatile price fluctuations, a switch to alternate or offshore suppliers and planned customer inventory reductions contributed to the tonnage decrease. Sales and tonnage gains were also hampered due to reduced shipments to the sales areas impacted by the hurricanes suffered during the December quarter in the Gulf Coast region, as well as reductions in shipments to the Florida customer base due to insufficient margins.  Despite the aforementioned decline in tonnage shipped to outside customers, total tonnage shipped from our Texas facility increased 5.0% as shipments to internal customers increased a substantial 10.6% reflecting strong demand from our Commercial Group.  Cost of sales for the Group as a percentage of sales was 95.4% for fiscal 2006, an improvement from 96.1% in the prior year.  The improvement was contributed solely by our Texas facility, which achieved a cost of sales percentage of 93.4% this year versus 94.8% in fiscal 2005, as our California plant did not improve upon the 97.8% posted last year.  Due to the highly competitive marketplace, selling prices were increased directly in line with the increased cost of aluminum, resulting in increased material cost percentages for the current year.  During fiscal 2006, labor and overhead cost percentages at both facilities declined as a result of the increased selling prices coupled with efficiencies achieved as a result of increased total volume.  The impact of increased utility costs was lessened due to the implementation of energy surcharges levied on our customers during the year.  Selling, general and administrative expenses decreased slightly by $28,000, and as a percentage of sales decreased to 2.7% of sales compared to 3.1% last year.

Corporate

General and administrative expenses increased slightly by $53,000, and as a percentage of consolidated net sales decreased to 3.5% of net sales in fiscal 2006 compared to 3.9% in 2005.  The negligible increase includes two offsetting factors.  The prior year benefited from a recovery of $265,000 for then-current and prior year legal fees that was recorded as a result of a settlement.  The current year realized a reduction of $281,000 for costs related to complying with the internal control requirements of the Sarbanes-Oxley legislation.

The increase in interest income relates to increased funds available for investment during the year combined with higher rates of return compared to last year.

The effective tax rate in fiscal 2006 was 36.4% compared to 38.0% last year.  The decline was primarily attributable to the Domestic Manufacturers Deduction, which contributed to 1% of the decline in the rate, available as a result of the enactment of the American Jobs Creation Act of 2004.  We also experienced a decrease of Federal income tax reserves resulting from settlement of an Internal Revenue Service Appeals case for tax years 1997 and 1999 through 2004.

2005 vs. 2004

General Overview

Net sales for fiscal 2005 increased $38,554,000 or 18.1% from fiscal 2004.  All Groups achieved increased sales during 2005 compared to 2004.  Gross profit increased to 23.1% of sales in fiscal 2005 compared to 20.7% in fiscal 2004.  All Groups realized reductions, to varying degrees, in their cost of sales percentages during fiscal 2005 compared to fiscal 2004.  Selling, general and administrative expenses increased $3,763,000, but declined as a percentage of net sales to 14.8% of sales in fiscal 2005 compared to 15.8% in fiscal 2004.

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

Commercial Products

Sales of the Commercial Products Group increased $24,245,000 or 24.5% compared to the 2004 year.  This gain reflected increased commercial construction activity together with increased sales prices, expanded geographic market penetration and new product introductions.  Gross profit increased to 24.3% of sales in fiscal 2005 compared to 21.5% in 2004.  Despite experiencing higher aluminum costs, this Group achieved decreased material, labor and overhead cost percentages mainly due to improved margins generated as a result of the substantially higher sales volume coupled with increased prices.  Selling, general and administrative expenses increased $1,433,000, although as a percentage of sales decreased to 11.8% of sales compared to 13.1% of sales in 2004. These increased expenses reflect additional employment and sales representation costs of $1,532,000 for the 2005 year related to the increase in sales and achievement of incentive compensation targets.  Partially offsetting the increase was $180,000 of income related to retrospective adjustments to workers’ compensation insurance policies.

Residential Products

Sales of the Residential Products Group increased $9,184,000 or 14.1% compared to the 2004 year.  Consumer demand continued to stimulate new home construction, re-sales of existing homes and home improvement spending in the areas served by this Group.  New product introductions and more aggressive promotional programs also contributed to the increase.  Gross profit increased to 31.3% of sales in fiscal 2005 compared to 29.9% in 2004.  Although the material cost percentage was unchanged from the prior year, this Group experienced decreased labor and overhead cost percentages compared to 2004 reflecting production efficiencies attained from the substantially higher sales volume coupled with a decrease of $368,000 for fiscal 2005 workers’ compensation claims.  Selling, general and administrative expenses increased $981,000, but decreased as a percentage of sales to 12.7% of sales in fiscal 2005 compared to 13.0% of sales in 2004.  This increase was mainly attributable to increases of $317,000 for advertising and promotional costs, $299,000 for fiscal 2005 general liability insurance costs, and $178,000 for additional employment related to the increase in sales.

Aluminum Extrusion

Sales of the Aluminum Extrusion Group increased $5,125,000 or 10.4% compared to the 2004 year.  Although net tonnage shipped to outside customers decreased 2.5%, particularly in the area served by our California facility, the Group benefited from an increase in selling prices.  Cost of sales as a percentage of sales at 96.1% for fiscal 2005, was only slightly better than the 96.2% recorded in fiscal 2004.  Due to the highly competitive marketplace, selling prices were increased directly in line with the increased cost of aluminum resulting in increased material cost percentages and decreased labor and overhead cost percentages for the 2005 year.  Additionally, labor and overhead production efficiencies gained from higher total tonnage output, including shipments to intercompany customers, decreased labor and overhead cost percentages for the 2005 year. These gains served to offset increased material cost percentages.  Selling, general and administrative expenses increased $584,000, although as a percentage of sales remained unchanged at 3.1% of sales compared to the 2004 year.  This increase reflects increased costs of $560,000 for retrospective adjustments to workers’ compensation insurance policies.

Corporate

General and administrative expenses increased $765,000, but decreased as a percentage of consolidated net sales to 3.9% of net sales in fiscal 2005 compared to 4.2% in 2004.  The increase is mainly attributable to $780,000 for costs related to complying with the internal control requirements of the Sarbanes-Oxley legislation.  Additional costs of $199,000 were incurred during the 2005 year relating to higher employment and recruitment expense and $104,000 for increased costs for retrospective adjustments to workers’ compensation and general liability insurance policies.  Partially offsetting these increases was a recovery of $265,000 for 2005 and prior year legal fees that was recorded as a result of a settlement.

The increase in interest income related to increased funds available for investment during the 2005 year combined with higher rates of return compared to 2004.

The effective tax rate increased to 38.0% in fiscal 2005 compared to 37.7% in 2004.

Liquidity and Capital Resources

Cash and cash equivalents at June 30, 2006 were $20,446,000 compared to $12,437,000 at June 30, 2005 and $15,964,000 at June 30, 2004.  Working capital at June 30, 2006 was $88,384,000 compared to $77,554,000 at June 30, 2005 and $67,860,000 at June 30, 2004.  The ratio of current assets to current liabilities was 3.6 at the end of 2006 compared to 4.1 at the end of 2005 and 3.8 at the end of 2004.  The Company continues to be in excellent position to meet its short-term operating and discretionary cash requirements.  Funds in excess of current operating requirements are invested in short-term interest-bearing instruments.

Net cash provided by operating activities was approximately $18.2 million, $5.2 million and $12.1 million in fiscal 2006, 2005 and 2004, respectively.  Cash used in investing activities was utilized for capital expenditures for property, plant and equipment of approximately $6,358,000 in 2006, $4,246,000 in 2005 and $3,482,000 in 2004 which were financed through internal cash flow and cash reserves.  The Company projects net capital expenditures of approximately $6,400,000 for fiscal 2007 for expansion of production capacity, as well as normal recurring capitalized replacement items.  The Company anticipates financing these expenditures through internal cash flow and cash reserves.  Cash used in financing activities during the past three years was utilized mainly for payment of shareholder dividends as authorized by the Board of Directors.

The Company had no long-term debt outstanding at the end of 2006, 2005, or 2004.  The Company had $22,690,000 in available credit at the end of 2006 under short-term borrowing arrangements (see Note 3).

The Company’s financial condition remains strong.  The Company believes that its cash, other liquid assets, operating cash flows and borrowing capacity, taken together, provide more than adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses.

Inflation, Trends, and General Considerations

From 2004 to 2006, inflation has not had a material effect on our results of operations.  Our performance is dependent to a significant extent upon levels of new construction, repair and remodeling for residential and commercial construction, all of which are affected by such factors as prevailing interest rates, consumer confidence levels and general economic outlook.  In the near term, we expect to operate in an environment of increasing levels of commercial construction activity.  Increases in interest rates are expected to have a negative impact on the level of residential housing construction activity as evidenced by recent declines in new housing starts; however we expect residential remodeling activity to remain strong for the foreseeable future.  The demand for our products is seasonal, particularly in the colder regions of North America where inclement weather during the winter months usually reduces the level of building and remodeling activity.  Partially as a result we usually experience lower sales levels during the second and third quarters of our fiscal year.

Critical Accounting Policies

The Summary of Accounting Policies within the Notes to the Consolidated Financial Statements includes the significant policies and procedures used in the preparation of the Company’s consolidated financial statements. The following is a discussion of each of the Company’s critical accounting policies:

Revenue Recognition

Sales are recognized when products are shipped or when services are provided, assuming no significant Company obligations remain and the collection of related receivables is probable.  Revenue recognition on product sales is not subject to significant estimates, as the Company has not experienced significant product returns.  The Company’s net sales exclude any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer.  Standard shipping terms are FOB shipping point.

Valuation of Receivables

The majority of the Company’s accounts receivable arises from sales of products under typical industry trade terms.  Trade accounts receivable are stated at cash due from customers less allowances for doubtful accounts. Past due amounts are determined based on established terms and charged-off when deemed uncollectible.

The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  The allowance is based on management’s assessment of the business environment, customers’ financial condition, accounts receivable aging and historical collection expense.  Changes in any of these items may impact the level of future write-offs.  The Company did not have sales exceeding 5% to any single customer in 2006, 2005 or 2004.

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

Current and Pending Accounting Changes

The American Jobs Creation Act of 2004 (the “AJCA”) was signed into law on October 22, 2004.  The AJCA contains numerous changes to U.S. tax law, both temporary and permanent in nature, including a potential tax deduction with respect to certain qualified domestic manufacturing activities, changes in the carryback and carryforward utilization periods for foreign tax credits and a dividend received deduction with respect to accumulated income earned abroad.  The law has an impact on our effective tax rate, future taxable income and cash and tax planning strategies, among other effects.  The initial benefit we derived from the manufacturer’s tax deduction was recorded in the second quarter of fiscal 2006.  See Note 11 for additional information.

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs” (SFAS 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material.  SFAS 151 was effective for inventory costs incurred beginning July 1, 2005.  Adoption of SFAS 151 has not had a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment”, which replaced SFAS No. 123 and superseded APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values in the first interim or annual period beginning after June 15, 2005.  The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.  As disclosed in Note 1 under Stock Based Compensation, adoption of SFAS 123R has not had an impact on our financial statements.

In March 2005, the FASB issued Financial Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 is an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations” and clarifies (i) that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated and (ii) when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  The Company adopted FIN 47 effective June 30, 2006.  Adoption of FIN 47 has not had an impact on our financial statements.

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

In June 2006, the FASB issued Financial Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.”  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return.  This Interpretation also provides guidance on de-recognition, classification, interest, penalties, accounting in interim periods, disclosure and transition.  The evaluation of a tax position in accordance with this Interpretation will be a two-step process.  The first step will determine if it is more likely than not that a tax position will be sustained upon examination and should therefore be recognized.  The second step will measure a tax position that meets the more likely than not recognition threshold to determine the amount of benefit to recognize in the financial statements.  This Interpretation is effective for fiscal years beginning after December 15, 2006.  Upon adoption in fiscal 2008 we do not anticipate that FIN 48 will have a material impact on our financial statements.

Forward-Looking Information

This annual report contains forward-looking statements with respect to the financial condition, results of operations and business of the Company.  Such items are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such statements, including the risks and uncertainties set forth in our Annual Report on Form 10-K filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Off-Balance Sheet Transactions, Arrangements and Other Relationships

The Company is not a party to any off-balance sheet transactions, arrangements or other relationships.

QUARTERLY FINANCIAL DATA (UNAUDITED)

For the years ended June 30, 2006 and 2005

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2006
Net sales	$68,257,000	$65,730,000	$69,732,000	$77,107,000
Gross profit	15,315,000	14,673,000	15,529,000	19,782,000
Net income	3,587,000	3,578,000	3,468,000	5,611,000
Earnings per share - Basic and Diluted:
Net income	.84	.83	.81	1.30
Dividends declared	.30	.30	.30	.30
Stock price — High	39.40	41.30	42.80	44.99
Stock price — Low	30.25	36.80	37.90	37.91

2005
Net sales	$60,727,000	$61,759,000	$62,088,000	$67,014,000
Gross profit	13,964,000	13,702,000	13,894,000	16,551,000
Net income	3,034,000	2,791,000	2,731,000	4,386,000
Earnings per share — Basic and Diluted:
Net income	.71	.66	.64	1.03
Dividends declared	.30	.30	.30	.30
Stock price — High	30.33	34.40	35.74	35.49
Stock price — Low	25.70	28.25	31.10	30.40

CERTIFICATIONS

International Aluminum Corporation (a) has filed the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits to its Annual Report on Form 10-K for the year ended June 30, 2006 and (b) will submit to the New York Stock Exchange (NYSE) the 2006 Annual CEO Certification regarding compliance with the NYSE corporate governance listing standards.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

International Aluminum Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements and related disclosures in accordance with generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements and related disclosures in accordance with generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements and related disclosures.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company assessed the effectiveness of its internal control over financial reporting as of June 30, 2006.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in INTERNAL CONTROL-INTEGRATED FRAMEWORK.

Based upon management’s assessment using the criteria contained in COSO, the Company’s management has concluded that, as of June 30, 2006, International Aluminum Corporation’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
International Aluminum Corporation:

We have completed integrated audits of International Aluminum Corporation’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of International Aluminum Corporation and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report On Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of June 30, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.  We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Los Angeles, California
September 8, 2006

INTERNATIONAL ALUMINUM CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30, 2006, 2005 and 2004

	2006	2005	2004
Net sales	$280,826,000	$251,588,000	$213,034,000
Cost of sales	215,527,000	193,477,000	169,036,000
Gross profit	65,299,000	58,111,000	43,998,000
Selling, general and administrative expenses	40,094,000	37,318,000	33,555,000
Income from operations	25,205,000	20,793,000	10,443,000
Interest income	339,000	85,000	50,000
Interest expense	—	(6,000)	(20,000)
Income from continuing operations before income taxes	25,544,000	20,872,000	10,473,000
Provision for income taxes	9,300,000	7,930,000	3,944,000
Income from continuing operations	16,244,000	12,942,000	6,529,000
Income from discontinued operations, net of tax	—	—	129,000
Net income	$16,244,000	$12,942,000	$6,658,000

Earnings per share — Basic and Diluted:
Continuing operations	$3.78	$3.04	$1.54
Discontinued operations	—	—	.03
Total	$3.78	$3.04	$1.57

See accompanying notes to consolidated financial statements.

INTERNATIONAL ALUMINUM CORPORATION

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and 2005

	2006	2005
Assets

Current assets:
Cash and cash equivalents	$20,446,000	$12,437,000
Accounts receivable, less allowance of $903,000 in 2006 and $1,244,000 in 2005	49,825,000	43,543,000
Inventories	46,917,000	41,270,000
Prepaid expenses and deposits	1,856,000	2,055,000
Deferred income taxes	3,104,000	3,310,000
Total current assets	122,148,000	102,615,000

Property, plant and equipment, at cost	129,639,000	125,081,000
Accumulated depreciation	(81,846,000)	(78,179,000)
Net property, plant and equipment	47,793,000	46,902,000

Other assets:
Goodwill	689,000	645,000
Other	2,318,000	1,469,000
Total other assets	3,007,000	2,114,000
Total Assets	$172,948,000	$151,631,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$16,619,000	$9,958,000
Accrued liabilities	15,282,000	13,531,000
Income taxes payable	1,863,000	1,572,000
Total current liabilities	33,764,000	25,061,000

Deferred income taxes	5,527,000	6,067,000
Total liabilities	39,291,000	31,128,000

Commitments and contingencies (Note 4)

Shareholders’ equity:
Common stock	4,826,000	4,791,000
Paid-in capital	5,639,000	4,689,000
Retained earnings	120,060,000	108,975,000
Accumulated other comprehensive income	3,132,000	2,048,000
Total shareholders’ equity	133,657,000	120,503,000
Total Liabilities and Shareholders’ Equity	$172,948,000	$151,631,000

See accompanying notes to consolidated financial statements.

INTERNATIONAL ALUMINUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net income	$16,244,000	$12,942,000	$6,658,000
Adjustments for noncash transactions:
Depreciation and amortization	5,873,000	6,269,000	6,526,000
Deferred income taxes	(334,000)	(1,101,000)	(260,000)
Changes in assets and liabilities:
Receivables	(5,927,000)	(4,232,000)	(4,667,000)
Inventories	(5,439,000)	(8,811,000)	(3,714,000)
Prepaid expenses and other	(636,000)	(886,000)	490,000
Accounts payable	6,328,000	(1,148,000)	3,434,000
Accrued liabilities	1,729,000	1,609,000	2,883,000
Income taxes payable	399,000	557,000	796,000
Net cash provided by operating activities	18,237,000	5,199,000	12,146,000

Cash flows from investing activities:
Capital expenditures	(6,358,000)	(4,246,000)	(3,482,000)
Proceeds from sales of capital assets	209,000	221,000	212,000
Net cash used in investing activities	(6,149,000)	(4,025,000)	(3,270,000)

Cash flows from financing activities:
Dividends paid to shareholders	(5,159,000)	(5,107,000)	(5,094,000)
Exercise of stock options	985,000	592,000	—
Net repayments under lines of credit	—	(220,000)	(394,000)
Net cash used in financing activities	(4,174,000)	(4,735,000)	(5,488,000)

Effect of exchange rate changes	95,000	34,000	6,000

Net change in cash and cash equivalents	8,009,000	(3,527,000)	3,394,000
Cash and cash equivalents at beginning of year	12,437,000	15,964,000	12,570,000
Cash and cash equivalents at end of year	$20,446,000	$12,437,000	$15,964,000

Supplemental cash flow information:
Interest payments	$—	$6,000	$20,000
Income tax payments	$9,112,000	$8,088,000	$3,184,000

See accompanying notes to consolidated financial statements.

INTERNATIONAL ALUMINUM CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2006, 2005 and 2004

					Accumulated
					Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total
Balance, June 30, 2003	4,244,794	$4,765,000	$4,123,000	$99,576,000	$1,072,000	$109,536,000
Net income				6,658,000		6,658,000
Translation adjustment					106,000	106,000
Total comprehensive income						6,764,000
Cash dividends				(5,094,000)		(5,094,000)
Balance, June 30, 2004	4,244,794	4,765,000	4,123,000	101,140,000	1,178,000	111,206,000

Net income				12,942,000		12,942,000
Translation adjustment					870,000	870,000
Total comprehensive income						13,812,000
Exercise of stock options	25,938	26,000	566,000			592,000
Cash dividends				(5,107,000)		(5,107,000)
Balance, June 30, 2005	4,270,732	4,791,000	4,689,000	108,975,000	2,048,000	120,503,000

Net income				16,244,000		16,244,000
Translation adjustment					1,084,000	1,084,000
Total comprehensive income						17,328,000
Exercise of stock options	34,606	35,000	950,000			985,000
Cash dividends				(5,159,000)		(5,159,000)
Balance, June 30, 2006	4,305,338	$4,826,000	$5,639,000	$120,060,000	$3,132,000	$133,657,000

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Significant Accounting Policies and Procedures

Description of Business and Principles of Consolidation

International Aluminum Corporation (the Company) is an integrated building products manufacturer of diversified lines of quality aluminum and vinyl products.  The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries.  All significant intercompany transactions and accounts have been eliminated in consolidation.  Certain reclassifications of prior year information may have been made to conform to the current presentation.

Revenue Recognition

Sales are recognized when products are shipped or services are provided, assuming no significant Company obligations remain and the collection of related receivables is probable.  Net sales exclude any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. Shipping charges billed to customers are included in Net Sales and shipping and handling charges incurred by the Company are included in Cost of Sales.  Standard shipping terms are FOB shipping point.

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

The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  The allowance is based on management’s assessment of the business environment, customers’ financial condition, accounts receivable aging and historical collection expense.  Changes in any of these items may impact the level of future write-offs.  The Company did not have sales exceeding 5% to any single customer in 2006, 2005 or 2004.

Inventory

Inventories are valued at the lower of cost or market.  The cost is determined by the first-in, first-out (FIFO) method and inventories are reviewed for excess quantities and obsolescence.  Inventories at fiscal year ends were as follows:

	2006	2005
Raw materials	$39,531,000	$34,720,000
Work in process	898,000	1,333,000
Finished goods	6,488,000	5,217,000
Total inventories	$46,917,000	$41,270,000

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

Goodwill

The excess of the purchase price over the underlying book value of any businesses or assets acquired is classified as “Goodwill.”  The nominal increase in goodwill during 2006 relates to the effect of applying fluctuating foreign exchange rates to balances pertaining to our Canadian subsidiaries.  The Company accounts for its goodwill under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.”  Under SFAS No. 142, goodwill is not amortized, but it is tested for impairment at least annually.  Each year the Company tests for impairment of goodwill according to a two-step approach.  In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to its market capitalization at the date of valuation.  If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any.  In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit.  If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.  In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  No impairments have been recorded since the initial adoption of SFAS 142.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.”  SFAS No. 109 requires an asset and liability approach for financial reporting for income taxes.  Under SFAS No. 109, deferred taxes are provided for temporary differences between the carrying values of assets and liabilities for financial reporting and tax purposes at the enacted rates at which these differences are expected to reverse.

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

Advertising Expense

The Company expenses advertising costs as incurred.  Advertising expenses of approximately $2,345,000, $2,424,000 and $2,011,000 were charged to selling, general and administrative expenses for the years ended June 30, 2006, 2005 and 2004, respectively.

Stock Based Compensation

The Company granted incentive stock options for the purchase of common stock to certain executive and managerial employees under the Company’s 1991 Stock Option Plan, whose expired granting authority has been transferred to the successor plan, the 2001 Stock Option Plan.  The options have an exercise price equal to the market price of the stock on the date of grant, a term of ten years and become exercisable, or vested, in equal installments over a five-year period from the date of grant so long as the employees remain in the continuous employ of the Company.  Prior to July 1, 2005, the Company applied Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations in accounting for stock options granted under the plan.  Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference, if any, on the date of grant between the fair value of the Company’s common stock and the exercise price.  All options issued have an exercise price equal to the fair value on the date of grant.  Accordingly, no compensation cost has been recognized for those stock options.  On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation”.  SFAS No. 148’s transition guidance and provisions for disclosures were effective for fiscal years ending after December 15, 2002.  The Company did not adopt fair value accounting for employee stock options under SFAS No. 123 and SFAS No. 148.  Since all outstanding stock awards are stock options with no intrinsic value at the date of grant and were fully vested before the income statement periods presented, there would have been no change in reported net income and earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123.  In addition, on July 1, 2005 the Company adopted SFAS No. 123R (revised 2004), “Share-Based Payment”, which replaced SFAS No. 123 and superseded APB Opinion No. 25, using the modified prospective application.  SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values in the first interim or annual period beginning after June 15, 2005.  The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.  The adoption of SFAS 123R did not result in compensation cost being recorded, as all outstanding options were fully vested on the date of adoption.  During the three-year period ended June 30, 2006 no stock options or other stock awards were granted.

Note 2.  Balance Sheet Components

	2006	2005
Property, Plant and Equipment, at Cost
Land	$7,068,000	$6,953,000
Buildings and improvements	32,988,000	29,932,000
Machinery and equipment	77,608,000	74,016,000
Office Equipment/Computers	7,356,000	7,427,000
Vehicles	4,619,000	4,478,000
Construction in process	—	2,275,000
	$129,639,000	$125,081,000

	2006	2005
Accrued Liabilities
Wages, deferred compensation and compensated absences	$8,921,000	$8,167,000
Taxes, other than income taxes	1,319,000	1,393,000
Dividends	1,292,000	1,281,000
Other	3,750,000	2,690,000
	$15,282,000	$13,531,000

Note 3.  Short-Term Debt and Lines of Credit

The Company has a loan agreement with a domestic bank providing for a $20,000,000 unsecured short-term line of credit at 55 basis points below the prevailing prime interest rate. There were no amounts outstanding under the agreement at June 30, 2006 or June 30, 2005.  Additionally, the Company’s Canadian subsidiaries have loan agreements with a foreign bank providing for $2,690,000 in collateralized short-term lines of credit, at the prevailing Canadian prime interest rate.  There were no amounts outstanding under the agreements at June 30, 2006 or June 30, 2005.

Note 4.  Commitments and Contingencies

The Company is committed under real property lease agreements expiring at various dates to 2014.  Certain of the leases have renewal options for periods up to five years, and others provide for rent revisions at various dates.  Under the leases, the Company is obligated to pay property taxes, insurance and maintenance.  All facility leases are classified as operating leases.

Real property rental expense was $859,000 in 2006, $806,000 in 2005, and $801,000 in 2004.  Real property rental commitments are $1,068,000 in 2007, $1,014,000 in 2008, $824,000 in 2009, $741,000 in 2010, $636,000 in 2011, and $727,000 in 2012-2014.

The Company was named in a class action filed in California: Klotzer v. International Window Corporation, et.al., filed in December 2002.  The plaintiffs assert various causes of action, including strict product liability and breach of warranty.  The plaintiffs also purport to represent a statewide class of persons who own buildings in California that contain the Company’s Series 6200 horizontal sliding, vertical hung, or fixed aluminum windows manufactured during the period 1993 to the present.  In November 2005, the Court certified the plaintiff class. The named plaintiffs seek actual and punitive damages as well as injunctive and restitutionary relief on their claims, including the cost to remove and replace all of the Series 6200 windows in the class.  The Company denies any liability.

The Company’s insurers have accepted the defense of this lawsuit under reservation of rights.  The scope of the Company’s insurance coverage may depend upon the ultimate disposition of the plaintiffs’ claims. The Company believes the plaintiffs’ claims are without merit, and it intends to vigorously defend this lawsuit.  The lawsuit is in the discovery phase, and the Company cannot predict its outcome or the extent to which insurance would be available to cover any eventual judgment or settlement in the lawsuit.

The Company is party to various other claims, legal actions and complaints arising in the ordinary course of business which in the opinion of management are without merit or are of such kind, or involve such amounts, that an unfavorable disposition would not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Note 5.  Stock Options

The options outstanding under the 1991 and 2001 Stock Option Plans for fiscal year ended June 30, 2006 were:

	Outstanding		Exercisable
	Number Of	Weighted-Average	Number Of	Weighted-Average
	Shares	Exercise Price	Shares	Exercise Price
Outstanding, June 30, 2005	55,526	$28.89	55,526	$28.89
Granted	—
Exercised	44,526	28.43	11,000	30.75
Expired	(2,500)	28.00	—	—
Outstanding, June 30, 2006	8,500	31.56	8,500	31.56

Stock Option Summary at June 30, 2006:
$31.56 (Life: 1.6 years)	8,500	31.56	8,500	31.56
Available for future grants	392,200

The total intrinsic value of options outstanding at June 30, 2006 was $54,740.  The total intrinsic value of options exercised during the fiscal year ended June 30, 2006 was $373,192.

Upon exercise, stock options are settled through issuance of previously authorized but unissued shares.

Note 6.  Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the related period.  Diluted earnings per share is computed by dividing net income by the weighted-average common shares and potentially dilutive common equivalent shares outstanding determined as follows:

	2006	2005	2004
Numerator:
Income from continuing operations	$16,244,000	$12,942,000	$6,529,000
Income from discontinued operations, net of tax	—	—	129,000
Net income	$16,244,000	$12,942,000	$6,658,000

Denominator:
Weighted-average shares outstanding used to compute basic EPS	4,294,427	4,252,728	4,244,794
Incremental shares issuable upon the exercise of stock options	2,561	6,928	3,401
Shares used to compute diluted EPS	4,296,988	4,259,656	4,248,195

Basic and Diluted net earnings per share:
Before effect of discontinued operations	$3.78	$3.04	$1.54
Discontinued operations	—	—	.03
Basic and Diluted net earnings per share	$3.78	$3.04	$1.57

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price of common stock during the related period.  The incremental shares for the fiscal years ending 2005 and 2004 exclude 8,625 and 60,750 stock option shares, respectively, because their inclusion would be anti-dilutive, since the option price was greater than the Company’s average common stock price for related periods.

Note 7.  Capital Stock

The Company has 500,000 shares of preferred stock authorized, with a $10 par value, none of which is outstanding.  There are 10,000,000 shares of common stock authorized, $1 par value, of which 4,305,338 shares were outstanding at June 30, 2006 and 4,270,732 were outstanding at June 30, 2005.

Note 8.  Acquisitions and Divestitures

During fiscal 2003, the Company ceased operations of its International Window-Colorado window and door subsidiary which was a component of the Residential Products segment. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company wrote down the net assets of this subsidiary to their estimated net realizable value and reported its results as discontinued operations.  Due to favorable accounts receivable collections and the sale of a portion of the Window-Colorado equipment and inventory, the Company recognized a pre-tax gain of $215,000 ($129,000 net of tax) in fiscal 2004, which has been classified as discontinued operations.  The Company does not anticipate any future activity with respect to this subsidiary.

Note 9. Income Taxes

The components of income before U.S. and foreign income taxes are:

	2006	2005	2004
Domestic	$24,474,000	$20,535,000	$10,567,000
Foreign	1,070,000	337,000	121,000
	$25,544,000	$20,872,000	$10,688,000

The provision for income taxes is comprised of the following:

	2006	2005	2004
Current —
Federal	$7,963,000	$7,776,000	$3,487,000
State	1,535,000	984,000	568,000
Foreign	136,000	271,000	235,000
	9,634,000	9,031,000	4,290,000

Deferred —
Federal	(823,000)	(876,000)	(6,000)
State	(33,000)	(75,000)	(33,000)
Foreign	522,000	(150,000)	(221,000)
	(334,000)	(1,101,000)	(260,000)
	$9,300,000	$7,930,000	$4,030,000

Allocation of total provision —
Continuing operations	$9,300,000	$7,930,000	$3,944,000
Discontinued operations	—	—	86,000
Total provision	$9,300,000	$7,930,000	$4,030,000

A reconciliation between the provisions for income taxes, computed by applying the Federal statutory rate to income before taxes, and the book provisions for income taxes follows:

	2006	2005	2004
Tax provision on book income at statutory rate	$8,940,000	$7,305,000	$3,641,000
Increases (decreases) resulting from:
State income taxes, net of Federal income tax benefit	976,000	591,000	353,000
AJCA Manufacturer’s Deduction	(265,000)	—	—
Reduction to Federal tax reserve	(512,000)	—	—
Other	161,000	34,000	36,000
Provision for income taxes	$9,300,000	$7,930,000	$4,030,000

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes.  The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities at year end are as follows:

	2006	2005
Accounts receivable	$309,000	$423,000
Inventory	470,000	387,000
Accrued liabilities	1,789,000	1,478,000
Canadian operating loss carryforwards	328,000	999,000
Other	208,000	23,000
Net deferred tax asset	$3,104,000	$3,310,000

Property, plant and equipment	$5,450,000	$5,953,000
Other	77,000	114,000
Net deferred tax liability	$5,527,000	$6,067,000

No provision for U.S. taxes has been made for undistributed earnings of the Canadian subsidiaries since it is expected that the major portion of such earnings will continue to be reinvested for an indefinite period.  The Company has Canadian net operating loss carryforwards that expire between 2009 and 2011.  Management believes that it is more likely than not that the Company will generate sufficient taxable income in the appropriate carryforward periods to realize the benefit of the Canadian net operating loss carryforwards.

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

RESIDENTIAL — Extensive lines of windows and patio doors manufactured from vinyl and aluminum for the residential building and remodeling markets.

ALUMINUM EXTRUSION — Mill finish, anodized, painted and fabricated aluminum extrusions.

The Company uses a portion of its aluminum extrusion production in its Commercial and Residential segments.  Transfers are made at market prices.  Accounting policies for the segments are the same as those described in Note 1.  The Company evaluates performance based on operating income or loss before any allocation of corporate overhead, interest or taxes.

The following is significant financial information by operating segment, reconciling to the Company’s totals.

	Sales			Operating Income
(In thousands)	2006	2005	2004	2006	2005	2004
Commercial	$134,998	$123,604	$99,807	$19,054	$15,518	$8,335
Residential	85,668	74,443	65,355	14,955	13,791	11,049
Aluminum Extrusion	130,829	114,807	97,378	2,540	951	709
Total segments	351,495	312,854	262,540	36,549	30,260	20,093
Eliminations	(70,669)	(61,266)	(49,506)	(1,526)	273	(668)
Corporate	—	—	—	(9,818)	(9,740)	(8,982)
Total	$280,826	$251,588	$213,034	$25,205	$20,793	$10,443

	Capital Expenditures			Depreciation and Amortization
(In thousands)	2006	2005	2004	2006	2005	2004
Commercial	$1,073	$688	$542	$1,597	$1,698	$1,820
Residential	4,194	3,110	2,075	1,869	1,798	1,847
Aluminum Extrusion	473	367	519	2,167	2,410	2,481
Total segments	5,740	4,165	3,136	5,633	5,906	6,148
Corporate	618	81	346	240	363	378
Total	$6,358	$4,246	$3,482	$5,873	$6,269	$6,526

	Total Assets
(In thousands)	2006	2005
Commercial	$78,464	$66,353
Residential	34,320	32,076
Aluminum Extrusion	40,143	42,010
Total segments	152,927	140,439
Corporate	20,021	11,192
Total	$172,948	$151,631

Note 11.  Current and Pending Accounting Changes

The American Jobs Creation Act of 2004 (the “AJCA”) was signed into law on October 22, 2004.  The AJCA contains numerous changes to U.S. tax law, both temporary and permanent in nature, including a potential tax deduction with respect to certain qualified domestic manufacturing activities, changes in the carryback and carryforward utilization periods for foreign tax credits and a dividend received deduction with respect to accumulated income earned abroad. The law impacts the Company’s effective tax rate, future taxable income and cash and tax planning strategies, amongst other effects. In December 2004, the FASB issued Staff Position No. 109-1 (“FSP 109-1”), Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 and Staff Position No. 109-2 (“FSP 109-2”), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. FSP 109-1 clarifies that the manufacturer’s tax deduction provided for under the AJCA should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction.  FSP 109-2 provides accounting and disclosure guidance for the repatriation of certain foreign earnings to a U.S. taxpayer as provided for in the AJCA.  The Company has no plans to repatriate foreign earnings.  The initial benefit we derived from the manufacturer’s tax deduction was recorded in the second quarter of fiscal 2006.

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs” (SFAS 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material.  SFAS 151 was effective for inventory costs incurred beginning July 1, 2005.  Adoption of SFAS 151 has not had a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment,” which replaced SFAS No. 123 and superseded APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values in the first interim or annual period beginning after June 15, 2005.  The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.  As previously disclosed in Note 1 under Stock Based Compensation, adoption of SFAS 123R has not had an impact on our financial statements.

In March 2005, the FASB issued Financial Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.”  FIN 47 is an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations” and clarifies (i) that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated and (ii) when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  The Company adopted FIN 47 effective June 30, 2006.  Adoption of FIN 47 has not had an impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154 (SFAS 154), “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.”  Under the previous guidance, most voluntary changes in accounting principle were required to be recognized as the cumulative effect of a change in accounting principle within the net income of the periods in which the change is made.  SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle, unless it is impracticable to do so.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued Financial Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.”  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return.  This Interpretation also provides guidance on de-recognition, classification, interest, penalties, accounting in interim periods, disclosure and transition.  The evaluation of a tax position in accordance with this Interpretation will be a two-step process.  The first step will determine if it is more likely than not that a tax position will be sustained upon examination and should therefore be recognized.  The second step will measure a tax position that meets the more likely than not recognition threshold to determine the amount of benefit to recognize in the financial statements.  This Interpretation is effective for fiscal years beginning after December 15, 2006.  Upon adoption in fiscal 2008 we do not anticipate that FIN 48 will have a material impact on our financial statements.

CORPORATE INFORMATION

DIRECTORS

Cornelius C. Vanderstar
Chairman of the Board

Ronald L. Rudy

John P. Cunningham
Retired President of International Aluminum Corporation

Alexander L. Dean
President, David Brooks Company

Joel F. McIntyre
Attorney At Law

Norma A. Provencio
President, Provencio Advisory Services, Inc.

David C. Treinen
Retired President of International Aluminum Corporation

STOCK TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
(212) 509-4000
Internet at www.continentalstock.com

STOCK EXCHANGE LISTING

The Company’s common stock (trading symbol: IAL) is listed on the New York Stock Exchange

OFFICERS

Ronald L. Rudy
President & Chief Executive Officer

Mitchell K. Fogelman
Senior Vice President — Finance & Secretary

William G. Gainer
Senior Vice President — Operations

Susan L. Leone
Vice President — Human Resources

FINANCIAL INFORMATION ON CORPORATE WEBSITE

The Company makes available on its website, www.intlalum.com, its periodic reports on Form 10-K and 10-Q as soon as reasonably practicable after they have been filed.

ELECTRONIC TRANSFER OF DIVIDENDS

For information and forms, write to:
Corporate Secretary
International Aluminum Corporation
P. O. Box 6
Monterey Park, CA 91754

ANNUAL SHAREHOLDERS MEETING

2 p.m., Thursday, October 26, 2006
International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, CA 91754

SUBSIDIARIES BY SEGMENT

COMMERCIAL

Douglas R. Ellerbrock
Executive Vice President
Commercial Products Group

United States Aluminum Corporation
Vernon, California
Phoenix, Arizona (opening Fall 2006)

United States Aluminum Corporation-Illinois
Bedford Park, Illinois
Boston, Massachusetts
Detroit, Michigan

United States Aluminum Corporation-Texas
Waxahachie, Texas
Denver, Colorado
St. Louis, Missouri
Dallas, Texas
Houston, Texas

United States Aluminum Corporation-Carolina
Rock Hill, South Carolina
Orlando, Florida (opening Fall 2006)
Atlanta, Georgia
Baltimore, Maryland

United States Aluminum Of Canada–British Columbia, Ltd.
Langley, British Columbia, Canada

United States Aluminum Of Canada–Ontario, Ltd.
Guelph, Ontario, Canada

Raco Interior Products, Inc.
Houston, Texas
Waxahachie, Texas
Dallas, Texas

RESIDENTIAL

George L. Hall
Executive Vice President
Residential Products Group

International Window Corporation
South Gate, California

International Window-Northern California
Hayward, California

International Window-Arizona, Inc
Phoenix, Arizona

ALUMINUM EXTRUSION

International Extrusion Corporation
Alhambra, California

International Extrusion Corporation-Texas
Waxahachie, Texas

International Aluminum Corporation

767 Monterey Pass Road
Monterey Park, California 91754
Tel:	(323) 264-1670
Fax:	(323) 266-3838
Web:	www.intlalum.com